KING DIGITAL ENTERTAINMENT PLC 6-K

EXHIBIT 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about this offer, you should consult an independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007) (as amended) or the Investment Intermediaries Act 1995 (as amended) or, if you are taking advice in the United Kingdom, is an organisation or firm authorised under the Financial Services and Markets Act 2000 (as amended) of the United Kingdom or, if you are not taking advice in Ireland or the United Kingdom, is an appropriately authorised independent financial adviser.

This document relates to a transaction which, if implemented, will result in the cancellation of the listing of King Shares on the New York Stock Exchange.

The release, publication or distribution of this document and any accompanying documents in jurisdictions other than Ireland, the United Kingdom and the United States may be restricted by the laws of those jurisdictions and therefore any person into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by law, King and Activision Blizzard disclaim any responsibility or liability for violation of such restrictions by such persons.

Recommended Acquisition for Cash by

ABS Partners C.V.,

a wholly-owned subsidiary of

Activision Blizzard, Inc.,

of

King Digital Entertainment Public Limited Company

to be implemented by means of a Scheme of Arrangement

under Chapter 1 of Part 9 of the Companies Act 2014

The action to be taken by King Shareholders in respect of the Meetings is set out at pages 25 to 30.

King Shareholders of record will find enclosed with this document proxy card(s) for each of the Meetings at which they are entitled to vote. Instructions for returning proxy cards are set out at pages 26 and 27. The completion and return of proxy cards will not prevent King Shareholders of record from attending and voting in person at the Scheme Meetings or the EGM (as appropriate) or any adjournment thereof if they so wish and are so entitled.

King Shareholders who hold King Shares through DTC should follow the voting instructions received from their brokerage firm, bank, dealer or other similar organisation, including the Computershare UK King employee platform.

Voting Record Time: 5.00 p.m. (ET/New York time) on 15 November 2015.

This document should be read as a whole. Your attention is drawn to the letter from Gerhard Florin, Chairman of the King Board, in Part 1 (Letter of Recommendation from the King Board) of this document, which contains a unanimous recommendation from the King Board that you vote in favour of the Resolutions. Information required under Section 452 of the Act is contained in Part 3 of this document.

Capitalised words in this document are defined in Part 9 (Definitions).

Notices convening the Scheme Meetings and the EGM, all of which will be held at 2 Grand Canal Square, Dublin 2, Ireland on 12 January 2016 are set out in the following parts of this document:

●	Part 10 (Notice of King Ordinary Share Class Scheme Meeting);

●	Part 11 (Notice of King Linked Share Class Scheme Meeting);

●	Part 12 (Notice of King Restricted Share Class Scheme Meeting); and

●	Part 13 (Notice of EGM of King Digital Entertainment Public Limited Company).

The King Ordinary Share Class Scheme Meeting will start at 11.00 a.m. (Irish time).

The King Linked Share Class Scheme Meeting will start at 11.05 a.m. (Irish time) (or, if later, as soon thereafter as the King Ordinary Share Class Scheme Meeting has been concluded or adjourned).

The King Restricted Share Class Scheme Meeting will start at 11.10 a.m. (Irish time) (or, if later, as soon thereafter as the King Linked Share Class Scheme Meeting has been concluded or adjourned).

The EGM will start at 11.15 a.m. (Irish time) (or, if later, as soon thereafter as the Scheme Meetings, convened for the same date and place, have concluded or been adjourned).

Voting Record Time

Only holders of King Shares as of 5.00 p.m. (ET/New York time) on 15 November 2015, the Voting Record Time for the Meetings, will be entitled to notice of, and to vote at the Meetings or any adjournments thereof (to the extent that they are holders of a King Share in the applicable class). At the Voting Record Time, there were 315,940,659 King Shares outstanding, held by 69 holders of record. Each outstanding King Share is entitled to one vote on each proposal on which the holder of such King Share is eligible to vote and any other matter properly coming before the Meetings.

A King Shareholder of record who is entitled to attend and vote at the Meetings is entitled to appoint one or more proxies to attend, speak and vote on his or her behalf. A proxy need not be a King Shareholder.

The action to be taken by King Shareholders in respect of the Meetings and the Acquisition is set out at pages 25 to 30.

Statements Required by the Irish Takeover Rules

The King Directors accept responsibility for the information contained in this document other than information relating to Activision Blizzard, ABS Partners, the Activision Blizzard Group, the Activision Blizzard Directors, the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) and members of their immediate families, related trusts and persons connected with them for which the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) accept responsibility. To the best of the knowledge and belief of the King Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Activision Blizzard Directors and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) accept responsibility for the information contained in this document

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relating to Activision Blizzard, ABS Partners, the Activision Blizzard Group, the Activision Blizzard Directors, the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) and their immediate families, related trusts and persons connected with them for which the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC accept responsibility. To the best of the knowledge and belief of the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Activision Blizzard and for no one else in connection with the matters set out in this document and will not be responsible to anyone other than Activision Blizzard for affording the protections afforded to clients of Goldman Sachs or for providing advice in connection with the contents of this document or any matter referred to herein.

Bank of America Merrill Lynch is acting exclusively for Activision Blizzard and for no one else in connection with the matters set out in this document and will not be responsible to anyone other than Activision Blizzard for providing the protections afforded to its clients or for providing advice in connection with the contents of this document or any matter referred to herein.

Bank of America Merrill Lynch is the marketing name for the global banking and global markets businesses of Bank of America Corporation. Lending, derivatives, and other commercial banking activities are performed globally by banking affiliates of Bank of America Corporation, including Bank of America, N.A., member of the U.S. Federal Deposit Insurance Corporation. Securities, strategic advisory, and other investment banking activities are performed globally by investment banking affiliates of Bank of America Corporation, including, in the United States, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which is a registered broker-dealer and member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation, and, in other jurisdictions, locally registered entities.

J.P. Morgan, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for King and no one else in connection with the matters set out in this document and will not regard any other person as its client in relation to the matters in this document and will not be responsible to anyone other than King for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Activision Blizzard’s financial adviser is Goldman Sachs. Activision Blizzard has also received financial advice from Bank of America Merrill Lynch. Debevoise & Plimpton LLP, Mason Hayes & Curran, and Allen & Overy LLP are providing legal advice as to U.S. law, Irish law and antitrust law, respectively.

King’s financial adviser is J.P. Morgan. Fenwick & West LLP and William Fry are providing legal advice as to U.S. law and Irish law, respectively.

This document is not intended to, and does not, constitute an offer to purchase, sell, subscribe for or exchange, or the solicitation of an offer to purchase, sell, subscribe for or exchange or an invitation to purchase, sell, subscribe for or exchange any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This document does not constitute a prospectus or an equivalent document and it is not intended to, and does not, constitute or form any part of an offer or invitation to sell or purchase or subscribe for any securities or a solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise.

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General

The release, publication or distribution of this document in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions. Accordingly, copies of this document and all other documents relating to the Acquisition are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the Acquisition disclaim any responsibility or liability for the violations of any such restrictions by any Person.

The attention of King Shareholders, who are resident in, or citizens of, or who have a contractual or legal obligation to forward this document to, Restricted Jurisdictions, is drawn to paragraph 11 in Part 3 (Information Required under Section 452 of the Act) of this document.

This document has been prepared for the purposes of complying with Irish law and the Irish Takeover Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws and regulations of any jurisdiction outside of Ireland. The full text of the Conditions to which the Acquisition is subject and reference to certain further terms of the Acquisition are set out in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document.

Any response in relation to the Acquisition should be made only on the basis of the information contained in this document or any other document by which the Acquisition is made. King Shareholders are advised to read carefully the formal documentation in relation to the proposed Acquisition.

Activision Blizzard reserves the right, subject to the prior approval of the Panel, to elect to implement the Acquisition by way of an Offer in the circumstances described in, and subject to, the terms of the Transaction Agreement. Without limiting the provisions of the Transaction Agreement, in such event, such Offer will be implemented on terms and conditions that are at least as favourable to the King Shareholders (except for an acceptance condition set at 80% of the nominal value of the King Shares to which such an Offer relates and which are not already beneficially owned by Activision Blizzard, if any) as those which would apply in relation to the Scheme.

If you are a King Shareholder and have any questions relating to the Acquisition or to this document or how to vote, you should contact Innisfree at 1-888-750-5834 (if calling within the United States) or at 001-412-232-3651 (if calling from outside the United States) between 9.00 a.m. and 5.00 p.m. (ET/New York time) on any Business Day. Banks and brokers should call 1-212-750-5833. Innisfree cannot provide advice on the benefits of the Acquisition or recommend how you vote or give any financial advice or tax advice.

Pursuant to Rule 30.2(b) of the Irish Takeover Rules, this document will be available to King employees on investor.king.com/acquisition and to Activision Blizzard employees on activisionblizzard.acquisitionoffer.com.

A copy of this document and the documents required to be published pursuant to the Irish Takeover Rules by Activision Blizzard will be made available by Activision Blizzard free of charge, subject to certain restrictions relating to persons in restricted jurisdictions, on activisionblizzard.acquisitionoffer.com by no later than midday (ET/New York time) on 1 December 2015. King will also make a copy of this document and the documents required to be published pursuant to the Irish Takeover Rules by King available on its website free of charge, subject to certain restrictions relating to persons in restricted jurisdictions at investor.king.com/acquisition by no later than midday (ET/New York time) on 1 December 2015.

Save where specifically provided, neither the content of any website referred to in this document, nor the content of any website accessible from hyperlinks included in this document, shall be deemed incorporated into, or made a part of, this document.

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No Profit Forecast / Asset Valuation

Save for the King Profit Forecast set out in Annex III, no statement in this document is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for King or Activision Blizzard or ABS Partners, as appropriate. No statement in this document constitutes an asset valuation.

Rule 8 Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of King, all “dealings” in any “relevant securities” of King (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 p.m. (ET/New York time) on the “business day” following the date of the relevant transaction. This requirement will continue until the Effective Date or the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of King, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of King by Activision Blizzard or ABS Partners, or by any party acting in concert with either of them or with King, must also be disclosed by no later than midday (ET/New York time) on the “business day” following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Cautionary Statement Concerning Forward-Looking Statements

This document contains forward-looking statements that include, but are not limited to, statements about the expectations, assumptions, beliefs, plans, intentions or strategies of Activision Blizzard, King or their respective boards of directors, as the case may be, regarding the future, including, but not limited to, statements about the Acquisition described herein, benefits and synergies of the Acquisition, projections of revenues, gross bookings, expenses, income or loss, adjusted EBITDA or adjusted EBITDA margin, earnings or loss per share, cash flow or other financial items, future opportunities, anticipated business levels, future financial or operating performance, planned activities and objectives, including those related to product releases, anticipated growth, market opportunities, strategies, competition and other expectations, targets for future periods, and assumptions underlying such statements. These forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “to be”, “might”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “future”, “positioned”, “potential”, “intend”, “continue”, “remain”, “scheduled”, “outlook”, “set to”, “subject to”, “upcoming”, “target” and variations of these words or similar expressions. Forward-looking statements are subject to business and economic risk, reflect Activision Blizzard and/or King management’s current expectations and estimates, and are inherently uncertain and difficult to predict. Actual future results may differ materially from those expressed or implied by such forward-looking statements.

Factors that could cause or contribute to such differences include, but are not limited to: uncertainties as to the timing of the Acquisition; uncertainties as to whether Activision Blizzard will be able to

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consummate the Acquisition; uncertainties as to whether shareholders will provide the requisite approvals for the Acquisition on a timely basis or at all; the possibility that competing offers will be made; the possibility that certain conditions to the consummation of the Acquisition will not be satisfied, including without limitation obtaining the requisite approval of the Scheme of Arrangement at the Meetings; the possibility that Activision Blizzard will be unable to obtain regulatory approvals for the Acquisition on a timely basis or at all, or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the Acquisition; the possibility that shareholders will file lawsuits challenging the Acquisition, including actions seeking to rescind the Scheme of Arrangement or enjoin the consummation of the Acquisition; the ability to meet expectations regarding the accounting and tax treatments of the Acquisition; changes in relevant tax and other laws or regulations; the integration of King being more difficult, time-consuming or costly than expected; the diversion of Activision Blizzard and/or King management time and attention to issues relating to the Acquisition and integration; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the Acquisition; the difficulty retaining certain key employees of King and Activision Blizzard following the Acquisition; the possibility that Activision Blizzard may be unable to achieve expected synergies and operating efficiencies in connection with the Acquisition within the expected time-frames or at all; the scope, timing and outcome of any ongoing legal proceedings involving Activision Blizzard or King and the impact of any such proceedings on financial condition, results of operations and/or cash flows of Activision Blizzard, King or the combined company; the possibility that costs, fees, expenses or charges Activision Blizzard and/or King incur in connection with the Acquisition are greater than expected; the possibility that the Scheme may be terminated in circumstances that require King to reimburse certain expenses to Activision Blizzard or Activision Blizzard to pay a termination fee to King related to the Acquisition; the ability of Activision Blizzard, King or the combined company to protect intellectual property and preserve intellectual property rights; and changes in the economic and financial conditions of the businesses of Activision Blizzard, King, or the combined company.

In addition, with regard to Activision Blizzard, a number of important factors could cause Activision Blizzard’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements. Such factors include, but are not limited to: sales levels of Activision Blizzard’s titles; increasing concentration of revenues among a small number of titles; Activision Blizzard’s ability to predict consumer preferences, including interest in specific genres, such as first-person action, massively multiplayer online, “toys to life” and music based games, and preferences among hardware platforms; the amount of Activision Blizzard’s debt and the limitations imposed by the covenants in the agreements governing such debt; adoption rate and availability of new hardware (including peripherals) and related software, particularly during console transitions; counterparty risks relating to customers, licensees, licensors and manufacturers; maintenance of relationships with key personnel, customers, financing providers, licensees, licensors, manufacturers, vendors, and third-party developers, including the ability to attract, retain and develop key personnel and developers that can create high quality titles; changing business models, including digital delivery of content and the increased prevalence of free-to-play games; product delays or defects; competition, including from used games and other forms of entertainment; rapid changes in technology and industry standards; possible declines in software pricing; product returns and price protection; the identification of suitable future acquisition opportunities and potential challenges associated with geographic expansion; the seasonal and cyclical nature of the interactive entertainment market; litigation risks and associated costs; protection of proprietary rights; shifts in consumer spending trends; capital market risks; applicable regulations; domestic and international economic, financial and political conditions and policies; tax rates and foreign exchange rates; and the impact of the current macroeconomic environment.

Further, with regard to King, a number of important factors could cause King’s actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements. Such factors include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of King’s revenue and gross bookings, and declines in popularity of these games could harm King’s financial results; King’s ability to develop new games and enhance existing games in a timely manner; delays to the launch of new games; revenues and gross bookings from King’s new games not being sufficient to offset declines due to its more mature games; market acceptance of new games and enhancements to existing games; King’s growth rate and strategies; the level and frequency of user gameplay and monetisation; King’s ability to retain and increase its player

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base and paying-player base; intense industry competition; changes in the digital gaming industry; changing player preferences and the continued popularity of mobile games and devices; King’s reliance on the casual game format and the success of its efforts to expand beyond the casual format; the need to anticipate and successfully develop games for new technologies, platforms and devices; challenges in measuring key operating metrics, and real or perceived inaccuracies in such metrics; reliance on various third-party platforms; reliance on key personnel; acquisition-related risks, including King’s ability to integrate recent acquisitions and unforeseen difficulties in developing and introducing new games from acquired companies and customer acceptance of such games; protection or enforcement of King’s intellectual property rights; the continued effectiveness of King’s marketing programs; litigation risks and associated costs; risks associated with operating and offering games in multiple jurisdictions; and general business, economic, regulatory, market and financial conditions, including their impact on consumer spending and foreign currency exchange rates.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Activision Blizzard’s and King’s overall businesses, including those identified in “Risk Factors” included in Part I, Item 1A of Activision Blizzard’s Annual Report on Form 10-K for the year ended 31 December 2014 and in Part II, Item 1A of Activision Blizzard’s Quarterly Report on Form 10-Q for the quarter ended 30 September 2015, or in Part I, Item 3.D of King’s Annual Report on Form 20-F for the year ended 31 December 2014 and in King’s Quarterly Report on Form 6-K for the quarter ended 30 September 2015. In light of these risks, uncertainties and other factors, the forward-looking statements contained in this document might not prove to be accurate and you should not place undue reliance upon them.

Any forward-looking statements in this document are based upon information available to Activision Blizzard, King and/or their respective boards of directors, as the case may be, as of the date of this document and, while believed to be reasonable when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, rules and regulations, none of Activision Blizzard, King or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations.

Rounding Adjustments

Certain figures included in this document have been subjected to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Date of this Document

This document is dated 30 November 2015 and was first despatched to King Shareholders on 30 November 2015.

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CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ACQUISITION, THE SCHEME OF ARRANGEMENT, THE SCHEME MEETINGS, THE EXTRAORDINARY GENERAL MEETING AND THE COURT HEARING		11
ENCLOSURES AND CONTACT INFORMATION		20
ADVISERS TO KING AND Activision Blizzard		21
EXPECTED TIMETABLE OF PRINCIPAL EVENTS		23
ACTION TO BE TAKEN/GENERAL INFORMATION		25
Part 1		31
LETTER OF RECOMMENDATION FROM THE KING BOARD		31
1.	Introduction	31
2.	Summary of the Terms of the Acquisition	32
3.	Structure of the Acquisition	32
4.	Background to the Acquisition	33
5.	Reasons for the Acquisition and Recommendation by the King Board	41
6.	Effects of the Acquisition	44
7.	Management Retention Arrangements	45
8.	Expenses Reimbursement Agreement	45
9.	Transaction Agreement	46
10.	Irrevocable Undertakings	47
11.	Delisting and cancellation of trading	48
12.	King Share Plans and King Share Awards	48
13.	Profit Forecast	48
14.	Financial Analysis	48
15.	Further Information	49
16.	Action to be Taken	49
17.	Overseas Shareholders	49
18.	Recommendation	49
Part 2		50
LETTER FROM ABS PARTNERS		50
1.	Background to and reasons for the Acquisition	50
2.	Information on Activision and ABS Partners	50
3.	The Consideration	50
4.	Financing the Acquisition	51
5.	Directors, Management, Employees and King’s Business	53
6.	Management Retention Agreements	54
7.	Undertakings to Vote in Favour of the Acquisition and the Scheme	59
8.	Payment of Scheme Consideration	60
Part 3		62
INFORMATION REQUIRED UNDER SECTION 452 OF THE ACT		62
1.	Introduction	62
2.	The Acquisition	62
3.	The Conditions	63
4.	Consents and Meetings	63
5.	Structure of the Scheme	67
6.	Management Retention Arrangements	68

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7.	King Share Awards and King Options	68
8.	The King Directors and the Effect of the Scheme on their Interests	70
9.	Taxation	71
10.	Settlement, Listing and Dealings	72
11.	Overseas Shareholders	72
12.	Opinion of King’s Financial Adviser	72
13.	Certain Financial Projections	79
14.	Action to be Taken	82
15.	Further Information	82
Part 4		83
THE SCHEME OF ARRANGEMENT		83
Part 5		90
CONDITIONS AND FURTHER TERMS OF THE ACQUISITION AND THE SCHEME		90
Part 6		102
INFORMATION ON ACTIVISION BLIZZARD AND ABS PARTNERS		102
1.	Incorporation and Registered Office	102
2.	Directors	102
3.	Financial Information and Activities and confirmation by Goldman Sachs	102
4.	Interests in the share capital of Activision Blizzard and, following the Effective Date, King	103
ABS PARTNERS		103
1.	Establishment and Registered Office	103
2.	General Partner	103
3.	Financial Information and Activities	104
4.	Interests in the Share Capital of ABS Partners and, following the Effective Date, King	104
Part 7		105
FINANCIAL INFORMATION RELATING TO KING		105
Part 8		107
ADDITIONAL INFORMATION		107
1.	Responsibility	107
2.	Directors and Registered Office	107
3.	Market Quotations	107
4.	Shareholdings and Dealings	108
5.	Material Contracts	126
6.	Directors and Service Contracts	127
7.	Irish Taxation	128
8.	U.S. Federal Income Tax Consequences	129
9.	Material Changes	132
10.	Consents	132
11.	Appraisal Rights	133
12.	Regulatory Approvals	133
13.	Sources and Bases of Information	133
14.	Other Information	134
15.	Documents Available for Inspection	135
Part 9		138

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DEFINITIONS	138
Part 10	148
NOTICE OF KING ORDINARY SHARE CLASS SCHEME MEETING	148
Part 11	151
NOTICE OF KING LINKED SHARE CLASS SCHEME MEETING	151
Part 12	154
NOTICE OF KING RESTRICTED SHARE CLASS SCHEME MEETING	154
Part 13	157
NOTICE OF EXTRAORDINARY GENERAL MEETING OF KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY	157
Annex I	161
Transaction Agreement	161
Annex II	162
JPM Fairness Opinion	162
Annex III	166
King Profit Forecast	166
Annex IV	168
Report of PricewaterhouseCoopers LLP on King Profit Forecast	168
Annex V	170
Report of J.P. Morgan on King Profit Forecast	170

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QUESTIONS AND ANSWERS ABOUT THE ACQUISITION, THE SCHEME OF ARRANGEMENT, THE SCHEME MEETINGS, THE EXTRAORDINARY GENERAL MEETING AND THE COURT HEARING

The following questions and answers are provided for your convenience, and briefly address some commonly asked questions about the Acquisition, the Scheme of Arrangement, the Scheme Meetings, the EGM, and the Court Hearing. These questions and answers may not address all questions that may be important to you as a King Shareholder. You should still carefully read this entire document, including each of the annexes attached to this document.

Q1:	What is the proposed transaction?

A:	ABS Partners, a wholly-owned subsidiary of Activision Blizzard formed for the purpose of making the Acquisition, proposes to acquire King for approximately U.S.$5.9 billion in cash, or U.S.$18.00 per King Share. As further described below, the transaction is proposed to be structured as a scheme of arrangement under Irish law, under which ABS Partners will acquire all of the outstanding King Shares. The King Board unanimously recommends that King Shareholders vote in favour of the Acquisition and the Scheme, as the members of the King Board who hold King Shares intend to do in respect of their own beneficial holdings. In addition, Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson (being members of the King Board) have irrevocably undertaken (in their capacity as King Shareholders) to vote in favour of the Acquisition and the Scheme in respect of their own beneficial holdings, which represent approximately 16% of King Shares as at the Voting Record Time.

Q2:	What is a “scheme of arrangement”?

A:	A “scheme of arrangement” is an Irish transaction structure that is similar in effect to a “merger” in the United States. If the Scheme of Arrangement becomes effective, then:

ο	ABS Partners will pay U.S.$18.00 in cash per King Share to each Scheme Shareholder;

ο	all outstanding Scheme Shares will either be cancelled or transferred to ABS Partners;

ο	King will issue New King Shares to ABS Partners in place of the Cancellation Shares, so that King becomes a wholly-owned subsidiary of ABS Partners and an indirect subsidiary of Activision Blizzard; and

ο	the Scheme will be binding on all King Shareholders, whether or not they voted in support of the Scheme.

Q3:	What are the Scheme Meetings?

A:	In order for the Scheme to become effective, the Scheme must be approved by the King Shareholders. This approval is obtained at shareholder meetings referred to as the Scheme Meetings. The purpose of the Scheme Meetings is to allow the High Court to ascertain whether King Shareholders are in favour of the Scheme.

For information on how to vote at the Scheme Meetings please refer to Question 11.

Q4:	Why are there multiple Scheme Meetings?

A:	On 20 November 2015 the Irish High Court ruled that holders of King Linked Shares and King Restricted Shares should comprise separate share classes from the main class of holders of King Shares for the purpose of considering the Scheme. The Irish High Court’s determination was based on the differing rights attached to each of the King Ordinary Shares, King Linked Shares and King Restricted Shares.

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Therefore, King is required to convene three separate Scheme Meetings of the holders of King Ordinary Shares (known as the King Ordinary Share Class Scheme Meeting), King Linked Shares (known as the King Linked Share Class Scheme Meeting) and King Restricted Shares (known as the King Restricted Share Class Scheme Meeting).

For information on how to vote at the Scheme Meetings please refer to Question 11.

Q5:	When and where are the Scheme Meetings?

A:	The Scheme Meetings will be held at 2 Grand Canal Square, Dublin 2, Ireland on 12 January 2016, at five minute intervals (or, if later, as soon thereafter as the previous Scheme Meeting has been concluded or adjourned), commencing at 11.00 a.m. (Irish time). The Notices of the Scheme Meetings are set out in Parts 10, 11 and 12 (Notices of Scheme Meetings) of this document.

Q6:	What is the EGM?

A:	In addition to the approval of the Scheme at the Scheme Meetings, the Scheme cannot become effective unless a number of additional resolutions are approved at a general meeting of the King Shareholders, which is referred to as the EGM. These resolutions are described in paragraph 4.4 of Part 3 (Information Required under Section 452 of the Act) of this document, and all serve to implement the Scheme and the Acquisition.

For information on how to vote at the EGM please refer to Question 12.

Q7:	When and where is the EGM?

A:	The EGM will be held at 2 Grand Canal Square, Dublin 2, Ireland on 12 January 2016, at 11.15 a.m. (Irish time) or, if later, immediately after the conclusion or adjournment of the Scheme Meetings. The Notice of the EGM is set out in Part 13 (Notice of EGM of King Digital Entertainment Public Limited Company) of this document.

Q8:	What is the Court Hearing?

A:	In addition to the approval of the Scheme by King Shareholders at the Scheme Meetings, in order for the Scheme to become effective, the sanction of the Scheme by the High Court at a hearing is required. This hearing is referred to as the Court Hearing. Subject to the approval of the resolutions proposed at the Meetings and the prior satisfaction of the Conditions, the Court Hearing is expected to be held during March 2016.

Q9:	When and where is the Court Hearing?

A:	Subject to the approval of the Resolutions and the prior satisfaction of the Conditions, the Court Hearing is expected to be held at The Four Courts, Dublin, Ireland during March 2016.

Q10:	Who is eligible to vote at the Meetings?

A:	For King Shareholders who hold through DTC:

For those King Shareholders whose King Shares are not registered in their own name, and are held in an account at a brokerage firm, bank, dealer or other similar organisation, including the Computershare UK King employee platform, such shares are referred to throughout this document as shares “held through DTC” or shares in “street name”. All shares held through DTC are King Ordinary Shares and accordingly all references in this document to shares held through DTC refer to King Ordinary Shares.

King Shareholders who held shares through DTC at the Voting Record Time will, subject to compliance with the procedures described at Questions 11 and 12 below, be entitled to vote

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at the Meetings. Changes in King Shareholders after the Voting Record Time will be disregarded for voting purposes.

For King Shareholders of Record:

If your King Shares are registered in King’s Register of Members in your name, you are a King Shareholder of record. References made throughout this document to “King Shareholders of record” relate to King Shareholders whose names are entered in King’s Register of Members as the holders of King Shares.

King Shareholders of record who were entered in King’s Register of Members as at the Voting Record Time will be entitled to attend, speak, ask questions and vote at the Meetings (to the extent that they held a share in the applicable class). Changes in the register after the Voting Record Time will be disregarded for these purposes.

For all King Shareholders:

The following King Shareholders as at the Voting Record Time are entitled to vote at the Meetings:

	King Ordinary Share Class Scheme Meeting	King Linked Share Class Scheme Meeting	King Restricted Share Class Scheme Meeting	EGM
King Ordinary Shareholders	✓			✓
King Linked Shareholders		✓
King Restricted Shareholders			✓	✓

For information on the requirement to hold multiple shareholder meetings please refer to Question 4.

Q11:	How do I vote at the Scheme Meetings?

A:	For King Shareholders who hold through DTC:

Follow the instructions from your brokerage firm, bank, dealer or other similar organisation or contact that organisation if you have any queries. If you are a King Shareholder via the Computershare UK King employee platform, you will receive instructions separately.

If you have elected through your brokerage firm, bank, dealer or other similar organisation to receive a full package of meeting materials, you will receive a voting instruction form (“VIF”). Please follow the instructions on the VIF to cast your vote. The majority of King Shareholders who hold through DTC will receive a notice of internet availability (“Notice Card”). The Notice Card contains instructions on how to vote via the Internet, view the meeting materials online and request a full package of the meeting materials. Your brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, may have requirements in addition to the VIF or Notice Card and may have an earlier deadline than the Proxy Return Time by which you must submit your vote, so you should read carefully all materials and instructions provided to you.

Proxy Return Time: 12.01 a.m. (ET/New York time) on 11 January 2016 or, if any of the Meetings are adjourned, at 12.01 a.m. (ET/New York time) on the day falling one Business Day immediately before the date appointed for the adjourned Meeting(s).

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For King Shareholders of Record:

As a King Shareholder of record at the Voting Record Time, to the extent that you held a share in the appropriate class, you may vote in person at the Scheme Meetings or vote by proxy. The appointment of a proxy will not preclude you from attending, speaking, asking questions and/or voting at the Scheme Meetings if you subsequently wish to attend any or all Scheme Meetings. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names appear in King’s Register of Members in respect of the joint holding.

King Shareholders of record at the Voting Record Time have been sent relevant proxy card(s) for the Scheme Meetings (only to the extent that they are holders of a King Share in the applicable class). In respect of the King Ordinary Share Class Scheme Meeting the proxy card is marked “Meeting 1 – King Ordinary Share Class Scheme Meeting”. In respect of the King Linked Share Class Scheme Meeting the proxy card is marked “Meeting 2 – King Linked Share Class Scheme Meeting”. In respect of the King Restricted Share Class Scheme Meeting the proxy card is marked “Meeting 3 – King Restricted Share Class Scheme Meeting”.

In order to cast a vote by proxy, please complete and sign the relevant marked proxy card(s) accompanying this document in accordance with the instructions printed thereon and return it to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by the Proxy Return Time. Your proxy card can also be submitted via the Internet at www.proxyvote.com or by telephone at (U.S.) 1800-690-6903 by the Proxy Return Time. If you vote by Internet or by telephone, please do not post your proxy card.

Proxy Return Time: 12.01 a.m. (ET/New York time) on 11 January 2016 or, if any of the Meetings are adjourned, at 12.01 a.m. (ET/New York time) on the day falling one Business Day immediately before the date appointed for the adjourned Meeting(s).

For Corporate Shareholders of Record:

In addition to the foregoing, a corporate shareholder of record which is entitled to attend and vote at the Scheme Meetings and the EGM is entitled to appoint a representative to attend and vote at the Scheme Meetings and the EGM on its behalf.

A form of appointment of representative by a corporate shareholder is available via Broadridge’s website www.proxyvote.com. Corporate shareholders that wish to appoint a representative to attend the Scheme Meeting(s) should complete the form of appointment of representative and then deposit it (together with any power of attorney or other authority under which it is signed or a notarised copy of that power or authority) at King’s registered office at 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland at any time prior to the commencement of the Scheme Meeting(s).

Q12:	How do I vote at the EGM?

A:	For King Shareholders who hold through DTC:

Follow the instructions from your brokerage firm, bank, dealer or other similar organisation or contact that organisation if you have any queries. If you are a King Shareholder via the Computershare UK King employee platform you will receive instructions separately.

If you have elected through your brokerage firm, bank, dealer or other similar organisation to receive a full package of meeting materials, you will receive a VIF. Please follow the instructions on the VIF to cast your vote. The majority of King Shareholders who hold through DTC will receive a Notice Card. The Notice Card contains instructions on how to vote via the Internet, view the meeting materials online and request a full package of the meeting materials.

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Your brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, may have requirements in addition to the VIF or Notice Card and may have an earlier deadline than the Proxy Return Time by which you must submit your vote, so you should read carefully all materials and instructions provided to you.

Proxy Return Time: 12.01 a.m. (ET/New York time) on 11 January 2016 or, if any of the Meetings are adjourned, at 12.01 a.m. (ET/New York time) on the day falling one Business Day immediately before the date appointed for the adjourned Meeting(s).

For King Shareholders of Record:

King Ordinary Shareholders and King Restricted Shareholders of record at the Voting Record Time may vote in person at the EGM or vote by proxy. The appointment of a proxy will not preclude a King Ordinary Shareholder or King Restricted Shareholder of record from attending, speaking, asking questions and/or voting at the EGM if the King Ordinary Shareholder or King Restricted Shareholder subsequently wishes to attend the EGM. In the case of joint holders, the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names appear in King’s Register of Members in respect of the joint holding.

King Ordinary Shareholders of record and King Restricted Shareholders of record, each at the Voting Record Time, have been sent a proxy card marked “Meeting 4 – King Extraordinary General Meeting” in respect of the EGM.

In order to cast a vote by proxy, please complete and sign the proxy card marked “Meeting 4 – King Extraordinary General Meeting” accompanying this document in accordance with the instructions printed thereon and return it to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by the Proxy Return Time. Your proxy card can also be submitted via the Internet at www.proxyvote.com or by telephone at (U.S.) 1800-690-6903 by the Proxy Return Time. If you vote by Internet or by telephone, please do not post your proxy card.

Proxy Return Time: 12.01 a.m. (ET/New York time) on 11 January 2016 or, if any of the Meetings are adjourned, at 12.01 a.m. (ET/New York time) on the day falling one Business Day immediately before the date appointed for the adjourned Meeting(s).

For Corporate Shareholders of Record:

In addition to the foregoing, a corporate shareholder of record which is entitled to attend and vote at the EGM is entitled to appoint a representative to attend and vote at the EGM on its behalf.

A form of appointment of representative by a corporate shareholder is available via Broadridge’s website www.proxyvote.com. Corporate shareholders that wish to appoint a representative to attend the EGM should complete the form of appointment of representative and then deposit it (together with any power of attorney or other authority under which it is signed or a notarised copy of that power or authority) at King’s registered office at 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland at any time prior to the commencement of the EGM.

Q13:	What vote is required at the Scheme Meetings to approve the Scheme?

A:	Vote Required. At the Scheme Meetings, the Scheme will be approved by King Shareholders if both (1) a simple majority (more than 50%) in number of each class of King Shareholders who vote (in person or by proxy) at the applicable Scheme Meeting, vote in favour of the Scheme and (2) King Shares representing three-fourths (75%) or more in value of the total

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number of each class of Scheme Shares voted at the applicable Scheme Meeting are voted in favour of the Scheme.

High Court Determination. In considering its approval of the Scheme, the High Court will consider whether there has been a sufficiently large (in the High Court’s judgment) number of King Shares included in the vote in favour of the Scheme to fairly represent the opinion of King Shareholders, in addition to whether the required majority (as described above) is obtained for each share class. As a result, it is important that as many votes as possible are cast at each Scheme Meeting.

The King Board strongly urges King Shareholders who hold shares through DTC and King Shareholders of record as at the Voting Record Time to follow the relevant voting procedures outlined in Question 11 to ensure the representation and voting of their King Shares at the Scheme Meetings.

The failure to vote will increase the likelihood of the Scheme being defeated at the Scheme Meetings or rejection by the High Court for lack of a fair representation of King Shareholder opinion, resulting in the Acquisition not proceeding.

Q14:	What vote is required at the EGM?

A:	At the EGM, the ordinary resolutions must be approved by a simple majority (more than 50%) of the votes cast and the special resolutions must be approved by not less than three-fourths (75%) of the votes cast.

The King Board strongly urges King Shareholders who hold through DTC and King Shareholders of record as at the Voting Record Time to follow the relevant voting procedures outlined in Question 12 to ensure the representation and voting of their King Shares at the EGM.

Q15:	If my King Shares are held in “street name” by my broker (through DTC), will my broker vote my King Shares for me?

A:	If your King Shares are held through DTC and you have previously provided your broker with absolute discretion to vote at all times on King Shareholder votes, then your broker will be able to vote your King Shares unless you instruct your broker otherwise. If your broker does not have absolute discretion to vote on your behalf, you should follow the voting instructions provided by your broker regarding the voting of your King Shares as outlined in Question 11 and Question 12. If your broker does not have absolute discretion and you do not follow the instructions provided by your broker to vote in favour of the Scheme, your King Shares will not be voted, which will increase the likelihood of the Scheme being defeated and the Acquisition not proceeding.

Q16:	May I vote in person at the Meetings?

A:	For King Shareholders who hold through DTC:

King Shareholders who hold through DTC at the Voting Record Time are invited to attend the Meetings. In order to be entitled to be admitted to the Meetings, a King Shareholder who holds through DTC will need to present a form of photo identification (such as a driver’s license or passport) and valid proof of ownership of their King Ordinary Shares (such as a statement reflecting their ownership as of the Voting Record Time or a letter from the organisation which holds their shares “in street name”). However, since King Shareholders who hold through DTC are not shareholders of record, they may not vote their shares in person at the Meetings.

For King Shareholders of Record:

King Shareholders of record at the Voting Record Time are invited to attend the Meetings and may vote their King Shares in person at the Meetings. They will be admitted to the Meetings

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only if their shareholder status can be verified by checking their name against the King Register of Members at the Voting Record Time. The appointment of a proxy will not preclude a King Shareholder of record from attending, speaking, asking questions and/or voting at the Meetings if the King Shareholder subsequently wishes to attend such Meeting.

Q17:	What if I do not vote?

A:	The failure to vote in favour of the Scheme and the Resolutions (by proxy or, for King Shareholders of record, in person) will increase the likelihood of the Scheme being defeated at the Scheme Meetings, the resolutions to be considered at the EGM not being approved and the Acquisition not proceeding. If the Scheme is defeated and the Acquisition does not proceed, you will not receive the Consideration of U.S.$18.00 in cash per King Share that is payable pursuant to the terms of the Acquisition. Your vote is important regardless of the number of King Shares that you own.

The failure to vote will increase the likelihood of the Scheme being defeated at the Scheme Meetings, the resolutions to be considered at the EGM not being approved or rejection by the High Court for lack of a fair representation of King Shareholder opinion, resulting in the Acquisition not proceeding.

Q18:	May I change my vote after I have already submitted my vote?

A:	For King Shareholders who hold through DTC:

Please refer to the instructions provided by your brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform.

For King Shareholders of Record:

If you are the King Shareholder of record, you may revoke your proxy in any one of three ways:

●	you may submit, in accordance with the instructions set out above, another properly completed proxy card bearing a later date;

●	you may send a written notice that you are revoking your proxy to King Digital Entertainment plc, c/o 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland. Your notice must be received by the Company no later than one hour before the relevant Meeting(s) on 12 January 2016 (or any adjourned Meeting(s)) where served by hand or post or 24 hours before the relevant Meeting(s) on 12 January 2016 (or any adjourned Meeting(s)) where sent electronically; or

●	you may attend the Meetings (to the extent that you hold a share in the applicable class) and vote in person.

Q19:	May King Shareholders who hold through DTC or King Shareholders of record be represented at the Court Hearing?

A:	All King Shareholders are entitled to be represented by counsel or a solicitor (at their own expense) to support or oppose the sanctioning of the Scheme at the Court Hearing.

Q20:	What rights do I have if I oppose the Acquisition and the Scheme?

A:	For King Shareholders who hold through DTC:

You can vote against approval of the Scheme at the Scheme Meetings at which you are eligible to attend and/or the EGM by following the voting instructions in Question 11 and Question 12.

For King Shareholders of Record:

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You can vote against approval of the Scheme at the Scheme Meetings at which you are eligible to attend and/or the EGM by following the voting instructions in Question 11 and Question 12.

For all King Shareholders:

Each King Shareholder is entitled to be represented by counsel or a solicitor (at their own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme.

Q21:	Am I entitled to “dissenters” or “appraisal” rights in connection with the Scheme?

A:	If the King Shareholders approve the Scheme and the High Court sanctions the Scheme, then, subject to the Scheme becoming effective in accordance with its terms, the Scheme will be binding on all King Shareholders, including those King Shareholders who did not vote or who voted against it at the Scheme Meetings. If the King Shareholders approve the Scheme and the High Court sanctions the Scheme, no King Shareholder will have “dissenters” or “appraisal” rights under Irish law, or otherwise have any right to seek a court appraisal of the value of King Shares.

Q22:	Why is the King Board recommending the Acquisition?

A:	The King Board, which has been so advised by J.P. Morgan as to the financial terms of the Acquisition, considers the terms of the Acquisition to be fair and reasonable. In providing its advice to the King Board, J.P. Morgan has taken into account the commercial assessments of the King Board. The King Board unanimously recommends that all King Shareholders vote in favour of the Acquisition and the Scheme at both the Scheme Meetings (to the extent that they hold a share in the applicable class) and the EGM (where eligible), as the King Directors who are King Shareholders intend to do in respect of their own beneficial holdings, which represent approximately 18% of King Shares as at the Voting Record Time. To review the King Board’s reasons for recommending the Acquisition, see paragraph 5 of Part 1 (Letter of Recommendation from the King Board) of this document entitled “Reasons for the Acquisition and Recommendation by the King Board.”

Q23:	When does the King Board expect the Acquisition to be completed?

A:	King currently expects the Acquisition and the Scheme to become effective by Spring 2016. King cannot, however, require ABS Partners to proceed with the Scheme until all of the Conditions described in paragraph 3 of Part 1 (Letter of Recommendation from the King Board) of this document and set out in full in Part 5 (Conditions and Further Terms of the Acquisition and the Scheme) of this document are waived or satisfied at or prior to the Effective Date in accordance with their respective terms, including the approval of the Scheme at the Scheme Meetings and the EGM. The Scheme also requires approval by the High Court. King cannot assure you as to when or if all of the Conditions of the Acquisition will be met, and it is possible the Acquisition may not be completed.

Q24:	What happens if I sell my King Shares before the Scheme Meetings and the EGM?

A:	The Voting Record Time for the Scheme Meetings and the EGM is earlier than the expected Effective Time of the Acquisition. If you held your King Shares through DTC or King Shares on the Register of Members at the Voting Record Time but transfer those King Shares after the Voting Record Time and before the Effective Time, you retain your right to vote at the Scheme Meetings and the EGM but not the right to receive the Consideration. This right to receive the Consideration will pass to the person who owns the King Shares as of the Scheme Record Time.

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Q25:	Who is soliciting my proxy?

A:	Proxies are being solicited by the King Board. The King Board considers the terms of the Acquisition to be fair and reasonable. The King Board unanimously recommends that King Shareholders vote in favour of the Acquisition and Scheme.

Q26	Why is King exempt from U.S. proxy solicitation rules?

A:	King reports under the Exchange Act as a foreign private issuer. As a result, King is exempt from certain provisions of the Exchange Act and certain SEC rules promulgated thereunder that are applicable to U.S. public companies, including those regulating the solicitation of proxies, consents or authorisations in respect of a security registered under the Exchange Act.

Q27:	What will I receive in the Acquisition if it completes?

A:	King Shareholders will receive U.S.$18.00 in cash (without interest and less any applicable withholding taxes) for each King Share that they own.

Q28:	If the Acquisition completes, when can I expect to receive the Consideration for my King Shares?

A:	After the Scheme becomes effective, the Consideration payable under the terms of the Scheme will be despatched to King Shareholders of record within 14 days of the Effective Date. Consideration will also be despatched within 14 days of the Effective Date to DTC who will arrange for the allocation of funds to those King Shareholders who hold through DTC. For more information on the details related to the payment of the Consideration, please see paragraph 10.1 of Part 3 (Information Required under Section 452 of the Act) of this document.

Q29:	What are the tax consequences of the Acquisition to me?

A:	Your tax consequences will depend on your personal circumstances. Your receipt of the Consideration may be a taxable transaction for U.S. federal income tax and Irish CGT purposes. For a more detailed explanation of the Irish and U.S. tax consequences, see paragraphs 7 and 8 of Part 8 (Additional Information) of this document entitled “Irish Taxation” and “U.S. Federal Income Tax Consequences”, respectively. In any case and for details of the tax consequences of the Acquisition for King Shareholders in tax jurisdictions outside Ireland and the United States, you should consult your personal tax advisers for a full explanation of the tax consequences of the Scheme to you.

Q30:	What does it mean if I receive more than one set of materials?

A.	If you receive more than one set of materials, your King Shares may be registered in more than one name or may be registered in different accounts or you may be a holder of King Ordinary Shares and/or King Linked Shares and/or King Restricted Shares. In order to vote all the King Shares you own, you must sign and return all of the proxy cards or voting instruction forms as applicable you receive or follow the instructions for any alternative voting procedure on each of the meeting materials you receive.

Q31:	What should I do if I have questions?

A:	If you are a King Shareholder and have any questions relating to the Acquisition or to this document or how to vote, you should contact Innisfree at 1-888-750-5834 (if calling within the United States) or 001-412-232-3651 (if calling from outside the United States) between 9.00 a.m. and 5.00 p.m. (ET/New York time) on any Business Day. Banks and brokers should call 1-212-750-5833.

For legal reasons, Innisfree cannot provide advice on the benefits of the Scheme or the Acquisition or recommend how you vote or give any financial advice or tax advice.

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ENCLOSURES AND CONTACT INFORMATION

Enclosures

●	King Shareholders who hold through DTC who have elected through their brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, to receive a full package of meeting materials will receive the following enclosures with a copy of this document:

Voting instruction forms for the King Ordinary Share Class Scheme Meeting and the EGM.

●	All other King Shareholders who hold through DTC will not receive a printed copy of this document or enclosures.

●	King Shareholders of record will receive the following enclosures with a copy of this document:

A proxy card for the King Ordinary Share Class Scheme Meeting and/or the King Linked Share Class Scheme Meeting and/or the King Restricted Class Scheme Meeting (to the extent that they hold shares in the applicable class) and/or the EGM (where eligible).

Contact Information

If you have any queries in relation to the voting instruction forms or proxy cards (as applicable) or actions to be taken at the Meetings, please contact:

King’s Proxy Solicitor

Innisfree M&A Incorporated

501 Madison Avenue

New York

NY, 10022

United States

1-888-750-5834 (if calling within the United States) or

001-412-232-3651 (if calling from outside the United States) on any Business Day.

Banks and brokers should call 1-212-750-5833.

For legal reasons, Innisfree cannot provide advice on the benefits of the Scheme or the Acquisition or recommend how you vote or give any financial advice or tax advice.

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ADVISERS TO KING AND Activision Blizzard

King

Financial Adviser to King	J.P. Morgan Limited
25 Bank Street
London E14 5JP
United Kingdom

Legal Advisers to King	As to Irish law

William Fry
2 Grand Canal Square
Dublin 2
Ireland

As to U.S. law

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
United States

Auditors to King	PricewaterhouseCoopers LLP
1 Embankment Place
London WCN 6RH
United Kingdom

Registrar	Computershare Investor Services (Ireland) Limited
Heron House
Corrig Road
Sandyford Industrial Estate
Dublin 18
Ireland

Transfer Agent	Computershare Trust Company, N.A.
250 Royall Street
Canton
Massachusetts 02021
United States

Proxy Solicitor	Innisfree M&A Incorporated
501 Madison Avenue
New York
NY, 10022
United States
Activision Blizzard

Financial Advisers to Activision Blizzard	Goldman Sachs International
Peterborough Court
133 Fleet St
London EC4A 2BB
United Kingdom

Bank of America Merrill Lynch
One Bryant Park
New York, New York 10036
United States

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Legal Advisers to Activision Blizzard	As to Irish law

Mason Hayes & Curran
South Bank House
Barrow Street
Dublin 4
Ireland

As to U.S. law

Debevoise & Plimpton LLP
919 Third Avenue
New York
NY 10022
United States

As to antitrust law

Allen & Overy LLP
One Bishops Square
London
E1 6AD
United Kingdom

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EXPECTED TIMETABLE OF PRINCIPAL EVENTS*

Event	Time and/or Date (1)
Voting Record Time	5.00 p.m. ET/NY on 15 November 2015
Date of this document	30 November 2015
Latest time for receipt of proxy cards for the Meetings (2)	12.01 a.m. ET/NY on 11 January 2016
King Ordinary Share Class Scheme Meeting (3)	11.00 a.m. on 12 January 2016
King Linked Share Class Scheme Meeting (4)	11.05 a.m. on 12 January 2016
King Restricted Share Class Scheme Meeting (5)	11.10 a.m. on 12 January 2016
Extraordinary General Meeting (6)	11.15 a.m. on 12 January 2016
Anticipated date for Court Hearing (of the petition to sanction the Scheme)	1 March 2016
Anticipated Scheme Record Time	11:59 p.m. on 2 March 2016
Anticipated last day of dealings in King Shares on NYSE	3 March 2016
Anticipated Effective Date	3 March 2016
Anticipated despatch of cheques/electronic transfers (as appropriate) in respect of the Consideration to King Shareholders of record	Within 14 days of the Effective Date

*These dates and times are provided by way of indicative guidance only, are based on King’s current expectations and may be subject to change. For example, if it takes longer than expected to satisfy the Conditions, the hearing to sanction the Scheme will follow such satisfaction. If the anticipated date for the Court Hearing of the petition to sanction the Scheme is changed, King will give adequate notice of the change by issuing an announcement through a Regulatory Information Service. Further updates or changes to other times or dates indicated above shall be notified in the same way.

Notes:

(1) The dates and times are indicative only and will depend on, inter alia, the date upon which the Conditions are satisfied or waived (if capable of waiver), and the dates upon which the High Court sanctions the Scheme and confirms the Capital Reduction that forms part of the Scheme and the Court Order sanctioning the Scheme and confirming the Capital Reduction is delivered to and registered by the Registrar of Companies. Unless otherwise noted, all time references are to Irish time.

(2) If any of the Meetings is adjourned, the latest time for receipt of proxy cards for such adjourned Meeting is 12.01 a.m. (ET/New York time) on the day falling one Business Day immediately before the date appointed for the adjourned Meeting.

(3) On application to the High Court made by King on 30 November 2015, the High Court directed that the King Ordinary Share Class Scheme Meeting be held on 12 January 2016 at 11.00 a.m. (Irish time).

(4) On application to the High Court made by King on 30 November 2015, the High Court directed that the King Linked Share Class Scheme Meeting be held on 12 January 2016 at 11.05 a.m. (Irish time) (or, if later, as soon thereafter as the preceding King Ordinary Share Class Scheme Meeting shall have been concluded or adjourned).

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(5) On application to the High Court made by King on 30 November 2015, the High Court directed that the King Restricted Share Class Scheme Meeting be held on 12 January 2016 at 11.10 a.m. (or, if later, as soon thereafter as the preceding King Linked Share Class Scheme Meeting shall have been concluded or adjourned).

(6) To commence at 11:15 a.m. (Irish time) (or, if later, as soon thereafter as the Scheme Meetings shall have been concluded or adjourned).

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ACTION TO BE TAKEN/GENERAL INFORMATION

Information regarding the MeetingS is available on King’s website at INVESTOR.KING.COM/ACQUISITION and also at www.proxyvote.com.

The Scheme requires approval by King Shareholders at each of the Scheme Meetings to be held on 12 January 2016. In addition to approval at the Scheme Meetings, implementation of the Scheme requires various approvals by King Shareholders at an EGM to be held at 11.15 a.m. (Irish time) on 12 January 2016 or, if later, immediately after the conclusion or adjournment of the Scheme Meetings.

Proxy Requirements

King is a “foreign private issuer” within the meaning of Rule 3b-4 of the Exchange Act. As a result, King is not required to comply with U.S. federal proxy requirements.

Who is eligible to vote at the Meetings?

For King Shareholders who hold through DTC:

For those King Shareholders whose King Shares are not registered in their own name, and are held in an account at a brokerage firm, bank, dealer or other similar organisation, including the Computershare UK King employee platform, such shares are referred to throughout this document as “shares held through DTC” or shares in “street name”. All shares held through DTC are King Ordinary Shares and accordingly all references in this document to shares held through DTC are in relation to King Ordinary Shares.

King Shareholders who held shares through DTC at the Voting Record Time will, subject to following the instructions from that King Shareholder’s brokerage firm, bank, dealer or other similar organisation, including the Computershare UK King employee platform, be entitled to vote at the Meetings. Changes in King Shareholders who held King Shares through DTC after the Voting Record Time will be disregarded for voting purposes.

For King Shareholders of Record:

If your King Shares are registered in King’s Register of Members in your name, you are a King Shareholder of record. References made throughout this document to “King Shareholders of record” relate to King Shares registered in King’s Register of Members.

King Shareholders of record who were entered in King’s Register of Members as at the Voting Record Time will be entitled to attend, speak, ask questions and vote at the Meetings (to the extent that they held a share in the applicable class). Changes in the register after the Voting Record Time will be disregarded for these purposes.

For all King Shareholders:

The following King Shareholders (as at the Voting Record Time) are entitled to vote at the Meetings:

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	King Ordinary Share Class Scheme Meeting	King Linked Share Class Scheme Meeting	King Restricted Share Class Scheme Meeting	EGM
King Ordinary Shareholders	✓			✓
King Linked Shareholders		✓
King Restricted Shareholders			✓	✓

How do I vote at the Meetings?

Voting by Proxy at the Meetings

For King Shareholders who hold through DTC:

Follow the voting instructions that your brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, provides you. If you have elected through your brokerage firm, bank, dealer or other similar organisation to receive a full package of meeting materials, you will receive a voting instruction form (“VIF”). Please follow the instructions on the VIF to cast your vote. The majority of King Shareholders who hold through DTC will receive a notice of Internet availability (“Notice Card”). The Notice Card contains instructions on how to vote via the Internet, view the meeting materials online and request a full package of the meeting materials. Your brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, may have requirements in addition to the VIF or Notice Card and may have an earlier deadline than the Proxy Return Time by which you must submit your vote, so you should read carefully all materials and instructions provided to you.

For King Shareholders of Record:

King Shareholders of record at the Voting Record Time have been sent relevant proxy card(s) for the Meetings (only to the extent that they are holders of a King Share in the applicable class). In respect of the King Ordinary Share Class Scheme Meeting the proxy card is marked “Meeting 1 – King Ordinary Share Class Scheme Meeting”. In respect of the King Linked Share Class Scheme Meeting the proxy card is marked “Meeting 2 – King Linked Share Class Scheme Meeting”. In respect of the King Restricted Share Class Scheme Meeting the proxy card is marked “Meeting 3 – King Restricted Share Class Scheme Meeting”. In respect of the EGM the proxy card is marked “Meeting 4 – King Extraordinary General Meeting”.

Complete and sign the relevant marked proxy card(s) accompanying this document in accordance with the instructions printed thereon and return it to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by the Proxy Return Time. Your proxy card can also be submitted via the Internet at www.proxyvote.com or by telephone at (U.S.) 1800-690-6903 by the Proxy Return Time. If you vote by Internet or by telephone, please do not post your proxy card.

Broadridge has been appointed as an agent of King to receive proxy cards from King Shareholders on behalf of King. Broadridge will deliver all proxy cards so delivered to King at its registered office in advance of the Meetings.

For Corporate Shareholders of Record:

In addition to the foregoing, a corporate shareholder of record which is entitled to attend and vote at the Meetings is entitled to appoint a representative to attend and vote at the Meetings on its behalf.

A form of appointment of representative by a corporate shareholder is available via Broadridge’s website, www.proxyvote.com. Corporate shareholders that wish to appoint a representative to attend

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the Meetings should complete the form of appointment of representative and then send or deposit it (together with any power of attorney or other authority under which it is signed or a notarised copy of that power or authority) at King’s registered office at 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland at any time prior to the commencement of the Meetings.

Attendance or Voting in Person at the Meetings

For King Shareholders who hold through DTC:

King Shareholders who hold through DTC at the Voting Record Time are invited to attend the Meetings. In order to be entitled to be admitted to the Meetings, a King Shareholder who holds through DTC will need to present a form of photo identification (such as a driver’s license or passport) and valid proof of ownership of their King Ordinary Shares (such as a statement reflecting their ownership as of the Voting Record Time or a letter from the organisation which holds their shares “in street name”). However, since King Shareholders who hold through DTC are not shareholders of record, a King Shareholder who holds through DTC may not vote their shares in person at the Meetings.

For King Shareholders of Record:

King Shareholders of record at the Voting Record Time are invited to attend the Meetings and may vote their King Shares in person at the Meetings. They will be admitted to the Meetings only if their shareholder status can be verified by checking their name against the King Register of Members at the Voting Record Time. The appointment of a proxy will not preclude a King Shareholder of record from attending, speaking, asking questions and/or voting at the Meetings if the King Shareholder subsequently wishes to attend such Meeting.

Votes Required

The total number of issued King Shares at the Voting Record Time was 315,940,659. The total number of issued King Ordinary Shares at the Voting Record Time was 312,845,414. The total number of issued King Linked Shares at the Voting Record Time was 2,455,813. The total number of issued King Restricted Shares at the Voting Record Time was 639,432. Each of the Resolutions shall be decided on a poll. A poll means every King Shareholder present in person and every proxy shall have one vote for every share carrying rights of which he/she/it is the holder or proxy.

Votes Required at the Scheme Meetings

For the Scheme to be approved at each Scheme Meeting the relevant King Shareholders voting in favour of the Scheme of Arrangement must represent both (1) a simple majority (more than 50%) in number of each of those King Shareholders present and voting (in person or by proxy) and (2) three-fourths (75%) or more in value of each class of King Shares held by those King Shareholders present and voting (in person or by proxy) at such Scheme Meeting.

In considering its approval of the Scheme, the High Court will consider whether there has been a sufficiently large (in the High Court’s judgment) number of King Shares included in the vote in favour of the Scheme to fairly represent the opinion of King Shareholders. As a result, it is important that as many votes as possible are cast at each Scheme Meeting.

The King Board strongly urges King Shareholders who hold shares through DTC to follow the instructions received from their brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, to ensure the representation and voting of their King Shares at the King Ordinary Share Class Scheme Meeting. The King Board strongly urges King Shareholders of record to complete, sign, date, and return the relevant proxy card(s) or to vote via the Internet at www.proxyvote.com or by telephone at (U.S.) 1-800-690-6903 by the Proxy Return Time to ensure the representation and voting of their King Shares at the relevant Scheme Meeting.

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Votes Required at the EGM

Resolutions 1 and 3 are being proposed as ordinary resolutions and are required to be passed by a simple majority (more than 50%) of the votes cast in person or by proxy at the EGM.

Resolutions 2 and 4 are being proposed as special resolutions and are required to be passed by at least three-fourths (75%) of the votes cast in person or by proxy at the EGM.

Quorum Required

Quorum for the Scheme Meetings

King Shareholders may not take action at the Scheme Meetings unless there is a quorum present. A Scheme Meeting is duly constituted, and a quorum is present, if, at the commencement of the meeting, two or more King Shareholders of the relevant class of shares are present in person or by proxy.

Quorum for the EGM

King Shareholders may not take action at the EGM (with the exception of the appointment of the Chairman) unless there is a quorum present. A meeting of shareholders is duly constituted, and a quorum is present, if, at the commencement of the meeting, two or more King Shareholders holding shares that represent at least 50% of the issued shares carrying the right to vote at such meeting are present in person or by proxy.

For King Shares held through DTC – What is the Impact of Broker Non-Votes and Abstentions?

With respect to each of the Scheme Meetings and the EGM, if King Shareholders who hold through DTC or brokers holding their clients’ shares of record cause abstentions to be recorded, these King Shares will be considered present for purposes of determining whether or not a quorum is present at such meetings. However, abstentions will have no effect on the approval of any of the proposals.

Members of the NYSE (such as a brokerage firm, bank, dealer, or other similar organisation) are permitted to vote their clients’ proxies at their own discretion as to certain “routine” proposals. Where a proposal is not “routine,” such as the resolutions to be proposed at the Scheme Meetings and the EGM, a broker who has received no instructions from its clients generally does not have discretion to vote its clients’ uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as “broker non-votes”. The proposals contained in this document are not “routine” proposals.

Those shares would be considered present for purposes of determining whether or not a quorum is present at the Meetings, but would not be considered entitled to vote on the proposals. Broker non-votes are not voted affirmatively or negatively, so they will have no effect on the approval of any non-routine proposal such as the resolutions to be proposed at the Scheme Meetings and the EGM.

Only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with those proposals. As such, we strongly encourage you to provide instructions to your broker to vote your King Shares and exercise your right as a shareholder.

Can I Change my Vote After Submitting my Vote?

For King Shareholders who hold through DTC:

If your shares are held by your brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, you should follow the instructions provided by them.

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King Shareholders of Record:

If you are the King Shareholder of record, you may revoke your proxy in any one of three ways:

●	you may submit, in accordance with the instructions set out above, another properly completed proxy card bearing a later date;

●	you may send a written notice that you are revoking your proxy to King Digital Entertainment plc, c/o 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland. Your notice must be received by the Company no later than one hour before the relevant Meeting(s) on 12 January 2016 (or any adjourned Meeting(s)) where served by hand or post or 24 hours before the relevant Meeting(s) on 12 January 2016 (or any adjourned Meeting(s)) where sent electronically; or

●	you may attend the Meetings (to the extent that you hold a share in the applicable class) and vote in person.

What Does it Mean if I Receive More Than One Set of Materials?

If you receive more than one set of materials, your King Shares may be registered in more than one name or may be registered in different accounts or you may be a holder of King Ordinary Shares and/or King Linked Shares and/or King Restricted Shares. In order to vote all the King Shares you own, you must sign and return all of the proxy cards or voting instruction forms as applicable you receive or follow the instructions for any alternative voting procedure on each of the meeting materials you receive.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Meetings. We may solicit by mail, telephone, personal contact and email and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the notices, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or email (without additional compensation). Shareholders are encouraged to return their proxies promptly.

Shareholder Communications

Shareholders and interested parties may contact any of the King Directors, including the Chairman of the King Board, the chair of any committee of the King Board, or any committee of the King Board by writing to them at ir@king.com.

Shareholder Proposals

Under Irish law, there is no general right for a shareholder of an NYSE-listed company to requisition an extraordinary general meeting or put items on the agenda of a general meeting that has been convened. However, shareholders of a company may have rights under Irish law and under its articles of association to cause a general meeting to be convened. The King Articles provide that one or more shareholders holding 10% of King’s paid up share capital carrying voting rights may requisition extraordinary general meetings and may nominate persons to be elected as directors at such extraordinary general meetings. The King Articles further provide that if such extraordinary general meeting is not convened one or more members holding 50% of King’s paid up share capital carrying voting rights may convene extraordinary general meetings directly.

Director Attendance at the Meetings

Each member of the King Board has been invited to attend the Meetings but such attendance is not required.

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Internet Availability of Materials of the Meetings

King Shareholders of record will obtain a printed copy of this document and the proxy materials. With the exception of the King Shareholders who hold shares through DTC who have elected through their brokerage firm, bank, dealer or other similar organisation to receive a full package of meeting materials, we have elected to provide access to our proxy materials to the King Shareholders who hold through DTC over the Internet. Accordingly, we are sending a notice of internet availability (“Notice Card”) of proxy materials to those shareholders who hold through DTC as at the Voting Record Time. Such King Shareholders will have the ability to access the proxy materials on the website referred to in the Notice Card or to request to receive a printed set of the proxy materials. Instructions on how to do so may be found in the Notice Card. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our proxy materials and vote their ordinary shares.

Questions and Further Information

If you are a King Shareholder and have any questions relating to the Acquisition or to this document or how to vote, you should contact Innisfree at 1-888-750-5834 (if calling within the United States) or 001-412-232-3651 (if calling from outside the United States) between 9.00 a.m. and 5.00 p.m. (ET/New York time) on any Business Day. Banks and brokers should call 1-212-750-5833.

For legal reasons, Innisfree cannot provide advice on the benefits of the Scheme or the Acquisition or recommend how you vote or give any financial advice or tax advice.

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Part 1

LETTER OF RECOMMENDATION FROM THE KING BOARD

King Digital Entertainment Public Limited Company

(Incorporated and registered in Ireland under the Act with registered number 529753)

Board:	Registered Office
Gerhard Florin (Chairman) E. Stanton McKee, Jnr. Andrew P. Sillitoe Robert S. Cohn Roy Mackenzie Riccardo Zacconi John Sebastian Knutsson Stephane Kurgan	6th Floor 2 Grand Canal Square Dublin 2 Ireland

30 November 2015

To King Shareholders, and, for information only, King Optionholders and King Share Awardholders

RECOMMENDED ACQUISITION OF KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

Dear King Shareholder

1.	Introduction

On 2 November 2015, the King Board and the Activision Blizzard Board announced that they had reached agreement on the terms of a recommended acquisition of the entire issued ordinary share capital of King to be made by ABS Partners, a wholly-owned subsidiary of Activision Blizzard.

The Acquisition will be effected by way of a scheme of arrangement between King and the Scheme Shareholders under Chapter 1 of Part 9 of the Act, the terms of which are set out in Part 4 (The Scheme of Arrangement) of this document and an explanation of which is given in Part 3 (Information Required under Section 452 of the Act) of this document. The Acquisition and the Scheme are subject to the Conditions and further terms set out in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document. It is anticipated that, subject to the satisfaction or waiver of the Conditions (if capable of waiver), the Acquisition will become effective by Spring 2016.

I am writing to you to set out the background to the Acquisition and the reasons why the King Board considers the terms of the Acquisition to be fair to King Shareholders taken as a whole, and is unanimously recommending that King Shareholders vote in favour of the Acquisition and the Scheme.

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2.	Summary of the Terms of the Acquisition

Subject to the Conditions and further terms set out in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document, under the terms of the Acquisition, King Shareholders will receive:

U.S.$18.00 in cash for each King Share (without interest and less any applicable withholding taxes).

The terms of the Acquisition value King’s entire issued and to be issued ordinary share capital at approximately U.S.$5.9 billion and the terms of the Acquisition represent a premium of approximately:

●	20% to the Closing Price of U.S.$14.96 per King Share on 30 October 2015 (being the last practicable date prior to the publication of the Rule 2.5 Announcement);

●	26% to King’s enterprise value (which excludes net cash) on 30 October 2015;

●	23% to the volume weighted-average price of U.S.$14.63 per King Share for the one month period ended 30 October 2015; and

●	27% to the volume weighted-average price of U.S.$14.17 per King Share for the three month period ended 30 October 2015.

3.	Structure of the Acquisition

The Acquisition is expected to be effected by means of a Scheme of Arrangement between King and the Scheme Shareholders. The Scheme will involve an application by King to the High Court to sanction the Scheme. Under the Scheme (which is subject to the conditions set out in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document, Scheme Shareholders will receive the Consideration (without interest and less any applicable withholding taxes) in return for the cancellation of their King Shares.

The Scheme of Arrangement is an arrangement made between King and the Scheme Shareholders under Chapter 1 of Part 9 of the Act and is subject to the approval of the High Court. If the Scheme becomes Effective, all Scheme Shares will be cancelled pursuant to Sections 84 to 86 of the Act or transferred to ABS Partners pursuant to the Scheme of Arrangement (if applicable). King will then issue New King Shares to ABS Partners in place of the King Shares cancelled pursuant to the Scheme and ABS Partners will pay the Consideration in respect of the King Shares to the King Shareholders. As a result of these arrangements, King will become a wholly-owned subsidiary of ABS Partners and an indirect subsidiary of Activision Blizzard.

The Acquisition is conditional on the Scheme becoming Effective by no later than 11.59 p.m. (Irish time) on the End Date (or such earlier date as may be specified by the Panel or such later date to which ABS Partners and King may, with any required consent of the Panel, agree and which, if High Court approval is required, the High Court may allow). The Conditions to the Acquisition and the Scheme are set out in full in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document. The implementation of the Scheme and the Acquisition is conditional upon, amongst other things:

●	the approval of the Scheme by a majority in number of the King Shareholders representing at least 75% in value of the King Shares at the Voting Record Time held by such holders in each relevant class, present and voting either in person or by proxy, at each of the Scheme Meetings (or at any adjournment of any such meeting) held no later than the End Date;

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●	the EGM Resolutions being duly passed by the requisite majority of King Shareholders at the Voting Record Time at the EGM (or at any adjournment of such meeting) held no later than the End Date;

●	the sanction by the High Court (with or without modification (but subject to such modification being acceptable to each of King and Activision Blizzard)) of the Scheme pursuant to Sections 449 to 455 of the Act and the confirmation of the related Capital Reduction involved therein by the High Court on or before the End Date; and

●	copies of the Court Order and the minute required by Section 86 of the Act in respect of the Capital Reduction being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the Capital Reduction involved in the Scheme by the Registrar of Companies.

Assuming the necessary approvals from the King Shareholders have been obtained and all other conditions have been satisfied or waived (if capable of waiver), the Scheme will become Effective upon delivery to the Registrar of Companies of a copy of the Court Order, together with the minute required by Section 86(1) of the Act confirming the Capital Reduction and registration of the Court Order and minute by the Registrar of Companies. If the Scheme becomes Effective, it will be binding on all King Shareholders, irrespective of whether or not they attended or voted at the Scheme Meetings or the EGM (and, if they attended and voted, whether or not they voted in favour).

Activision Blizzard reserves the right, subject to the prior approval of the Panel, to elect to implement the Acquisition by way of an Offer in the circumstances described in, and subject to, the terms of the Transaction Agreement. Without limiting the provisions of the Transaction Agreement, in such event, such Offer will be implemented on terms and conditions that are at least as favourable to the King Shareholders as those which would apply in relation to the Scheme (except in relation to the acceptance condition which will be set at 80% of the nominal value of the King Shares to which such an Offer relates (other than King Shares that are already beneficially owned by Activision Blizzard, if any)).

4.	Background to the Acquisition

In March 2014, King conducted an IPO of King Shares, which were sold at a price of U.S.$22.50 per King Share, and listed King Shares on the NYSE. Since that time, King’s share price generally has declined from the IPO price and, in the year prior to 2 November 2015, King Shares have traded on the NYSE in a price range between U.S.$11.32 and U.S.$18.00 per share. Also, since the IPO, King has returned capital to King Shareholders through cash dividends in the amount of U.S.$0.46 per King Share paid on 22 October 2014 and U.S.$0.94 per King Share paid on 24 March 2015.

On 26 February 2015, a representative of a China-based consortium (“Consortium 1”) met with a member of the King Board who is also a representative of King’s largest shareholder, Bellaria Holding S.à r.l., an entity controlled by certain funds advised by Apax Partners (the “Apax Funds”), in his capacity as a representative of Apax Partners, and King’s Chief Executive Officer, Mr Riccardo Zacconi, in his capacity as a shareholder, to propose a transaction in which the Apax Funds, and potentially members of King’s management with significant shareholdings, would sell King Shares to Consortium 1 representing a minority interest in King. On 26 March 2015, King entered in to a confidentiality agreement with a member of Consortium 1. On 10 April 2015, the King Board formed a special committee to address the Consortium 1 proposal. At the direction of the special committee, King entered into confidentiality agreements with each member of Consortium 1 that included a standstill provision, restricting each member of Consortium 1’s ability to purchase, or offer to purchase, King Shares. Representatives of Apax, King and Consortium 1 discussed this proposal and its terms, and Consortium 1 began to conduct a due diligence review of King (including an in-person meeting with King’s senior management and access to an online data room). In addition, representatives of King discussed with Consortium 1 the possibility that following

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consummation of this proposed sale, Consortium 1 would evaluate an acquisition of King’s remaining outstanding shares at a premium to the trading price of King Shares.

On 8 April 2015, a representative of Activision Blizzard met with a member of the King Board who is also a representative of Apax Partners. At this meeting, the parties discussed the potential interest of Activision Blizzard in an acquisition of all of the outstanding equity interests of King.

On 20 April 2015, King entered into a confidentiality agreement with Activision Blizzard and, on 22 April 2015, members of King’s senior management and Mr Gerhard Florin (the Chairman of the King Board) met with members of Activision Blizzard’s senior management and discussed King’s business and the possibility of an acquisition of King by Activision Blizzard. On 23 April 2015, King granted access to an online data room to Activision Blizzard and its advisors and began providing Activision Blizzard with preliminary information and documents in support of a due diligence review of King.

On 23 April 2015, the King Board met, with representatives of Fenwick & West, William Fry and members of King’s management team participating, to discuss the communications with Activision Blizzard and Consortium 1 and a proposed strategic process. At this meeting, J.P. Morgan was selected as King’s financial advisor to advise King and the King Board in connection with potential strategic transactions. The terms of J.P. Morgan’s engagement were confirmed in an engagement letter executed on 7 October 2015. J.P. Morgan was a joint bookrunner on King’s IPO, and King selected J.P. Morgan to serve as financial advisor based in part on its familiarity with King’s business and industry and its mergers and acquisitions expertise. Also at this meeting, a representative of William Fry described the fiduciary duties of the members of the King Board under Irish law with respect to a potential transaction. The King Board then discussed other companies that might be approached to determine whether they were interested in acquiring King, and the likelihood that any such companies would be interested in (and able to consummate) an acquisition of King. During this discussion, the King Board noted that any other companies whom it wished to so approach would need to be approved by the Panel, which would typically limit the number of such companies that King could approach. The King Board also discussed the risk of market rumours of such discussions, which could require a public statement by King under the Irish Takeover Rules. In addition, the King Board noted that relatively few industry participants would have the scale and financial resources to acquire King. Following discussion, the King Board requested that J.P. Morgan contact the three companies that the King Board believed were most likely to be interested in, and capable of consummating, an acquisition of King, each of which companies were participants in the interactive entertainment industry. Finally, the King Board determined that as a condition to King providing Activision Blizzard with certain additional due diligence information, Activision Blizzard should be required to enter into an amendment to its confidentiality agreement to provide for non-solicitation obligations and a standstill agreement that would restrict Activision Blizzard’s ability to purchase King Shares or to conduct acquisition discussions directly with King Shareholders (the “Standstill Amendment”).

On 25 April 2015, King requested that Activision Blizzard enter into the Standstill Amendment as a condition to King providing more extensive due diligence information to Activision Blizzard. Between 26 April 2015 and 26 May 2015, King negotiated the terms of this amendment with Activision Blizzard.

On 29 April 2015, the King Board met, with representatives of J.P. Morgan, William Fry, Fenwick & West and members of King’s management team participating, to discuss the potential acquisition of King by Activision Blizzard, including potential structures for such an acquisition and potential valuations.

In late April and early May 2015, and following approval by the Panel, representatives of J.P. Morgan contacted the three other companies agreed by the King Board to solicit their interest in discussing a potential acquisition of King. In early May 2015, two of the three companies informed representatives of J.P. Morgan that they either were not interested in, or not in a position to discuss, a potential transaction with King.

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On 1 May 2015, King received a preliminary, non-binding proposal from Activision Blizzard to acquire King at a price of between U.S.$18.50 and U.S.$22.50 per King Share, in cash. This proposal indicated that Activision Blizzard had retained Goldman Sachs as its financial advisor, and Debevoise & Plimpton and Mason, Hayes & Curran as its legal advisors. The price range in the Activision Blizzard proposal represented a premium range of 16% to 42% to the U.S.$15.90 Closing Price per King Share on 1 May 2015.

On 2 May 2015 and 3 May 2015, the King Board met, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss the Activision Blizzard proposal to acquire King, the Consortium 1 proposal to acquire a minority interest in King, and the possibility that Consortium 1 might acquire King’s remaining outstanding shares at a later date. At this meeting, the King Board reviewed projections of King’s financial results through 2017 that had been prepared by management, and discussed preliminary valuation analyses with respect to King and an analysis of the Activision Blizzard proposal with representatives of J.P. Morgan. With respect to the Consortium 1 proposal, the King Board determined to request that Consortium 1 make a proposal to acquire all of the outstanding King Shares. With respect to the Activision Blizzard proposal, the King Board directed the representatives of J.P. Morgan to communicate to Goldman Sachs that King did not accept the valuation range set forth in the 1 May proposal, but that King was prepared to permit Activision Blizzard to conduct due diligence with a view to supporting a higher valuation. On 3 May 2015, a representative of J.P. Morgan communicated this position to representatives of Activision Blizzard.

On 2 May 2015, at the King Board’s request, a member of the King Board who is also a representative of Apax Partners spoke with a representative of Consortium 1 to discuss the potential interest of Consortium 1 in an acquisition of all of the Company’s outstanding equity interests.

On 6 May 2015, Activision Blizzard requested that King agree to negotiate with Activision Blizzard on an exclusive basis. King did not enter into any such exclusivity agreement.

On 8 May 2015, King was informed that Consortium 1 would not be in a position to pursue a transaction with King in the near term, and accordingly discussions with Consortium 1 ceased.

On 15 May 2015, King executed a confidentiality agreement with one of the three companies identified by the King Board and, on 18 May 2015, members of King’s management, including Messrs Riccardo Zacconi and Stephane Kurgan and Ms Hope Cochran (King’s Chief Financial Officer), met in person with the chief executive officer and chief financial officer of that company to describe King’s business and discuss that company’s potential interest in an acquisition of King. On 21 May 2015, that company informed a representative of J.P. Morgan that it was not interested in pursuing a potential acquisition of King.

On 26 May 2015, King and Activision Blizzard entered into the Standstill Amendment.

During June, July and August 2015, Activision Blizzard and its advisors continued their due diligence review of King, and members of the management of both companies conducted discussions regarding King’s business and the proposed transaction.

On 4 June 2015, a second China-based consortium (“Consortium 2”) proposed an acquisition of King. This proposal did not include a proposed valuation. On 9 June 2015 and 10 June 2015, King entered into confidentiality agreements with the members of Consortium 2 and, on 12 June 2015, members of King’s management and representatives of J.P. Morgan met with representatives of the Consortium 2 parties to discuss King’s business and the possibility of an acquisition of King by Consortium 2, including potential valuation, funding and the process for a transaction. During this meeting, a representative of Consortium 2 suggested a range of potential price/earnings multiples for King that implied a valuation of approximately U.S.$20.00 to U.S.$24.00 per King Share. Also, on 9 June 2015, representatives of J.P. Morgan requested that representatives of Consortium 2 provide additional information regarding their proposal.

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On 15 June 2015, King granted access to an online data room to Consortium 2 and its advisors and began providing Consortium 2 with information and documents in support of its due diligence review.

On 23 June 2015, King received a proposal from Consortium 2 to purchase all outstanding King Shares at a price of U.S.$15.50 per King Share. On the same day, King informed Consortium 2 that this proposal was not acceptable, and suspended Consortium 2’s access to the online data room and instructed them to delete and/or destroy all confidential information. On 29 June 2015, the King Board confirmed this determination to reject Consortium 2’s 23 June 2015 proposal.

On 9 July 2015, King received a revised proposal from Activision Blizzard for an acquisition of King at a price of U.S.$18.00 per King Share, in cash. The U.S.$18.00 proposal represented a premium of 25% to the U.S.$14.39 Closing Price per King Share on 8 July 2015.

On 15 July 2015, the King Board met, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss Activision Blizzard’s revised proposal. At this meeting, the King Board reviewed preliminary valuation analyses with respect to King with representatives of J.P. Morgan. The King Board noted that internal projections prepared by King’s management (on which the preliminary analyses were based) were in the process of being revised as part of King’s customary half-yearly forecasting process, and that this revision would reflect the impact of a delay in the anticipated launch date of certain new titles and other factors. The King Board discussed the assumptions reflected in these projections, and utilised in the preliminary valuation analysis. Following this discussion, the King Board directed the representatives of J.P. Morgan to inform Activision Blizzard that King was not willing to agree to its proposed price. Accordingly, on 17 July 2015, a representative of J.P. Morgan spoke with a representative of Goldman Sachs and informed him that King was not willing to agree to a valuation of U.S.$18.00 per King Share and, in response, on 21 July 2015, a representative of Goldman Sachs informed a representative of J.P. Morgan that Activision Blizzard was not willing to agree to a valuation of more than U.S.$18.00 per King Share.

On 16 July 2015, King received a revised proposal from Consortium 2 for an acquisition of King at a price between U.S.$17.00 and U.S.$19.00 per King Share, in cash.

On 22 July 2015, the King Board met again, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss the recent proposals from Activision Blizzard and Consortium 2. The King Board also reviewed projections through 2024 that had been prepared by King’s management based on updated data and assumptions (reflecting the anticipated delay in the launch of certain titles and other factors, and with the projections for years after 2017 representing an extrapolation of projections for the years 2015, 2016 and 2017). The King Board also reviewed a revised preliminary valuation analysis prepared by J.P. Morgan based on these updated projections. The King Board then discussed the risks, challenges and potential opportunities facing King, and determined that it would be appropriate to pursue further discussions regarding a sale of King at this time. Following this discussion, the King Board authorised the representatives of J.P. Morgan to propose a valuation of U.S.$20.00 per King Share to Activision Blizzard. The representatives of J.P. Morgan communicated this proposed valuation to Goldman Sachs on 22 July 2015.

Also on 22 July 2015, the financial advisor to Consortium 2 spoke with representatives of J.P. Morgan and informed them that Consortium 2 was continuing with its analysis and due diligence review and remained interested in a transaction with King, but that they could not commit to specific timing.

On 23 July 2015, Consortium 2 submitted a revised proposal to purchase all outstanding King Shares at a price of U.S.$19.50 per King Share. The revised proposal indicated that the members of Consortium 2 intended to provide as much as U.S.$3 billion of the financing for

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their proposed transaction, but did not indicate a source for the remaining financing that would be required.

On 24 July 2015, Messrs Riccardo Zacconi, Roy Mackenzie and Gerhard Florin, Ms Hope Cochran, and Mr Robert Miller (King’s Chief Legal Officer) met, with representatives of J.P. Morgan, Fenwick & West and William Fry participating, and discussed the Consortium 2 revised proposal, and the status of discussions with Activision Blizzard. At this meeting, the representatives of J.P. Morgan were directed to inform the financial advisors to Consortium 2 that King would only be willing to move forward to a transaction with Consortium 2 if its offer price was increased to U.S.$20.00 per King Share. In addition, the representatives of J.P. Morgan were directed to request responses to a number of key questions that King believed were necessary to be able to evaluate Consortium 2’s latest offer, including questions regarding the composition of the consortium, its sources of financing for a transaction, and required regulatory approvals. On 25 July 2015, representatives of J.P. Morgan informed the financial advisor for Consortium 2 of this proposed valuation and of the need for answers to these questions.

On 27 July 2015, a representative of Goldman Sachs informed a representative of J.P. Morgan that Activision Blizzard’s position that was previously communicated on 21 July 2015 was unchanged and that it still would not agree to a valuation of U.S.$20.00 per King Share (or to any valuation materially higher than U.S.$18.00 per King Share).

On 28 July 2015, the King Board met, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss the recent communications with Activision Blizzard and Consortium 2. The group discussed a preliminary analysis of King’s valuation prepared by J.P. Morgan, and the King Board considered the challenges faced by King as an independent company if a transaction was not completed. The King Board then compared the risks and benefits of each of the Activision Blizzard proposal and the Consortium 2 proposal. The King Board weighed the higher nominal price of the Consortium 2 proposal against the greater likelihood that a transaction could be completed with Activision Blizzard than with Consortium 2 in view of the fact that Activision Blizzard’s due diligence review was substantially more progressed than the due diligence conducted by Consortium 2, the fact that the latter was a consortium, the membership of which was not yet finalised, the uncertainty regarding Consortium’s financing, and the prospect for regulatory delay and uncertainty with respect to the Consortium 2 proposal. Following this discussion, the King Board directed the representatives of J.P. Morgan to inform Goldman Sachs that the King Board was prepared to move forward toward a transaction with Activision Blizzard if it increased its U.S.$18.00 offer price. Following this meeting, at the direction of King, a representative of J.P. Morgan informed a representative of Goldman Sachs that King was discussing a potential acquisition of King with another bidder at a price in excess of U.S.$18.00 per King Share, but that Activision Blizzard had made greater progress than such other bidder with respect to discussions with, and due diligence review of, King. The representative of J.P. Morgan indicated to the representative of Goldman Sachs that the King Board was prepared to move forward toward a transaction with Activision Blizzard if it increased its U.S.$18.00 offer price.

On 29 July 2015, representatives of J.P. Morgan spoke with the financial advisor to Consortium 2 to reiterate the need to receive answers to the key open questions communicated on 25 July 2015. On 6 August 2015, representatives of Consortium 2 provided preliminary high-level responses to certain of these questions.

On 10 August 2015, a representative of Goldman Sachs informed a representative of J.P. Morgan that Activision Blizzard would not increase its proposed price per King Share, but remained interested in a transaction at U.S.$18.00 per King Share.

On 13 August 2015, following the close of trading on the NYSE, King announced its financial results for the quarter ended 30 June 2015 and guidance for the following quarter. This guidance reflected an anticipated delay in the launch of certain titles, and was lower than analysts’ prior expectations. The trading price of King Shares declined after this

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announcement from the U.S.$15.20 Closing Price per King Share on 13 August 2015 to a U.S.$13.53 Closing Price per King Share on 14 August 2015. Accordingly, the U.S.$18.00 per King Share price proposed by Activision Blizzard represented a premium of 33% to the Closing Price per King Share on 14 August 2015, compared to an 18% premium to the Closing Price per King Share on 13 August 2015.

On 18 August 2015, King reopened an online data room to members of Consortium 2 and its advisors.

On 20 August 2015, Activision Blizzard delivered a revised proposal dated 19 August 2015 to acquire King at U.S.$18.00 per King Share, in cash, which was the same price as its previous proposal. The revised proposal noted that the U.S.$18.00 price now represented a 32% premium to the U.S.$13.65 Closing Price per King Share on 18 August 2015. In this proposal, Activision Blizzard requested that King agree not to solicit bids from, or engage in acquisition negotiations with, any third parties, and to notify Activision Blizzard of any approach from any third party.

On 21 August 2015, the King Board met, with representatives from Fenwick & West, William Fry and J.P. Morgan and members of King’s management team participating. The King Board discussed Activision Blizzard’s 20 August 2015 proposal and its request for exclusivity, and reviewed an updated preliminary analysis of King’s valuation with representatives of J.P. Morgan. Following this discussion, the King Board determined that King and its advisors should continue discussions with Activision Blizzard.

On 25 August 2015, Activision Blizzard provided King with a list of further due diligence questions and remaining document and information requests, and King subsequently provided Activision Blizzard with the requested information. In addition, a representative of King advised Activision Blizzard that King would not enter into an exclusivity agreement.

On 31 August 2015, King delivered drafts of the Transaction Agreement, Expenses Reimbursement Agreement and the Conditions to Activision Blizzard.

On 3 September 2015, the King Board met, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss the status of discussions with Activision Blizzard and the status of the Consortium 2 proposal. The King Board contrasted the advanced state of discussions with Activision Blizzard, and of its due diligence activities, with the relative lack of apparent progress by Consortium 2 with respect to its proposal, and its low level of due diligence activities. Accordingly, the King Board requested that the representatives of J.P. Morgan communicate with the financial advisor to Consortium 2 with a view to progressing the Consortium 2 proposal. Following this meeting, a representative of J.P. Morgan indicated to a representative of the financial advisor of Consortium 2 that Consortium 2 was running out of time to enter into a transaction with King and that Consortium 2 needed to progress its proposal if it wished to proceed towards a transaction with King.

Throughout September and October 2015, Activision Blizzard and its advisors continued their due diligence review of King (including through in-person meetings between King’s management team and Activision Blizzard’s management team on 14 September 2015 and 29 September 2015 and also, in this period through telephonic meetings between members of the respective management teams).

On 15 September 2015, the King Board met, with representatives from Fenwick & West, William Fry and J.P. Morgan and members of King’s management team participating, to discuss the status of the discussions with Activision Blizzard, including an update on Activision Blizzard’s due diligence activities and the 14 September 2015 in-person management team meeting.

On 18 September 2015, Activision Blizzard provided King with a revised draft of the Transaction Agreement, Expenses Reimbursement Agreement and Conditions, and King

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negotiated the terms of these agreements with Activision Blizzard through a series of meetings and other communications between King, Fenwick & West and William Fry, on the one hand, and Activision Blizzard, Debevoise & Plimpton and Mason, Hayes & Curran, on the other, between 18 September 2015 and 2 November 2015, including at in-person negotiations in New York over several days in early October. The material issues negotiated included the conditions to the completion of the transaction, King’s ability to engage in discussions with third parties who made unsolicited proposals to acquire King, the ability of Activision Blizzard to change the transaction structure to an offer with an acceptance condition of 50% plus one King Share, the circumstances under which King would be required to reimburse Activision Blizzard’s expenses on termination of the transaction, and the scope of representations and warranties and operating covenants.

On 22 September 2015, a new party joined Consortium 2 and signed a confidentiality agreement, and King granted access to the online data room to this new party on 30 September 2015.

On 30 September 2015, members of King’s management team had a conference call with Consortium 2 to provide a business update and, on 6 October 2015, representatives of J.P. Morgan requested more information from the financial advisors to Consortium 2 regarding the composition of the consortium, the terms of its proposal, its sources of financing for a transaction, and required regulatory approvals (including a number of questions that had been communicated on 25 July 2015 and that had not yet been answered).

On 7 October 2015, Activision Blizzard provided King and Apax Partners with a draft of a deed of irrevocable undertaking to be executed by Bellaria Holding S.à r.l. in connection with the proposed transaction, pursuant to which Bellaria Holding S.à r.l. would agree to vote in favour of the Acquisition and against competing proposals, and informed King that it would require substantially similar agreements to be executed by Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson and also Mr Thomas Hartwig, co-founder of King and its Chief Technology Officer. This draft provided that the deed would terminate six months following the termination of the Transaction Agreement. On 16 October 2015, Activision Blizzard provided King with a substantially similar form of deed of irrevocable undertaking to be signed by each of Messrs Riccardo Zacconi, Stephane Kurgan, Sebastian Knutsson and Thomas Hartwig in connection with the Acquisition. From 20 October 2015 until 1 November 2015, Bellaria Holding S.à r.l., King, the individuals, and their respective advisors, each negotiated the forms of these agreements with Activision Blizzard and its advisors, and agreed, among other things, that the deeds of irrevocable undertaking would terminate concurrently with termination of the Transaction Agreement.

On 8 October 2015, the King Board met, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss the current status of the transaction with Activision Blizzard. Representatives of J.P. Morgan reported to the King Board that Activision Blizzard had indicated that it had substantially completed its business and financial due diligence. Mr Robert Miller updated the King Board on the status of the negotiations of the transaction agreements and discussed the key remaining material open issues. The King Board then discussed the status of the Consortium 2 proposal, and the King Board directed the representatives of J.P. Morgan to inform the financial advisor to Consortium 2 that, if they wished to proceed with an acquisition of King, they would need to act quickly, and to press for answers to questions regarding the structure, financing and timing of the Consortium 2 proposal that had been raised with the financial advisors to Consortium 2 on 25 July 2015 and 6 October 2015 and had not yet been answered. Between 8 October 2015 and 13 October 2015, representatives of J.P. Morgan attempted on several occasions to arrange a call with the financial advisor to Consortium 2 to inform them of the need to move quickly if they wished to proceed towards a transaction. There was no response to such attempts for a call and this call did not materialise, but Consortium 2 was informed by email of the need to move quickly.

On 13 October 2015, the King Board met, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss the

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negotiations with Activision Blizzard. At this meeting, the King Board discussed the remaining material open issues in the negotiation of the Transaction Agreement, Expenses Reimbursement Agreement, Conditions and deeds of irrevocable undertaking, and provided direction with respect to those issues.

On 29 October 2015, the King Board met, with representatives from Fenwick & West, William Fry, J.P. Morgan and members of King’s management team participating, to discuss the proposed transaction with Activision Blizzard. The representatives of J.P. Morgan discussed with the King Board the financial aspects of the Acquisition and reviewed with the King Board a preliminary financial analysis of the U.S.$18.00 per King Share cash consideration to be received by King Shareholders pursuant to the Transaction Agreement. Representatives of Fenwick & West and William Fry discussed the fiduciary duties of the King Directors in reviewing the Acquisition, and reviewed the material terms of the Transaction Agreement and Expenses Reimbursement Agreement, the Conditions and the Scheme, including terms then remaining under negotiation. The King Board discussed certain remaining material open issues in the transaction agreements, and provided direction to King’s advisors as to the resolution of those issues. In addition, the King Board discussed the absence of any further communication from Consortium 2 and the fact that Consortium 2 had apparently not materially progressed its proposal despite the efforts of J.P. Morgan.

Between 29 October 2015 and 2 November 2015, Activision Blizzard and its advisors completed their due diligence of King, and King and Activision Blizzard and their respective legal counsel completed the negotiation of the Transaction Agreement, Expenses Reimbursement Agreement, the Conditions, the deeds of irrevocable undertaking and other related documents.

On 2 November 2015, the King Board met, with representatives from Fenwick & West, William Fry and J.P. Morgan and members of King’s management team participating, to consider approval of the Acquisition. Representatives of Fenwick & West and William Fry reviewed the results of the final negotiations regarding the terms of the Acquisition. Representatives of J.P. Morgan reviewed with the King Board its financial analyses of the U.S.$18.00 per King Share cash consideration to be paid to King Shareholders pursuant to the Transaction Agreement, and delivered to the King Board an oral opinion, confirmed by delivery of the JPM Fairness Opinion, to the effect that, as of that date and based on and subject to the factors, assumptions, limitations and qualifications applicable to the JPM Fairness Opinion, the U.S.$18.00 per King Share cash consideration to be paid to King Ordinary Shareholders pursuant to the Transaction Agreement was fair, from a financial point of view, to such King Ordinary Shareholders. The full text of the JPM Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken in connection with, the JPM Fairness Opinion is attached as Annex II to this document. Following consideration of the proposed terms of the Transaction Agreement, the Expenses Reimbursement Agreement and the Conditions, further discussions with management and its legal and financial advisors, and the factors described under “Reasons for the Acquisition and Recommendation by the King Board”, the King Board unanimously determined and declared that the transactions contemplated by the Transaction Agreement, including the Scheme, were advisable and fair to, and in the best interests of, King and King Shareholders, approved and declared advisable the Transaction Agreement, Expenses Reimbursement Agreement, and the Conditions, the Scheme and the other transactions contemplated thereby, authorised King to execute, deliver and perform the Transaction Agreement and Expenses Reimbursement Agreement and related agreements or documents, and recommended that King Shareholders vote to approve the Scheme. The King Board noted that members of the King Board and King executive officers have interests in the Scheme that may be in addition to, or different from, the interests of King Shareholders, including those summarised in paragraph 7 of this Part 1 (Letter of Recommendation from the King Board) and paragraph 6 of Part 3 (Information Required under Section 452 of the Act) of this document. Accordingly, the King Board requested that Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson recuse themselves from the meeting so that the remaining members of the King Board could discuss the proposals further. After due consideration, these remaining members of the King Board separately unanimously approved the transactions in the same manner as

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the entire King Board had done earlier at the same meeting. In addition, the King Board again noted the absence of any further communication from Consortium 2.

On 2 November 2015, the board of directors of Activision Blizzard also approved the Acquisition and Scheme.

On 2 November 2015, Activision Blizzard, King and ABS Partners C.V. executed the Transaction Agreement and the Expenses Reimbursement Agreement and related agreements and the parties to the deeds of irrevocable undertaking executed and delivered them to Activision Blizzard.

Immediately following the execution of the Transaction Agreement and Expenses Reimbursement Agreement, King and Activision Blizzard issued the joint Rule 2.5 Announcement, announcing the signing of the Transaction Agreement.

5.	Reasons for the Acquisition and Recommendation by the King Board

In reaching its determination to approve the Acquisition, the King Board consulted with King’s management, Fenwick & West, William Fry and J.P. Morgan, and drew on its knowledge of King’s business, management, financial condition, operating results, historical share price, growth prospects as well as the risk associated with those prospects, and the competitive forces confronting the business, and considered the following factors in particular:

●	the U.S.$18.00 per King Share Acquisition price, including:

ο	the fact that it implies a 20% premium over the Closing Price per King Share on 30 October 2015, a 26% premium over King’s enterprise value on 30 October 2015 (which excludes net cash), a 23% premium over the one-month volume weighted-average price per King Share and a 27% premium over the three-month volume weighted-average price per King Share; and

ο	the fact that King Shareholders will receive the Acquisition price in cash, which provides certainty of value as compared to a transaction that involves other non-cash consideration;

●	the JPM Fairness Opinion, including the assumptions made, matters considered and limits on the review undertaken in connection with such JPM Fairness Opinion, and J.P. Morgan’s related financial analyses presented to the King Board as described in paragraph 12 of Part 3 (Information Required under Section 452 of the Act) of this document;

●	King’s strategic process and outreach to other potential bidders, including the discussions with Consortium 1 and Consortium 2 and the discussions with three other companies involved in the interactive entertainment industry;

●	the recent and historical market prices of King Shares;

●	the King Board’s belief, based on the discussions and negotiations with Activision Blizzard, that U.S.$18.00 per King Share was the highest price Activision Blizzard would be willing to pay;

●	the financial projections prepared by King management and summarised in paragraph 13 of Part 3 (Information Required under Section 452 of the Act) of this document;

●	the challenges facing King as an independent public company, which challenges include:

ο	continued dependence on the Candy Crush franchise;

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ο	the challenges faced by King in developing successful new titles and introducing them on a timely basis;

ο	the need to maintain the strength of existing franchises and to establish additional franchises;

ο	the need to diversify outside of the casual game genre;

ο	the need to compete successfully against a large and growing number of industry participants;

ο	the need to anticipate and respond to changes in players’ preferences;

ο	the risk that only a small number of King’s new games, if any, may become successful and generate significant purchases of virtual items;

ο	the need for continuous innovation to drive player engagement and improve monetisation;

ο	the time required to implement and deliver on its strategy as an independent company;

ο	the lack of predictability of financial results, particularly regarding the impact of new titles;

ο	the fact that these and other challenges could prevent King from achieving its anticipated strategic objectives and corresponding financial results, and that the transaction with Activision Blizzard would eliminate the exposure of King Shareholders to these risks;

ο	the consensus view of King’s management, including management Board members, that after considering the relevant risks and opportunities, the Acquisition would likely provide greater value for King Shareholders than remaining independent; and

ο	the potential effect on King’s share price of sales of King Shares in the market by large shareholders, and the fact that the Acquisition eliminates this risk.

In the course of its deliberations, the King Board also considered a variety of risks and other countervailing factors with respect to the Acquisition, including:

●	King’s accomplishments in becoming an industry leader and its progress in delivering on its strategy;

●	the fact that King will no longer exist as an independent, publicly-traded company and that King Shareholders will no longer benefit from the future financial performance or any appreciation in the value of King;

●	the terms of the Acquisition and Scheme, including:

●	the limitations on King’s ability to solicit alternative acquisition proposals;

●	King’s ability to furnish information to and conduct negotiations with a third party in response to an unsolicited acquisition proposal, if the King Board determines in good faith that this proposal is, or could reasonably be expected to lead to, a superior proposal;

●	the structure of the transaction as a scheme of arrangement under Irish law, requiring approval by King Shareholders, and approval by the High Court, which would provide a period of time during which an unsolicited superior proposal could be made;

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●	the ability of the King Board, subject to compliance with the terms and conditions of the Transaction Agreement, to consider and to accept an unsolicited superior proposal and terminate the Transaction Agreement providing for a superior proposal, as long as King has complied with the requirements in paragraph 9 of Part 1 (Letter of Recommendation from the King Board) of this document, subject to the repayment of expenses incurred by Activision Blizzard (up to 1 % of the total value of the issued share capital of King that is the subject of the Acquisition);

●	the fact that Activision Blizzard and ABS Partners have received deeds of irrevocable undertaking from certain King Shareholders that they will vote in favour of the matters and resolutions to be considered at the court and shareholder meetings in respect of shares, and against any proposal made in opposition to or in competition with the Acquisition and the Scheme, and the fact that these deeds of irrevocable undertaking would terminate upon termination of the Transaction Agreement;

●	the fact that the Acquisition is not subject to a financing condition; and

●	the restrictions on the conduct of King’s business prior to the consummation of the Acquisition, requiring King to conduct its business in the ordinary course of business, subject to certain specific exceptions, which may prevent King from undertaking business opportunities that may arise;

●	the risk that the Acquisition might not be completed due to failure to satisfy the Conditions, some of which are outside King’s control;

●	the risks and costs to King if the Acquisition is not consummated, including the diversion of management and employee attention, the need to refocus King’s strategy to remaining an independent public company, potential employee attrition and impact on ability to attract new personnel, and the transaction costs that will be incurred even if the Acquisition is not consummated;

●	the impact on King’s valuation and share price if the Acquisition is not consummated as a result of many factors, including the reason or reasons why the Acquisition was terminated, the possibility that, as a result of the termination of the Acquisition, the investors would consider King to be an unattractive acquisition candidate, and possible sale of King Shares by short-term investors (such as arbitrageurs) following an announcement of termination of the Acquisition;

●	the fact that gains from an all-cash transaction will be taxable to King Shareholders for U.S. federal income tax purposes and Irish CGT purposes; and

●	the fact that certain members of the King Board and King executive officers have interests in the Acquisition that may be in addition to, or different from, the interests of King Shareholders in addition to their interests as King Shareholders (including the employment agreements summarised in paragraph 7 of Part 1 (Letter of Recommendation from the King Board) and paragraph 6 of Part 3 (Information Required under Section 452 of the Act) of this document, and that these interests may create potential conflicts of interest and have the potential to influence their views and actions in connection with the Acquisition.

The foregoing discussion of the factors considered by the King Board is not intended to be exhaustive, but does set forth all of the material factors considered by the King Board. The King Board collectively reached the unanimous conclusion to approve the Acquisition in light of the various factors described above and other factors that each member of the King Board deemed relevant. In view of the wide variety of factors considered by the members of the King Board in connection with their evaluation of the Acquisition and the complexity of these matters, the King Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision.

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Rather, the King Board made its decision and recommendation based on the totality of information presented to and considered by it. In considering the factors discussed above, individual King Directors may have given different weights to different factors.

Based on its evaluation of the above factors, the King Board believes that Activision Blizzard’s all-cash offer is attractive given the balance of future opportunities, risks and competitive forces confronting the business and that the price of the Acquisition fairly reflects the current market position of the business and substantially recognises King’s growth prospects, as well as the risks associated with those prospects, and provides certainty, in cash, to King Shareholders. As a result, the King Board considers the Acquisition to be fair and reasonable to King Shareholders and unanimously recommends that King Shareholders vote in favour of the Acquisition and the Scheme.

6.	Effects of the Acquisition

The Scheme of Arrangement is an arrangement made between King and the Scheme Shareholders under Chapter 1 of Part 9 of the Act and is subject to the approval of the High Court. If the Scheme becomes Effective, all King Shares will be cancelled pursuant to Sections 84 to 86 of the Act or transferred to ABS Partners pursuant to the Scheme of Arrangement (if applicable). King will then issue New King Shares to ABS Partners in place of the King Shares cancelled pursuant to the Scheme and ABS Partners will pay the Consideration in respect of the Scheme Shares to the King Shareholders. As a result of these arrangements, King will become a wholly-owned subsidiary of ABS Partners and an indirect subsidiary of Activision Blizzard.

Upon the Scheme becoming effective all of the King Directors will resign from the King Board. One or more persons affiliated with Activision Blizzard will be appointed to the King Board.

The King Group is party to indemnification agreements with each of the King Directors that require King to, among other things, indemnify the King Directors against certain liabilities that may arise by reason of their status of service as King Directors. In addition, pursuant to the terms of the Transaction Agreement, the King Directors will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from King (which Activision Blizzard has agreed to cause King to maintain).

Further information explaining the effect of the Acquisition on the interests of the King Directors is set out in paragraph 8 of Part 3 (Information Required under Section 452 of the Act) of this document.

Activision Blizzard has confirmed that, where employees of the King Group have existing employment rights under applicable laws, including pension rights, those rights will be safeguarded following the Scheme becoming Effective.

For a period of two years following the Effective Time, Activision Blizzard will provide to each continuing King employee:

•	base compensation that is equal to or greater than the base compensation provided to such King employee prior to the Effective Time; and

•	cash bonus opportunities, the aggregate annual amount of which are substantially comparable in target amount to those provided to such King employee immediately prior to the Effective Time.

For a period of two years following the Effective Date, Activision Blizzard shall provide, or shall cause to be provided, on an aggregate (and not individual) basis across the King Group, pensions, retirement and benefits (excluding severance benefits) that are substantially comparable in the aggregate to those provided to the King employees immediately prior to the Effective Time, subject to an aggregate increase in annual cost not to exceed 10% to such King employees’ employers.

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Further, Activision Blizzard shall provide, or shall cause to be provided, during the two-year period following the Effective Date, severance benefits to each King employee in accordance with, or no less favourable than, King’s past practice or policy, giving full credit for each King employee’s full years of service with the King Group and its predecessors prior to the Effective Time and full years of service with Activision Blizzard and its affiliates following the Effective Time.

King shall have the right to pay to each employee of any member of the King Group all unpaid bonuses that have been earned or accrued, and which have become payable, in the ordinary course consistent with past practice relating to the period (or any part thereof) up to the Effective Date, and where any such bonuses become payable after the Effective Date, Activision Blizzard shall procure that the relevant member of the King Group shall pay such bonuses to their employees in accordance with the terms and conditions applicable to the payment of such bonuses.

The Transaction Agreement further provides that each King employee (other than any King employees identified by King as transitional for this purpose) shall from the Effective Date become a participant in the King profit sharing plan which is anticipated to be established for 2016 and the profit sharing pool under such King profit sharing plan shall be calculated for the calendar year 2016 as if the plan had commenced on 1 January 2016.

The King Board welcomes the statements made by Activision Blizzard regarding the great importance it attaches to the skills and experience of the existing management and employees of King and that, where employees of the King Group have existing employment rights, including pension rights, under applicable laws, Activision Blizzard will safeguard such rights following the Scheme becoming Effective. The King Board also notes that Activision Blizzard does not currently intend to make any material changes to King’s staffing levels nor does it have any current plans to change the locations of King’s places of business. Further details of Activision Blizzard’s intentions for the management, employees and locations of King are set out in paragraph 5 of Part 2 (Letter from ABS Partners) of this document.

7.	Management Retention Arrangements

Activision Blizzard or a King subsidiary has also entered into service contracts with certain members of King’s senior management team, conditional on the Acquisition becoming Effective.

Further information on the terms of these management retention arrangements is set out in paragraph 6 of Part 2 (Letter from ABS Partners) and in paragraph 6 of Part 3 (Information Required under Section 452 of the Act) of this document.

8.	Expenses Reimbursement Agreement

In connection with the Acquisition, King and Activision Blizzard entered into the Expenses Reimbursement Agreement on 2 November 2015. Pursuant to the terms of the Expenses Reimbursement Agreement, King agreed to pay the documented, specific and quantifiable third-party costs and expenses incurred by Activision Blizzard and ABS Partners in connection with the Acquisition upon the occurrence of certain circumstances, including:

●	upon termination of the Transaction Agreement (1) by Activision Blizzard because the King Board withdraws or modifies in any manner adverse to Activision Blizzard or proposes publicly to withdraw or modify in any manner adverse to Activision Blizzard its recommendation with respect to the Acquisition, or approves, recommends or declares advisable any King Alternative Proposal or proposes publicly to approve, recommend or declare advisable any King Alternative Proposal, (2) by King following King’s delivery to Activision Blizzard of a final notice of change in the recommendation of the King Board with respect to the Acquisition in accordance with the provisions of the Transaction Agreement, or (3) by Activision Blizzard because King breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements

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contained in the Transaction Agreement, which material breach or failure to perform results in a failure of any of the Conditions and if curable is not cured within the specified cure period; or

●	prior to the Scheme Meeting, a King Alternative Proposal, or an intention to make a King Alternative Proposal, is publicly disclosed and, in either case, has not been publicly withdrawn at the time the Transaction Agreement is terminated (as a result of the Resolutions not having been approved at the Scheme Meetings and the EGM) and such King Alternative Proposal is consummated within nine months after such termination.

The liability of King to pay any amounts due under the Expenses Reimbursement Agreement is limited to a maximum amount equal to 1% of the total value of the issued share capital of King that is the subject of the Acquisition.

J.P. Morgan and the King Board have each confirmed to the Panel that, in the opinion of J.P. Morgan and the King Board (respectively), in the context of the Note to Rule 21.2 of the Irish Takeover Rules and the Acquisition, the Expenses Reimbursement Agreement is in the best interests of the King Shareholders. The Panel has consented to King entering into the Expenses Reimbursement Agreement.

The foregoing description of the Expenses Reimbursement Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Expenses Reimbursement Agreement that was furnished to the SEC by King on Form 6-K and filed by Activision Blizzard with the SEC on Form 8-K on 3 November 2015 and is available for public inspection as further detailed in paragraph 15 of Part 8 (Additional Information) of this document.

9.	Transaction Agreement

In connection with the Acquisition, King, Activision Blizzard and ABS Partners entered into the Transaction Agreement on 2 November 2015, which contains, among other things, customary representations, warranties and covenants by King and Activision Blizzard, including covenants that require each of the parties to use, subject to the terms and conditions of the Transaction Agreement, all reasonable endeavours to achieve satisfaction of the Conditions as promptly as reasonably practicable following publication of this document and certain other obligations and commitments in relation to the implementation of the Acquisition, and provisions with respect to the conduct of King’s business until the Effective Date.

The Transaction Agreement also provides that King will not, among other things, directly or indirectly solicit, initiate, knowingly facilitate or knowingly encourage a King Alternative Proposal, participate in any discussions or negotiations regarding a King Alternative Proposal, furnish non-public information to a third party in connection with a King Alternative Proposal, or expressly waive, terminate, amend or modify any standstill or similar obligation, subject to certain exceptions that permit King to engage in discussions and negotiations, and furnish non-public information, if the King Board has determined in good faith (after consultation with King’s financial advisers and outside legal counsel) that such King Alternative Proposal is, or would reasonably be expected to lead to, a King Superior Proposal (as defined in the Transaction Agreement). Subject to certain exceptions, the Transaction Agreement also requires King to call and hold an extraordinary general meeting of shareholders and requires the King Board to recommend approval of the Acquisition.

The Transaction Agreement contains certain termination rights for the parties, including the right of King in certain circumstances to terminate the Transaction Agreement in connection with a King Superior Proposal and the right of either party to terminate the Transaction Agreement if the Acquisition is not consummated by the End Date, the requisite King shareholder approvals are not obtained, the other party breaches in a material respect its representations or covenants and such breach would result in the Conditions not being satisfied, subject to a cure period, or the High Court declines to sanction the Scheme (unless both parties agree to appeal the decision).

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The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is attached as Annex I to this document and is also available for public inspection as further detailed in paragraph 15 of Part 8 (Additional Information) of this document. The Transaction Agreement contains representations and warranties made by and to the parties thereto as of specific dates. The statements embodied in those representations and warranties were made for purposes of the contract between the parties and may be subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract. In addition, certain representations and warranties were made as of a specified date, may be subject to a contractual standard of materiality different from those generally applicable to investors, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.

10.	Irrevocable Undertakings

Activision Blizzard and ABS Partners have received Irrevocable Undertakings from Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson, being members of the King Board, that they will vote in favour of the Resolutions in their capacity as King Shareholders (or, in the event that the Acquisition is implemented by way of an Offer on terms and conditions at least as favourable, in aggregate, as the Scheme, to accept the Offer or procure acceptance of the Offer) in respect of their entire beneficial holdings of King Shares amounting to, in aggregate, 49,408,045 King Shares, representing approximately 16% of the issued share capital of King at the Voting Record Time.

In addition, Activision Blizzard and ABS Partners have received Irrevocable Undertakings from certain other King Shareholders, namely Bellaria Holding S.à r.l. and Mr Thomas Hartwig, King’s Chief Technology Officer, that they will vote in favour of the Resolutions (or, in the event that the Acquisition is implemented by way of an Offer on terms and conditions at least as favourable, in aggregate, as the Scheme, to accept the Offer or procure acceptance of the Offer) in respect of their entire beneficial holdings of King Shares amounting to, in aggregate, 147,107,666 King Shares, representing approximately 47% of the issued share capital of King at the Voting Record Time.

In addition, Activision Blizzard and ABS Partners have received Linked Share Irrevocable Undertakings from Messrs Robert Miller, Marcus Jacobs, Tjodolf Sommestad and Nicholas Matthew Pointon and Mmes Frances Williams and Jill Kyne, being holders of King Linked Shares, that in their capacity as holders of King Linked Shares they will vote in favour of the resolutions to be considered at the King Linked Share Class Scheme Meeting in respect of their entire beneficial holdings of King Linked Shares (as applicable) amounting to, in aggregate, 190,790 King Linked Shares which, together with the commitments from Messrs Riccardo Zacconi and Stephane Kurgan referred to above (which amount to 2,077,080 King Linked Shares in aggregate), represents approximately 92% of the issued King Linked Shares at the Voting Record Time.

In addition, Activision Blizzard and ABS Partners have received Restricted Share Irrevocable Undertakings from Messrs Allan Mertner, Danny Moy, Marcus Jacobs, Patrik Stymne, Adam Schaub, Henrik Sebring, Henrik Davidsson, Arvid Klingstrom, Manel Sort Gonzalez, Robert Cohn (a member of the King Board) and Mmes. Levina Persson and Simone Goodman being holders of King Restricted Shares, that in their capacity as holders of King Restricted Shares they will vote in favour of the resolutions to be considered at the King Restricted Share Class Scheme Meeting in respect of their entire beneficial holdings of King Restricted Shares (as applicable) amounting to, in aggregate, 473,021 King Restricted Shares which, together with the commitment from Mr Thomas Hartwig referred to above (which amounts to 15,625 King Restricted Shares), being in aggregate 488,646 King Restricted Shares which represent approximately 76% of the issued King Restricted Shares at the Voting Record Time.

The Irrevocable Undertakings will lapse and cease to be binding if: (i) the Transaction Agreement is terminated in accordance with its terms; (ii) the offer by way of Scheme of Arrangement announced in the Rule 2.5 Announcement lapses or is withdrawn (other than in

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circumstances where there is a switch from a Scheme of Arrangement to an Offer) with, to the extent required, the approval of the Panel or the High Court; or (iii) if the Scheme of Arrangement (or following any switch to an Offer, such Offer) does not become effective or complete by the End Date.

The Restricted Share Irrevocable Undertakings and the Linked Share Irrevocable Undertakings will lapse and cease to be binding if the Transaction Agreement is terminated in accordance with its terms.

Copies of the forms of the Irrevocable Undertakings referred to above have been furnished by King to the SEC on Form 6-K and filed by Activision Blizzard with the SEC on Form 8-K, a copy of the form Linked Share Irrevocable Undertakings has been furnished by King to the SEC on Form 6-K and a copy of the form of Restricted Share Irrevocable Undertakings will be furnished by King to the SEC on Form 6-K. Copies of the forms of Irrevocable Undertaking, Linked Share Irrevocable Undertakings and Restricted Share Irrevocable Undertakings are also available for inspection, as further detailed in paragraph 15 of Part 8 (Additional Information) of this document.

11.	Delisting and cancellation of trading

On completion of the Acquisition, King will become a wholly-owned subsidiary of ABS Partners and trading of King Shares on the NYSE will be cancelled. Following such cancellation, the King Shares will not be publicly-traded or listed on a securities exchange in the United States or elsewhere.

Any share certificates in respect of the King Shares will cease to be of value and should at the request of King be delivered to King, or any person appointed by King, for cancellation or destruction following the Effective Date. It is intended that King will be re-registered as a private limited company in due course following the Effective Date.

12.	King Share Plans and King Share Awards

Information in respect of King Share Plans and King Share Awards is contained in paragraph 7 of Part 3 (Information Required under Section 452 of the Act) of this document.

13.	Profit Forecast

Your attention is drawn to the King Profit Forecast which is contained in Annex III to this document.

14.	Financial Analysis

Your attention is drawn to the JPM Fairness Opinion which is contained in Annex II to this document.

J.P. Morgan is acting as independent financial adviser to the King Directors in relation to the Acquisition for the purposes of Rule 3 of the Irish Takeover Rules.

As part of its engagement, King requested that J.P. Morgan render an opinion as to whether the Consideration was fair, from a financial point of view, to King Ordinary Shareholders. On 2 November 2015, J.P. Morgan delivered its oral opinion to the King Directors and subsequently confirmed in writing in the JPM Fairness Opinion that, as of such date and based upon and subject to the factors, assumptions, limitations, and qualifications applicable to the JPM Fairness Opinion, the Consideration was fair, from a financial point of view, to the King Ordinary Shareholders.

The full text of the JPM Fairness Opinion is attached as Annex II to this document. We urge King Ordinary Shareholders to read the entire JPM Fairness Opinion carefully to learn about

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the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in rendering the JPM Fairness Opinion.

Your attention is drawn to paragraph 12 of Part 3 (Information Required under Section 452 of the Act) of this document which contains a discussion of the JPM Fairness Opinion.

15.	Further Information

Your attention is drawn to the information set out in the rest of this document. You are advised to read this document in its entirety and not to rely solely on the information in this Part 1 (Letter of Recommendation from the King Board) of this document.

16.	Action to be Taken

Your attention is drawn to the summary of the action to be taken at pages 25 to 30 of this document.

17.	Overseas Shareholders

Persons who are resident in, or who are citizens of, jurisdictions outside of Ireland or the United States should refer to paragraph 11 of Part 3 (Information Required under Section 452 of the Act) of this document, which contains important information relevant to such persons.

18.	Recommendation

The King Directors, who have been so advised by J.P. Morgan as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair and reasonable. In providing its advice to the King Directors, J.P. Morgan has taken into account the commercial assessments of the King Directors.

Accordingly the King Directors unanimously recommend that all King Shareholders vote in favour of the Acquisition at the Meetings, as each King Director who is a shareholder intends to do so in respect of his own beneficial holding totalling 57,922,070 King Shares, representing, in aggregate, approximately 18% of the issued share capital of King at the Voting Record Time.

Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson have irrevocably undertaken (in their capacity as shareholders) to vote in favour of the Acquisition and the Scheme in respect of their own beneficial holdings of 49,408,045 King Shares representing, in aggregate, approximately 16% of the issued share capital of King at the Voting Record Time.

In considering the recommendation of the King Board with respect to the approval of the Acquisition and the Scheme, King Shareholders should be aware that certain King Directors, namely Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson have entered into long-term service contracts with Activision Blizzard (in the case of Messrs Riccardo Zacconi and Stephane Kurgan) or with a King subsidiary (in the case of Mr Sebastian Knutsson) at Activision Blizzard’s request. The King Board considers it important that King Shareholders are aware of these arrangements.

Yours faithfully,

Gerhard Florin

Chairman

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Part 2

LETTER FROM ABS PARTNERS

ABS Partners C.V.

(having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 64357767)

General Partner	Registered Office
ABS Partners I, LLC	Cumberland House
9th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

To King Shareholders, and, for information only, King Optionholders and King Share Awardholders

RECOMMENDED ACQUISITION OF KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

Dear King Shareholder,

1.	Background to and reasons for the Acquisition

On 2 November 2015, the King Board and the Activision Blizzard Board announced that they had reached agreement on the terms of a recommended acquisition of King to be made by ABS Partners, a wholly-owned subsidiary of Activision Blizzard, for the entire ordinary issued share capital of King.

Activision Blizzard and ABS Partners believe this Acquisition accelerates long-term growth opportunities across platforms, genres, and audiences and creates value for Activision Blizzard’s shareholders.

2.	Information on Activision and ABS Partners

Activision Blizzard, a member of the S&P 500, is the largest and most profitable western interactive entertainment company. It develops and publishes games based on some of the most beloved entertainment franchises, including Call of Duty®, Destiny, Skylanders®, Guitar Hero®, World of Warcraft®, StarCraft®, Diablo®, and Hearthstone®: Heroes of Warcraft™. The company is one of the FORTUNE “100 Best Companies To Work For®” 2015. Headquartered in Santa Monica, California, it has operations throughout the world, and its games are played in most countries around the world. Activision Blizzard makes games for leading interactive platforms. Activision Blizzard is a corporation organised and existing under the General Corporation Law of the State of Delaware, United States and is listed to trade on NASDAQ under the ticker symbol “ATVI”. More information about Activision Blizzard and its products can be found on the company’s website, www.activisionblizzard.com.

ABS Partners, a wholly-owned subsidiary of Activision Blizzard, is a partnership formed in the Netherlands for the purpose of making the Acquisition. ABS Partners has not traded since its establishment, nor has it entered any obligations, other than in connection with the Acquisition and the financing of the Acquisition.

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Activision Blizzard’s financial adviser is Goldman Sachs. Activision Blizzard has also received financial advice from Bank of America Merrill Lynch. Debevoise & Plimpton LLP, Mason Hayes & Curran and Allen & Overy LLP are providing legal advice as to U.S. law, Irish law and anti-trust law, respectively.

3.	The Consideration

Under the terms of the Acquisition, King Shareholders will be entitled to receive U.S.$18.00 in cash for each Scheme Share they hold (without interest and less any applicable withholding taxes) valuing the entire issued and to be issued ordinary share capital of King at approximately U.S.$5.9 billion.

The terms of the Acquisition represent a premium of approximately:

●	20% to the Closing Price of U.S.$14.96 per King Share on 30 October 2015 (being the last practicable date prior to the publication of the Rule 2.5 Announcement);

●	26% to King’s enterprise value (which excludes net cash) on 30 October 2015;

●	23% to the volume weighted-average price of U.S.$14.63 per King Share for the one month period ended 30 October 2015; and

●	27% to the volume weighted-average price of U.S.$14.17 per King Share for the three month period ended 30 October 2015.

4.	Financing the Acquisition

4.1	The total amount of funds required by Activision Blizzard to purchase, pursuant to the terms of the Acquisition, all of the issued and to be issued share capital of King is approximately U.S.$5.9 billion. The Consideration payable by Activision Blizzard under the terms of the Acquisition will be funded from approximately U.S.$3.6 billion of cash on the balance sheet of the Activision Blizzard Group and by an incremental term loan committed by Bank of America Merrill Lynch and Goldman Sachs Bank USA, as incremental lenders, under Activision Blizzard’s existing credit agreement in the amount of U.S.$2.3 billion. Goldman Sachs, financial adviser to Activision Blizzard and ABS Partners, is satisfied that sufficient resources are available to ABS Partners to satisfy in full the consideration payable to King Shareholders under the terms of the Acquisition.

4.2	In order to fund the Acquisition, Activision Blizzard has entered into the following agreements:

(a)	a First Amendment, dated as of 2 November 2015 (the “First Amendment”), by and among, inter alia, Activision Blizzard, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto (the “Lenders”) and Bank of America, N.A., as administrative agent and collateral agent for the Lenders, which amends the Credit Agreement, dated as of 11 October 2013, by and among, inter alia, Activision Blizzard, as borrower, the guarantors from time to time party thereto, the Lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent for the Lenders, and the several other agents party thereto (as amended, including by the First Amendment and the Second Amendment (as defined below), the “Credit Agreement”); and

(b)	a Second Amendment to the Credit Agreement, dated as of 13 November 2015 (the “Second Amendment”), by and among, inter alia, Activision Blizzard, as borrower, the guarantors from time to time party thereto, the

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Lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent for the Lenders.

4.3	First Amendment to Credit Agreement

The First Amendment made available to Activision Blizzard incremental term loans, subject to the certain funds provisions as therein set out, in an aggregate principal amount of approximately U.S.$2.3 billion in the form of Tranche B-2 Term Loans (the “Tranche B-2 Term Loans”). Proceeds of the Tranche B-2 Term Loans (as such loans have been amended by the Second Amendment) will be used to fund the Acquisition and facilitate financing the payments to be made by Activision Blizzard pursuant to the terms of the Scheme or under any undertaking given in respect of the Scheme and the payment of the fees, costs and expenses associated with the Acquisition.

4.4	Second Amendment to Credit Agreement

(a)	The Second Amendment amended certain terms of the Tranche B-2 Term Loans (the Tranche B-2 Term Loans as amended by the Second Amendment, the “Tranche A Term Loans”). Therefore, an aggregate principal amount of approximately U.S.$2.3 billion remains available to Activision Blizzard in the form of Tranche A Term Loans (instead of Tranche B-2 Term Loans). Proceeds of the Tranche A Term Loans will be used to fund the Acquisition and facilitate financing the payments to be made by Activision Blizzard pursuant to the terms of the Scheme or under any undertaking given in respect of the Scheme and the payment of the fees, costs and expenses associated with the Acquisition.

(b)	The Tranche A Term Loans are scheduled to mature on 11 October 2020 and will bear interest, at Activision Blizzard’s option, at either (a) a base rate equal to the highest of (i) the federal funds rate, plus 1/2 of 1%, (ii) the prime commercial lending rate of Bank of America, N.A. and (iii) London Interbank Offered Rate (“LIBOR”) for an interest period of one month beginning on such day plus 1.00%, or (b) LIBOR, in each case, plus an applicable interest margin. LIBOR will be subject to a floor of 0% and base rate will be subject to an effective floor of 1.00%. The applicable interest margin for Tranche A Term Loans will range from 1.50% to 2.25% for LIBOR borrowings and from 0.50% to 1.25% for base rate borrowings and will be determined by reference to a pricing grid based on Activision Blizzard’s Consolidated Total Net Debt Ratio (as defined in the Credit Agreement).

(c)	The Tranche A Term Loans are subject to quarterly principal payments of 0.625% of the stated principal amount of the Tranche A Term Loans, with increases to 1.250% starting on 30 June 2019 and 3.125% starting on 30 June 2020, with the remaining balance payable on the Tranche A Term Loans’ scheduled maturity date of 11 October 2020. Voluntary prepayments of the Tranche A Term Loans are permitted at any time, in minimum principal amounts, without premium or penalty.

(d)	The availability of the Tranche A Term Loans is subject to various customary representations and warranties, covenants and events of default, subject always to the certain funds provisions as therein set out.

(e)	The Tranche A Term Loans are subject to a financial maintenance covenant requiring Activision Blizzard to maintain a maximum Consolidated Total Net Debt Ratio (as defined in the Credit Agreement) of 4.00 to 1.00 commencing on the last day of the first fiscal quarter after the Tranche A Term Loans are made, which will decrease to 3.50 to 1.00 (I)

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after the sixth full quarter after the Tranche A Term Loans are made or (II) if the Collateral Suspension (as defined below) occurs prior to the date falling 18 months after the Tranche A Term Loans are made, on the later of (x) the last day of the fourth full fiscal quarter after the Tranche A Term Loans are made and (y) the last day of the fiscal quarter in which the Collateral Suspension occurs.

(f)	The Tranche A Term Loans are guaranteed by certain existing and subsequently acquired or organised direct or indirect wholly-owned United States subsidiaries of Activision Blizzard that meet specified criteria (each, a “Subsidiary Guarantor”). The Tranche A Term Loans are secured by a security interest in substantially all the tangible and intangible assets of Activision Blizzard and each Subsidiary Guarantor, subject to customary exceptions; provided that the security for the Tranche A Term Loans will be automatically suspended (the “Collateral Suspension”) if and for so long as (i) Activision Blizzard’s existing term B loans under the Credit Agreement are repaid in full, (ii) Activision Blizzard has no other indebtedness for borrowed money that is secured (with limited exceptions) and (iii) Activision Blizzard has an investment grade rating from either Standard & Poor’s Financial Services, LLC or Moody’s Investors Service, Inc. (or any of their successors). If Activision Blizzard or any of its restricted subsidiaries incurs indebtedness for borrowed money that is secured (subject to limited exceptions) following the Collateral Suspension, the Tranche A Term Loan security will be reinstated. The other terms of the Tranche A Term Loans are generally the same as the terms of Activision Blizzard’s existing term loans.

4.5	Other than as described in this paragraph 4, Activision Blizzard and ABS Partners do not intend that the payment of interest on, repayment of or security for, any liability (contingent or otherwise) will depend to any significant extent on the business of King.

5.	Directors, Management, Employees and King’s Business

Activision Blizzard plans to utilise the titles and experienced management team of King to accelerate its strategic growth plan and create one of the largest global entertainment networks with over half a billion combined monthly active users in most countries around the world across casual and core gamers, female and male players, and developed and emerging markets throughout the world, becoming a new global leader in mobile gaming and exploiting a portfolio of ten of the world’s most iconic interactive entertainment franchises with leading titles including two of the top five highest-grossing mobile games in the U.S. (Candy Crush Saga®, Candy Crush Soda Saga™), the world’s most successful console game franchise (Call of Duty®), and the world’s most successful personal computing franchise (World of Warcraft®), among others. In doing so, Activision Blizzard intends to utilise its leading franchises to grow and cross-promote content to a diverse audience and provide players with more opportunities to engage with its content and to enhance its company’s capabilities across subscription, upfront purchase, free-to-play and micro-transaction business models will accelerate diversification of Activision Blizzard’s revenue streams.

Activision Blizzard attaches great importance to the skills and experience of the management and employees of King. In implementing its strategic plans for King, Activision Blizzard does not currently intend to redeploy any fixed assets of King or its subsidiaries, or to make any material changes to King’s staffing levels or any material change in the conditions of employment of King employees, nor does it have any current plans to change the locations of King’s places of business.

Activision Blizzard or a King subsidiary has entered into service contracts with certain members of King’s senior management team, conditional on the Scheme becoming Effective. As required by, and solely for the purposes of, Rule 16.2 of the Irish Takeover Rules, J.P.

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Morgan has confirmed to the Panel that it has reviewed these management incentivisation arrangements together with other information deemed relevant and considers them in its opinion to be fair and reasonable so far as the King Shareholders are concerned. In providing its advice, J.P. Morgan has taken into account the commercial assessments of the King Directors.

Activision Blizzard confirms that, where employees of the King Group have existing employment rights, including pension rights, under applicable laws, those rights will be safeguarded following the Scheme becoming Effective.

Pursuant to the Transaction Agreement, Activision Blizzard has agreed that for a period of two years following the Effective Date, Activision Blizzard shall provide, or shall cause to be provided: (a)(i) to each King employee base compensation that is equal to or greater than the base compensation provided to such King employee prior to the Effective Time; and (ii) cash bonus opportunities, the aggregate annual amount of which are substantially comparable in target amount to those provided to such King employee immediately prior to the Effective Time; (b) on an aggregate (and not individual) basis across the King Group, pensions, retirement and benefits (excluding severance benefits) that are substantially comparable in the aggregate to those provided to the King employees immediately prior to the Effective Time, subject to an aggregate increase in annual cost not to exceed 10% to such King employees’ employers; and (c) severance benefits to each King employee in accordance with, or no less favourable than, King’s past practice or policy, giving full credit for each King employee’s full years of service with the King Group and its predecessors prior to the Effective Time and full years of service with Activision Blizzard and its affiliates following the Effective Time. The Transaction Agreement further provides that each King employee (other than any King employees identified by King as transitional for this purpose) shall from the Effective Date become a participant in the King profit sharing plan which is anticipated to be established for 2016 and the profit sharing pool under the King profit sharing plan shall be calculated for the calendar year 2016 as if the plan had commenced on 1 January 2016.

The current King Directors will resign from King on or after the Effective Date. Pursuant to the Transaction Agreement, Activision Blizzard has agreed to certain indemnification rights and to maintain certain policies of directors’ and officers’ liability insurance and fiduciary liability insurance in favour of each of the current directors and officers of King.

6.	Management Retention Agreements

6.1	New Service Contracts

The following is a summary of the key terms of the service contracts entered into with King’s senior management:

(a)	Mr Riccardo Zacconi will be retained by Activision Blizzard as Chief Executive Officer of King following the Acquisition. In his role as Chief Executive Officer of King he will be based in London, United Kingdom and will report to the Chief Operating Officer of Activision Blizzard. The general terms of Mr Zacconi’s service contract with Activision Blizzard recognise that he shall have been in continuous employment by King since 14 July 2004, he shall be entitled to an annual base salary of £400,000 (reviewed annually), he shall have a right to an allocation of between 3.5% and 6% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Following the expiry of the initial three year term, Mr Zacconi’s service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Zacconi. Activision Blizzard has agreed that Mr Zacconi’s existing rights to equity shall be maintained as set out in paragraph 6.2 of this Part 2.

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(b)	Mr Stephane Kurgan will be retained by Activision Blizzard as Chief Operating Officer of King following the Acquisition. In his role as Chief Operating Officer of King he will be based in London, United Kingdom and will report to the Chief Executive Officer of King. The general terms of Mr Kurgan’s service contract with Activision Blizzard recognise that he shall have been in continuous employment by King since 6 April 2011, he shall be entitled to an annual base salary of £300,000 (reviewed annually), he shall have a right to an allocation of between 3.5% and 6% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Following the expiry of the initial two year term, Mr Kurgan’s service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Kurgan. Activision Blizzard has agreed that Mr Kurgan’s existing rights to equity shall be maintained as set out in paragraph 6.2 of this Part 2.

(c)	Mr Sebastian Knutsson will be retained by Activision Blizzard (acting through a subsidiary of King) as Chief Creative Officer of King following the Acquisition. In his role as Chief Creative Officer of King he will be based in Stockholm, Sweden and will report to the Chief Executive Officer of King. Mr Knutsson’s service contract will be with Midasplayer AB which following the Acquisition will be a wholly owned Swedish subsidiary of Activision Blizzard. The general terms of Mr Knutsson’s service contract will recognise that he shall have been in continuous employment by King since 1 January 2004, he shall be entitled to an annual base salary of SEK2,475,375 (reviewed annually), he shall have a right to an allocation of between 3.5% and 6% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Following the expiry of the initial two year term, Mr Knutsson’s service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Knutsson. Activision Blizzard has agreed that Mr Knutsson’s existing rights to equity shall be maintained as set out in paragraph 6.2 of this Part 2.

(d)	Mr Thomas Hartwig will be retained by Activision Blizzard (acting through a subsidiary of King) as Chief Technology Officer of King following the Acquisition. In his role as Chief Technology Officer of King he will be based in Stockholm, Sweden and will report to the Chief Operating Officer of King. Mr Hartwig’s service contract will be with Midasplayer AB which following the Acquisition will be a wholly owned Swedish subsidiary of Activision Blizzard. The general terms of Mr Hartwig’s service contract will recognise that he shall have been in continuous employment by King since 1 February 2004, he shall be entitled to an annual base salary of SEK2,000,000 (reviewed annually), he shall have a right to an allocation of between 0.5% and 2% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Mr Hartwig shall be entitled to participate in Activision Blizzard equity awards with a total target grant value of between U.S.$1,500,000 and U.S.$1,725,000 together with share options and performance stock units to be determined by reference to future performance of the business following completion of the Acquisition. Following the expiry of the initial two year term, Mr Hartwig’s service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Hartwig.

(e)	Mr Alex Dale will be retained by Activision Blizzard as Chief Marketing Officer of King following the Acquisition. In his role as Chief Marketing Officer of King he will be based in London, United Kingdom and will report

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to the Chief Operating Officer of King. The general terms of Mr Dales’ service contract will recognise that he shall have been in continuous employment by King since 25 September 2011, he shall be entitled to an annual base salary of £210,000 (reviewed annually), he shall have a right to an allocation of between 0.3% and 1% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Mr Dale shall be entitled to participate in Activision Blizzard equity awards with a total target grant value of between U.S.$1,500,000 and U.S.$1,725,000 together with share options and performance stock units to be determined by reference to future performance of the business following completion of the Acquisition. Following the expiry of the initial two year term, Mr Dales’ service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Dale.

(f)	Mr Nir Efrat will be retained by Activision Blizzard as SVP, Head of Farm Heroes Saga and Pet Rescue Saga Franchises of King following the Acquisition. In his role as SVP, Head of Farm Heroes Saga and Pet Rescue Saga Franchises of King he will be based in London, United Kingdom and will report to the Chief Operating Officer of King. The general terms of Mr Efrat’s service contract will recognise that he shall have been in continuous employment by King since 18 August 2014, he shall be entitled to an annual base salary of £210,000 (reviewed annually), he shall have a right to an allocation of between 0.3% and 1% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Mr Efrat shall be entitled to participate in Activision Blizzard equity awards with a total target grant value of between U.S.$1,500,000 and U.S.$1,725,000 together with share options and performance stock units to be determined by reference to future performance of the business following completion of the Acquisition. Following the expiry of the initial two year term, Mr Efrat’s service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Efrat.

(g)	Mr Tjodolf Sommestad will be retained by Activision Blizzard (acting through a subsidiary of King) as SVP, Candy Crush Franchise of King following the Acquisition. In his role as SVP, Candy Crush Franchise of King he will be based in Stockholm, Sweden and will report to the Chief Operating Officer of King. Mr Sommestad’s service contract will be with Midasplayer AB which following the Acquisition will be a wholly owned Swedish subsidiary of Activision Blizzard. The general terms of Mr Sommestad’s service contract will recognise that he shall have been in continuous employment by King since 1 September 2011, he shall be entitled to an annual base salary of SEK1,800,000 (reviewed annually), he shall have a right to an allocation of between 0.3% and 1% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Mr Sommestad shall be entitled to participate in Activision Blizzard equity awards with a total target grant value of between U.S.$1,500,000 and U.S.$1,725,000 together with share options and performance stock units to be determined by reference to future performance of the business following completion of the Acquisition. Following the expiry of the initial two year term, Mr Sommestad’s service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Sommestad.

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(h)	Mr Marcus Jacobs will be retained by Activision Blizzard (acting through a subsidiary of King) as SVP, Candy and Business Performance of King following the Acquisition. In his role as SVP, Candy and Business Performance of King he will be based in Stockholm, Sweden and will report to the Chief Operating Officer of King. Mr Jacobs’ service contract will be with Midasplayer AB which following the Acquisition will be a wholly owned Swedish subsidiary of Activision Blizzard. The general terms of Mr Jacobs’ service contract will recognise that he shall have been in continuous employment by King since 27 July 2012, he shall be entitled to an annual base salary of SEK2,000,000 (reviewed annually), he shall have a right to an allocation of between 0.3% and 1% from the King profit sharing pool and he shall be entitled to thirty days annual leave together with pension contributions and other benefits commensurate to his existing arrangements with King. Mr Jacobs shall be entitled to participate in Activision Blizzard equity awards with a total target grant value of between U.S.$1,500,000 and U.S.$1,725,000 together with share options and performance stock units to be determined by reference to future performance of the business following completion of the Acquisition. Following the expiry of the initial two year term, Mr Jacobs’ service contract can be terminated on twelve months’ notice by either Activision Blizzard or Mr Jacobs.

6.2	Equity Arrangements of Messrs Zacconi, Kurgan and Knutsson

(a)	As at the Latest Practicable Date, the following options or rights over King Shares have been granted to Messrs Zacconi, Kurgan and Knutsson (including persons connected with them within the meaning of the Act) under the King Share Plans and remain outstanding:

Director	No. of Options	Exercise Price (U.S.$)	Commencement Date for Vesting of Options	Expiry Date
Riccardo Zacconi	1,500,000	7.46	1 January 2016	12 November 2023
	1,500,000	7.46	n/a (performance based)	12 November 2023
	426,000	15.90	16 February 2016	15 February 2025
	142,000	0.00008	16 February 2016	16 February 2019
	45,000	0.00008	16 February 2016	16 February 2019
Stephane Kurgan	7,422,180	31.37	1 April 2014	1 October 2023
	1,000,000	7.46	7 March 2015	31 January 2024
	1,000,000	7.46	26 March 2014 (performance based)	31 January 2024
	285,000	15.90	16 February 2016	15 February 2026
	95,000	0.00008	16 February 2016	15 February 2026
	30,000	0.00008	16 February 2016	16 February 2019
Sebastian Knutsson	1,332,500	7.46	1 October 2014	12 November 2023
	1,000,000	7.46	n/a (performance based)	12 November 2023
	285,000	15.90	16 February 2016	15 February 2025
	95,000	0.00008	16 February 2016	16 February 2019
	30,000	0.00008	16 February 2016	16 February 2019

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(b)	King Share Awards and King Options held by Messrs Zacconi, Kurgan and Knutsson will be treated in a similar manner to all other King Share Awards and King Options, as set out in paragraph 7 of Part 3 (Information Required under Section 452 of the Act), save to the extent set out in this paragraph 6.2.

(c)	As at the Latest Practicable Date, Messrs Riccardo Zacconi and Stephane Kurgan held unvested King Linked Options over 1,500,000 and 833,334 King Shares, respectively, and hold 880,913 and 587,275 King Linked Shares, respectively, in relation to those King Linked Options. The unvested King Linked Options will accelerate and become exercisable in full and Messrs Riccardo Zacconi and Stephane Kurgan will be invited to complete a Linked Share Release in respect of such King Linked Options. Any King Linked Shares not released will be acquired by King before the Cancellation Record Time, without payment to the holder of the King Shares, in accordance with the King Articles and the agreements evidencing the King Linked Shares, and will be cancelled immediately.

(d)	The King Option granted to Mr Kurgan on 31 January 2014 over 7,422,180 King Shares with an exercise price of U.S.$31.37 per King Share will, subject to the agreement of Mr Kurgan pursuant to the Rule 15 Linked Option Proposal in respect of this option, be assumed by Activision Blizzard and converted into an option of equivalent value at the Effective Time over Activision Blizzard Shares, but on the basis that (i) vesting of one-third of the total number of option shares will be subject to King's financial performance in each of its three financial years ending 31 December 2016, 2017 and 2018 and (ii) the option, to the extent vested, may be exercised after 31 March 2019 in instalments of up to 12.5% in each six-month period measured from 31 December 2018, and otherwise subject to the same terms and conditions as the King Option. The 608,892 King Linked Shares held by Mr Kurgan in connection with this King Option will be acquired by King before the Cancellation Record Time, without payment to Mr Kurgan, and cancelled immediately.

(e)	Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson each hold a King Option granted on 31 January 2014 that would vest and become exercisable with respect to 1,500,000, 1,000,000 and 1,000,000, respectively, of the King Shares subject thereto only if the market value of King Ordinary Shares reached specified target values over specified periods. Each such option will, subject to the agreement of the King Optionholder, be assumed by Activision Blizzard and converted into an option of equivalent value at the Effective Time over Activision Blizzard Shares but subject to new vesting conditions based on King’s financial performance, as set out in the King Optionholder’s service contract with Activision Blizzard, and otherwise subject to the same terms and conditions as the King Option.

(f)	Messrs Zacconi, Kurgan and Knutsson have entered into service contracts with Activision Blizzard (directly or in the case of Mr Knutsson, through a subsidiary of King) which take effect on the Effective Date. Further details of such contracts are included in paragraphs 5 and 6 of this Part 2. Pursuant to such service contracts, the vesting conditions for certain options held by each such executive will be amended, as described in paragraph 8.1 of Part 3 (Information Required under Section 452 of the

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Act) of this document. Also, pursuant to such service contracts, if the employment of the relevant executive with Activision Blizzard ceases in certain circumstances, all King Options and King Share Awards assumed by Activision Blizzard in connection with the Scheme, as described in paragraph 7 and in paragraph 8.1 of Part 3 (Information Required under Section 452 of the Act), to the extent not vested, will vest on an accelerated basis, calculated on the basis that all and any targets, performance criteria and objectives have been met but not exceeded. Those circumstances are; (i) the death or incapacity of the executive, (ii) termination of the executive’s employment by Activision Blizzard other than for cause, (iii) termination by the executive for good reason (being a material change in location, material reduction in compensation, material diminution of his role, or material breach by Activision Blizzard of the service contract (“Good Reason”), or (iv) a cessation of the executive’s employment that occurs within the period commencing three months prior to the exchange of contracts for a transaction that constitutes a change in control of King and ending 18 months after completion of that transaction by reason of a termination by Activision Blizzard other than for cause, or a termination by the executive for Good Reason or by reason of the executive not being provided by the acquiring entity with options, compensation or equity of at least the same value as the value of options, compensation or equity held by the executive that are no longer capable of vesting or being exercised after such transaction. Further details of such service contracts are included in paragraphs 5 and paragraph 6.1 of this Part 2.

6.3	Confirmations

(a)	As required by, and solely for the purposes of, Rule 16.2 of the Irish Takeover Rules, J.P. Morgan has confirmed to the Panel that it has reviewed the management retention arrangements referred to in this paragraph 6 of Part 2 (Letter from ABS Partners) of this document, together with other information deemed relevant and considers them, in its opinion, to be fair and reasonable so far as the King Shareholders are concerned. In providing its advice, J.P. Morgan has taken into account the commercial assessments of the King Directors.

(b)	J.P. Morgan’s confirmation to the Panel addressed only the matters required to be addressed by Rule 16.2 of the Irish Takeover Rules and addressed no other matter. J.P. Morgan’s confirmation to the Panel did not address, among other things, the relative merits of the Acquisition as compared to any other transaction or business strategy, the merits of the decision by King to engage in the Acquisition or the fairness to King Shareholders of the consideration payable by Activision Blizzard to King Shareholders pursuant to the terms of the Acquisition.

(c)	The Panel was informed that should the management retention arrangements be required under the Rules to be approved at a general meeting of King Shareholders, Bellaria Holding S.à r.l. would support such arrangements. Bellaria Holding S.à r.l. would control approximately 55% of the total voting rights held by the independent King Shareholders.

7.	Undertakings to Vote in Favour of the Acquisition and the Scheme

Activision Blizzard and ABS Partners have received Irrevocable Undertakings from Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson, being members of the King Board, that they will vote in favour of the Resolutions in their capacity as King Shareholders (or, in the event that the Acquisition is implemented by way of an Offer on terms and conditions at least as favourable, in aggregate, as the Scheme, to accept the Offer or procure acceptance of the Offer) in respect of their entire beneficial holdings of King Shares amounting to, in

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aggregate, 49,408,045 King Shares, representing approximately 16% of the issued share capital of King at the Voting Record Time.

In addition, Activision Blizzard and ABS Partners have received Irrevocable Undertakings from certain other King Shareholders, namely Bellaria Holding S.à r.l. and Mr Thomas Hartwig, King’s Chief Technology Officer, that they will vote in favour of the Resolutions (or, in the event that the Acquisition is implemented by way of an Offer on terms and conditions at least as favourable, in aggregate, as the Scheme, to accept the Offer or procure acceptance of the Offer) in respect of their entire beneficial holdings of King Shares amounting to, in aggregate, 147,107,666 King Shares, representing approximately 47% of the issued share capital of King at the Voting Record Time.

In addition, Activision Blizzard and ABS Partners have received Linked Share Irrevocable Undertakings from Messrs Robert Miller, Marcus Jacobs, Tjodolf Sommestad and Nicholas Matthew Pointon and Mmes Frances Williams and Jill Kyne, being holders of King Linked Shares, that in their capacity as holders of King Linked Shares they will vote in favour of the resolutions to be considered at the King Linked Share Class Scheme Meeting in respect of their entire beneficial holdings of King Linked Shares (as applicable) amounting to, in aggregate, 190,790 King Linked Shares which, together with the commitments from Messrs Riccardo Zacconi and Stephane Kurgan referred to above (which amount to 2,077,080 King Linked Shares in aggregate) represents approximately 92% of the issued King Linked Shares at the Voting Record Time.

In addition, Activision Blizzard and ABS Partners have received Restricted Share Irrevocable Undertakings from Messrs Allan Mertner, Danny Moy, Marcus Jacobs, Patrik Stymne, Adam Schaub, Henrik Sebring, Henrik Davidsson, Arvid Klingstrom, Manel Sort Gonzalez, Robert Cohn (a member of the King Board) and Mmes. Levina Persson and Simone Goodman being holders of King Restricted Shares, that in their capacity as holders of King Restricted Shares they will vote in favour of the resolutions to be considered at the King Restricted Share Class Scheme Meeting in respect of their entire beneficial holdings of King Restricted Shares (as applicable) amounting to, in aggregate, 473,021 King Restricted Shares which, together with the commitment from Mr Thomas Hartwig referred to above (which amounts to 15,625 King Restricted Shares), being in aggregate 488,646 King Restricted Shares which represent approximately 76% of the issued King Restricted Shares at the Voting Record Time.

The Irrevocable Undertakings will lapse and cease to be binding if: (i) the Transaction Agreement is terminated in accordance with its terms; (ii) the offer by way of Scheme of Arrangement announced in the Rule 2.5 Announcement lapses or is withdrawn (other than in circumstances where there is a switch from a Scheme of Arrangement to an Offer) with, to the extent required, the approval of the Panel or the High Court; or (iii) if the Scheme of Arrangement (or following any switch to an Offer, such Offer) does not become effective or complete by the End Date.

The Restricted Share Irrevocable Undertakings and the Linked Share Irrevocable Undertakings will lapse and cease to be binding if the Transaction Agreement is terminated in accordance with its terms.

8.	Payment of Scheme Consideration

Upon completion of the Scheme, settlement of the Consideration will be effected within 14 days of the Effective Date. Full details of arrangements in connection with the payment of the Consideration are set out at paragraphs 3 and 4 of Part 4 (The Scheme of Arrangement) of this document.

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Yours faithfully

Chris Walther

Manager, ABS Partners C.V.,

represented by its general partner ABS Partners I, LLC

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Part 3

INFORMATION REQUIRED UNDER SECTION 452 OF THE ACT

RECOMMENDED ACQUISITION FOR CASH OF KING DIGITAL ENTERTAINMENT PLC

1.	Introduction

On 2 November 2015 the King Board and the Activision Blizzard Board announced that they had reached agreement on the terms of a recommended acquisition for cash of the entire issued and to be issued ordinary share capital of King by ABS Partners by way of a scheme of arrangement under Chapter 1 of Part 9 of the Act.

Your attention is drawn to the letter of recommendation from the King Board in Part 1 (Letter of Recommendation from the King Board) of this document, which sets forth the reasons why the King Directors, who have been advised by J.P. Morgan as to the financial terms of the Acquisition, consider the terms of the Acquisition to be fair to King Shareholders taken as a whole and why the King Board unanimously recommends that all King Shareholders vote in favour of the Acquisition and the Scheme at the Scheme Meetings (to the extent that they hold a share in the applicable class) and at the EGM, as the King Directors intend to do in respect of their own beneficial holdings of King Shares, which represent, approximately 18% of the existing issued ordinary share capital of King at the Voting Record Time. In providing its advice to the King Directors, J.P. Morgan has taken into account the commercial assessments of the King Directors.

2.	The Acquisition

The Acquisition is to be effected by way of the Scheme of Arrangement between King and the Scheme Shareholders under Part 1 of Chapter 9 of the Act. The Scheme is set out in full in Part 4 (The Scheme of Arrangement) of this document. Under the terms of the Scheme, ABS Partners will pay the Consideration to Scheme Shareholders in consideration for the cancellation of their Cancellation Shares and/or the transfer to ABS Partners of their Transfer Shares.

If the Scheme is implemented, at the Effective Time all Cancellation Shares will be cancelled pursuant to Section 84 of the Act and all Transfer Shares will be transferred to ABS Partners in accordance with the Scheme. King will then issue New King Shares to ABS Partners in place of the Cancellation Shares and ABS Partners will pay the Consideration to Scheme Shareholders in consideration for the Acquisition. As a result of the Scheme, King will become a wholly-owned subsidiary of ABS Partners and an indirect subsidiary of Activision Blizzard.

The Scheme will require approval by King Shareholders at the Scheme Meetings, approval by King Shareholders at the EGM and the sanction of the High Court at the Court Hearing. The Scheme Meetings and the EGM and the nature of the approvals required to be given at the Meetings are described in more detail in paragraph 4 of this Part 3 (Information Required under Section 452 of the Act). All King Shareholders of record are entitled to be represented by counsel or a solicitor (at their own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme.

The Acquisition is subject to a number of Conditions (summarised in paragraph 3 of this Part 3 (Information Required under Section 452 of the Act)) and set out in full in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document. The Acquisition can only become effective if the Conditions of the Acquisition have been satisfied or waived (if capable of waiver) on or before the Effective Date in accordance with their respective terms. The Scheme will become effective upon the delivery to the Registrar of Companies of a copy of the Court Order together with the minute required by Section 86 of the Act and registration of such Court Order and minute by the Registrar of Companies, which, subject to the sanction of the Scheme by the High Court, is expected to occur by Spring 2016.

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3.	The Conditions

The Acquisition is conditional on, amongst other things, the Scheme becoming effective. The Conditions to the Acquisition and the Scheme are set out in full in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document. The implementation of the Scheme and the Acquisition is conditional upon:

(a)	the Scheme becoming effective by not later than the End Date;

(b)	the approval:

(i)	at the King Ordinary Share Class Scheme Meeting (or any adjournment of the King Ordinary Share Class Scheme Meeting) of a majority in number of the King Ordinary Shareholders at the Voting Record Time, present and voting either in person or by proxy, representing three-fourths (75%) or more in value of the King Ordinary Shares held by such holders;

(ii)	at the King Linked Share Class Scheme Meeting (or any adjournment of the King Linked Share Class Scheme Meeting) of a majority in number of the King Linked Shareholders at the Voting Record Time, present and voting either in person or by proxy, representing three-fourths (75%) or more in value of the King Linked Shares held by such holders; and

(iii)	at the King Restricted Share Class Scheme Meeting (or any adjournment of the King Restricted Share Class Scheme Meeting) of a majority in number of the King Restricted Shareholders at the Voting Record Time, present and voting either in person or by proxy, representing three-fourths (75%) or more in value of the King Restricted Shares held by such holders;

(c)	the EGM Resolutions being duly passed by the requisite majority of King Shareholders (other than King Linked Shareholders) at the Voting Record Time at the EGM (or at any adjournment of such meeting) held no later than the End Date;

(d)	the sanction by the High Court (with or without modification (but subject to such modification being acceptable to each of King and Activision Blizzard)) of the Scheme pursuant to Sections 449 to 455 of the Act and the confirmation of the related Capital Reduction involved therein by the High Court on or before the End Date;

(e)	copies of the Court Order and the minute required by Section 86 of the Act in respect of the Capital Reduction being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the Capital Reduction involved in the Scheme by the Registrar of Companies; and

(f)	the Conditions, which are not otherwise identified above and which are set out in full in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document, being satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Chapter 1 of Part 9 of the Act.

4.	Consents and Meetings

The Scheme is subject to approval by King Ordinary Shareholders at the King Ordinary Share Class Scheme Meeting, by the King Linked Shareholders at the King Linked Share Class Scheme Meeting and by the King Restricted Shareholders at the King Restricted Share Class Scheme Meeting, as more fully described in paragraphs 4.1 to 4.3 of this Part 3 (Information Required under Section 452 of the Act) and its implementation will also require various approvals of King Shareholders (where eligible) at the separate EGM, as more fully described in paragraph 4.4 of this Part 3 (Information Required under Section 452 of the Act), all of which will be held on 12 January 2016. The King Ordinary Share Class Scheme Meeting will start at

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11.00 a.m. (Irish time), the King Linked Share Class Scheme Meeting will start at 11.05 a.m. (Irish time) (or, if later, as soon thereafter as the King Ordinary Share Class Scheme Meeting is concluded or adjourned), the King Restricted Share Class Scheme Meeting will start at 11.10 a.m. (Irish time) (or, if later, as soon as thereafter as the King Linked Share Class Scheme Meeting is concluded or adjourned) and EGM will start at 11.15 a.m. (Irish time) (or, if later, as soon thereafter as the Scheme Meetings are concluded or adjourned). The Scheme Meetings are being held at the direction of the High Court to seek the approval of the Scheme by King Shareholders. The EGM is being convened to enable the King Board to implement the Scheme and to amend the King Articles, as described below.

Notices of the Scheme Meetings and the EGM are set out in the following parts of this document:

●	Part 10 (Notice of the King Ordinary Share Class Scheme Meeting);

●	Part 11 (Notice of the King Linked Share Class Scheme Meeting);

●	Part 12 (Notice of the King Restricted Share Class Scheme Meeting); and

●	Part 13 (Notice of Extraordinary General Meeting of King Digital Entertainment Public Limited Company).

The entitlement of King Shareholders to attend and vote at each Meeting (where eligible) and the number of votes which may be cast at each Meeting will be determined by reference to the Register of Members of King at the Voting Record Time.

4.1	King Ordinary Share Class Scheme Meeting

The King Ordinary Share Class Scheme Meeting has been convened for 11.00 a.m. (Irish time) on 12 January 2016 to enable King Ordinary Shareholders at the Voting Record Time to consider and vote on a resolution proposing that the Scheme (with or without modification) be agreed to. At the King Ordinary Share Class Scheme Meeting, voting will be by poll and not a show of hands and each King Ordinary Shareholder who is present in person or by proxy will be entitled to one vote for each King Ordinary Shareholder held for the purposes of sub-paragraph (b) below. The approval required at the King Ordinary Share Class Scheme Meeting is that those voting to approve the Scheme must:

(a)	represent a simple majority (more than 50%) in number of those King Ordinary Shareholders at the Voting Record Time present and voting in person or by proxy at the King Ordinary Share Class Scheme Meeting; and

(b)	also represent three-fourths (75%) in value of the King Ordinary Shares held by those King Ordinary Shareholders at the Voting Record Time present and voting in person or by proxy.

It is important that as many votes as possible are cast at the King Ordinary Share Class Scheme Meeting so that the appropriate resolution can be passed and that the High Court may be satisfied that there is a fair representation of King Ordinary Shareholder opinion when it is considering whether to sanction the Scheme. King urges King Ordinary Shareholders who hold shares through DTC to follow the instructions received from their brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, to ensure the representation and voting of their King Ordinary Shares at the King Ordinary Share Class Scheme Meeting. The King Board strongly urges King Ordinary Shareholders of record to complete, sign, date, and return the proxy card marked “Meeting 1 – King Ordinary Share Class Scheme Meeting” or to vote via the Internet at www.proxyvote.com or by telephone at (U.S.) 1-800-690-6903 by the Proxy Return Time to ensure the representation and voting of their King Ordinary Shares at the King Ordinary Share Class Scheme Meeting.

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4.2	King Linked Share Class Scheme Meeting

The King Linked Share Class Scheme Meeting has been convened for the same date at 11.05 a.m. (Irish time) (or, if later, as soon thereafter as the King Ordinary Share Class Scheme Meeting is concluded or adjourned) to enable King Linked Shareholders to consider and vote on a resolution proposing that the Scheme (with or without modification) be agreed to. At the King Linked Share Class Scheme Meeting, voting will be by poll and not a show of hands and each King Linked Shareholder who is present in person or by proxy will be entitled to one vote for each King Linked Share for the purposes of sub-paragraph (b) below. The approval required at the King Linked Share Class Scheme Meeting is that those voting to approve the Scheme must:

(a)	represent a simple majority (more than 50%) in number of those King Linked Shareholders at the Voting Record Time present and voting in person or by proxy at the King Linked Share Class Scheme Meeting; and

(b)	also represent three-fourths (75%) in value of the King Linked Shares held by those King Linked Shareholders at the Voting Record Time present and voting in person or by proxy.

It is important that as many votes as possible are cast at the King Linked Share Class Scheme Meeting so that the appropriate resolution can be passed and that the High Court may be satisfied that there is a fair representation of King Linked Shareholder opinion when it is considering whether to sanction the Scheme. The King Board strongly urges King Linked Shareholders to complete, sign, date, and return the proxy card marked “Meeting 2 – King Linked Share Class Scheme Meeting” or to vote via the internet at www.proxyvote.com or by telephone at (U.S.) 1-800-690-6903 by the Proxy Return Time to ensure the representation and voting of their King Linked Shares at the King Linked Share Class Scheme Meeting.

4.3	King Restricted Share Class Scheme Meeting

The King Restricted Share Class Scheme Meeting has been convened for the same date at 11.10 a.m. (or, if later, as soon thereafter as the King Linked Share Class Scheme Meeting is concluded or adjourned) to enable King Restricted Shareholders to consider and vote on a resolution proposing that the Scheme (with or without modification) be agreed to. At the King Restricted Share Class Scheme Meeting, voting will be by poll and not a show of hands and each King Restricted Shareholder who is present in person or by proxy will be entitled to one vote for each King Restricted Share for the purposes of sub-paragraph (b) below. The approval required at the King Restricted Share Class Scheme Meeting is that those voting to approve the Scheme must:

(a)	represent a simple majority (more than 50%) in number of those King Restricted Shareholders at the Voting Record Time present and voting in person or by proxy of the King Restricted Share Class Scheme Meeting; and

(b)	also represent three-fourths (75%) in value of the King Restricted Shares held by those King Restricted Shareholders at the Voting Record Time present and voting in person or proxy.

It is important that as many votes as possible are cast at the King Restricted Share Class Scheme Meeting so that the appropriate resolution can be passed and that the High Court may be satisfied that there is a fair representation of King Restricted Shareholder opinion when it is considering whether to sanction the Scheme. The King Board strongly urges King Restricted Shareholders to complete, sign, date, and return the proxy card marked “Meeting 3 – King Restricted Share Class Scheme Meeting” or to vote via the internet at www.proxyvote.com or by telephone at (U.S.) 1-800-690-6903 by the Proxy Return Time to ensure the representation and voting of their King Restricted Shares at the King Restricted Share Class Scheme Meeting.

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4.4	Extraordinary General Meeting

In addition, the EGM has been convened for 11.15 a.m. (Irish time) on 12 January 2016 (or, if later, as soon thereafter as the Scheme Meetings are concluded or adjourned). A quorum must be present in order to conduct any business at the EGM. The King Articles provide that the presence at the EGM of two or more King Shareholders present in person or by proxy (whether or not such King Shareholder actually exercises his voting rights in whole, in part or at all at the relevant general meeting) and holding shares representing at least 50% of the issued shares carrying the right to vote at such meeting constitutes a quorum for the transaction of business. At the EGM, the King Shareholders (other than the King Linked Shareholders) will consider and, if thought fit, pass the following resolutions (which in the case of special resolutions require a vote in favour of not less than three-fourths (75%) of the votes cast and in the case of ordinary resolutions require a majority (more than 50%) of the votes cast):

Resolution 1—Ordinary Resolution

To approve the Scheme and to authorise the directors of King to take such action as they consider necessary or appropriate to carry the Scheme into effect.

Resolution 2—Special Resolution

To approve the cancellation of the Cancellation Shares pursuant to Section 84 of the Act.

Resolution 3—Ordinary Resolution

To authorise the directors of King to issue relevant securities pursuant to Section 1021 of the Act and to apply the reserve in the books arising upon the cancellation described above in paying up in full at par New King Shares.

Resolution 4—Special Resolution

To amend the King Articles to ensure that any King Shares issued under the King Share Plans, or otherwise between the Voting Record Time and the Scheme Record Time will be subject to the Scheme. It is also proposed to amend the King Articles so that any King Shares issued to any person (other than ABS Partners) after the Scheme Record Time will become transferable to ABS Partners on the same terms as under the Scheme and without the need for any further action being required (the person will receive U.S.$18.00 in cash (without interest and less any applicable withholding taxes) for each King Share issued to them and acquired by ABS Partners).

These amendments are designed to avoid any person (other than ABS Partners) being left with King Shares after dealings in King Shares have ceased on NYSE (which is currently expected to occur at the close of business (ET/New York time) on the Business Day before the Effective Time). Resolution 4, set out in the notice of EGM in Part 13 (Notice of Extraordinary General Meeting of King Digital Entertainment Public Limited Company) of this document, seeks the approval of King Shareholders for such amendments.

4.5	Court Hearing

Subject to the approval of the Resolutions and the prior satisfaction of the Conditions, the Court Hearing is expected to take place during March 2016. Each King Shareholder is entitled to be represented by counsel or a solicitor (at their own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme.

4.6	Forms of Proxy and Voting by King Shareholders

King Shareholders of record have been sent proxy card(s) marked with the relevant number of the meeting for the Scheme Meetings (only to the extent that they are holders of a King Share in the applicable class) and the EGM. King Shareholders of record are strongly urged

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to complete and return their relevant proxy card(s) (in respect of the King Ordinary Share Class Scheme Meeting the proxy card marked Meeting 1 – King Ordinary Share Class Scheme Meeting, in respect of the King Linked Share Class Scheme Meeting the proxy card marked Meeting 2 – King Linked Share Class Scheme Meeting, in respect of the King Restricted Share Class Scheme Meeting the proxy card marked Meeting 3 – King Restricted Share Class Scheme Meeting and in respect of the EGM the proxy card marked Meeting 4 – King Extraordinary General Meeting) as soon as possible and in any event, no later than the Proxy Return Time.

King Shareholders who hold their shares through DTC are strongly urged to follow the instructions received from their brokerage firm, bank, dealer, or other similar organisation, including the Computershare UK King employee platform, in respect of the King Ordinary Share Class Scheme Meeting and the EGM.

4.7	Abstentions and Broker Non-Votes

If King Shareholders who hold through DTC, or brokers holding King Shares on behalf of their clients, cause abstentions to be recorded, these King Shares will be considered present for purposes of determining whether or not a quorum is present at the Meetings. However, abstentions will have no effect on the approval of any of the proposals.

Members of the NYSE (such as a brokerage firm, bank, dealer, or other similar organisation) are permitted to vote their clients’ proxies at their own discretion as to certain “routine” proposals. Where a proposal is not “routine,” such as the resolutions to be proposed at the Scheme Meetings and the EGM, a broker who has received no instructions from its clients generally does not have discretion to vote its clients’ uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as “broker non-votes”. The proposals contained in this document are not “routine” proposals. Broker non-votes would be considered present for purposes of determining whether or not a quorum is present at the Meetings but because they are not voted affirmatively or negatively, they will have no effect on the approval of any of the Resolutions.

5.	Structure of the Scheme

It is proposed that, under the Scheme, the Cancellation Shares will be cancelled pursuant to Sections 84 to 86 of the Act and all Transfer Shares will be transferred to ABS Partners. New King Shares will be issued to ABS Partners (and/or its nominee(s)) by the capitalisation of the reserve arising from the cancellation of the Cancellation Shares. As a result of these arrangements, King will become a wholly-owned subsidiary of ABS Partners and an indirect subsidiary of Activision Blizzard.

King Shareholders whose shares are subject to the Scheme will receive the Consideration (without interest and less any applicable withholding taxes). King Shares issued after the Scheme Record Time will not be subject to the Scheme. Accordingly, it is proposed that the King Articles be amended so that King Shares issued after the Scheme Record Time (other than to ABS Partners) will be automatically transferred to ABS Partners on the same terms as under the Scheme.

It is expected that the Scheme will become effective and that the Acquisition will be completed by Spring 2016. The Scheme can only become effective if all the Conditions to which the Scheme is subject have been satisfied or waived (if capable of waiver) by no later than the End Date or such later date (if any) as King and ABS Partners may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow. The Scheme will become effective upon a copy of the Court Order together with the minute approved by the High Court in respect of the capital reduction being registered by the Registrar of Companies and the issue of a certificate of registration of the Court Order. Once the Scheme becomes effective, its terms will be binding on all King Shareholders, irrespective of whether they

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attended the Scheme Meetings (to the extent that they hold a share in the applicable class) and irrespective of the manner in which they voted.

6.	Management Retention Arrangements

As required by, and solely for the purposes of, Rule 16.2 of the Irish Takeover Rules, J.P. Morgan has confirmed to the Panel that it has reviewed the management retention arrangements referred to in paragraph 6 of Part 2 (Letter from ABS Partners) of this document, together with other information deemed relevant and considers them, in its opinion, to be fair and reasonable so far as the King Shareholders are concerned. In providing its advice, J.P. Morgan has taken into account the commercial assessments of the King Directors.

J.P. Morgan’s confirmation to the Panel addressed only the matters required to be addressed by Rule 16.2 of the Irish Takeover Rules and addressed no other matter. J.P. Morgan’s confirmation to the Panel did not address, among other things, the relative merits of the Acquisition as compared to any other transaction or business strategy, the merits of the decision by King to engage in the Acquisition or the fairness to King Shareholders of the consideration payable by Activision Blizzard to King Shareholders pursuant to the terms of the Acquisition.

The Panel was informed that should the management retention arrangements be required under the Rules to be approved at a general meeting of King Shareholders, Bellaria Holding S.à r.l. would support such arrangements. Bellaria Holding S.à r.l. would control approximately 55% of the total voting rights held by the independent King Shareholders.

Further information on the provisions of the management retention arrangements is in paragraph 6 of Part 2 (Letter from ABS Partners) of this document.

7.	King Share Awards and King Options

There are several types of King Share Awards and King Options. As is required under the Irish Takeover Rules, an appropriate proposal will be made to King Share Awardholders and King Optionholders in respect of each King Share Award and King Option in connection with the Scheme. King Share Awards and King Options will be treated as follows, except with respect to the King Share Awards and King Options held by Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson, which will be treated in the manner described in paragraph 8 of this Part 3 (Information Required under Section 452 of the Act).

7.1	King RSUs

King RSUs will be assumed by Activision Blizzard and converted into restricted stock units over Activision Blizzard Shares, having the same value at the Effective Time and subject to the same terms and conditions, including vesting, as the King RSUs.

7.2	King Restricted Shares

King Shares subject to King Restricted Share Awards will become fully vested on an accelerated basis and free from restrictions on transfer. They will be acquired by ABS Partners pursuant to the Scheme but on the basis that the Consideration paid to each King Share Awardholder in respect of King Restricted Share Awards (less an amount for taxes paid or payable) will be held in an escrow account and released in instalments according to the vesting schedule that would have applied to the King Shares subject to King Restricted Share Award after the Effective Date, had they not vested on an accelerated basis.

7.3	King EMI Options

King EMI Options, to the extent not already vested and exercisable, will become vested and exercisable in full and may be exercised prior to the Scheme Record Time, conditional upon the Scheme becoming effective, subject to the King Optionholder agreeing that if he ceases

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to be employed by Activision Blizzard before the date on which his King EMI Option would have become fully vested and exercisable, the Consideration paid for the King Shares issued on exercise of accelerated King EMI Options (less an amount for taxes paid or payable and the applicable option exercise price) will be subject to clawback by Activision Blizzard, to the extent of the number of accelerated King EMI Option shares that would not have been vested and exercisable as of the date of such cessation of employment had the Scheme not occurred. The King Shares issued on exercise of King EMI Options will be acquired by ABS Partners pursuant to the Scheme.

7.4	King Linked Options

The holder of a King Linked Option that is already vested and exercisable will be invited to present his option for release of the related King Linked Shares and corresponding lapse of the King Linked Option (a “Linked Share Release”), and the King Linked Shares so released will be acquired by ABS Partners pursuant to the Scheme. Each King Linked Option that is not yet vested and exercisable will accelerate and become exercisable for such number of King Linked Options as will allow for the release of all remaining King Linked Shares subject to the King Optionholder agreeing that the Consideration paid for the King Linked Shares released (less an amount for taxes paid or payable) will be deposited to an escrow account and will be released to the King Optionholder in instalments according to the vesting schedule that would have applied to the King Linked Options after the Effective Time had they not been accelerated. The King Linked Shares so released will be acquired by ABS Partners pursuant to the Scheme. King Linked Options in respect of which a Linked Share Release is not completed will be treated in the same manner as other King Options as described in paragraph 7.5 of this Part 3 (Information Required under Section 452 of the Act).

7.5	In respect of each King Option, other than King EMI Options and King Linked Options, to the extent the King Option is vested and exercisable, the King Optionholder will be offered the choice to (i) exercise such option prior to the Scheme Record Time, conditional upon the Scheme becoming Effective, and the King Shares issued to him will be acquired by ABS Partners pursuant to the Scheme, or (ii) agree that the King Option will be assumed by Activision Blizzard and converted into a vested option over Activision Blizzard Shares, having the same value at the Effective Time as the King Option and otherwise subject to the same terms and conditions as the King Option. To the extent the King Option is not vested and exercisable, the King Optionholder may agree that it will be assumed by Activision Blizzard and converted into an unvested option over Activision Blizzard Shares, having the same value at the Effective Time and subject to the same terms and conditions, including vesting, as the King Option.

7.6	For purposes of determining the number of Activision Blizzard Shares to be subject to each King RSU and King Option that is assumed by Activision Blizzard and the applicable purchase price or exercise price per Activision Blizzard Share, an exchange ratio will be applied. That exchange ratio will be the quotient obtained by dividing the Consideration by the average closing price of an Activision Blizzard Share on NASDAQ for the five trading days preceding the Effective Date. The number of Activision Blizzard Shares subject to each assumed King RSU and King Option will be the product of the number of King Shares subject to such King RSU or King Option and such exchange ratio. The exercise price or purchase price per Activision Blizzard Share subject to each assumed King Option or King RSU, respectively, will be the exercise price or purchase price per King Share divided by such exchange ratio.

7.7	To the extent a King Option is not exercised prior to the Scheme Record Time or to be assumed by Activision Blizzard, it will lapse.

7.8	King Shares subject to King Restricted Share Awards that do not vest and King Linked Shares that are not released will be acquired by King before the Cancellation Record Time, without payment to the holder of the King Shares or King Linked Shares, in accordance with the King Articles and the agreements evidencing the King Restricted Share Awards and King Linked Shares, and will be cancelled immediately.

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8.	The King Directors and the Effect of the Scheme on their Interests

8.1	Interests Held by King Directors

The effect of the Scheme on the interests of the King Directors does not differ from its effect on the like interests of other persons, except as disclosed in this paragraph 8.

The names of the King Directors are listed below. The address of each person listed in the table below is c/o King Digital Entertainment plc, 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland.

Name	Position
Riccardo Zacconi	Chief Executive Officer
Sebastian Knutsson	Chief Creative Officer
Stephane Kurgan	Chief Operating Officer
Gerhard Florin	Non-executive Chairman
Roy Mackenzie	Non-executive Director
Andrew P Sillitoe	Non-executive Director
E Stanton McKee Jr	Non-executive Director
Robert S Cohn	Non-executive Director

The interests of King Directors in the share capital of King and in the King Share Plans are set out in paragraph 4.2 of Part 8 (Additional Information) of this document. All securities of King purchased or sold by the King Directors within the last 12 months, the dates on which they were purchased or sold and the number purchased or sold on each date are set out in paragraph 4.3 of Part 8 (Additional Information) of this document.

King Share Awards and King Options held by the King Directors will be treated in a similar manner to all other King Share Awards and King Options, as set out in paragraph 7 of this Part 3 (Information Required under Section 452 of the Act), save to the extent set out in this paragraph 8.

As at the Latest Practicable Date, Messrs Riccardo Zacconi and Stephane Kurgan held unvested King Linked Options over 1,500,000 and 833,334 King Shares, respectively, and hold 880,913 and 587,275 King Linked Shares, respectively, in relation to those King Linked Options. The unvested King Linked Options will accelerate and become exercisable in full and Messrs Riccardo Zacconi and Stephane Kurgan will be invited to complete a Linked Share Release in respect of such King Linked Options. Any King Linked Shares not released will be acquired by King before the Cancellation Record Time, without payment to the holder of the King Shares, in accordance with the King Articles and the agreements evidencing the King Linked Shares, and will be cancelled immediately.

The King Option granted to Mr Kurgan on 31 January 2014 over 7,422,180 King Shares with an exercise price of U.S.$31.37 per King Share will, subject to the agreement of Mr Kurgan pursuant to the Rule 15 Linked Option Proposal in respect of this option, be assumed by Activision Blizzard and converted into an option of equivalent value at the Effective Time over Activision Blizzard Shares, but on the basis that (i) vesting of one-third of the total number of option shares will be subject to King's financial performance in each of its three financial years ending 31 December 2016, 2017 and 2018 and (ii) the option, to the extent vested, may be exercised after 31 March 2019 in instalments of up to 12.5% in each six-month period measured from 31 December 2018, and otherwise subject to the same terms and conditions as the King Option. The 608,892 King Linked Shares held by Mr Kurgan in connection with this King Option will be acquired by King before the Cancellation Record Time, without payment to Mr Kurgan, and cancelled immediately.

Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson each hold a King Option granted on 31 January 2014 that would vest and become exercisable with respect to

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1,500,000, 1,000,000 and 1,000,000, respectively, of the King Shares subject thereto only if the market value of King Ordinary Shares reached specified target values over specified periods. Each such option will, subject to the agreement of the King Optionholder, be assumed by Activision Blizzard and converted into an option of equivalent value at the Effective Time over Activision Blizzard Shares but subject to new vesting conditions based on King’s financial performance, as set out in the King Optionholder’s service contract with Activision Blizzard, and otherwise subject to the same terms and conditions as the King Option.

All King Options, King RSU Awards and King Restricted Share Awards held by the non-executive King Directors will, in accordance with their terms, accelerate and become fully vested immediately prior to the Scheme Record Time. Each non-executive King Director will be offered the choice to (i) exercise his King Option prior to the Scheme Record Time, conditional upon the Scheme becoming effective, and the King Shares issued to him will be acquired by ABS Partners pursuant to the Scheme, or (ii) agree that his King Option will be assumed by Activision Blizzard and converted into a vested option over Activision Blizzard Shares, having the same value at the Effective Time as the King Option and otherwise subject to the same terms and conditions as the King Option. King Shares issued upon the accelerated vesting of the King RSU Awards held by the non-executive King Directors and King Shares subject to accelerated King Restricted Share Awards held by the non-executive King Directors will be acquired by ABS Partners pursuant to the Scheme.

Messrs Riccardo Zacconi, Stephane Kurgan and Sebastian Knutsson have entered into service contracts with Activision Blizzard (directly or in the case of Mr Knutsson, through a subsidiary of King) which take effect on the Effective Date. Further details of such contracts are included in paragraphs 5 and 6 of Part 2 (Letter from ABS Partners) of this document. Pursuant to such service contracts, the vesting conditions for certain options held by each such executive will be amended, as described in this paragraph 8.1. Also, pursuant to such service contracts, if the employment of the relevant executive with Activision Blizzard ceases in certain circumstances, all King Options and King Share Awards assumed by Activision Blizzard in connection with the Scheme, as described in paragraph 7 and in this paragraph 8.1 of this Part 3 (Information Required under Section 452 of the Act), to the extent not vested, will vest on an accelerated basis, calculated on the basis that all and any targets, performance criteria and objectives have been met but not exceeded. Those circumstances are; (i) the death or incapacity of the executive, (ii) termination of the executive’s employment by Activision Blizzard other than for cause, (iii) termination by the executive for good reason (being a material change in location, material reduction in compensation, material diminution of his role, or material breach by Activision Blizzard of the service contract (“Good Reason”), or (iv) a cessation of the executive’s employment that occurs within the period commencing three months prior to the exchange of contracts for a transaction that constitutes a change in control of King and ending 18 months after completion of that transaction by reason of a termination by Activision Blizzard other than for cause, or a termination by the executive for Good Reason or by reason of the executive not being provided by the acquiring entity with options, compensation or equity of at least the same value as the value of options, compensation or equity held by the executive that are no longer capable of vesting or being exercised after such transaction. Further details of such service contracts are included in paragraphs 5 and 6 of Part 2 (Letter from ABS Partners) of this document.

8.2	Insurance and Indemnification of King’s Officers and Directors

In connection with the Acquisition, the officers, directors and employees of the King Group will be entitled to certain indemnification rights and directors’ and officers’ liability insurance that will survive completion of the Acquisition, as described in paragraph 6 of Part 1 (Letter of Recommendation from the King Board) of this document.

9.	Taxation

Your attention is drawn to paragraphs 7 and 8 of Part 8 (Additional Information) of this document, headed “Irish Taxation” and “U.S. Federal Income Tax Consequences,” respectively. If you are in any doubt as to your own tax position, or if you require more detailed

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information or if you are subject to taxation in any jurisdiction other than Ireland or the United States, you should consult an independent financial adviser immediately.

10.	Settlement, Listing and Dealings

If the Scheme is approved by the High Court, a request will be made to cancel the listing of King Shares on the NYSE. The last day of dealings in King Shares on the NYSE is currently expected to be on or about the Effective Date.

No transfers of King Shares (other than transfers to ABS Partners) will be registered after the Scheme Record Time. At the Effective Time, any share certificates in respect of King Shares will cease to be of value and should, if so requested by King or its agents, be sent to King for cancellation.

10.1	Consideration

Subject to the Acquisition becoming effective, the Consideration will be despatched within 14 days of the Effective Date by ordinary post (or by such other manner as the Panel may approve). Such cash payments will be made in U.S. dollars by cheque.

King Shareholders will receive U.S.$18.00 in cash (without interest and less any applicable withholding taxes) for each King Share that they own.

Activision Blizzard has confirmed that, except with the consent of the Panel, any payment to which a King Shareholder is entitled to receive from ABS Partners will be implemented in full without regard to any lien, right of set-off, counter claim or other analogous right to which ABS Partners or Activision Blizzard may be, or claim to be, entitled against such King Shareholder.

All documents and remittances sent to King Shareholders (or in accordance with their directions) will be despatched at their own risk.

10.2	Certain Effects of the Scheme

If the Scheme becomes effective, King will become a wholly-owned subsidiary of ABS Partners and, as such, Activision Blizzard and King Shareholders will not have an opportunity to continue their equity interest in King as an ongoing corporation and, therefore, will not have the opportunity to share in its future earnings, dividends or growth, if any.

11.	Overseas Shareholders

As regards Overseas Shareholders, the Acquisition may be affected by the laws of the relevant jurisdictions. Such Overseas Shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of Overseas Shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This document has been prepared for the purposes of complying with the laws of Ireland and the Irish Takeover Rules respectively (to the extent applicable), and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Ireland and the United States.

Overseas Shareholders are encouraged to consult their local tax adviser.

12.	Opinion of King’s Financial Adviser

On 23 April 2015, the King Board selected J.P. Morgan as King’s financial adviser to advise King and the King Board in connection with potential strategic transactions. The terms of J.P.

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Morgan’s engagement were confirmed in an engagement letter dated 7 October 2015. At the meeting of the King Board on 2 November 2015, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing on 2 November 2015, to the King Board that, as of such date and based upon and subject to the factors, assumptions, limitations and qualifications applicable to the JPM Fairness Opinion, the Consideration to be paid to King Ordinary Shareholders in the Acquisition was fair, from a financial point of view, to such King Ordinary Shareholders. No limitations were imposed by the King Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering the JPM Fairness Opinion.

The full text of the JPM Fairness Opinion, dated 2 November 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this document as Annex II and incorporated herein by reference. King Ordinary Shareholders are urged to read the JPM Fairness Opinion in its entirety. The JPM Fairness Opinion is addressed to the King Board, is directed only to the Consideration to be paid to the King Ordinary Shareholders pursuant to the terms of the Acquisition, and does not constitute a recommendation to any King Ordinary Shareholder as to how such holder should vote. The summary of the JPM Fairness Opinion set forth in this document is qualified in its entirety by reference to the full text of the JPM Fairness Opinion.

In arriving at its opinion, J.P. Morgan, among other things:

●	reviewed a draft dated 2 November 2015 of the Transaction Agreement;

●	reviewed a draft dated 2 November 2015 of the Expenses Reimbursement Agreement;

●	reviewed a draft dated 2 November 2015 of the Rule 2.5 Announcement;

●	reviewed certain publicly-available business and financial information concerning King and the industries in which it operates;

●	compared the proposed financial terms of the Acquisition with the publicly-available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

●	compared the financial and operating performance of King with publicly-available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of King Ordinary Shares and certain publicly-traded securities of such other companies;

●	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of King relating to its business; and

●	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of the JPM Fairness Opinion.

J.P. Morgan also held discussions with certain members of King’s management with respect to certain aspects of the Acquisition, the past and current business operations of King, the financial condition and future prospects and operations of King, and certain other matters that J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available, or that was furnished to or discussed with J.P. Morgan by King, or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of King or Activision Blizzard under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or information

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derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of King to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Acquisition and the other transactions contemplated by the Transaction Agreement, the Expenses Reimbursement Agreement and the Rule 2.5 Announcement will be consummated as described in such agreements and announcement, and that the definitive Transaction Agreement, Expenses Reimbursement Agreement and Rule 2.5 Announcement did not differ in any material respects from the drafts thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by King, Activision Blizzard and ABS Partners in the Transaction Agreement, the Expenses Reimbursement Agreement and the Rule 2.5 Announcement were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory, or tax expert, and relied on the assessments made by advisers to King with respect to such issues. J.P. Morgan assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Acquisition will be obtained without any adverse effect on King or on the contemplated benefits of the Acquisition.

The projections furnished to J.P. Morgan for King were prepared by King’s management (for a more detailed discussion, please refer to paragraph 13 of this Part 3 (Information Required under Section 452 of the Act) of this document). King’s management then directed J.P. Morgan to compute a probability-weighted case of the financial projections prepared by King’s management (the “King Probability-Weighted Projections”) utilising the specific weighting provided by King’s management, and directed J.P. Morgan to utilise the King Probability-Weighted Projections for purposes of the preparation of the JPM Fairness Opinion. These financial projections, which were based on King management’s projection of King’s future financial performance or extrapolations thereof as of the date provided, were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, U.S. GAAP or IFRS. The financial projections are not a guarantee of performance. Although these projections are presented in this document with numerical specificity, they were based on numerous assumptions and estimates as to future events made by King’s management, which assumptions and estimates were believed to be reasonable at the time such projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. For a more detailed discussion about the risks and factors that may impact these projections, please refer to paragraph 13 of this Part 3 (Information Required under Section 452 of the Act) of this document.

The JPM Fairness Opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the JPM Fairness Opinion. Subsequent developments may affect the JPM Fairness Opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm the JPM Fairness Opinion. The JPM Fairness Opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to King Ordinary Shareholders in the Acquisition, and J.P. Morgan has expressed no opinion as to the fairness of the Acquisition to, or any consideration paid to, the holders of any other class of securities, including any King Restricted Shares or King Linked Shares, creditors or other constituencies of King, or the underlying decision by King to engage in the Acquisition. J.P. Morgan expressed no opinion as to the amount or nature of any compensation to any officers, directors or employees of any party to the Acquisition, or any class of such persons relative to the Consideration to be paid to King Ordinary Shareholders in the Acquisition or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilised by J.P. Morgan in connection with providing the JPM Fairness Opinion. Certain of the financial analyses summarised below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must

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be read together with the text of the related summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. Mathematical analyses, such as determining the arithmetic median, is not itself a meaningful method of using the selected company data.

Public Trading Multiples

Using publicly available information, including published equity research analysts’ estimates, J.P. Morgan compared selected financial data of King with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the business of King or aspects thereof. The companies selected by J.P. Morgan were: GungHo Online Entertainment, Inc. (“GungHo”), Zynga, Inc. (“Zynga”), DeNA Co., Ltd. (“DeNA”), Gree, Inc. (“Gree”) and Glu Mobile, Inc. (“Glu Mobile”). These companies were selected by J.P. Morgan in its judgment because, among other reasons, they operate businesses that are in the same industry and, in certain cases, share certain operational and financial characteristics with King.

J.P. Morgan compared King’s implied multiples of estimated King Adjusted EBITDA to multiples implied by other companies selected by J.P. Morgan. J.P. Morgan obtained estimated King Adjusted EBITDA for the twelve months ending 31 December 2016 based on the median of published equity research analyst estimates and based on the King Probability-Weighted Projections. For each selected company, J.P. Morgan obtained such company’s estimated adjusted EBITDA for the twelve months ending 31 December 2016 based on broker estimates provided by FactSet Research Systems. For King and each selected company, J.P. Morgan calculated the multiple of such company’s Firm Value to estimated King Adjusted EBITDA or adjusted EBITDA for the twelve months ending 31 December 2016, as applicable (“FV/Adjusted EBITDA”). For purposes of these analyses, a company’s “Firm Value” was calculated as the fully-diluted common equity value of such company as of 30 October 2015, plus the value of such company’s indebtedness, minority interests and preferred stock, minus such company’s cash, cash equivalents, short-term and long-term liquid investments and unconsolidated investments.

The following table represents the results of this analysis:

Selected Group	2016E FV/Adjusted EBITDA
King	5.4x / 4.6x
GungHo	4.3x
Zynga	14.1x
DeNA	4.5x
Gree	3.5x
Glu Mobile	8.5x
Median	4.5x

Based on the results of this analysis, J.P. Morgan selected an FV/Adjusted EBITDA ratio reference range of 4.25x to 5.5x, and applied such reference range to estimated King Adjusted EBITDA for the twelve months ending 31 December 2016, as set forth in the King Probability-Weighted Projections. This resulted in implied equity values of U.S.$14.00 to U.S.$17.25 per share (rounded to the nearest U.S.$0.25).

J.P. Morgan also compared King’s implied multiples of King Adjusted Earnings Per Share to multiples implied by other companies selected by J.P. Morgan. J.P. Morgan obtained estimated King Adjusted Earnings Per Share for the twelve months ending 31 December 2016 based on the median of published equity research analyst estimates and based on the King

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Probability-Weighted Projections. For each selected company, J.P. Morgan obtained such company’s estimated non-GAAP earnings per share for the twelve months ending 31 December 2016 based on broker estimates provided by FactSet Research Systems. For King and each selected company, J.P. Morgan calculated the multiple of the stock price of its common equity to its non-GAAP earnings per share or King Adjusted Earnings Per Share, as applicable (“P/E Ratio”), for the twelve months ending 31 December 2016.

The following table represents the results of this analysis:

Selected Group	CY2016E P/E
King	8.9x / 7.8x
GungHo	8.9x
Zynga	NM1
DeNA	13.4x
Gree	15.9x
Glu Mobile	13.9x
Median	13.6x

1.	“NM” denotes CY2016E P/E multiple of greater than 30.0x.

Based on the results of this analysis, J.P. Morgan selected a P/E Ratio reference range of 8.5x to 9.0x, and applied such reference range to estimated King Adjusted Earnings Per Share for the twelve months ending 31 December 2016 as set forth in the King Probability-Weighted Projections. This resulted in implied equity values of U.S.$16.50 to U.S.$17.25 per share (rounded to the nearest U.S.$0.25).

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected sale transactions that involved selected companies engaged in businesses that J.P. Morgan judged to be analogous to King’s business or aspects thereof. For each of the selected transactions, J.P. Morgan started with the target company’s one-year forward adjusted EBITDA (“1-YR FWD Adjusted EBITDA”), based on published equity research analyst estimates, and divided the Firm Value of such target company by such 1-YR FWD Adjusted EBITDA (“Transaction Multiple”). Specifically, J.P. Morgan reviewed the following transactions:

Acquiror	Target	Stake Acquired	Month/Year Announced	Transaction Multiples
Orient Securities Company Limited	China Mobile Games and Entertainment Group Limited	100.0%	June 2015	8.2x
Tencent Holdings Limited	Glu Mobile	14.6%	April 2015	NM1,2
Nintendo Co. Ltd.	DeNA	10.0%	March 2015	4.2x
Churchill Downs Inc.	Big Fish Games, Inc.	100.0%	November 2014	9.9x3
Microsoft Corporation	Mojang AB	100.0%	September 2014	NA4
Alibaba Group Holding Group	Kabam, Inc.	10.0%	July 2014	NA4
SoftBank Group Corp.	Supercell Oy	51.0%	October 2013	6.5x5
SoftBank Group Corp.	GungHo	6.4%	March 2013	3.9x
Electronic Arts Inc.	Popcap Games, Inc.	100.0%	July 2011	10.0x6
The Walt Disney Company	Playdom, Inc.	100.0%	July 2010	NA4
Electronic Arts Inc.	Playfish Limited	100.0%	September 2009	NA4

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1.	“NM” denotes transactions that were deemed to be outliers.

2.	Firm value assumes that 8.5 million shares will be issued at a second closing.

3.	Firm value includes earnout of U.S.$400 million.

4.	“NA” denotes information not available.

5.	Multiple represents 2013 actual values; estimated pre-tax income used as a proxy for adjusted EBITDA.

6.	Firm value includes earnout of U.S.$550 million; multiple represents 2012 earnings before interest and taxes, assuming full earnout.

Based on the results of this analysis, J.P. Morgan selected a Transaction Multiple reference range of 3.9x to 10.0x. J.P. Morgan then applied this reference range to estimated King Adjusted EBITDA for the year ending 31 December 2016, and arrived at an estimated range of equity values for King Ordinary Shares of between U.S.$13.25 and U.S.$29.00 per share (rounded to the nearest U.S.$0.25).

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully-diluted equity value per King Ordinary Share. Discounted cash flow analysis is a method of evaluating an asset using estimates of the future after-tax Unlevered Free Cash Flows generated by the asset, and taking into consideration the time value of money with respect to those future cash flows by calculating their Present Value. As used herein, “Present Value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present. As used herein, “Terminal Value” refers to the capitalised value of all cash flows from an asset for periods beyond the final forecast period. In performing this analysis, at the direction of the King Board, J.P. Morgan used the Unlevered Free Cash Flows that King was projected to generate during fiscal years 2015 through 2024 as set forth in the King Probability-Weighted Projections and calculated a range of Terminal Values of King by applying a Terminal Value growth rate ranging from (2.5)% to 2.5% to the Unlevered Free Cash Flow of the final year of the ten year period. The Unlevered Free Cash Flows and the range of Terminal Values were then discounted to Present Values using a range of discount rates from 12.0% to 14.0%, which were chosen by J.P. Morgan in its judgment based upon an analysis of the weighted-average cost of capital of King, which included its analysis of the companies listed under the “Public Trading Multiples” described above. Based on the results of this analysis, J.P. Morgan arrived at an estimated range of equity values for King Ordinary Shares of between U.S.$16.50 and U.S.$21.50 per share (rounded to the nearest U.S.$0.25).

Historical Trading Analysis

J.P. Morgan also reviewed the 52-week range of intraday trading prices per King Ordinary Share for the period ended 30 October 2015. The reference range was as follows:

Price per King Ordinary Share
52-week high	U.S.$18.00
52-week low	U.S.$11.24

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J.P. Morgan noted that a historical trading analysis was presented merely for reference purposes only, and was not relied on for valuation purposes.

Other Information

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it, and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisers. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favourable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to King, and none of the selected transactions reviewed was identical to the Acquisition. However, the companies selected were chosen because they are publicly-traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of King. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Acquisition. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to King and the transactions compared to the Acquisition.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to deliver an opinion to King’s Board with respect to the Acquisition on the basis of such experience and its familiarity with King.

For services rendered in connection with the Acquisition, King has agreed to pay J.P. Morgan a fee equal to approximately U.S.$26.55 million, approximately U.S.$23.55 million of which is payable only if the Acquisition or a similar transaction is consummated. In addition, King has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of its engagement.

During the two years preceding the date of the JPM Fairness Opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with King, Activision Blizzard and Bellaria Holding S.à r.l., King’s 44.7% shareholder and certain of its portfolio companies (collectively, the “Apax Group”), for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on King’s initial public offering in March 2014, and performing a variety of investment banking services for members of the Apax Group, including acting as financial adviser in connection with acquisitions and divestitures, acting as sole or joint lead arranger on offerings of debt securities, acting as sole or joint lead arranger on syndicated credit facilities, acting as sole or joint bookrunner on equity offerings and providing treasury services. As of the date of the JPM Fairness Opinion, J.P. Morgan and its affiliates collectively owned,

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on a proprietary basis, 0.04% of Activision Blizzard’s common stock and 0.14% of the outstanding King Ordinary Shares. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of King, Activision Blizzard and ASAC II LP, a 24% shareholder of Activision Blizzard, for which it receives customary compensation or other financial benefits.

In addition, in the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of King or Activision Blizzard for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

13.	Certain Financial Projections

In connection with the Acquisition, King’s management furnished certain financial projections to J.P. Morgan. King’s management then directed J.P. Morgan to compute the King Probability-Weighted Projections (as defined above in “Opinion of King’s Financial Adviser”) utilising the specific weighting provided by King’s management, and directed J.P. Morgan to utilise the King Probability-Weighted Projections for purposes of the preparation of the JPM Fairness Opinion. These financial projections are summarised in the table below. These financial projections, which were based on King’s management’s projection of King’s future financial performance or extrapolations thereof as of the date provided, were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, U.S. generally accepted accounting principles (“U.S. GAAP”) or International Financial Reporting Standards (“IFRS”).

The financial projections are not a guarantee of performance. Although the financial projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by King’s management that they believed were reasonable at the time such projections were prepared. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results. For instance, in preparing these financial projections, King’s management necessarily made certain assumptions about future factors affecting King’s business, including, among others, the factors and assumptions set forth in paragraph 3 of the King Profit Forecast in Annex III of this document and in the section of this document above titled “Cautionary Statement Concerning Forward-Looking Statements.” Further information about factors that may cause King’s future financial results to materially vary from these financial projections are detailed in the section titled “Risk Factors” included in King’s Form 6-K Report furnished to the SEC on 5  November 2015 and other reports as may be filed with the SEC from time to time. New risks emerge from time to time and it is not possible for King’s management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in the financial projections.

In addition, the financial projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the financial projections do not give effect to the pro forma impact of the Acquisition or any changes to King’s operations or strategy that may be implemented after the time the financial projections were prepared, or market acceptance of new games that King may introduce. Because the financial projections cover multiple future years, such information by its nature is less reliable in predicting each successive year. King cannot assure you that the financial projections are realizable or will be realised, or that actual results will not be materially different from those contained in the financial projections.

The financial projections are not included in this document to induce any shareholder to vote in favour of the Scheme or any of the other proposals to be voted on at the EGM, but only because these financial projections were utilised by J.P. Morgan in connection with the

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preparation of the JPM Fairness Opinion and used by the King Board in its consideration of a potential transaction.

The amounts in the below table summarise the King Probability-Weighted Projections utilised by J.P. Morgan in the preparation of the JPM Fairness Opinion at the direction of King’s management. Certain figures in the table may not recalculate exactly due to rounding because figures contained in the table are calculated based on actual numbers and not the rounded numbers presented.

	Fiscal Year Ending December 31,
(in millions)	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Adjusted revenue	$2,017	$2,313	$2,593	$2,856	$3,087	$3,276	$3,411	$3,483	$3,519	$3,519
King Adjusted EBITDA	801	863	977	1,055	1,118	1,162	1,184	1,184	1,170	1,144
Capital expenditures	(62)	(45)	(45)	(64)	(69)	(74)	(77)	(78)	(79)	(79)
Unlevered free cash flow	462	472	542	612	651	680	696	700	692	677

* The financial projections for each of the years ending 31 December 2015, 2016 and 2017 in the table above were based on King’s management’s projections of future financial performance. The financial projections for each of the fiscal years ending 31 December 2018 through 31 December 2024 in the table above were based on an extrapolation of King’s management’s financial projections for the fiscal years ending 31 December 2015, 2016 and 2017 prepared by J.P. Morgan at the direction of King’s management and utilising assumptions provided to J.P. Morgan by King’s management.

In addition to the financial projections in the table above, King’s management provided to J.P. Morgan projections of King Adjusted Profit for the fiscal year ending 31 December 2016. King’s management then directed J.P. Morgan to compute the probability-weighted projected King Adjusted Profit for the fiscal year ending 31 December 2016, utilising the specified weighting provided by King’s management. At the direction of King management, J.P. Morgan computed projected King Adjusted Earnings Per Share for the fiscal year ending 31 December 2016 of U.S.$1.93 by dividing such probability-weighted King Adjusted Profit by the current fully-diluted number of King Shares as of 30 October 2015, which was derived from share information provided by King’s management. Projections of King Adjusted Profit provided by King’s management exclude the post-tax impact of change in deferred revenue and the post-tax impact of share-based compensation expense and, as a result, projected King Adjusted Earnings Per Share for the fiscal year ending 31 December 2016 of U.S.$1.93 does not include the post-tax impact of change in deferred revenue and the post-tax impact of share-based compensation expense of an aggregate of U.S.$0.31 per share.

None of King or its respective affiliates, advisers, officers, employees, directors or representatives undertakes any obligation to update or otherwise revise or reconcile these financial projections to reflect circumstances existing after the date the financial projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the financial projections are shown to be in error. Except as may be required by applicable securities laws, King does not intend to make publicly available any update or other revision to these financial projections, even in the event that any or all of the assumptions are shown to be in error.

None of King or its affiliates, advisers, officers, employees, directors or representatives has made or makes any representation to any King shareholder or other person regarding King’s ultimate performance compared to the information contained in these financial projections or that projected results will be achieved. King has made no representation to Activision Blizzard, in the Transaction Agreement or otherwise, concerning these projections.

The Irish Takeover Panel considers the prospective financial information for King for each of the ten fiscal years ending 2024 as set out above and used by J.P. Morgan in connection with its financial analyses for the purpose of preparing the JPM Fairness Opinion, to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Irish Takeover Panel decided to waive the requirement under Rule 28.3 to have the prospective financial information for King for the fiscal years ending 2015 to 2024 examined and reported

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on by King’s reporting accountants, PricewaterhouseCoopers, as a result of the following exceptional circumstances:

(i)	the prospective financial information underlying the King Probability-Weighted Projections was prepared for the sole purpose of being furnished to J.P. Morgan for use in connection with the preparation of the JPM Fairness Opinion, and such prospective financial information is included in this document for the purpose of compliance with U.S. disclosure conventions in connection with transactions that are similar to the Acquisition;

(ii)	the prospective financial information comprising the King Probability-Weighted Projections was not prepared as part of King’s normal budgeting process and therefore does not meet the exacting criteria of profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules; and

(iii)	PricewaterhouseCoopers LLP has confirmed that they would be unable, as reporting accountants, to provide the profit forecast reports required under Rule 28.3 of the Irish Takeover Rules in respect of the King Probability-Weighted Projections.

While the prospective financial information comprising the King Probability-Weighted Projections has not been reported upon in accordance with Rule 28 of the Irish Takeover Rules, your attention is drawn to the King Profit Forecast for the year ending 31 December 2015 as set out in Annex III of this document, which has been reported on in accordance with Rule 28 of the Irish Takeover Rules by PricewaterhouseCoopers LLP (at Annex IV) and by J.P. Morgan (at Annex V) of this document.

Use of Non-GAAP Financial Measures

King reports financial information in accordance with IFRS, which may differ from U.S. GAAP and may differ from U.S. GAAP financial measures used by other companies. In addition to IFRS financials, the financial projections include certain financial measures not based on IFRS, including adjusted revenue, King Adjusted EBITDA, Unlevered Free Cash Flow, King Adjusted Profit and King Adjusted Earnings Per Share. These non-IFRS measures (which are referred to herein as “Non-GAAP Financial Measures”) are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The Non-GAAP Financial Measures used by King may differ from the Non-GAAP or non-IFRS financial measures used by other companies, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the Non-GAAP Financial Measures are listed below:

Adjusted revenue: Adjusted revenue is a Non-GAAP Financial Measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted to include changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating King Adjusted EBITDA margin (King Adjusted EBITDA as a percentage of adjusted Revenue) and understanding its operating results and ongoing profitability.

King Adjusted EBITDA: King Adjusted EBITDA is a Non-GAAP Financial Measure that is not calculated in accordance with IFRS. King defines King Adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition-related expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments), non-operating (income) expense, net finance (income) costs, depreciation, amortisation, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue (“King Adjusted EBITDA”). King believes that King Adjusted EBITDA is a useful metric for investors to understand and evaluate its operating results and ongoing profitability because it permits investors to evaluate recurring profitability from ongoing operating activities. King also uses this measure internally to establish forecasts, budgets and operational goals and to manage and monitor its business, as well as evaluating ongoing and

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historical performance. King Adjusted EBITDA has certain limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of King’s results of operations as reported under IFRS. Other companies, including companies in King’s industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Unlevered Free Cash Flow: Unlevered free cash flow is a Non-GAAP Financial Measure that is not calculated in accordance with IFRS. King defines unlevered free cash flow as King Adjusted EBITDA, less share-based and other equity-related compensation, less unlevered cash taxes (which is calculated by applying King’s effective tax rate to profit before tax less interest expense), less capital expenditures, less increase in working capital (“Unlevered Free Cash Flow”).

King Adjusted Profit: King Adjusted Profit is a Non-GAAP financial measure that is not calculated in accordance with IFRS. King defines King Adjusted Profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security charges associated therewith), changes in deferred revenue, acquisition-related (benefit) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments) and amortisation of acquired intangible assets (“King Adjusted Profit”). Other companies, including companies in King’s industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

King Adjusted Earnings Per Share: King Adjusted Earnings Per Share is a Non-GAAP Financial Measure that is not calculated in accordance with IFRS. King defines King Adjusted Earnings Per Share as King Adjusted Profit divided by the fully-diluted number of King Shares (“King Adjusted Earnings Per Share”).

Other than with respect to the reconciliation of King Adjusted Earnings Per Share to GAAP earnings per share provided above, reconciliations of these Non-GAAP Financial Measures to the most directly comparable IFRS measures cannot be provided without unreasonable effort because a forecast of certain items that are required for such reconciliations is not practical.

14.	Action to be Taken

Your attention is drawn to the summary of the action to be taken at pages 25 to 30 of this document.

15.	Further Information

The terms of the Scheme are set out in full in Part 4 (The Scheme of Arrangement) of this document. Your attention is drawn to the conditions and further terms of the Acquisition set out in the remaining parts of this document, all of which form part of this document.

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Part 4

THE SCHEME OF ARRANGEMENT

THE HIGH COURT

IN THE MATTER OF

KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

AND IN THE MATTER OF

THE COMPANIES ACT 2014

SCHEME OF ARRANGEMENT

(UNDER CHAPTER 1 OF PART 9 OF THE COMPANIES ACT 2014)

BETWEEN

KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

AND

THE HOLDERS OF THE SCHEME SHARES

(AS HEREINAFTER DEFINED)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“ABS Partners”, ABS Partners C.V., being a partnership formed in the Netherlands and a wholly-owned subsidiary of Activision Blizzard;

“Acquisition”, the proposed acquisition of King by ABS Partners by means of the Scheme (as it may be revised, amended or extended from time to time) pursuant to the Transaction Agreement;

“Act”, the Irish Companies Act 2014 and all enactments which are to be read as one with, or construed or read together as one with, the Irish Companies Act 2014;

“Activision Blizzard”, Activision Blizzard, Inc.;

“Business Day”, any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cancellation Record Time”, 11:59 pm (Irish time) on the day before the High Court hearing to sanction the Scheme;

“Cancellation Shares”, any King Shares in issue before the Cancellation Record Time, but excluding, in any case, the Transfer Shares;

“Conditions”, the conditions of the Scheme and the Acquisition set out in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of the Scheme Document and “Condition” means any one of the Conditions;

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“Consideration”, the cash consideration of U.S.$18.00 per King Share payable to Scheme Shareholders for each King Share cancelled or transferred pursuant to the Scheme or such greater cash amount in U.S.$ which may be agreed by ABS Partners and the Company and approved or imposed by the High Court and, to the extent required, consented to by the Irish Takeover Panel;

“Effective Date”, the date on which this Scheme becomes effective in accordance with its terms;

“Effective Time”, the time on the Effective Date at which the Scheme Order and a copy of the minute required by Section 86 of the Act are registered by the Registrar of Companies;

“End Date”, 2 May 2016 or, if later, the date that is four months after Activision Blizzard’s election to implement the Acquisition by way of an Offer pursuant to Clause 3.6 of the Transaction Agreement; provided, that if as of such date all Conditions as set out in Part 5 (Conditions and Further Terms of the Acquisition and the Scheme) of the Scheme Document (other than the Conditions set out at paragraphs 2.3, 2.4, 3.1.1, 3.1.2 and 3.6) have been satisfied (or, in the sole discretion of the applicable party, waived (where permissible)) or would be satisfied (or, in the sole discretion of the applicable party, waived (where permissible)) if the Acquisition were completed on such date, the “End Date” shall be 2 August 2016 (or such earlier date as may be specified by the Panel, or such later date as ABS Partners and King may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow);

“High Court”, the High Court of Ireland;

“Holder”, in relation to any King Share, the Member whose name is entered in the Register of Members as the holder of the Share and “Joint Holders” shall mean the Members whose names are entered in the Register of Members as the joint holders of the share, and includes any person(s) entitled by transmission;

“Individual Option and Subscription Agreements”, the agreement or agreements governing a Pre-IPO King Option and a subscription for King Linked Shares in respect of that option;

“Irish Takeover Rules”, the Irish Takeover Panel Act 1997, Takeover Rules, 2013, as amended;

“King” or the “Company”, King Digital Entertainment plc incorporated in Ireland with registered number 529753;

“King 2014 Plan”, the King Digital Entertainment plc 2014 Equity Incentive Plan;

“King Linked Share”, a King Share held by an individual that is expressed in the letter of allotment issued by King in respect of such King Share to be a “linked Share” for purposes of a specified Pre-IPO King Option;

“King Option”, an option to subscribe for King Shares pursuant to the King Share Plans;

“King Optionholder”, a holder of a King Option;

“King Restricted Share Award”, an award of King Shares (other than King Linked Shares) that were acquired by means of subscription and, as of the Effective Time, are subject to restrictions, including restrictions on transfer and/or a risk of forfeiture;

“King RSU”, a restricted stock unit issued under the King 2014 Plan, including a restricted stock unit issued to an employee of King in China that by its terms is to be settled only in cash;

“King Share Awardholder”, a Holder of King Share Awards;

“King Share Awards”, King RSU Awards and King Restricted Share Awards;

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“King Share Plans”, the King 2014 Plan, the Pre-IPO Option Agreements, the Restricted Share Award Agreements and the Individual Option and Subscription Agreements;

“King Shareholders”, Holders of King Shares;

“King Share” or “King Shares”, ordinary shares with a nominal value of U.S.$0.00008 each in the capital of King;

“Members”, members of the Company on its Register of Members at any relevant date;

“New King Shares”, the King Shares to be issued credited as fully paid up to ABS Partners and/or its nominees (to hold on bare trust for ABS Partners) pursuant to the Scheme;

“Panel”, the Irish Takeover Panel;

“Parties” means King, Activision Blizzard and ABS Partners, and “Party” shall mean either King, on the one hand, or Activision Blizzard or ABS Partners (whether individually or collectively) on the other hand (as the context requires);

“Pre-IPO King Option”, an option to subscribe for King Shares granted prior to 26 March 2014;

“Pre-IPO Option Agreement”, the agreement or agreements governing a Pre-IPO King Option;

“Reduction of Capital”, the reduction of the issued share capital of the Company by the cancellation of the Cancellation Shares to be effected as part of the Scheme as referred to in Clause 1.1 of this Scheme;

“Register of Members”, the register of members maintained by the Company pursuant to the Act;

“Registrar of Companies”, the Registrar of Companies in Dublin, Ireland as defined in Section 2 of the Act;

“Restricted Jurisdiction”, any jurisdiction in relation to which King, Activision Blizzard or ABS Partners (as the case may be) is advised that the release, publication or distribution of the Scheme Document or the related proxy forms, would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration, filing or other formality that the Company is unable to comply with or regards as unduly onerous to comply with;

“Restricted Overseas Shareholder”, a Scheme Shareholder (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any King Shareholder whom the Company believes to be in, or resident in, a Restricted Jurisdiction;

“Restricted Share Award Agreement”, the agreement or agreements evidencing a King Restricted Share Award;

“Rule 15 Linked Options Proposal”, the proposal made or to be made by Activision Blizzard pursuant to Rule 15 of the Irish Takeover Rules to Holders of King Linked Shares;

“Rule 15 Restricted Shares Proposal”, the proposal made or to be made by Activision Blizzard pursuant to Rule 15 of the Irish Takeover Rules to Holders of King Restricted Share Awards;

“Scheme” or “Scheme of Arrangement”, the proposed scheme of arrangement under Chapter 1 of Part 9 of the Act and the related reduction of capital under Sections 84 to 86 of the Act to effect the Acquisition pursuant to the Transaction Agreement, on the terms (including the Conditions) and for the Consideration and on such other terms and in such form not being

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inconsistent therewith as the Parties mutually agree in writing, including any revision thereof as may be so agreed between the Parties;

“Scheme Document”, the circular dated 30 November 2015 sent to King Shareholders (and for information only, to King Optionholders and King Share Awardholders) of which this Scheme forms part;

“Scheme Meetings”, the meetings of the Scheme Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 450 of the Act for the purpose of their considering, and voting on, a resolution proposing that the Scheme (with or without modification) be agreed to;

“Scheme Order”, the order or orders of the High Court sanctioning the Scheme under Section 453 of the Act and confirming the reduction of share capital which forms part of it under Section 85 of the Act;

“Scheme Record Time”, 11:59 pm (Irish time) on the last Business Day before the Effective Date;

“Scheme Shareholder”, a Holder of Scheme Shares;

“Scheme Shares”, the Cancellation Shares and the Transfer Shares;

“Transaction Agreement”, the Transaction Agreement entered into between King, ABS Partners and Activision Blizzard dated 2 November 2015 relating to, amongst other things, the implementation of the Acquisition as described in paragraph 9 of Part 1 (Letter of Recommendation from the King Board) of the Scheme Document;

“Transfer Shares”, the King Shares issued at or after the Cancellation Record Time and/or at or before the Scheme Record Time;

“U.S.$”, United States dollars; and

“U.S.” or “United States”, the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia and all other areas subject to its jurisdiction.

(B)	The authorised share capital of the Company on the date hereof consists of 1,000,000,000 King Shares, 40,000 Euro Deferred Shares of €1.00 each and 12,500,000 Preferred Shares of U.S.$0.00008 each. As at 15 November 2015, 315,940,659 King Shares and 40,000 Euro Deferred Shares of €1.00 were issued and credited as fully paid.

(C)	The purpose of the Scheme is to provide for the cancellation and transfer of the Scheme Shares in consideration for the payment by ABS Partners of the Consideration (without interest and less any applicable withholding taxes) to the Scheme Shareholders.

(D)	Activision Blizzard and ABS Partners have agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to submit thereto. Each of Activision Blizzard and ABS Partners undertakes to the High Court to be bound by and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Cancellation of the Cancellation Shares

1.1	Pursuant to Sections 84 to 86 and Chapter 1 of Part 9 of the Act and Article 52 of the Articles of Association of the Company, the issued share capital of the Company shall be reduced by

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cancelling and extinguishing all of the Cancellation Shares without thereby reducing the authorised share capital of the Company.

1.2	Forthwith and contingently upon the Reduction of Capital taking effect:

1.2.1	the issued share capital of the Company shall be increased to its former amount by the allotment of such number of New King Shares as shall be equal to the number of Cancellation Shares, with each such New King Share having the same rights as the Cancellation Shares so cancelled; and

1.2.2	the reserve arising in the Company’s books of account as a result of the said Reduction of Capital shall be capitalised and applied in paying up in full at par the New King Shares allotted pursuant to Clause 1.2.1, which shall be allotted and issued credited as fully paid to ABS Partners and/or its nominee(s) (to hold on bare trust for ABS Partners).

1.3	Such New King Shares shall be allotted and issued to ABS Partners and/or its nominee(s) (to hold or bare trust for ABS Partners) credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

2.	Acquisition of Transfer Shares

Contingently upon and immediately following the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New King Shares referred to in Clause 1.2.1 of this Scheme and the registration of such New King Shares in the name of ABS Partners and/or its nominee(s) (to hold on bare trust for ABS Partners), ABS Partners shall automatically, and without any further action required, acquire the Transfer Shares (including the legal and beneficial interest therein) of each Holder appearing in the Register of Members at the Scheme Record Time as the Holder of Transfer Shares fully paid, free from all liens, equities, charges, encumbrances and other interests and together with all and any rights at the date of this Scheme or thereafter attached thereto including voting rights and the right to receive and retain in full all dividends and other distributions declared, paid or made thereon, on the Effective Date.

3.	Consideration for the Cancellation Shares, the Transfer Shares and the allotment of the New King Shares

3.1	In consideration for the cancellation of the Cancellation Shares pursuant to Clause 1.1, the transfer of the Transfer Shares pursuant to Clause 2 and the allotment and issue of the New King Shares as provided in Clause 1.2, ABS Partners shall pay the Consideration (without interest and less any applicable withholding taxes) to each Holder appearing in the Register of Members at the Scheme Record Time as the Holder of Scheme Shares in accordance with the provisions of Clause 4 below.

3.2	Neither ABS Partners nor the Company shall be liable to any Scheme Shareholder for any cash payment, dividends or distributions with respect to Scheme Shares delivered to a public official in compliance with any abandoned property, escheat or law permitting attachment of money or property or similar law.

4.	Settlement of Consideration

4.1	Not later than 14 days after the Effective Date, ABS Partners shall deliver or procure the delivery to the persons entitled thereto, or as they may direct (including, without limitation, in accordance with the terms of the Rule 15 Linked Options Proposal and/or the Rule 15 Restricted Shares Proposal), cheques for the Consideration (without interest and less any applicable withholding taxes) payable to them in accordance with Clause 3.1 of this Scheme or payment otherwise in accordance with any dividend mandate in place pursuant to Clause 4.4 of this Scheme.

4.2	All deliveries of cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post in prepaid envelopes addressed to the persons entitled

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thereto at their respective registered addresses as appearing in the Register of Members at the Scheme Record Time (or, in the case of Joint Holders at the registered address as appearing in the said register at such time of that one of the Joint Holders whose name then stands first in the said register in respect of such joint holding) or in accordance with any special instructions regarding communications, and neither the Company nor ABS Partners shall be responsible for any loss or delay in the transmission of any cheques, sent in accordance with this Clause, which shall be sent at the risk of the persons entitled thereto.

4.3	All cheques shall be made payable to the Holder, or as otherwise directed by the Holder (including, without limitation, in accordance with the terms of the Rule 15 Linked Options Proposal and/or the Rule 15 Restricted Shares Proposal), or, in the case of Joint Holders, to the first named Holder of the Scheme Shares concerned, or as otherwise directed by the first named Holder, and the encashment of any such cheque shall be a complete discharge to the Company and ABS Partners for the moneys represented thereby.

4.4	Each mandate in force on the Effective Date relating to the payment of dividends or other distributions on any Scheme Shares and other instructions given to the Company by Holders of Scheme Shares shall, unless notice of revocation of such instructions is received by Computershare Investor Services (Ireland) Limited prior to the Scheme Record Time, be deemed to be an effective mandate or instruction to ABS Partners to pay and despatch the consideration payable under Clause 3 in accordance with such mandate.

5.	Overseas Shareholders

5.1	The provisions of Clauses 2, 3 and 4 shall be subject to any prohibition or condition imposed by law.

5.2	Notwithstanding the provisions of Clause 5.1, the Company retains the right to permit the release, publication or distribution of the Scheme Document or the proxy cards to any Restricted Overseas Shareholder who satisfies the Company (in its sole discretion) that doing so will not infringe the laws of the relevant Restricted Jurisdiction or require compliance with any governmental or other consent or any registration, filing or other formality that the Company is unable to comply with or regards as unduly onerous to comply with.

6.	The Effective Date

6.1	This Scheme shall become effective as soon as an office copy of the Scheme Order and a copy of the minute required by Section 86 of the Act shall have been duly delivered by the Company to the Registrar of Companies for registration and registered by him, all of which deliveries shall be subject to Clause 6.3.

6.2	Unless this Scheme shall have become effective on or before the End Date, or such later date, (if any), as the Company and ABS Partners may agree with the consent of the Panel and/or the High Court where required, it shall not proceed and all undertakings given to the Court in respect of the Scheme shall be deemed to have lapsed with immediate effect.

6.3	The Company and ABS Partners have agreed that in certain circumstances the necessary actions to seek sanction of this Scheme may not be taken.

7.	Modification

The Company and ABS Partners may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition that the High Court may approve or impose.

8.	Costs

The Company is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation, approval and implementation of this Scheme.

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9.	Governing Law

The Scheme shall be governed by, and construed in accordance with the laws of Ireland and the Company and the Scheme Shareholders hereby agree that the High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

Dated: 30 November 2015

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Part 5

CONDITIONS AND FURTHER TERMS OF THE ACQUISITION AND THE SCHEME

The Acquisition and the Scheme will comply with the Irish Takeover Rules and, where relevant, the respective rules and regulations of the NYSE, NASDAQ, the Exchange Act and the Act and will be subject to the terms and conditions set out in this document and Appendix 1 of the Rule 2.5 Announcement. The Acquisition and the Scheme will be governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland.

The Acquisition and Scheme will be subject to the Conditions set out in Part A of this Part 5 (Conditions and Further Terms of the Acquisition and the Scheme) including the definitions set out in Part B of this Part 5 (Conditions and Further Terms of the Acquisition and the Scheme).

PART A

1.	The Acquisition will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date.

2.	The Scheme will be conditional upon:

2.1	the approval of the Scheme by a majority in number of members of each class of King Shareholders (as may be directed by the High Court pursuant to Section 450(5) of the Act) representing at least 75% in value of the King Shares in that class, at the Voting Record Time, held by King Shareholders who are members of that class of King Shareholders that are present and voting either in person or by proxy, at the Scheme Meetings (or at any adjournment of such meetings) held no later than the End Date;

2.2	the EGM Resolutions being duly passed by the requisite majority of King Shareholders at the EGM (or at any adjournment of such meeting) held no later than the End Date;

2.3	the sanction by the High Court (with or without modification (but subject to such modification being acceptable to each of King and Activision Blizzard)) of the Scheme pursuant to Sections 449 to 455 of the Act and the confirmation of the related Capital Reduction involved therein by the High Court on or before the End Date (the date on which the Condition in this paragraph 2.3 is satisfied, the “Sanction Date”); and

2.4	copies of the Court Order and the minute required by Section 86 of the Act in respect of the Capital Reduction (referred to in paragraph 2.3) being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the Capital Reduction involved in the Scheme by the Registrar of Companies.

3.	Subject to paragraph 3 of Part B of this Part 5 (Conditions and Further Terms of the Acquisition and the Scheme), the Acquisition will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

3.1

3.1.1	to the extent that the Acquisition or its implementation constitutes a concentration within the scope of Council Regulation (EC) No. 139/2004 (the “EU Merger Regulation”) or is otherwise a concentration that is subject to the EU Merger Regulation, the European Commission deciding that it does not intend to initiate proceedings under Article 6(1)(c) of the EU Merger Regulation in respect of the Acquisition or to refer the Acquisition (or any aspect of the Acquisition) to a competent authority of a European

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Economic Area member state under Article 9(1) of the EU Merger Regulation or otherwise deciding that the Acquisition is compatible with the internal market pursuant to Article 6(1)(b) of the EU Merger Regulation and the terms or conditions to which any such decision is or may be subject being acceptable to ABS Partners in its sole discretion;

3.1.2	all filings having been made and all applicable waiting periods (including any extensions thereof) under the HSR Act having terminated or expired, as appropriate, in each case in connection with the Acquisition;

3.1.3	save as provided in the Transaction Agreement and in the foregoing Conditions, there not being any other corporate proceedings, steps or actions on the part of King necessary to authorise the consummation of the Acquisition;

3.1.4	save as disclosed in Section 6.1.3(a)(ii) or Section 6.1.3(d) of the King Disclosure Letter, on the Capitalisation Date, the issued share capital of King being as set out in Clause 6.1.3(a) of the Transaction Agreement and there being no options or any rights or securities convertible or exchangeable into, or warrant, deferred stock unit, conversion right or other right to call for the issue of, any shares in the capital of King of any kind except as set out in Clause 6.1.3(b) of the Transaction Agreement;

3.1.5	except for the issue of shares required to satisfy the King Options and King Share Awards, and then only in accordance with the existing terms of the King Share Plans, or except as expressly permitted by the Transaction Agreement, since the Capitalisation Date there not having been (i) issued, allotted, granted, conferred, delivered, sold, pledged, disposed of, encumbered or awarded by King or any other member of the King Group (it being understood that King shall not issue, allot, grant, confer, deliver, sell, pledge, dispose of, encumber or award any shares or any other rights or convertible securities to any other member of the King Group or agree to do any of the foregoing), or agreed to be issued, allotted, granted, conferred, delivered, sold, pledged, disposed of, encumbered or awarded, any shares, or any rights or securities convertible or exchangeable into, or granted a right, option, warrant, deferred stock unit, conversion right or other right to call for the issue or allotment of, any shares or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, (ii) effected any share split, share combination, reverse share split, share dividend, recapitalisation, reclassification, (iii) altered the rights attaching to any shares, (iv) any action taken to cause to be exercisable any otherwise un-exercisable option (except in accordance with the existing terms of the King Share Plans or any option granted thereunder prior to the Capitalisation Date) or (v) effected any reduction, repayment, redemption, repurchase or cancellation of share capital or share premium or capitalisation any reserves or redeemed, repurchased, redeemed or otherwise acquired any shares or other similar transaction; and

3.1.6	no litigation, arbitration proceedings, prosecution, legal proceedings or investigation by any Governmental Authority to which any member of the King Group is a party (whether as plaintiff or defendant or otherwise) having been instituted at any time up to 2 November 2015 (being the date of the Rule 2.5 Announcement) that was not disclosed (save where the consequences of such litigation, arbitration proceedings, prosecution, legal proceedings or investigation would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group);

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3.2	no Governmental Authority having instituted or implemented any action, proceeding, investigation, enquiry or suit or having made, enforced, enacted, issued or deemed applicable to the Acquisition any statute, regulation or order or having withheld any consent which would:

3.2.1	make the Acquisition or its implementation, void, illegal or unenforceable or otherwise, directly or indirectly, materially restrain, revoke, prohibit, materially restrict or delay the same or impose materially additional or different conditions or obligations with respect thereto which would, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on Activision Blizzard, ABS Partners or the King Group; or

3.2.2	result in a Material Restraint;

3.3	save as disclosed, there being no provision of any agreement, licence, permit, authorisation, franchise, facility, lease or other instrument to which any member of the King Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or subject and which, in consequence of the Acquisition, would result in any of the following (except where, in any such case, the consequences thereof would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group):

3.3.1	any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the King Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn;

3.3.2	the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the King Group or any such mortgage, charge or other security interest becoming enforceable;

3.3.3	any such agreement, licence, permit, authorisation, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the King Group thereunder, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated or adversely modified or any obligation or liability arising thereunder;

3.3.4	any assets or interests of, or any asset the use of which is enjoyed by, any member of the King Group being or failing to be disposed of or charged, or ceasing to be available to any member of the King Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the King Group otherwise than in the ordinary course of business;

3.3.5	any member of the King Group ceasing to be able to carry on business, being prohibited from carrying on business or being subject to a restriction imposing a non-compete, exclusivity or similar restrictive covenant on the King Group, in each case, in any jurisdiction in which it currently carries on business; or

3.3.6	the creation of any liability or liabilities (actual or contingent) by any member of the King Group;

unless, if any such provision exists, such provision shall have been waived, modified or amended to provide that the applicable events or circumstances as are referred

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to in the foregoing paragraphs 3.3.1 to 3.3.6 of this Part 5 (Conditions and Further Terms of the Acquisition and the Scheme) shall not arise in consequence of the Acquisition;

3.4	King having complied in all material respects with the covenants and agreements required by the Transaction Agreement to be complied with by it prior to the Sanction Date (other than any non-compliance which has been cured prior to the Sanction Date);

3.5	except where the consequences thereof would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group, all of the representations and warranties of King under the Transaction Agreement being true and correct as at 2 November 2015 (being the date of the Rule 2.5 Announcement) other than the representations and warranties of King under the Transaction Agreement that speak as of an earlier date, which representations and warranties were true and correct as of such earlier date;

3.6	King and ABS Partners having obtained or made the Clearances required to be obtained or made by the King Group or ABS Partners from the Fair Trade Commission of the Republic of Korea in connection with the Acquisition;

3.7	save as disclosed:

3.7.1	since 1 January 2015 there not having arisen any matter, event, effect, change, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the King Group;

3.7.2	the Annual Report for 2014 on file with the SEC on Form 20-F and all other King SEC Documents filed or furnished with the SEC since 1 January 2015 as of the date each was filed or furnished, not containing a misrepresentation of fact or omitting to state a fact necessary, in light of the circumstances in which it was made, to make the information contained therein not misleading, excluding any statements of a predictive or forward-looking nature made in good faith on a basis deemed reasonable by management at the time of such disclosure (save to an extent which would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group); and

3.7.3	there not being any contingent or other liability to the Knowledge of the King Group existing at any time up to 2 November 2015 (being the date of the Rule 2.5 Announcement) which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the King Group;

3.8	save as disclosed, since 2 November 2015 (being the date of the Rule 2.5 Announcement):

3.8.1	no member of the King Group being in default under the terms or conditions of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities, or of any security, surety or guarantee in respect of any facility or agreement or arrangement for the provision of loans, credit or drawdown facilities to any member of the King Group (save where such default would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group); and

3.8.2	no member of the King Group having announced, declared, set aside, paid or made any dividend, any bonus issue or made any other distribution to its shareholders (whether in cash, securities or other property) other than

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any dividends or distributions from a wholly-owned subsidiary of King to another wholly-owned subsidiary of King or to King;

3.9	save as disclosed, and save to an extent which would not, individually or in the aggregate, have or reasonably be expected to have a material adverse effect on the King Group, since 2 November 2015 (being the date of the Rule 2.5 Announcement):

3.9.1	each member of the King Group and each of their respective businesses and their respective directors and officers (in their capacities as such) having been in compliance with all applicable Laws and all applicable Orders and each member of the King Group having had all Governmental Authorisations required to lawfully operate its business as currently conducted and assuming compliance by Activision Blizzard with the provisions of the Transaction Agreement, none of the execution, delivery or performance of the Transaction Agreement or the consummation of the Acquisition having contravened or conflicted with, or resulted in a violation of, any applicable Laws (provided that, in reference to Laws relating to taxation, such Laws shall be limited to those governing the filing of tax returns, the payment and collection of taxes and the determination of amounts in respect of such filings, payments and collections) or Orders to which King or any of the assets owed by any member of the King Group is subject or contravened or conflicted with or resulted in a violation of any of the terms or requirements of, or given any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorisation that is held by any member of the King Group;

3.9.2	other than in connection with or in compliance with (i) the provisions of the Act, (ii) the Irish Takeover Panel Act and the Irish Takeover Rules, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act, (vi) any applicable requirements under the EU Merger Regulation, (vii) any applicable requirements of other Antitrust Laws, (viii) any applicable requirements of NASDAQ or the NYSE, and (ix) the terms of the Transaction Agreement by King, King not requiring any authorisation, consent or approval of, or filing with, any Relevant Authority that is necessary, under applicable Law, for the consummation by King of the Transactions, except for such authorisations, consents, approvals or filings (A) that, if not obtained or made, would not reasonably be expected to materially impede or prevent the consummation of the Acquisition or (B) as may arise as a result of facts or circumstances relating solely or primarily to Activision Blizzard or its Affiliates or Laws or Contracts binding on Activision Blizzard or its Affiliates;

3.9.3

(a)	there having been no investigation or review pending by any Governmental Body with respect to any member of the King Group or any of their businesses; and

(b)	there having been no Actions pending against any member of the King Group or any of their respective businesses, other than any lawsuits or proceedings alleging that the Transactions represent a breach of fiduciary duty of the directors of either Activision Blizzard or King or that inadequate disclosure has been made in respect of the Transaction by either the Activision Blizzard Group or the King Group;

3.9.4	except (i) as and to the extent disclosed, reflected or reserved against on the Most Recent Balance Sheet (including any notes thereto), (ii) for liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet, (iii) as expressly

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permitted or required by the Transaction Agreement or incurred in connection with the preparation and negotiation of the Transaction Agreement and/or the Transactions, including King’s associated strategic process, but in each case not involving any breach of contract, and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, no member of the King Group having incurred any material obligations or material liabilities, whether or not accrued, contingent or otherwise, that would be required by IFRS to be reflected on a consolidated balance sheet of King and its consolidated Subsidiaries (or in the notes thereto);

3.9.5	each of the Tax Returns required to be filed by or on behalf of King and each member of the King Group with any Tax Authorities in respect of any material Tax liabilities: (i) having been timely filed (after giving effect to any valid extensions of time in which to make such filing); and (ii) being accurate and complete in all material respects;

3.9.6	all income or other Taxes payable by or on behalf of each member of the King Group having been timely paid (other than Taxes contested in good faith by appropriate proceedings under circumstances in which the taxpayer is lawfully permitted to delay or refrain from paying such Taxes pending the outcome of such contest and for which sufficient reserves have been established in accordance with IFRS) and no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by King or any member of the King Group with respect to any Tax having arisen;

3.9.7	no member of the King Group having become bound by any Order specifically applicable to any member of the King Group that would (i) require any member of the King Group to grant to any third party any licence, covenant not to sue, release, immunity or other right with respect to any material King Intellectual Property; or (ii) affect any of the material terms or conditions of any licence, covenant not to sue, release, immunity or other right that any member of the King Group has granted, grants, may grant or must grant with respect to any material King Intellectual Property;

3.9.8	no member of the King Group and none of the King Products or King Product Software having infringed (directly, contributorily, by inducement or otherwise), misappropriated, or otherwise violated any Intellectual Property Right of any other Person, and no member of the King Group having agreed to sell, lease, exclusively licence, transfer, exchange, swap or otherwise dispose of, or to subject to any Encumbrance (other than Permitted Encumbrances), any of its material Intellectual Property (other than (i) non-exclusive intellectual property licences in connection with product development, publishing or brand licencing for the benefit of King, or exclusive intellectual property licences in connection with brand licences, in each case in the ordinary course of business consistent with past practice; or (ii) for transactions among King and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice);

3.9.9	no member of the King Group (i) having become aware that any of the King Product Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other similar code, in each case, having resulted in any of the following, or any other code designed or intended to have any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorised access to, a computer system or network or other device on

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which such code is stored or installed; or (b) damaging or destroying any data or file without the user’s consent, or (ii) having received a written claim from a third party that any Material King Product incorporates, is integrated with, or, links to any Open Source Software in such a manner that requires any member of the King Group to distribute any proprietary source code for such King Product under the terms of an Open Source Software licence;

3.9.10	no material source code for any King Product Software having been delivered, licensed or made available to any escrow agent or other Person (other than (i) to employees of the King Group or other King Associates, in each case, provided in the course of his, her or its employment or engagement by any member of the King Group for the benefit of such member of the King Group; or (ii) otherwise pursuant to Contracts entered into in the ordinary course of business consistent with past practice); and

3.9.11	no member of the King Group having incurred any duty or obligation (whether present, contingent or otherwise) to deliver, licence or make available the source code for any material King Product Software to any escrow agent or other Person; and

3.10	the Transaction Agreement not having been terminated in accordance with its terms.

PART B

1.	Definitions

For the purposes of this Part 5:

1.1	“Action” means any lawsuit, claim, complaint, action or proceeding before any Relevant Authority;

1.2	“Affiliate” means in relation to any person, another person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

1.3	“Antitrust Laws” means the HSR Act, the EU Merger Regulation and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade or to regulate foreign investment;

1.4	“Capitalisation Date” means 28 October 2015;

1.5	“Clearances” means all consents, licences, authorisations, clearances, approvals, permissions, permits, non-actions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party;

1.6	“Contract” means any legally binding written, oral or other agreement, amendment, contract, subcontract, lease, understanding, instrument, note, debenture, indenture, warrant, option, warranty, purchase order, licence, sublicense, insurance policy or other similar legally binding commitment or undertaking of any nature;

1.7	“Copyrights” means any and all U.S. and foreign copyrights, mask works and all other rights with respect to Works of Authorship and all registrations thereof, applications therefor, and renewals, extensions and reversions thereof (including

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moral and economic rights, however denominated);

1.8	“Databases” shall have the meaning given to that term in the definition of Intellectual Property;

1.9	“disclosed” means (A) fairly and accurately disclosed in the King Disclosure Letter furnished to ABS Partners on 2 November 2015 (being the date of the Rule 2.5 Announcement); or (B) contained in King SEC Documents filed or furnished with the SEC since 1 January 2015, and publicly available as at the date which is five days prior to 2 November 2015 (being the date of the Rule 2.5 Announcement) but excluding any forward-looking disclosures set forth in any “risk factors” section of the Rule 2.5 Announcement, any disclosures in any “forward-looking statements” section or any other disclosures included therein to the extent they are predictive or forward-looking in nature; or (C) contained in any announcement delivered by King to a Regulatory Information Service since 1 January 2015, and publicly available as at the date which is five days prior to 2 November 2015 (being the date of the Rule 2.5 Announcement); or (D) contained in the Rule 2.5 Announcement;

1.10	“Domain Names” shall have the meaning given to that term in the definition of Intellectual Property;

1.11	“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, pre-emptive right, community property interest or other similar restriction on (i) the voting of any security; (ii) the possession or transfer of any security or other asset; (iii) the receipt of any income derived from any asset; or (iv) use of any asset;

1.12	“EU Merger Regulation” has the meaning given to such expression in paragraph 3.1.1 of Part A of this Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme);

1.13	“Governmental Authorisation” means any consent, approval, order, waiver, permit, licence, permission, clearance, registration, qualification or authorisation issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any applicable Law (including any of the foregoing that relate to export control);

1.14	“Governmental Authority” means, in any jurisdiction in which a member of the King Group currently carries on a material part of the business of the King Group, any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) governmental or quasi-governmental authority commission, board, body, bureau, or other regulatory authority, agency of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, centre, organisation, unit, body or entity, any court or other tribunal or any competition, antitrust, foreign investment review or supervisory body, central bank or other governmental, trade or regulatory agency or body and any stock exchange or self-regulatory organisation or authority);

1.15	“Governmental Body” means any Irish, United States, foreign or supranational, federal, state, local or other governmental or regulatory authority or agency in any jurisdiction;

1.16	“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

1.17	“Intellectual Property” means any and all: (i) Technology; (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) models, devices, prototypes, schematics and

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development tools; (iv) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works and other works of authorship and copyrightable subject matter (“Works of Authorship”); (v) databases and other compilations and collections of data or information (“Databases”); (vi) any and all U.S. and foreign trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing (“Trademarks”); (vii) domain names, uniform resource locators and other names and locators associated with the Internet including social media accounts (“Domain Names”); and (viii) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information;

1.18	“Intellectual Property Rights” means any and all rights, licences, entitlements and interests, whether registered or unregistered or capable of registration, in and to any and all Intellectual Property;

1.19	“King Associate” means any current employee, independent contractor, consultant or director of or to any member of the King Group;

1.20	“King Disclosure Letter” means the disclosure letter delivered by King to Activision Blizzard on the date of the Transaction Agreement;

1.21	“King Intellectual Property” means any and all Intellectual Property Rights that are owned (solely or jointly) by, or exclusively licensed to, any member of the King Group (or that any member of the King Group claims or purports to own);

1.22	“King Product” means any current product or service made, sold or licensed by any member of the King Group;

1.23	“King Product Software” means any Software in which the Copyrights are owned (or claimed or purported to be owned) by any member of the King Group and contained or included in, or provided with any King Product;

1.24	“King SEC Documents” means all forms, documents and reports (including exhibits and other information incorporated therein) filed or furnished by King with the SEC;

1.25	“Knowledge” means the knowledge, after due inquiry, of the executive officers of King listed in Section 1.1 of Part A of the King Disclosure Letter and all employees of any member of the King Group with a title of Senior Vice President or above;

1.26	“Law” means any applicable federal, state, local, municipal, foreign, supranational or other law, statute, constitution, principle of common law, resolution, ordinance, code, agency requirement, licence, permit, edict, binding directive, decree, rule, regulation, judgment, order, injunction, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body or Relevant Authority (or under the authority of NASDAQ or the NYSE, as applicable);

1.27	“Material King Products” means the following games: Candy Crush Saga, Farm Heroes Saga, Pet Rescue Saga, Candy Crush Soda Saga and Bubble Witch 2 Saga;

1.28	“Material Restraint” means any requirement of any entity (including its Subsidiaries) (a) to divest, hold separate or otherwise take any action that limits such entity’s freedom of action, ownership or control with respect to, or its ability to retain or hold, directly or indirectly, any of its businesses, assets, equity interests, product lines or properties or any equity interest in any joint venture held by such entity, (b) to licence any Intellectual Property of the Activision Blizzard Group or any material King Intellectual Property or to grant any third-party access for marketing purposes to the

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player networks of any member of the Activision Blizzard Group or the King Group, (c) that would reasonably be expected to impose any limitation on or result in a material delay in the ability of ABS Partners to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, King or any member of the King Group or on the ability of any member of the King Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the King Group, (d) that would impose a limitation on the ability of Activision Blizzard or its Subsidiaries to integrate or co-ordinate its business, or any part of it, with the business of the King Group, or (e) that would result in a member of the Activision Blizzard Group or the King Group ceasing to be able to carry on business in any jurisdiction in which it does at the date of the Rule 2.5 Announcement;

1.29	“Most Recent Balance Sheet” means the unaudited consolidated balance sheet of King and its consolidated Subsidiaries as of 30 June 2015 included in King’s Form 6-K furnished with the SEC on 14 August 2015;

1.30	“Open Source Software” means Software or similar subject matter that is generally available under any licence approved by the Open Source Initiative, or that meets the Open Source Definition (www.opensource.org/osd.html) or the Free Software Definition (http://www.gnu.org/philosophy/free-sw.html), such as the GNU General Public License, GNU Lesser General Public License, Apache License, New BSD License, MIT License, and Common Public License;

1.31	“Orders” means all applicable orders, rulings, decrees, writs, injunctions, judgments or arbitration awards of any court or arbitrator or of any Governmental Body;

1.32	“Permitted Encumbrances” means any Encumbrance:

1.32.1	for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or which may hereafter be paid without penalty or for which adequate accruals or reserves have been established in accordance with IFRS (where required);

1.32.2	which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice;

1.32.3	which is disclosed on the most recent consolidated balance sheet of King (or Activision Blizzard, as the context requires) or notes thereto or securing liabilities reflected on such balance sheet;

1.32.4	which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of King (or Activision Blizzard, as the context requires); or

1.32.5	which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used;

1.33	“Regulatory Information Service” means a regulatory information service as defined in the Irish Takeover Rules;

1.34	“Relevant Authority” means any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, bureau, arbitrator, arbitration panel, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust, foreign investment review or supervisory

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body, central bank or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Panel, the High Court and the SEC;

1.35	“Sanction Date” has the meaning given to such expression in paragraph 2.3 of Part A of this Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme);

1.36	“Securities Act” means the U.S. Securities Act of 1933, as amended;

1.37	“Software” means all (i) computer programs and other software, including software implementations of algorithms, models and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerised Databases, including all data and information included in such Databases; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools and other materials used to design, plan, organise and develop any of the foregoing; and (v) documentation associated with any of the foregoing;

1.38	Takeover Offer Documents” means if following the date of the Rule 2.5 Announcement, Activision Blizzard elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6 of the Transaction Agreement, the documents to be dispatched to King Shareholders and others by ABS Partners containing, amongst other things, the Takeover Offer, these Conditions (save insofar as not appropriate in the case of a Takeover Offer, and as amended in such manner as Activision Blizzard and King shall determine, and the Panel shall agree, to be necessary to reflect the terms of the Takeover Offer) and certain information about Activision Blizzard, ABS Partners and King and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

1.39	“Tax” means all national, federal, state, local or other tax imposed by the United States, Ireland, and any other Relevant Authority or Tax Authority, including income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, universal social charge, pay related social insurance and other similar contributions, sales, employment, unemployment, disability, use, property, gift tax, inheritance tax, unclaimed property, escheat, withholding, excise, production, value added, goods and services, trading, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, surcharges and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not;

1.40	“Tax Authority” means any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to Taxes or for making any decision or ruling on any matter relating to Tax (including the U.S. Internal Revenue Service and the Irish Revenue Commissioners);

1.41	“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, or information, including any amendments thereof, filed with, or required to be filed with, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax;

1.42	“Technology” means all Software, designs (including circuit designs and layouts), semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, procedures, methods,

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techniques, ideas, know-how, Patents, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), discoveries, apparatus, creations, improvements, Works of Authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology;

1.43	“Trademarks” shall have the meaning given to that term in the definition of Intellectual Property;

1.44	“Transactions” means the transactions contemplated by the Transaction Agreement, including the Acquisition; and

1.45	“Works of Authorship”, shall have the meaning given to that term in the definition of Intellectual Property.

2.	Any references in the Conditions to a Condition being “satisfied” upon receipt of any order, clearance, approval or consent from a Governmental Authority shall be construed as meaning that the foregoing have been obtained, or where appropriate, made, terminated or expired in accordance with the relevant Condition.

3.	Subject to the requirements of the Panel, ABS Partners reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the Conditions except for the Conditions set out in paragraphs 1, 2 and 3.1.1 of Part A of this Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme).

4.	The Scheme will lapse unless it is effective on or prior to the End Date or such later date (if any) as King and ABS Partners may agree and (if required) the Panel and the High Court may allow.

5.	If ABS Partners is required to make an offer for King Shares under the provisions of Rule 9 of the Irish Takeover Rules, ABS Partners may make such alterations to any of the Conditions set out above as are necessary to comply with the provisions of that Rule.

6.	As required by Rule 12 (b)(i) of the Irish Takeover Rules, to the extent that the Acquisition would give rise to a concentration with an EU dimension within the scope of the EU Merger Regulation, the Acquisition shall, except as otherwise approved by the Panel, lapse if the European Commission initiates proceedings in respect of that concentration under Article 6(1)(c) of the EU Merger Regulation or refers the concentration to a competent authority of a Member State under Article 9(1) of the EU Merger Regulation prior to the date of the Court Meeting.

7.	ABS Partners reserves the right, subject to the consent of the Panel, to elect to implement the Acquisition by way of a Takeover Offer as described in Clause 3.6 of the Transaction Agreement. Without limiting Clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are as least as favourable to the King Shareholders (except for an acceptance condition set at 80% of the nominal value of the King Shares to which such an offer relates and which are not already in the beneficial ownership of ABS Partners so far as applicable) as those which would apply in relation to the Scheme.

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Part 6

INFORMATION ON ACTIVISION BLIZZARD AND ABS PARTNERS

1.	Incorporation and Registered Office

Activision, Inc. was originally incorporated in California in 1979 and was reincorporated in Delaware in December 1992. On 9 July 2008, a business combination (the “Business Combination”) by and among Activision, Inc., Sego Merger Corporation, a wholly-owned subsidiary of Activision, Inc., Vivendi S.A. (“Vivendi”), VGAC LLC, a wholly-owned subsidiary of Vivendi , and Vivendi Games, Inc. (“Vivendi Games”), a wholly-owned subsidiary of VGAC LLC, was consummated. As a result of the consummation of the Business Combination, Activision, Inc. was renamed Activision Blizzard, Inc., Activision Blizzard is a public company traded on NASDAQ under the ticker symbol “ATVI”.

Activision Blizzard’s registered office is at 2711 Centerville Road, Suite 400, Wilmington, DE, 19808, United States.

2.	Directors

The names of the Activision Blizzard Directors and their respective functions are as follows:

Name	Position
Brian G. Kelly	Chairman of the Board, Activision Blizzard
Robert A. Kotick	President and CEO, Activision Blizzard
Robert J. Corti	Non-executive Director
Barry Meyer	Non-executive Director
Robert J. Morgado	Non-executive Director
Peter Nolan	Non-executive Director
Elaine Wynn	Non-executive Director
Hendrik J. Hartong III	Non-executive Director
Casey Wasserman	Non-executive Director

The sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) is Chris B. Walther, Chief Legal Officer, Activision Blizzard.

3.	Financial Information and Activities and confirmation by Goldman Sachs

In 2013, Activision Blizzard delivered earnings per share of U.S.$0.95, down approximately 6% from 2012. In 2013, Activision Blizzard also generated GAAP revenue of U.S.$4.6 billion, GAAP net income of U.S.$1.0 billion, digital revenues of U.S.$1.6 billion that represented 34% of total GAAP revenues and operating cash flow of U.S.$1.3 billion.  The net assets of Activision Blizzard as of 31 December 2013 were U.S.$6.622 billion.

In 2014, Activision Blizzard delivered earnings per share of U.S.$1.13, up approximately 19% from 2013. In 2014, Activision Blizzard also generated GAAP revenue of U.S.$4.4 billion, GAAP net income of U.S.$835 million, digital revenues of U.S.$1.9 billion that represented 43% of total GAAP revenues and operating cash flow of U.S.$1.3 billion.  The net assets of Activision Blizzard as of 31 December 2014 were U.S.$7.233 billion.

For the nine months ended 30 September 2015, Activision Blizzard delivered earnings per share of U.S.$0.98, up approximately 53% from the nine months ended 30 September 2014.

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For the nine months ended 30 September 2015, Activision Blizzard also generated GAAP revenue of U.S.$3.3 billion, GAAP net income of U.S.$733 million, digital revenues of U.S.$1.8 billion that represented 54% of total GAAP revenues and operating cash flow of U.S.$163 million.  The net assets of Activision Blizzard as of 30 September 2015 were U.S.$7.989 billion.

The Consideration payable by Activision Blizzard under the terms of the Acquisition will be funded from approximately U.S.$3.6 billion of cash on the balance sheet of the Activision Blizzard Group and by an incremental term loan committed by Bank of America Merrill Lynch and Goldman Sachs Bank USA, as incremental lenders, under Activision Blizzard’s existing credit agreement in the amount of U.S.$2.3 billion.

Goldman Sachs, financial adviser to Activision Blizzard and ABS Partners, is satisfied that sufficient resources are available to ABS Partners to satisfy in full the consideration payable to King Shareholders under the terms of the Acquisition.

4.	Interests in the share capital of Activision Blizzard and, following the Effective Date, King

Based on the information that is available to Activision Blizzard as at the Latest Practicable Date with respect to interests in the share capital of Activision Blizzard, following the Effective Date, the following persons as shareholders of Activision Blizzard will have a direct or indirect interest in 5% or more of the relevant securities of King:

Name	Address
ASAC II LP	c/o Northern Trust Private Equity Administration, Department 2008, 801 South Canal, Chicago, Illinois 60607, USA
BlackRock, Inc.	55 East 52nd Street, New York, New York 10022, USA
FMR LLC	245 Summer Street, Boston, Massachusetts 02210, USA
Vivendi	42 avenue de Friedland, 75380 Paris Cedex 08, France

ABS PARTNERS

1.	Establishment and Registered Office

ABS Partners, a wholly-owned subsidiary of Activision Blizzard, is a partnership formed in the Netherlands for the purpose of making the Acquisition.

Its official seat is in Amsterdam, the Netherlands and it is registered with the Dutch trade register under number 64357767. It also has a legal and partnerships information number (Rechtspersonen en Samenwerkingsverbanden Informatienummer or “RSIN”) 855631405. Its registered address is at Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

2.	General Partner

ABS Partners I, LLC, a company existing under the state laws of the State of Delaware, USA, is the general partner of ABS Partners.

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3.	Financial Information and Activities

ABS Partners has not conducted any business at any time since it was formed, nor has it entered into any obligations other than in connection with the Acquisition and the financing thereof.

4.	Interests in the Share Capital of ABS Partners and, following the Effective Date, King

Following the Effective Date, 100% of the relevant securities of King will be held by ABS Partners.

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Part 7

FINANCIAL INFORMATION RELATING TO KING

Historically the King Group’s business was conducted through MIHC. On 25 March 2014 prior to the admission of the King Shares to trading on the NYSE, King acquired the entire issued share capital of MIHC through a share-for-share exchange.

The consolidated statements of financial position and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows of King and its subsidiaries at 31 December 2013 and 31 December 2012 and the results of its operations and its cash flows for the years ended 31 December 2013 and 2012 (including the notes thereto) in which the share-for-share exchange transaction (described in paragraph 5.3 of Part 8 (Additional Information) of this document was retrospectively reflected are incorporated by reference into this document from King’s prospectus filed with the SEC pursuant to Rule 424(b)(4) on 27 March 2014 and may be accessed at https://www.sec.gov/Archives/edgar/data/1580732/000119312514117078/d564433d424b4.htm.

The consolidated statements of financial position and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows of King and its subsidiaries at 31 December 2014 and the results of its operations and its cash flows for the year ending 31 December 2014 are incorporated by reference into this document from King’s annual report for the fiscal year ended 31 December 2014 filed with the SEC on 13 February 2015 and may be accessed at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf.

The King Group’s consolidated unaudited statements of operations, comprehensive income, financial position, changes in equity and cash flows in each case as at, or for the nine months ended 30 September 2015 are also incorporated by reference into this document from King’s report on Form 6-K furnished to the SEC on 5 November 2015 and can be accessed at http://investor.king.com/files/doc_financials/2015/Q3/Form-6-K.pdf.

A King Shareholder of record may request a copy of the above financial information in hard copy form free of charge by emailing ir@king.com or by writing to King Digital Entertainment plc, c/o William Fry, 2 Grand Canal Square, Dublin 2, Ireland, and quoting reference DMF/PWW. Any written requests must include the identity of the King Shareholder and hard copy documents will be posted to the address set out in the written request. A hard copy of these documents will not be sent to any King Shareholder unless requested.

In order to ensure timely delivery of documents, King Shareholders of record must make their request no later than 5 Business Days prior to the date of the Meetings.

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The following table is intended to allow King Shareholders easily identify information in relation to King that is incorporated by reference:

Information	Source
Turnover and net profit or loss before taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends, and earnings and dividends per share for the last 3 financial years and in respect of the most recent interim statement made since the last published audited accounts
Annual report on Form 20-F for the period ended 31 December 2014, page nos. F-3, F-38 and F-40 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).

Report on Form 6-K for the period ended 30 September 2015 page nos. 3 & 6 (available at http://investor.king.com/files/doc_financials/2015/Q3/Form-6-K.pdf).
A statement of net assets and liabilities shown in the latest published audited accounts	Annual report on Form 20-F for the period ended 31 December 2014, page no. F-5 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).
A cash flow statement if provided in the last published audited accounts	Annual report on Form 20-F for the period ended 31 December 2014, page no. F-7 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).
Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	Annual report on Form 20-F for the period ended 31 December 2014, page nos. F-8 to F-19 (available at http://investor.king.com/files/Form-20-F_v001_r027z2.pdf).

Report on Form 6-K for the period ended 30 September 2015, page no. 8 (available at http://investor.king.com/files/doc_financials/2015/Q3/Form-6-K.pdf).

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Part 8

ADDITIONAL INFORMATION

1.	Responsibility

1.1	The King Directors (whose names are set out in paragraph 2 of this Part 8 (Additional Information) accept responsibility for the information contained in this document other than information relating to Activision Blizzard, ABS Partners, the Activision Blizzard Group, the Activision Blizzard Directors, the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) and members of their immediate families, related trusts and persons connected with them for which the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) accept responsibility. To the best of the knowledge and belief of the King Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

1.2	The Activision Blizzard Directors (whose names are set out in paragraph 2 of Part 6 (Information on Activision Blizzard and ABS Partners) of this document and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) accept responsibility for the information contained in this document relating to Activision Blizzard, ABS Partners, the Activision Blizzard Group, the Activision Blizzard Directors, the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) and their immediate families, related trusts and persons connected with them for which the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC accept responsibility. To the best of the knowledge and belief of the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and Registered Office

The names of the King Directors and their respective functions are as follows:

Name	Position
Riccardo Zacconi	Chief Executive Officer
Sebastian Knutsson	Chief Creative Officer
Stephane Kurgan	Chief Operating Officer
Gerhard Florin	Non-executive Chairman
Roy Mackenzie	Non-executive Director
Andrew P Sillitoe	Non-executive Director
E Stanton McKee Jr	Non-executive Director
Robert S Cohn	Non-executive Director

The registered office of King Digital Entertainment plc is 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland.

3.	Market Quotations

The following table shows the Closing Price of a King Share (i) on the first Trading Day in each of the six months prior to the date of this document, (ii) on 30 October 2015 (the last Business Day prior to the commencement of the Offer Period) and (iii) on the Latest Practicable Date.

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Date	Closing Price (U.S.$)
1 June 2015	14.87
1 July 2015	14.11
3 August 2015	15.61
1 September 2015	13.41
1 October 2015	13.48
30 October 2015	14.96
2 November 2015	15.54
Latest Practicable Date	17.67

4.	Shareholdings and Dealings

4.1	Definitions

For the purposes of this paragraph 4:

4.1.1	Two or more persons are deemed to be acting in concert if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at:

(a)	either:

(i)	the acquisition by any one or more of them of securities in the relevant company concerned; or

(ii)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(b)	either:

(i)	acquiring control of the relevant company concerned; or

(ii)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and ‘acting in concert’ shall be construed accordingly;

4.1.2	arrangement means any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which is or may be an inducement to deal or refrain from dealing in such securities;

4.1.3	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate not less than 30% of the voting rights in that company;

4.1.4	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

4.1.5	disclosure date means 27 November 2015, being the latest practicable date before the posting of this document;

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4.1.6	disclosure period means the period commencing on 2 November 2014 (being the date 12 months before the commencement of the Offer Period) and ending on the disclosure date;

4.1.7	exempt fund manager means a discretionary fund manager which has been recognised by the Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the Panel and of the withdrawal of such recognition;

4.1.8	exempt principal trader means a principal trader who is recognised by the Panel as an exempt principal trader for the purposes of the Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the Panel of the withdrawal of such recognition;

4.1.9	interest in or interested in a relevant security means:

(a)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”:

(i)	that person shall be deemed to have an “interest”, or to be “interested”, in a relevant security if and only if he or she has a long position in that security; and

(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(b)

(i)	A person shall be deemed to have a long position in a relevant security for the purposes of paragraph (a) if he or she directly or indirectly:

(A)	owns that security; or

(B)	has the right or option to acquire that security or to call for its delivery; or

(C)	is under an obligation to take delivery of that security; or

(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (A) to (D) above applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security increases; or

(F)	will be economically disadvantaged if the price of that security decreases, irrespective of:

ο	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; or

ο	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and,

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where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (B) or (C) above, be treated as having an interest in the Relevant Securities that are the subject of the irrevocable commitment;

(ii)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (a) if he or she directly or indirectly:

(A)	has the right or option to dispose of that security or to put it to another person; or

(B)	is under an obligation to deliver that security to another person; or

(C)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (A) to (C) above applies to that person if he or she:

(D)	will be economically advantaged if the price of that security decreases; or

(E)	will be economically disadvantaged if the price of that security increases, irrespective of:

ο	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; or

ο	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

4.1.10	relevant period means the period commencing on 2 November 2015 and ending on the disclosure date;

4.1.11	relevant securities means relevant Activision Blizzard securities or relevant King securities, as appropriate, and relevant security shall be construed accordingly;

4.1.12	relevant King securities, in relation to King, shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(a)	securities of King which are the subject of the Scheme or the Acquisition or which confer voting rights;

(b)	equity share capital of King; and

(c)	securities or any other instruments of King conferring on their holders rights to convert into or to subscribe for any new securities of the foregoing categories; and

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4.1.13	relevant securities of Activision Blizzard and ABS Partners, in relation to Activision Blizzard and ABS Partners, shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(a)	equity share capital of Activision Blizzard and ABS Partners; and

(b)	securities or any other instruments of Activision Blizzard and ABS Partners conferring on their holders rights to convert into or to subscribe for equity share capital of Activision Blizzard and ABS Partners, and references to such “relevant securities of Activision Blizzard and ABS Partners” shall include references to securities of any holding company of Activision Blizzard and ABS Partners.

4.2	Interests and short positions in relevant King securities

4.2.1	As at the close of business on the disclosure date, the King Directors (including persons connected with them (within the meaning of the Act)) were interested in the following relevant King securities (excluding King Options and King RSUs, which are disclosed in paragraph 4.2.2 below):

Name	Number of King Shares
Riccardo Zacconi	31,026,346
Sebastian Knutsson	17,185,532
Stephane Kurgan	8,370,159
Gerhard Florin	1,102,033
Roy Mackenzie	-
Andrew Sillitoe	-
E Stanton McKee Jr	-
Robert S Cohn	238,000

4.2.2	As at the close of business on the disclosure date, the following options or rights over King Shares have been granted to the following King Directors (including persons connected with them within the meaning of the Act) under the King Share Plans and remain outstanding:

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Director	No. of Options	Exercise Price (U.S.$)	Commencement Date for Vesting of Options	Expiry Date
Riccardo Zacconi	1,500,000	7.46	1 January 2016	12 November 2023
	1,500,000	7.46	n/a (performance based)	12 November 2023
	426,000	15.90	16 February 2016	15 February 2025
	142,000	0.00008	16 February 2016	16 February 2019
	45,000	0.00008	16 February 2016	16 February 2019
Stephane Kurgan	7,422,180	31.37	1 April 2014	1 October 2023
	1,000,000	7.46	7 March 2015	31 January 2024
	1,000,000	7.46	26 March 2014 (performance based)	31 January 2024
	285,000	15.90	16 February 2016	15 February 2026
	95,000	0.00008	16 February 2016	15 February 2026
	30,000	0.00008	16 February 2016	16 February 2019
Sebastian Knutsson	1,332,500	7.46	1 October 2014	12 November 2023
	1,000,000	7.46	n/a (performance based)	12 November 2023
	285,000	15.90	16 February 2016	15 February 2025
	95,000	0.00008	16 February 2016	16 February 2019
	30,000	0.00008	16 February 2016	16 February 2019
Gerhard Florin	18,750	7.46	1 January 2015	22 January 2024
	6,400	0.00008	18 May 2016	18 May 2019
	19,200	17.76	18 May 2016	5 November 2025
E Stanton McKee Jr	125,000	7.46	1 June 2014	4 December 2023
	50,000	7.46	1 August 2014	4 December 2023
	6,400	0.00008	18 May 2016	18 May 2019
	19,200	17.76	18 May 2016	5 November 2025
Robert Cohn	6,400	0.00008	18 May 2016	18 May 2019
	19,200	17.76	18 May 2016	5 November 2025

4.2.3	Save as disclosed in paragraphs 4.2.1 and 4.2.2 above, as at the close of business on the disclosure date, no King Director (including persons connected with them (within the meaning of the Act)) was interested, or held any short positions, in any relevant King securities.

4.2.4	As at the close of business on the disclosure date, no member of the King Group or any associated company of King was interested, or held any short positions, in any relevant King securities.

4.2.5	As at the close of business on the disclosure date, Bellaria Holding S.à r.l. was interested in the following relevant King securities and held no short positions in any relevant King securities:

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Name	Number of King Shares
Bellaria Holding S.à r.l.	140,962,567

4.2.6	As at the close of business on the disclosure date, no trustee of any pension scheme (other than an industry-wide scheme) in which King or any subsidiary of King participates was interested, or held any short positions, in any relevant King securities.

4.2.7	As at the close of business on the disclosure date, no fund manager (including an exempt fund manager) connected with King was interested, or held any short positions, in any relevant King securities.

4.2.8	As at the close of business on the disclosure date, neither J.P. Morgan (financial adviser to King) nor any person controlling, controlled by, or under the same control as J.P. Morgan, was interested, or held any short positions, in any relevant King securities other than as an exempt principal trader or an exempt fund manager.

4.2.9	As at the close of business on the disclosure date, no partner or member of the professional staff of PricewaterhouseCoopers LLP (King’s auditor) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of King or who has been engaged in those affairs since 2 November 2013 was interested, or held any short positions, in any relevant King securities.

4.2.10	As at the close of business on the disclosure date, no partner or member of the professional staff of William Fry (Irish legal adviser to King) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of King or who has been engaged in those affairs since 2 November 2013 was interested, or held any short positions, in any relevant King securities.

4.2.11	As at the close of business on the disclosure date, other than Mr Mark Stevens, who holds 7,326 King Ordinary Shares, no partner or member of the professional staff of Fenwick & West LLP (U.S. legal adviser to King) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of King or who has been engaged in those affairs since 2 November 2013, was interested, or held any short positions, in any relevant King securities.

4.2.12	As at the close of business on the disclosure date, Innisfree (King’s proxy solicitor) was not interested, and held no short positions, in any relevant King securities.

4.2.13	Save as disclosed in this paragraph 4.2, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with King was interested, or held any short positions, in any relevant King securities.

4.2.14	Save as disclosed in this paragraph 4.2, as of the close of business on the disclosure date, no person with whom King or any person acting in concert with King has any arrangement was interested, or held any short positions, in any relevant King securities.

4.2.15	During the disclosure period, King has redeemed the following relevant King securities:

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Nature of transaction	Quantity	Date	Maximum Price (U.S.$)	Minimum Price (U.S.$)
Redemption	186,702	11/2/2015	13.70	13.34
Redemption	6,782	12/2/2015	13.55	13.31
Redemption	224,782	20/2/2015	16.27	15.87
Redemption	225,255	23/2/2015	16.19	15.74
Redemption	225,255	24/2/2015	16.08	15.96
Redemption	223,801	25/2/2015	16.36	15.75
Redemption	239,574	26/2/2015	16.17	15.91
Redemption	238,058	27/2/2015	16.24	15.83
Redemption	177,484	4/2/2015	13.66	13.09
Redemption	187,524	5/2/2015	13.36	13.06
Redemption	187,505	9/2/2015	13.56	13.38
Redemption	371,508	10/3/2015	14.96	14.54
Redemption	371,508	11/3/2015	14.80	14.40
Redemption	418,723	12/3/2015	14.90	14.30
Redemption	418,723	13/3/2015	14.80	14.44
Redemption	418,723	16/3/2015	14.82	14.66
Redemption	418,723	18/3/2015	14.91	14.56
Redemption	239,078	2/3/2015	16.25	16.00
Redemption	247,303	20/3/2015	14.99	14.84
Redemption	261,554	23/3/2015	14.91	14.69
Redemption	252,291	24/3/2015	14.84	14.54
Redemption	157,362	26/3/2015	15.08	14.90
Redemption	239,341	3/3/2015	16.25	15.90
Redemption	169,894	30/3/2015	14.99	14.82
Redemption	157,819	31/3/2015	15.30	14.70
Redemption	247,000	5/3/2015	15.20	14.82
Redemption	367,962	6/3/2015	14.97	14.72
Redemption	371,508	9/3/2015	14.93	14.63
Redemption	126,000	21/4/2015	17.45	17.11
Redemption	126,000	22/4/2015	17.25	16.85
Redemption	118,452	23/4/2015	17.48	17.14
Redemption	118,932	24/4/2015	17.49	17.09
Redemption	119,238	27/4/2015	17.26	17.06
Redemption	117,909	28/4/2015	17.23	16.69
Redemption	144,580	6/4/2015	16.25	15.69
Redemption	126,460	9/4/2015	16.55	16.22

4.2.16	During the disclosure period, King acquired the following relevant King securities from employees who have left King’s employment in accordance with the terms of subscription of such King Shares:

Nature of transaction	Quantity	Date	Price
Purchase	34,147	12/10/2015	0
Purchase	6,250	12/10/2015	0
Purchase	5,469	16/06/2015	0
Purchase	170,732	13/04/2015	0

4.2.17	As at the close of business on the disclosure date, neither Activision Blizzard, ABS Partners, any member of the Activision Blizzard Group nor any associated company of Activision Blizzard or ABS Partners was interested, or held any short positions, in any relevant King securities.

4.2.18	As at the close of business on the disclosure date, none of the directors (or, where relevant, managers) of Activision Blizzard or ABS Partners (including persons

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connected with them (within the meaning of the Act)) was interested, or held any short positions, in any relevant King securities.

4.2.19	As at the close of business on the disclosure date, no trustee of any pension scheme (other than an industry-wide scheme) in which Activision Blizzard, any subsidiary of Activision Blizzard or ABS Partners participates was interested, or held any short positions, in any relevant King securities.

4.2.20	As at the close of business on the disclosure date, no fund manager (including an exempt fund manager) connected with Activision Blizzard or ABS Partners was interested, or held any short positions, in any relevant King securities.

4.2.21	As at the close of business on the disclosure date, neither Goldman Sachs (financial adviser to Activision Blizzard and ABS Partners) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Goldman Sachs, was interested, or held any short positions, in any relevant King securities, save for the following relevant King securities:

Name	Number of King Shares
Goldman, Sachs & Co.	216,663 Equity Ordinary
Goldman, Sachs & Co.	-258,800 Call Option 278,000 Put Option
Goldman, Sachs & Co.	235,420 CFD Ordinary
Goldman, Sachs & Co.	14,855 Equity Swap Ordinary

4.2.22	As at the close of business on the disclosure date, neither Bank of America Merrill Lynch (a further financial adviser to Activision Blizzard and ABS Partners) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Bank of America Merrill Lynch, was interested, or held any short positions, in any relevant King securities.

4.2.23	As at the close of business on the disclosure date, no partner or member of the professional staff of Mason Hayes & Curran (Irish legal adviser to Activision Blizzard and ABS Partners) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of Activision Blizzard and ABS Partners or who has been engaged in those affairs since 2 November 2013 was interested, or held any short positions, in any relevant King securities.

4.2.24	As at the close of business on the disclosure date, no partner or member of the professional staff of Debevoise & Plimpton LLP (U.S. legal adviser to Activision Blizzard and ABS Partners) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of Activision Blizzard and ABS Partners or who has been engaged in those affairs since 2 November 2013, was interested, or held any short positions, in any relevant King securities.

4.2.25	As at the close of business on the disclosure date, no partner or member of the professional staff of Allen & Overy (antitrust legal adviser to Activision Blizzard and ABS Partners) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of Activision Blizzard and ABS Partners or who has been engaged in those affairs since 2 November 2013, was interested, or held any short positions, in any relevant King securities.

4.2.26	Save as disclosed in this paragraph 4.2, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Activision Blizzard or ABS Partners was interested, or held any short positions, in any relevant King securities.

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4.2.27	As at the close of business on the disclosure date, Mr Thomas Hartwig, who has given an Irrevocable Undertaking to Activision Blizzard and ABS Partners to vote in favour of the Scheme, was interested in 6,145,099 relevant King securities and had been granted the following options over or awards of King Shares which remain outstanding:

No. of Options	Exercise Price (U.S.$)	Commencement Date for Vesting of Options	Expiry Date
500,000	7.46	1 October 2014	12 November 2023
62,894	0.00008	10 February 2016	19 February 2019
3,951	0.00008	10 February 2016	19 February 2019

4.2.28	As at the close of business on the disclosure date, Messrs Robert Miller, Marcus Jacobs, Tjodolf Sommestad and Nicholas Matthew Pointon and Mmes Frances Williams and Jill Kyne, who have given Linked Share Irrevocable Undertakings to Activision Blizzard and ABS Partners to vote in favour of the Scheme in respect of their King Linked Shares, were interested in, in aggregate, 190,790 King Linked Shares.

4.2.29	As at the close of business on the disclosure date, Messrs Allan Mertner, Danny Moy, Manel Sort Gonzalez, Marcus Jacobs, Patrik Stymne, Adam Schaub, Henrik Sebring, Henrik Davidsson, Robert Cohn (a member of the King Board) and Arvid Klingstrom and Mmes. Levina Persson and Simone Goodman, who have given Restricted Share Irrevocable Undertakings to Activision Blizzard and ABS Partners to vote in favour of the Scheme in respect of their King Restricted Shares, were interested in, in aggregate, 473,021 King Restricted Shares.

4.2.30	As at the close of business on the disclosure date, no person mentioned in paragraph 4.2.27, 4.2.28 or 4.2.29 of this Part 8 (Additional Information) held any short positions in any relevant King securities.

4.2.31	Save as disclosed in this paragraph 4.2, as of the close of business on the disclosure date, no person with whom Activision Blizzard, ABS Partners or any person acting in concert with Activision Blizzard or ABS Partners has any arrangement was interested, or held any short positions, in any relevant King securities.

4.2.32	The information in this paragraph 4.2 has been included subject to the following:

(a)	a derogation granted by the Panel from Rule 24.3(a)(ii)(3) such that the requirement under that Rule to disclose individual interests in relevant King securities shall not apply to the following entities and persons:

(i)	the persons who have given Linked Share Irrevocable Undertakings; and

(ii)	the persons who have given Restricted Share Irrevocable Undertakings;

(b)	the confirmation set out in this paragraph 4.2 in respect of each member of King and all persons controlling, controlled by, or under the same control as each of them has been included subject to the King Directors’ knowledge, information and belief as of the disclosure date, having made due and careful enquiries; and

(c)	the confirmation set out in this paragraph 4.2 in respect of each member of Activision Blizzard, ABS Partners and all persons controlling, controlled by,

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or under the same control as each of them has been included subject to the knowledge, information and belief of the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) as of the disclosure date, having made due and careful enquiries.

4.3	Dealings in relevant King securities

4.3.1	The dealings during the disclosure period in relevant King securities by the King Directors or persons connected with them (within the meaning of the Act) were as follows:

Director	Number of King Securities	Nature of Transaction	Date of Dealing	Price Per Ordinary Share (U.S.$)
Riccardo Zacconi	165,500	Sale	13 February 2015	0
	426,000	Grant of King Option	16 February 2015	15.90
	142,000	Grant of King RSU	16 February 2015	0.00008
	45,000	Grant of King RSU	10 November 2015	0.00008
Stephane Kurgan	285,000	Grant of King Option	16 February 2015	15.90
	95,000	Grant of King RSU	16 February 2015	0.00008
	2,525,374	Sale	2 April 2015	16.32
	2,525,374	Gift	2 April 2015	0
	30,000	Grant of King RSU	10 November 2015	0.00008
Sebastian Knutsson	285,000	Grant of King Option	16 February 2015	15.90
	95,000	Grant of King RSU	16 February 2015	0.00008
	30,000	Grant of King RSU	10 November 2015	0.00008
E Stanton McKee Jr	6,400	Grant of King RSU	5 November 2015	0.00008
	19,200	Grant of King Option	5 November 2015	17.76
Gerhard Florin	6,400	Grant of King RSU	5 November 2015	0.00008
	19,200	Grant of King Option	5 November 2015	17.76
Robert Cohn	6,400	Grant of King RSU	5 November 2015	0.00008
	19,200	Grant of King Option	5 November 2015	17.76

4.3.2	During the disclosure period, King has redeemed the following relevant King securities:

117

Nature of transaction	Quantity	Date	Maximum Price (U.S.$)	Minimum Price (U.S.$)
Redemption	186,702	11/2/2015	13.7	13.34
Redemption	6,782	12/2/2015	13.55	13.31
Redemption	224,782	20/2/2015	16.27	15.87
Redemption	225,255	23/2/2015	16.19	15.74
Redemption	225,255	24/2/2015	16.08	15.96
Redemption	223,801	25/2/2015	16.36	15.75
Redemption	239,574	26/2/2015	16.17	15.91
Redemption	238,058	27/2/2015	16.24	15.83
Redemption	177,484	4/2/2015	13.66	13.09
Redemption	187,524	5/2/2015	13.36	13.06
Redemption	187,505	9/2/2015	13.56	13.38
Redemption	371,508	10/3/2015	14.96	14.54
Redemption	371,508	11/3/2015	14.8	14.4
Redemption	418,723	12/3/2015	14.9	14.3
Redemption	418,723	13/3/2015	14.8	14.44
Redemption	418,723	16/3/2015	14.82	14.66
Redemption	418,723	18/3/2015	14.91	14.56
Redemption	239,078	2/3/2015	16.25	16
Redemption	247,303	20/3/2015	14.99	14.84
Redemption	261,554	23/3/2015	14.91	14.69
Redemption	252,291	24/3/2015	14.84	14.54
Redemption	157,362	26/3/2015	15.08	14.9
Redemption	239,341	3/3/2015	16.25	15.9
Redemption	169,894	30/3/2015	14.99	14.82
Redemption	157,819	31/3/2015	15.3	14.7
Redemption	247,000	5/3/2015	15.2	14.82
Redemption	367,962	6/3/2015	14.97	14.72
Redemption	371,508	9/3/2015	14.93	14.63
Redemption	126,000	21/4/2015	17.45	17.11
Redemption	126,000	22/4/2015	17.25	16.85
Redemption	118,452	23/4/2015	17.48	17.14
Redemption	118,932	24/4/2015	17.49	17.09
Redemption	119,238	27/4/2015	17.26	17.06
Redemption	117,909	28/4/2015	17.23	16.69
Redemption	144,580	6/4/2015	16.25	15.69
Redemption	126,460	9/4/2015	16.55	16.22

4.3.3	During the disclosure period, King acquired the following relevant King securities from employees who have left King’s employment in accordance with the terms of subscription of such King Shares:

Nature of transaction	Quantity	Date	Price
Purchase	34,147	12/10/2015	0
Purchase	6,250	12/10/2015	0
Purchase	5,469	16/06/2015	0
Purchase	170,732	13/04/2015	0

118

4.3.4	Save as disclosed in this paragraph 4.3, during the disclosure period, there were no dealings in relevant King securities by any member of the King Group or any associated company of King.

4.3.5	During the relevant period, there were no dealings in relevant King securities by Bellaria Holding S.à r.l.

4.3.6	During the relevant period, there were no dealings in relevant King securities by any trustee of any pension scheme (other than an industry-wide scheme) in which King or any subsidiary of King participates.

4.3.7	During the relevant period, there were no dealings in relevant King securities by a fund manager (including an exempt fund manager) connected with King.

4.3.8	During the relevant period, there were no dealings in relevant King securities by J.P. Morgan (financial adviser to King) or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by, or under the same control as J.P. Morgan.

4.3.9	During the relevant period, there were no dealings in relevant King securities by any partner or member of the professional staff of PricewaterhouseCoopers LLP (auditors to King) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of King or who has been engaged in those affairs since 2 November 2013.

4.3.10	During the relevant period, there were no dealings in relevant King securities by any partner or member of the professional staff of William Fry (Irish legal adviser to King) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of King or who has been engaged in those affairs since 2 November 2013.

4.3.11	During the relevant period, there were no dealings in relevant King securities by any partner or member of the professional staff of Fenwick & West LLP (U.S. legal adviser to King) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of King or who has been engaged in those affairs since 2 November 2013.

4.3.12	During the relevant period there were no dealings in relevant King securities by any other person acting in concert (including deemed to be acting in concert) with King.

4.3.13	During the relevant period, there were no dealings in relevant King securities by Innisfree (King’s proxy solicitor).

4.3.14	Save as disclosed in paragraphs 4.2 and 4.3, during the relevant period there were no dealings in relevant King securities by any person with whom King or any person acting in concert with King has any arrangement.

4.3.15	During the disclosure period, there were no dealings in relevant King securities by Activision Blizzard, ABS Partners, any member of the Activision Blizzard Group nor any associated company of Activision Blizzard or ABS Partners.

4.3.16	During the disclosure period there were no dealings in relevant King Securities by any of the Activision Blizzard Directors or the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) (including, in each case, persons connected with them (within the meaning of the Act)).

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4.3.17	During the disclosure period there were no dealings in relevant King securities by any trustee of any pension scheme (other than an industry-wide scheme) in which Activision Blizzard, ABS Partners or any subsidiary of Activision Blizzard or ABS Partners participates.

4.3.18	During the disclosure period, there were no dealings in relevant King securities by a fund manager (including an exempt fund manager) connected with Activision Blizzard or ABS Partners.

4.3.19	The dealings during the disclosure period in relevant King securities by Goldman Sachs (financial adviser to Activision Blizzard and ABS Partners) or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by or under the same control as Goldman Sachs were as follows:

King Ordinary Shares

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Goldman, Sachs & Co.	1,746,581	Purchase	02/11/2014- 01/02/2015	11.4243 26.54
Goldman, Sachs & Co.	1,768,536	Sale	02/11/2014- 01/02/2015	11.4384 24.54
Goldman, Sachs & Co.	961,261	Purchase	02/02/2015- 01/05/2015	8.06 18.54
Goldman, Sachs & Co.	706,099	Sale	02/02/2015- 01/05/2015	11.54 17.5
Goldman, Sachs & Co.	2,855,975	Purchase	02/05/2015- 01/08/2015	7.6 17
Goldman, Sachs & Co.	2,580,299	Sale	02/05/2015- 01/08/2015	12.6 18.6
Goldman, Sachs & Co.	577,579	Purchase	02/08/2015- 01/09/2015	11.86 25.06
Goldman, Sachs & Co.	677,879	Sale	02/08/2015- 01/09/2015	12.34 25.06
Goldman, Sachs & Co.	446,685	Purchase	02/09/2015- 01/10/2015	12.5 16.5
Goldman, Sachs & Co.	358,720	Sale	02/09/2015- 01/10/2015	13.0725 15
Goldman, Sachs & Co.	559,094	Purchase	02/10/2015- 01/11/2015	13.5 15.5
Goldman, Sachs & Co.	564,548	Sale	02/10/2015- 01/11/2015	13.5715 16

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King Call Options

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Goldman, Sachs & Co.	1,610	Purchase	02/11/2014- 01/02/2015	14.54 14.54
Goldman, Sachs & Co.	1,610	Sale	02/11/2014- 01/02/2015	14.54 14.54
Goldman, Sachs & Co.	1,505	Purchase	02/02/2015- 01/05/2015	15.6 16.06
Goldman, Sachs & Co.	1,505	Sale	02/02/2015- 01/05/2015	15.6 16.06
Goldman, Sachs & Co.	2,255	Purchase	02/05/2015- 01/08/2015	14.06 16.06
Goldman, Sachs & Co.	2,255	Sale	02/05/2015- 01/08/2015	14.06 16.06
Goldman, Sachs & Co.	235	Purchase	02/08/2015- 01/09/2015	14.06 14.06
Goldman, Sachs & Co.	235	Sale	02/08/2015- 01/09/2015	14.06 14.06
Goldman, Sachs & Co.	1,590	Purchase	02/09/2015- 01/10/2015	14.06 14.06
Goldman, Sachs & Co.	1,590	Sale	02/09/2015- 01/10/2015	14.06 14.06

King Put Options

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Goldman, Sachs & Co.	1,600	Purchase	02/11/2014- 01/02/2015	14.54 14.54
Goldman, Sachs & Co.	1,600	Sale	02/11/2014- 01/02/2015	14.54 14.54
Goldman, Sachs & Co.	850	Purchase	02/02/2015- 01/05/2015	15.6 16.06
Goldman, Sachs & Co.	850	Sale	02/02/2015- 01/05/2015	15.6 16.06
Goldman, Sachs & Co.	3,340	Purchase	02/05/2015- 01/08/2015	14.06 16.06
Goldman, Sachs & Co.	3,340	Sale	02/05/2015- 01/08/2015	14.06 16.06
Goldman, Sachs & Co.	370	Purchase	02/08/2015- 01/09/2015	14.06 14.06
Goldman, Sachs & Co.	370	Sale	02/08/2015- 01/09/2015	14.06 14.06
Goldman, Sachs & Co.	1,710	Purchase	02/09/2015- 01/10/2015	14.06 14.06
Goldman, Sachs & Co.	1,710	Sale	02/09/2015- 01/10/2015	14.06 14.06

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King Equity Swaps

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Goldman, Sachs & Co.	1,683	Sale	02/11/2014- 01/02/2015	12.2916 13.0753
Goldman, Sachs & Co.	1,351	Sale	02/02/2015- 01/05/2015	13.74 13.74
Goldman, Sachs & Co.	120,585	Purchase	02/05/2015- 01/08/2015	13.941 15.8866
Goldman, Sachs & Co.	8,632	Purchase	02/08/2015- 01/09/2015	13.2395 15.8967
Goldman, Sachs & Co.	1,324	Sale	02/09/2015- 01/10/2015	13.4 13.4
Goldman, Sachs & Co.	14,895	Purchase	02/10/2015- 01/11/2015	13.6933 14.6672

King CFDs

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Goldman, Sachs & Co.	126	Purchase	02/05/2015- 01/08/2015	15.85 15.85
Goldman, Sachs & Co.	668	Sale	02/05/2015- 01/08/2015	14.68 15.9699
Goldman, Sachs & Co.	293	Sale	02/08/2015- 01/09/2015	13.4337 13.4337

4.3.20	The dealings during the disclosure period in relevant King securities by Bank of America Merrill Lynch (further financial adviser to Activision Blizzard and ABS Partners) or any persons (other than exempt fund managers or exempt principal traders) controlling, controlled by or under the same control as Bank of America Merrill Lynch were as follows:

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King Ordinary Shares

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Bank of America Merrill Lynch	699,763	Purchase	02/11/2014- 01/02/2015	11.42 17.50
Bank of America Merrill Lynch	223,290	Sale	02/11/2014- 01/02/2015	11.50 17.26
Bank of America Merrill Lynch	610,636	Purchase	02/02/2015- 01/05/2015	13.09 18.00
Bank of America Merrill Lynch	798,580	Sale	02/02/2015- 01/05/2015	13.38 17.90
Bank of America Merrill Lynch	2,322,332	Purchase	02/05/2015- 01/08/2015	13.66 16.06
Bank of America Merrill Lynch	301,524	Sale	02/05/2015- 01/08/2015	13.66 15.97
Bank of America Merrill Lynch	56,955	Purchase	02/08/2015- 01/09/2015	11.90 16.20
Bank of America Merrill Lynch	7,788	Sale	02/08/2015- 01/09/2015	12.68 15.72
Bank of America Merrill Lynch	39,202	Purchase	02/09/2015- 01/10/2015	13.10 14.16
Bank of America Merrill Lynch	66,403	Sale	02/09/2015- 01/10/2015	13.08 14.26
Bank of America Merrill Lynch	12,525	Purchase	02/10/2015- 01/11/2015	13.33 14.16
Bank of America Merrill Lynch	4,442	Sale	02/10/2015- 01/11/2015	13.33 15.23
Bank of America Merrill Lynch	10,059	Purchase	02/11/2015	15.54 15.95
Bank of America Merrill Lynch	30,001	Sale	02/11/2015	14.91 15.97

King Call Options

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Bank of America Merrill Lynch	441,000	Purchase	02/11/2014- 01/02/2015	7.54 27.54
Bank of America Merrill Lynch	372,700	Sale	02/11/2014- 01/02/2015	11.54 27.54
Bank of America Merrill Lynch	634,000	Purchase	02/02/2015- 01/05/2015	11.06 23.06
Bank of America Merrill Lynch	381,400	Sale	02/02/2015- 01/05/2015	10.54 29.06
Bank of America Merrill Lynch	338,400	Purchase	02/05/2015- 01/08/2015	11.06 29.06
Bank of America Merrill Lynch	371,700	Sale	02/05/2015- 01/08/2015	11.06 29.06
Bank of America Merrill Lynch	261,100	Purchase	02/08/2015- 01/09/2015	13.00 21.06
Bank of America Merrill Lynch	196,600	Sale	02/08/2015- 01/09/2015	13.06 25.00
Bank of America Merrill Lynch	8,200	Purchase	02/09/2015- 01/10/2015	13.60 24.06
Bank of America Merrill Lynch	5,500	Sale	02/09/2015- 01/10/2015	14.00 15.60
Bank of America Merrill Lynch	9,200	Purchase	02/10/2015- 01/11/2015	11.06 16.00
Bank of America Merrill Lynch	9,400	Sale	02/10/2015- 01/11/2015	11.06 16.00
Bank of America Merrill Lynch	400	Purchase	02/11/2015	18.00 18.00
Bank of America Merrill Lynch	1,300	Sale	02/11/2015	16.00 24.06

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King Put Options

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Bank of America Merrill Lynch	158,600	Purchase	02/11/2014- 01/02/2015	9.54 21.54
Bank of America Merrill Lynch	157,100	Sale	02/11/2014- 01/02/2015	7.54 21.54
Bank of America Merrill Lynch	206,600	Purchase	02/02/2015- 01/05/2015	7.54 20.06
Bank of America Merrill Lynch	137,000	Sale	02/02/2015- 01/05/2015	11.54 20.06
Bank of America Merrill Lynch	141,700	Purchase	02/05/2015- 01/08/2015	10.06 18.60
Bank of America Merrill Lynch	70,000	Sale	02/05/2015- 01/08/2015	10.06 18.60
Bank of America Merrill Lynch	66,900	Purchase	02/08/2015- 01/09/2015	10.00 17.50
Bank of America Merrill Lynch	141,000	Sale	02/08/2015- 01/09/2015	10.00 21.06
Bank of America Merrill Lynch	2,500	Purchase	02/09/2015- 01/10/2015	13.50 13.50
Bank of America Merrill Lynch	1,500	Sale	02/09/2015- 01/10/2015	12.00 13.00
Bank of America Merrill Lynch	25,500	Purchase	02/10/2015- 01/11/2015	13.00 14.50
Bank of America Merrill Lynch	24,000	Sale	02/10/2015- 01/11/2015	13.00 14.50
Bank of America Merrill Lynch	2,100	Sale	02/11/2015	14.00 14.00

King Equity Swaps

Name/Registered Holder	Number of relevant King securities/ Quantity	Nature of Transaction	Date of Dealing	Price (High/Low) in U.S.$
Bank of America Merrill Lynch	112,055	Purchase	02/11/2014- 01/02/2015	13.24 17.06
Bank of America Merrill Lynch	100,547	Sale	02/11/2014- 01/02/2015	12.62 17.14
Bank of America Merrill Lynch	257,619	Purchase	02/02/2015- 01/05/2015	13.25 16.20
Bank of America Merrill Lynch	245,563	Sale	02/02/2015- 01/05/2015	13.45 17.34
Bank of America Merrill Lynch	257,556	Purchase	02/05/2015- 01/08/2015	14.00 15.72
Bank of America Merrill Lynch	56,270	Sale	02/05/2015- 01/08/2015	14.32 15.86
Bank of America Merrill Lynch	17,064	Purchase	02/08/2015- 01/09/2015	13.25 15.70
Bank of America Merrill Lynch	189	Sale	02/08/2015- 01/09/2015	15.39 15.39
Bank of America Merrill Lynch	36,007	Purchase	02/09/2015- 01/10/2015	13.43 13.43
Bank of America Merrill Lynch	92,021	Sale	02/09/2015- 01/10/2015	13.05 13.94
Bank of America Merrill Lynch	405	Purchase	02/10/2015- 01/11/2015	14.43 14.43

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4.3.21	During the disclosure period, there were no dealings in relevant King securities by any partner or member of the professional staff of Mason Hayes & Curran (Irish legal adviser to Activision Blizzard) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of Activision Blizzard or who has been engaged in those affairs since 2 November 2013.

4.3.22	During the disclosure period, there were no dealings in relevant King securities by any partner or member of the professional staff of Debevoise & Plimpton LLP (U.S. legal adviser to Activision Blizzard) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of Activision Blizzard or who has been engaged in those affairs since 2 November 2013.

4.3.23	During the disclosure period, there were no dealings in relevant King securities by any partner or member of the professional staff of Allen & Overy (anti-trust legal adviser to Activision Blizzard and ABS Partners) who is actively engaged in relation to the Scheme or who is customarily engaged in the affairs of Activision Blizzard or who has been engaged in those affairs since 2 November 2013.

4.3.24	During the disclosure period, dealings in relevant King securities by Mr Thomas Hartwig or persons connected with him (within the meaning of the Act) were as follows:

Number of King Securities	Nature of Transaction	Date of Dealing	Price Per Ordinary Share (U.S.$)
62,894	Grant of King RSU	10 February 2015	0.00008
29,831	Sale	20 August 2015	13.66
29,831	Sale	27 August 2015	12.57
3,951	Grant of King RSU	10 November 2015	0.00008

4.3.25	During the disclosure period there were no dealings in relevant King securities by any other person acting in concert (including deemed to be acting in concert) with Activision Blizzard or ABS Partners.

4.3.26	Save as disclosed in this paragraph 4.3, during the disclosure period, there were no dealings in relevant King securities by any person with whom Activision Blizzard, ABS Partners or any person acting in concert with Activision Blizzard or ABS Partners has any arrangement.

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4.3.27	The information in this paragraph 4.3 has been included subject to the following:

(a)	a derogation granted by the Panel from Rule 24.3 of the Irish Takeover Rules such that the requirement under that Rule to disclose dealings in relevant King securities shall not apply to the following entities and persons:

(i)	the persons who have given Linked Share Irrevocable Undertakings to Activision Blizzard and ABS Partners to vote in favour of the Scheme in respect of their King Linked Shares; and

(ii)	the persons who have given Restricted Share Irrevocable Undertakings to Activision Blizzard and ABS Partners to vote in favour of the Scheme in respect of their King Restricted Shares;

(b)	the information set out in this paragraph 4.3 in respect of each member of King and all persons controlling, controlled by, or under the same control as each of them has been included subject to the King Directors’ knowledge, information and belief as of the disclosure date, having made due and careful enquiries; and

(c)	the information set out in this paragraph 4.3 in respect of each member of Activision Blizzard and ABS Partners and all persons controlling, controlled by, or under the same control as each of them has been included subject to the knowledge, information and belief of the Activision Blizzard Directors and the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) as of the disclosure date, having made due and careful enquiries.

4.4	Interests and short positions in relevant securities of Activision Blizzard or ABS Partners

4.4.1	As at the close of business on the disclosure date, King was not interested in any relevant securities of Activision Blizzard or ABS Partners.

4.4.2	As at the close of business on the disclosure date, King did not hold any short positions in any relevant securities of Activision Blizzard or ABS Partners.

4.4.3	As at the close of business on the disclosure date, no King director (including persons connected to them (within the meaning of the Act)) was interested or held any short positions, in any relevant securities of Activision Blizzard or ABS Partners.

4.5	Dealings in relevant securities of Activision Blizzard or ABS Partners

4.5.1	During the disclosure period:

(a)	there were no dealings in relevant securities of Activision Blizzard or ABS Partners by King; and

(b)	there were no dealings in relevant securities of Activision Blizzard or ABS Partners by the King Directors (or persons connected with them (within the meaning of the Act)).

5.	Material Contracts

Save as disclosed in this paragraph 5, neither King nor any of its subsidiaries has within the two years prior to the commencement of the Offer Period entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material.

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5.1	Expenses Reimbursement Agreement

King entered into the Expenses Reimbursement Agreement with Activision Blizzard on 2 November 2015 as described in paragraph 8 of Part 1 (Letter of Recommendation from the King Board) of this document.

5.2	Transaction Agreement

King entered into the Transaction Agreement with Activision Blizzard and ABS Partners on 2 November 2015 as described in paragraph 9 of Part 1 (Letter of Recommendation from the King Board) of this document.

5.3	Share for Share Exchange

On 25 March 2014 a share for share exchange transaction was entered into between MIHC and the Company pursuant to which all of the issued share capital in MIHC was transferred to the Company in exchange for the issue of shares in the Company to each of the shareholders of MIHC so that following completion of the transaction, each of the shareholders in MIHC held shares in the Company having substantially the same rights and in substantially the same respective proportions as they held in MIHC immediately prior to the exchange.

5.4	Registration Rights Agreement

On 25 March 2014 a registration rights agreement (the “Registration Rights Agreement”) was entered into between the Company, Messrs Riccardo Zacconi, Sebastian Knutsson, Patrik Stymne, Lars Markgren, Thomas Hartwig, Melvyn Morris, Stephane Kurgan, a trust associated with Mr Stephane Kurgan and entities associated with Apax Partners and Index Ventures. The Registration Rights Agreement contains customary registration rights, including certain indemnification obligations in connection with the registration rights under the Registration Rights Agreement.

5.5	Underwriting Agreement

On 25 March 2014 an underwriting agreement (the “Underwriting Agreement”) was entered into in connection with the initial public offering between (1) the Company, (2) King.com, Inc. (3) the shareholders that sold Ordinary Shares as part of the IPO (the “Selling Shareholders”) and (4) J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner and Smith Incorporated on behalf of themselves and as representatives of the underwriters listed in the Underwriting Agreement pursuant to which the Company and the Selling Shareholders agreed to sell to the underwriters, and each underwriter severally agreed to purchase Ordinary Shares at the public offering price less the underwriting discounts and commissions set forth in the Underwriting Agreement.

The Underwriting Agreement contains customary representations, warranties and indemnities from each of the Company and the Selling Shareholders to the underwriters.

The proceeds received by the Company as a result of the IPO amounted to U.S.$329,403,764. The commissions paid by the Company pursuant to the Underwriting Agreement amounted to U.S.$28,721,250.

6.	Directors and Service Contracts

Other than as disclosed in paragraph 6 of Part 2 (Letter from ABS Partners) and paragraph 6 of Part 3 (Information Required under Section 452 of the Act) of this document, no King Director has a service contract with the Company or any of its subsidiaries or associated companies having more than 12 months to run. No King Director’s service contract with the Company or any of its subsidiaries or associated companies has been entered into or amended within 6 months of the date of this document.

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7.	Irish Taxation

7.1	Scope of Discussion

The following is a general summary of the material Irish tax considerations applicable to certain beneficial holders of King Shares in respect of the disposition of King Shares under the Scheme based on Irish taxation laws and the practices of the Irish Revenue Commissioners currently in force in Ireland and may be subject to change. This summary is intended only as a general guide and does not constitute tax advice. The summary is not exhaustive and does not discuss all aspects of Irish taxation that may be relevant to a particular King Shareholder. King Shareholders should consult their own tax advisers about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the Scheme.

The summary only applies to King Shareholders that legally and beneficially hold their King Shares as capital assets and does not address special classes of holders of King Shareholders, including, but not limited to dealers in securities, insurance companies, pension schemes, employee share ownership trusts, collective investment undertakings, charities, tax exempt organisations, financial institutions, close companies and shareholders who have or, or are deemed to have, acquired their shares by virtue of an Irish office or employment (performed or carried on in Ireland), each of which may be subject to special rules not discussed below.

7.2	Irish Tax on Chargeable Gains

7.2.1	Non-resident shareholders

King Shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish CGT on the disposal of their King Shares pursuant to the Scheme.

7.2.2	Irish resident shareholders

King Shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency (“Irish Holder”) will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish CGT on the disposal of their King Shares pursuant to the Scheme. A King Shareholder who is an individual and who is temporarily non resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish CGT on any chargeable gain realised.

For the purposes of Irish CGT an Irish Holder should be treated as having made a disposal of their holding of King Shares for consideration of an amount equal to the cash received pursuant to the Scheme. This may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT.

Any gain or loss will be calculated by reference to the difference between the amount of cash received and the Irish Holder’s CGT base cost in their holding of King Shares plus incidental acquisition and disposal expenses. The current rate of tax applicable to such chargeable gains is 33%.

Where proceeds are received in a currency other than the Euro, they must be translated into Euro amounts using the foreign exchange rate on the date of the transaction to calculate the amount of the chargeable gain or loss. Similarly, acquisition or disposal costs denominated in a currency other than Euro must be translated at the date of acquisition or disposal into Euro amounts.

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The amount of Irish CGT, if any, payable as a consequence of the disposal of the King Shares by an Irish Holder pursuant to the Scheme will depend on his or her own personal tax position. No Irish CGT should be payable on any gain realised on the disposal of the King Shares by an individual Irish Holder if the amount of the net chargeable gains realised by them, when aggregated with other net chargeable gains realised by that Irish Holder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (EUR(€) 1,270 for 2015). This annual exemption is not available to companies. Irish Holders are required, under Ireland’s self assessment system, to make a tax return reporting any chargeable gains arising to them in a particular tax year. Indexation allowance will not be available in respect of expenditure incurred on or after 1 January 2003 or in respect of periods of ownership after 31 December 2002.

Irish Holders that realise a loss on the disposition of King Shares will generally be entitled to offset such capital losses against chargeable gains realised from other sources in determining their liability to Irish CGT. Capital losses which remain unrelieved in a year may generally be carried forward and applied against any chargeable gains realised in future years.

7.3	Stamp Duty

No Irish Stamp Duty will be payable by a holder of King Shares in relation to the disposal of King Shares under the Scheme.

8.	U.S. Federal Income Tax Consequences

The following discussion summarises certain material U.S. federal income tax considerations of the Scheme generally relevant to holders of King Shares who are U.S. Shareholders (as defined below), assuming that the Scheme is consummated. This discussion is based upon interpretations of the Internal Revenue Code of 1986, as amended, (“Code”), Treasury Regulations promulgated under the Code and judicial decisions and administrative rulings as of the date of this document, all of which are subject to change or differing interpretations, including changes and interpretations with retroactive effect. The discussion below does not address all U.S. federal income tax consequences or any state, local or non-U.S. tax consequences of the Scheme. The tax treatment of King Shareholders may vary depending upon each King Shareholder’s particular situation. This discussion does not apply to King Shareholders who received King Shares pursuant to the exercise of employee share options, warrants or otherwise in connection with the performance of services. Also, this discussion does not apply to King Shareholders subject to special treatment, including:

8.1.1	brokers and dealers in securities or non-U.S. currency;

8.1.2	traders in securities that elect to use the mark-to-market method of accounting;

8.1.3	tax-exempt entities;

8.1.4	banks and thrifts and other financial institutions;

8.1.5	regulated investment companies;

8.1.6	pension plans;

8.1.7	insurance companies;

8.1.8	persons subject to the U.S. alternative minimum tax;

8.1.9	persons that hold their King Shares in a tax deferred account;

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8.1.10	persons that hold King Shares as part of a “straddle,” a “hedge,” a “constructive sale” transaction, a “conversion transaction,” a “synthetic security” or other integrated investment;

8.1.11	persons that own, actually or through certain “constructive ownership” rules, 10% or more of the outstanding King Shares;

8.1.12	persons that have a “functional currency” other than the U.S. dollar; and

8.1.13	persons that hold King Shares through pass-through entities.

8.2	This discussion also does not address the U.S. federal income tax consequences of the Scheme to holders of King Shares who do not hold such shares as a capital asset, which is generally property held for investment, and does not address tax consequences of the Scheme to King Shareholders who are not U.S. Shareholders (as defined below in paragraph 8.3 of this Part 8 (Additional Information)).

8.3	For purposes of this discussion, a U.S. Shareholder is any beneficial owner of King Shares who, for U.S. federal income tax purposes, is:

8.3.1	a U.S. citizen or resident individual;

8.3.2	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organised in or under the laws of the United States, any state thereof or the District of Columbia;

8.3.3	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

8.3.4	a trust, if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (2) the trust has a valid election in effect under current Treasury Regulations to be treated as a U.S. person.

8.4	For investors who own King Shares through a partnership or an entity treated as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment will generally depend upon the status of the partner and the activities of the partnership. Such investors should consult their own tax adviser as to their particular tax consequences.

Controlled Foreign Corporation (“CFC”) Rules

8.5	King believes that historically it has not been a “controlled foreign corporation” (“CFC”) within the meaning of Section 957 of the Code. However, due to continuing share turnover, no assurance can be given that King is not currently a CFC or that King will not become a CFC prior to the Effective Date. This discussion assumes that King is not a CFC.

8.6	In general, a foreign (i.e. non-U.S.) corporation is considered a CFC, if “United States shareholders” own or are deemed to own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A “United States shareholder” is a United States person who owns or is deemed to own at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote.

8.7	Special rules apply to United States shareholders of a CFC. For purposes of determining whether a corporation is a CFC, shares owned include shares considered owned by application of certain constructive ownership rules. Because the attribution rules are complicated and depend on the particular facts relating to each stockholder, U.S. Shareholders are urged to consult with their own tax advisers regarding the application of the CFC rules.

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Passive Foreign Investment Company (“PFIC”) Rules

8.8	King also believes that historically it has not been a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code, and expects it will not be a PFIC for the current year. However, no assurance can be given regarding King’s PFIC status because the necessary calculations cannot be made until after the close of the relevant tax year. This discussion also assumes that King is not a PFIC. The rules governing PFICs can have adverse tax effects on U.S. Shareholders.

8.9	King will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either:

8.9.1	75% or more of its gross income consists of certain types of passive income; or

8.9.2	the average value, or in some cases adjusted tax basis, of its passive assets is 50% or more of the value of all of its assets.

8.10	If King is classified as a PFIC in any taxable year with respect to which a U.S. Shareholder is a shareholder, it generally will continue to be treated as a PFIC with respect to such U.S. Shareholder in all succeeding taxable years, regardless of whether it continues to meet the tests described above.

8.11	If King is a PFIC, then dispositions of the King Shares are, absent certain available elections to U.S. Shareholders, generally subject to the highest applicable rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.

8.12	U.S. Shareholders should be aware that King cannot ensure that it will provide them with information as to its status as a PFIC. Moreover, King does not intend to comply with any special record keeping, reporting or other requirements of the Code with respect to PFICs. U.S. Shareholders should consult their tax advisers with respect to how the PFIC rules could affect their tax situation, including the advisability of making any election that may be available.

Income Tax Consequences to U.S. Shareholders

8.13	Subject to the discussion above under “Passive Foreign Investment Company (PFIC) Rules,” for U.S. Shareholders, the Scheme will be a taxable event and each U.S. Shareholder will recognise capital gain or loss with respect to its King Shares, measured by the difference between the amount of Consideration paid to such U.S. Shareholder and such U.S. Shareholder’s tax basis in its King Shares. If a U.S. Shareholder acquired King Shares by purchase, the U.S. Shareholder’s adjusted tax basis in King Shares will generally equal the amount the U.S. Shareholder paid for the relevant King Shares, less any returns of capital that the U.S. Shareholder might have received with regard to the relevant King Shares. In the case of a U.S. Shareholder who holds multiple blocks of King Shares ( blocks of King Shares acquired separately at different times and/or prices), gain or loss and holding period must be calculated and accounted for separately for each block.

8.14	The gain or loss on the sale of King Shares will constitute long-term capital gain or loss if the King Shares have been held for more than one year as of the Effective Time. If a U.S. Shareholder receiving long-term capital gain is an individual or other non-corporate shareholder, then the capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20%. Short-term capital gains received by such shareholders will be subject to tax at ordinary income rates of up to 39.6%. U.S. Shareholders that are taxable as corporations for U.S. federal income tax purposes will generally be subject to 35% tax on any gain (whether long-term or short-term) from the sale or exchange of King Shares. A U.S. Shareholder’s ability to deduct capital losses is subject to limitations.

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Net Investment Income Tax

8.15	U.S. Shareholders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% net investment income tax (in addition to the regular income tax) on any capital gains arising from the sale of their King Shares pursuant to the Scheme.

Information Reporting and Backup Withholding

8.16	Information reporting generally applies to payments of U.S.$600 or more to U.S. Shareholders which are made within the U.S. (or through certain related U.S. intermediaries), unless the U.S. Shareholder is an exempt recipient (such as a corporation). Generally, backup withholding will apply to U.S. Shareholders selling their King Shares unless they provide a correct taxpayer identification number and make appropriate certifications, or otherwise establish that they are exempt from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS by the U.S. Shareholder. U.S. Shareholders are urged to consult their tax advisers regarding the imposition of backup withholding and information reporting with respect to distributions on or dispositions of their King Shares.

The discussion above is not tax advice, and it is not a complete analysis or description of every potential U.S. federal income tax consequence or any other tax consequence of the Scheme. In addition, the summary does not address U.S. federal income tax consequences that may vary with, or are contingent on, individual circumstances, nor does it address any U.S. non-income, state, local or non-U.S. tax consequences. Accordingly, each King Shareholder is urged to consult with his, her or its own tax adviser to determine the particular U.S. federal, state, local and non-U.S. tax consequences to it of the Scheme.

9.	Material Changes

9.1	Save as disclosed in this document, the directors of Activision Blizzard are not aware of any material change in the financial or commercial position of Activision Blizzard since incorporation.

9.2	Save as disclosed in the unaudited financial statements of King for the nine month period ended 30 September 2015 the King Directors are not aware of any material change in the financial or trading position of King since 31 December 2014 (the date to which the last published audited accounts of King were prepared).

9.3	Save as disclosed in this document there has been no material change in information previously published by King or Activision Blizzard in connection with the Acquisition since the commencement of the Offer Period.

10.	Consents

10.1	J.P. Morgan has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which it appears and to the inclusion of the JPM Fairness Opinion in this document and its report on the King Profit Forecast included in Annex V of this document.

10.2	Goldman Sachs has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

10.3	PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion in this document of its report on the King Profit Forecast included in Annex IV of this document.

10.4	Bank of America Merrill Lynch has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.

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11.	Appraisal Rights

If the Scheme Shareholders approve the Scheme at the Scheme Meeting and the High Court sanctions the Scheme, then, subject to the Scheme becoming effective in accordance with its terms, the Scheme will be binding on all King Shareholders, including those King Shareholders who did not vote or who voted against it at the Scheme Meeting. If the King Shareholders approve the Scheme and the High Court sanctions the Scheme, no King Shareholder will have “dissenters” or “appraisal” rights under Irish law or otherwise have any right to seek a court appraisal of the value of King Shares. If the Scheme becomes effective, all King Shareholders will receive the same Consideration per King Share.

12.	Regulatory Approvals

Under the provisions of the HSR Act, the EU Merger Regulation (Council Regulation (EC) No. 139/2004), and the equivalent laws of South Korea, the Acquisition must not be completed until Activision Blizzard and King have made certain filings with the U.S. Federal Trade Commission and the Department of Justice (the “U.S. Antitrust Authorities”), with the European Commission and with the South Korean Fair Trade Commission, and the applicable waiting periods have expired or been terminated or the relevant clearances have been granted.

Activision Blizzard and King filed merger notifications with the U.S. Antitrust Authorities pursuant to the HSR Act on 17 November 2015.

The parties also entered into pre-notification discussions with the European Commission on 16 November 2015 and submitted a draft notification.

The parties will submit a merger notification to the South Korean Fair Trade Commission after the date of this document.

The parties are co-operating with the U.S. Antitrust Authorities, the European Commission and the South Korean Fair Trade Commission to facilitate their reviews of the transaction.

In addition, under the Act, the High Court must sanction the Scheme and confirm the Capital Reduction.

13.	Sources and Bases of Information

In this document, unless otherwise stated or the context otherwise requires, the following sources and bases have been used:

13.1	Certain figures included in this document have been subjected to rounding adjustments.

13.2	Financial and other information concerning the King Group and the Activision Blizzard Group has been extracted from published sources or from audited and unaudited financial results of the King Group and/or Activision Blizzard Group available in their respective filings with, or submissions to, the SEC.

13.3	Activision Blizzard prepares its financial information in accordance with U.S. GAAP. King prepares its financial information in accordance with IFRS. No adjustments have been made to the King IFRS basis financial information to conform to a U.S. GAAP basis of presentation.

13.4	Both Activision Blizzard and King use non-GAAP and non-IFRS (collectively, “non-GAAP”) measures of financial performance. These non-GAAP financial measures are not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP or IFRS. Trailing twelve month financial information is based on financial information through 30 September 2015.

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13.5	The value of the existing entire issued and to be issued ordinary share capital of King is based upon the entire issued and to be issued ordinary share capital of 315,997,016 King Shares as at the Latest Practicable Date.

13.6	The closing prices, share volumes and volume-weighted average closing prices per King Share are based on share prices from Bloomberg L.P., as reported on http://www.bloomberg.com.

13.7	References to the arrangements in place between King, Activision Blizzard and ABS Partners regarding a transaction agreement are sourced from the Transaction Agreement.

13.8	Consideration of approximately U.S.$3.6 billion payable by Activision Blizzard under the terms of the Acquisition that will be funded by cash on the balance sheet is based on a U.S.$18.00 share transaction price for all King Shares outstanding as of 30 October 2015 and assumes any outstanding equity awards that are vested and exercisable prior to a transaction close date of 30 June 2016 will be exercised and treated as an outstanding King Share.

14.	Other Information

14.1	Save for the Irrevocable Undertakings, the Linked Share Irrevocable Undertakings and the Restricted Share Irrevocable Undertakings described in paragraph 10 of Part 1 (Letter of Recommendation from the King Board) of this document and as disclosed in paragraph 7 of Part 2 (Letter from ABS Partners) and paragraph 8.1 of Part 3 (Information Required under Section 452 of the Act) of this document, no agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon the Acquisition exists between ABS Partners or any person Acting in Concert with ABS Partners and any of the directors or recent directors, shareholders or recent shareholders of King or persons interested or recently interested in Relevant Securities of King. In this paragraph 14.1, “recent” means within the Disclosure Period.

14.2	No agreement, arrangement or understanding exists whereby ownership of any King Shares acquired in pursuance of the Acquisition will be transferred to any other person.

14.3	Save for the matters disclosed in paragraph 14.1 of this Part 8 (Additional Information), no arrangement (as defined in paragraph 4 of Part 8 (Additional Information) of this document) exists between ABS Partners, or any person Acting in Concert with ABS Partners, and any other person.

14.4	Save as contemplated by the matters discussed in paragraph 10 of Part 1 (Letter of Recommendation from the King Board) of this document and paragraph 7 of Part 2 (Letter from ABS Partners) of this document, no arrangement (as defined in paragraph 4 of Part 8 (Additional Information) of this document) exists between King, or any party Acting in Concert with King, and any other person.

14.5	Subject to the terms of the Transaction Agreement and the Expenses Reimbursement Agreement, each of King and ABS Partners will pay its own expenses in connection with the Acquisition except that (i) King will pay the cost of, and expenses associated with, the printing, publication and posting of this document (and the related enclosures) and (ii) Activision Blizzard will pay the Panel’s document review charge.

14.6	For the purpose of the Irish Takeover Rules, each of the following persons is regarded as Acting in Concert with ABS Partners in connection with the Acquisition:

14.6.1	Activision Blizzard;

14.6.2	the Activision Blizzard Directors;

14.6.3	the sole manager of ABS Partners I, LLC (in its capacity as the general partner of ABS Partners);

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14.6.4	Goldman, Sachs & Co. and Goldman Sachs International, (financial adviser to Activision Blizzard and ABS Partners);

14.6.5	Bank of America Merrill Lynch (a further financial adviser to Activision Blizzard and ABS Partners)

14.6.6	partners and members of the professional staff of Mason Hayes & Curran (Irish legal adviser to Activision Blizzard) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of Activision Blizzard or who have been engaged in those affairs since 2 November 2013;

14.6.7	partners and members of the professional staff of Debevoise & Plimpton LLP (U.S. legal adviser to Activision Blizzard) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of Activision Blizzard or who have been engaged in those affairs since 2 November 2013; and

14.6.8	partners and members of the professional staff of Allen & Overy LLP, a limited liability partnership under the laws of England and Wales, with registered office at One Bishops Square, London, E1 6AD, United Kingdom, (EU anti-trust legal adviser to Activision Blizzard and ABS Partners) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of Activision Blizzard or who have been engaged in those affairs since 2 November 2013.

14.7	For the purpose of the Irish Takeover Rules, each of the following persons is regarded as Acting in Concert with King in connection with the Acquisition:

14.7.1	the King Directors;

14.7.2	Bellaria Holding S.à r.l.;

14.7.3	J.P. Morgan (financial adviser to King) and any persons (other than exempt market makers or exempt fund managers) controlling, controlled by, or under the same control as J.P. Morgan;

14.7.4	partners and members of the professional staff of PricewaterhouseCoopers LLP (auditors to King) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of King or who have been engaged in those affairs since 2 November 2013;

14.7.5	partners and members of the professional staff of William Fry (Irish legal adviser to King) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of King or who have been engaged in those affairs since 2 November 2013;

14.7.6	partners and members of the professional staff of Fenwick & West LLP (U.S. legal adviser to King) who are actively engaged in relation to the Scheme or who are customarily engaged in the affairs of King or who have been engaged in those affairs since 2 November 2013; and

14.7.7	Innisfree (King’s proxy solicitor).

15.	Documents Available for Inspection

Copies of the documents listed below will be available for inspection during normal business hours on any Business Day from the date of this document until the Effective Time at the offices of William Fry, 2 Grand Canal Square, Dublin 2, Ireland. Copies of these documents will be made available for inspection by Activision Blizzard at activisionblizzard.acquisitionoffer.com and by King at investor.king.com/acquisition until the Effective Date:

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15.1	the Rule 2.5 Announcement made on 2 November 2015 and all other announcements which have been made relating to the Acquisition and are required to be placed on display pursuant to Rule 26(a) of the Irish Takeover Rules;

15.2	this document dated 30 November 2015;

15.3	the King Articles;

15.4	the certificate of incorporation and bylaws of Activision Blizzard;

15.5	the limited partnership agreement of ABS Partners;

15.6	King’s final prospectus filed in connection with its IPO with the SEC pursuant to Rule 424(b)(4) of the Securities Act (containing the consolidated statements of financial position and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows of King and its subsidiaries at 31 December 2013 and 31 December 2012 and the results of its operations and its cash flows for the years ended 31 December 2013 and 2012 (including the notes thereto) in which the share-for-share exchange transaction (described in paragraph 5.3 of Part 8 (Additional Information) of this document and under which King acquired the entire issued share capital of MIHC (the entity through which the King Group’s business was historically conducted) through a share-for-share exchange) was retrospectively reflected;

15.7	King’s Annual Report on Form 20-F for the fiscal year ended 31 December 2014 filed with the SEC on 13 February 2015;

15.8	King’s Report on Form 6-K in respect of King’s results of operations for the quarter ended 30 September 2015 furnished to the SEC on 5 November 2015;

15.9	the material contracts referred to in paragraph 5 of this Part 8 (Additional Information);

15.10	the letters of consent referred to in paragraph 10 of this Part 8 (Additional Information);

15.11	the finance documents referred to in paragraph 4 of Part 2 (Letter from ABS Partners) of this document;

15.12	a full list of Goldman Sachs’ and Bank of America Merrill Lynch’s dealings in respect of which the Panel has consented to aggregation;

15.13	the King Profit Forecast and the reports thereon by PricewaterhouseCoopers LLP and J.P. Morgan, respectively;

15.14	the Irrevocable Undertakings;

15.15	the Linked Share Irrevocable Undertakings (redacted);

15.16	the Restricted Share Irrevocable Undertakings (redacted);

15.17	Service contract between Activision Blizzard and Riccardo Zacconi (redacted);

15.18	Service contract between Activision Blizzard and Stephane Kurgan (redacted);

15.19	Service contract between Midasplayer AB and Sebastian Knutsson (redacted);

15.20	Service contract between Midasplayer AB and Thomas Hartwig (redacted);

15.21	Service contract between Activision Blizzard and Alex Dale (redacted);

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15.22	Service contract between Activision Blizzard and Nir Efrat (redacted);

15.23	Service contract between Midasplayer AB and Tjodolf Sommestad (redacted);

15.24	Service contract between Midasplayer AB and Marcus Jacobs (redacted);

15.25	the Expenses Reimbursement Agreement; and

15.26	the Transaction Agreement.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT TO VOTE ON THE MATTERS BROUGHT BEFORE THE SCHEME MEETINGS AND THE EXTRAORDINARY GENERAL MEETING. KING HAS NOT AUTHORISED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED 30 NOVEMBER 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THE DOCUMENT TO THE KING SHAREHOLDERS NOR THE CONSUMMATION OF THE ACQUISITION AND THE SCHEME SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

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Part 9

DEFINITIONS

1.	In this document, save where the context clearly requires otherwise, the following expressions shall have the following meanings:

“ABS Partners” means ABS Partners C.V., a partnership formed in the Netherlands and registered with the Dutch trade register under number 64357767;

“Acquisition” means the proposed acquisition of King by ABS Partners by means of the Scheme (as it may be revised, amended or extended from time to time) pursuant to the Transaction Agreement;

“Act” means the Irish Companies Act 2014 and all enactments which are to be read as one with, or construed or read together as one with, the Irish Companies Act 2014;

“Acting in Concert” shall have the meaning given to that term in the Irish Takeover Panel Act;

“Activision Blizzard” means Activision Blizzard, Inc.;

“Activision Blizzard Board” means the board of directors of Activision Blizzard from time to time and for the time being;

“Activision Blizzard Directors” means the members of the Activision Blizzard Board as at the date of this document;

“Activision Blizzard Group” means, collectively, Activision Blizzard and all of its Subsidiaries and ABS Partners;

“Activision Blizzard Shares” means shares of common stock of Activision Blizzard, par value U.S.$0.000001 per share;

“Apax Group” shall have the meaning given to that term in paragraph 12 of Part 3 (Information Required under Section 452 of the Act) of this document;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Combination” shall have the meaning given to that term in paragraph 1 of Part 6 (Information on Activision Blizzard and ABS Partners) of this document;

“Business Day” means any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cancellation Record Time” means 11:59 p.m. (Irish time) on the day before the High Court hearing to sanction the Scheme;

“Cancellation Shares”, means any King Shares in issue before the Cancellation Record Time, but excluding, in any case, the Transfer Shares;

“Capital Reduction” means the proposed reduction of King’s share capital under Sections 84 to 86 of the Act, associated with the cancellation of the Scheme Shares;

“CFC” shall have the meaning given to that term in paragraph 8.5 of Part 8 (Additional Information) of this document;

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“Closing Price” means, with respect to any Trading Day, the last price at which a King Share traded during a regular trading session on the NYSE on such day, as reported based on share prices from Bloomberg;

“Code” shall have the meaning given to that term in paragraph 8 of Part 8 (Additional Information) of this document;

“Collateral Suspension” shall have the meaning given to that term in paragraph 4.4(f) of Part 2 (Letter from ABS Partners) of this document;

“Concert Parties” means, in relation to any Party, such persons as are deemed to be Acting in Concert with that Party pursuant to Rule 3.3 of Part A of the Irish Takeover Rules and such persons as are Acting in Concert with that Party;

“Conditions” means the conditions of the Scheme and the Acquisition set out in Part 5 (Conditions to and Further Terms of the Acquisition and the Scheme) of this document and “Condition” means any one of the Conditions;

“Consideration” means the cash consideration of U.S.$18.00 per King Share payable to Scheme Shareholders for each King Share cancelled or transferred pursuant to the Scheme or such greater cash amount in U.S.$ which may be agreed by ABS Partners and the Company and approved or imposed by the High Court and, to the extent required, consented to by the Irish Takeover Panel;

“Court Hearing” means the hearing or hearings by the High Court of the petition to sanction the Scheme, confirm the Capital Reduction of King and grant the Court Order;

“Court Order” means the order or orders of the High Court sanctioning the Scheme under Section 453 of the Act and confirming the related Capital Reduction that forms part of it under Sections 84 and 85 of the Act;

“Credit Agreement” shall have the meaning given to that term in paragraph 4.2(a) of Part 2 (Letter from ABS Partners) of this document;

“DeNA” means DeNA Co., Ltd.;

“Disclosure Period” means the period commencing on 2 November 2014 (being the date 12 months before the commencement of the Offer Period) and ending on the Latest Practicable Date;

“DTC” means the Depository Trust Company;

“Effective” means the Scheme having become effective pursuant to its terms;

“Effective Date” means the date on which the Acquisition becomes Effective;

“Effective Time” means the time on the Effective Date at which the Court Order and a copy of the minute required by Section 86 of the Act are registered by the Registrar of Companies;

“EGM” means the extraordinary general meeting of King Shareholders (and any adjournment thereof) to be convened in connection with the Scheme on 12 January 2016, at 11.15 a.m. (Irish time) or, if later, immediately after the conclusion or adjournment of the King Restricted Share Class Scheme Meeting (it being understood that if any of the Scheme Meetings are adjourned, the EGM shall be correspondingly adjourned);

“EGM Resolutions” means the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the Capital Reduction, changes to the King Articles and such other matters as King reasonably determines to be necessary for the purposes of implementing the Acquisition or, subject to the consent of Activision Blizzard (such consent

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not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Scheme or the Acquisition;

“End Date”, means 2 May 2016 or, if later, the date that is four months after Activision Blizzard’s election to implement the Acquisition by way of an Offer pursuant to Clause 3.6 of the Transaction Agreement; provided, that if as of such date all Conditions as set out in Part 5 (Conditions and Further Terms of the Acquisition and the Scheme) of this document (other than the Conditions set out at paragraphs 2.3, 2.4, 3.1.1, 3.1.2 and 3.6) have been satisfied (or, in the sole discretion of the applicable party, waived (where permissible)) or would be satisfied (or, in the sole discretion of the applicable party, waived (where permissible)) if the Acquisition were completed on such date, the “End Date” shall be 2 August 2016 (or such earlier date as may be specified by the Panel, or such later date as ABS Partners and King may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow);

“ET/New York time” means Eastern Standard Time as observed in the United States;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Expenses Reimbursement Agreement” means the Expenses Reimbursement Agreement dated 2 November 2015 between Activision Blizzard and King, the terms of which have been approved by the Panel, as described in paragraph 8 of Part 1 (Letter of Recommendation from the King Board) of this document;

“Final Recommendation Change Notice” means the written notice issued by the King Board to Activision Blizzard where it has determined in good faith (after consultation with King’s financial advisers and outside legal counsel) that a King Alternative Proposal continues to constitute a King Superior Proposal having first notified and consulted with Activision Blizzard on the King Alternative Proposal including affording Activision Blizzard the opportunity to revise the terms and conditions of the Acquisition and/or increase or modify the Consideration;

“First Amendment” shall have the meaning given to that term in paragraph 4.2(a) of Part 2 (Letter from ABS Partners) of this document;

“FV/Adjusted EBITDA” shall have the meaning given to that term in paragraph 12 of Part 3 (Information Required under Section 452 of the Act) of this document;

“GAAP” or “U.S. GAAP” means accounting principles generally accepted in the United States;

“Glu Mobile” means Glu Mobile, Inc.;

“Goldman Sachs” means Goldman, Sachs & Co. and Goldman Sachs International (in their capacity as financial adviser);

“Good Reason” shall have the meaning given to that term in paragraph 8.1 of Part 3 (Information Required under Section 452 of the Act) of this document;

“Gree” means Gree, Inc.;

“GungHo” means GungHo Online Entertainment, Inc.;

“High Court” means the High Court of Ireland;

“Holding Company” shall have the meaning given to that term by Section 8 of the Act;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

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“IASB” means the International Accounting Standards Board;

“IFRS” means international financial reporting standards, as issued by the IASB;

“Individual Option and Subscription Agreement” means the agreement or agreements governing a Pre-IPO King Option and a subscription for King Linked Shares in respect of that option;

“Innisfree” means Innisfree M&A Incorporated, being King’s proxy solicitor;

“IPO” means the admission of the King Shares to trading on NYSE and the related offering of King Shares on 26 March 2014;

“Ireland” means the island of Ireland, excluding the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland, and the word “Irish” shall be construed accordingly;

“Irish CGT” or “CGT” means Irish capital gains tax;

“Irish Holder” shall have the meaning given to that term in paragraph 7.2.2 of Part 8 (Additional Information) of this document;

“Irish Takeover Panel Act” means the Irish Takeover Panel Act 1997, as amended;

“Irish Takeover Rules” means the Irish Takeover Panel Act 1997, Takeover Rules, 2013;

“Irrevocable Undertaking” means the irrevocable undertakings of Messrs Riccardo Zacconi, Sebastian Knutsson, Stephane Kurgan, Thomas Hartwig and Bellaria Holding S.à r.l., in favour of Activision Blizzard and ABS Partners to vote in favour of the Scheme and the Resolutions (as described in paragraph 10 in Part 1 (Letter of Recommendation from the King Board) of this document);

“J.P. Morgan” means J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove);

“JPM Fairness Opinion” means the written opinion of J.P. Morgan delivered to the King Board on 2 November 2015, a copy of which is contained in Annex II to this document;

“King” or the “Company” means King Digital Entertainment plc incorporated in Ireland with registered number 529753;

“King 2014 Plan” means the King Digital Entertainment plc 2014 Equity Incentive Plan;

“King Adjusted Earnings Per Share” shall have the meaning given to that term in paragraph 13 of Part 3 (Information Required under Section 452 of the Act) of this document;

“King Adjusted EBITDA” shall have the meaning given to that term in paragraph 13 of Part 3 (Information Required under Section 452 of the Act) of this document;

“King Alternative Proposal” means any bona fide proposal or bona fide offer, which proposal or offer may be subject to due diligence, definitive documentation or both, made by any person (other than a proposal or offer pursuant to Rule 2.5 of the Irish Takeover Rules by Activision Blizzard or any of its Concert Parties) for:

(a)	a merger, reorganisation, share exchange, consolidation, business combination, recapitalisation, dissolution, liquidation or similar transaction involving King that, if consummated, would result in any Person beneficially owning shares with more than 20% of the voting power of King;

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(b)	the direct or indirect acquisition by any Person of more than 20% of the value of the assets of the King Group, taken as a whole; or

(c)	the direct or indirect acquisition by any Person of more than 20% of the voting power or the issued share capital of King, including any offer or exchange offer that if consummated would result in any Person beneficially owning shares with more than 20% of the voting power of King;

“King Articles” means the Memorandum and Articles of Association of King;

“King Board” means the board of directors of King from time to time and for the time being;

“King Directors” means the members of the King Board;

“King EMI Option” means a Pre-IPO King Option granted under Schedule 5 Income Tax (Earnings and Pensions) Act 2003 (Enterprise Management Incentive) of the United Kingdom;

“King Group” means King and all of its Subsidiaries;

“King Linked Option” means a Pre-IPO King Option in respect of which the King Optionholder holds King Linked Shares immediately prior to the Effective Time, but excluding the Pre-IPO King Option granted to the Chief Operating Officer (Mr Stephane Kurgan) on 31 January 2014 with an exercise price of U.S.$31.37 per King Share;

“King Linked Shareholder” means a holder of King Linked Shares;

“King Linked Share” means a King Share held by an individual that is expressed in the letter of allotment issued by King in respect of such King Share to be a “Linked Share” for purposes of a specified Pre-IPO King Option;

“King Linked Share Class Scheme Meeting” means the meeting of King Linked Shareholders convened by order of the High Court to consider and vote on the approval of the Scheme;

“King Option” means an option to subscribe for King Shares pursuant to the King Share Plans;

“King Optionholder” means a holder of a King Option;

“King Ordinary Shareholder” means a holder of King Ordinary Shares;

“King Ordinary Shares” means King Shares (other than King Linked Shares and King Restricted Shares);

“King Ordinary Share Class Scheme Meeting” means the meeting of King Ordinary Shareholders convened by order of the High Court to consider and vote on the approval of the Scheme;

“King Probability-Weighted Projections” shall have the meaning given to that term in paragraph 12 of Part 3 (Information Required under Section 452 of the Act) of this document;

“King Profit Forecast” means the profit forecast for the financial year ending 31 December 2015 published by King and as set out in Annex III;

“King Restricted Share Award” means an award of King Shares (other than King Linked Shares) that were acquired by means of subscription and, as of the Effective Time, are subject to restrictions, including restrictions on transfer and/or a risk of forfeiture;

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“King Restricted Shareholder” means a holder of King Restricted Shares;

“King Restricted Shares” means King Shares issued pursuant to King Restricted Share Awards;

“King Restricted Share Class Scheme Meeting” means the meeting of King Restricted Shareholders convened by order of the High Court to consider and vote on the approval of the Scheme;

“King RSU” means a restricted stock unit issued under the King 2014 Plan, including a restricted stock unit issued to an employee of King in China that by its terms is to be settled only in cash;

“King RSU Award” means an award of King RSUs;

“King Share Awardholder” means a holder of King Share Awards;

“King Share Awards” means the King RSU Awards and the King Restricted Share Awards;

“King Shareholder” means a holder of King Shares;

“King Share(s)” means the existing unconditionally allotted or issued and fully paid ordinary shares with a nominal value of U.S.$0.00008 each in the capital of King and any further such shares which are unconditionally allotted or issued before the date on which the Scheme is effective;

“King Share Awards” means the King RSU Awards and the King Restricted Share Awards;

“King Share Plans” means the King 2014 Plan, the Pre-lPO Option Agreements, the Restricted Share Award Agreements and the Individual Option and Subscription Agreements;

“Latest Practicable Date” means 27 November 2015, being the latest practicable date prior to publication of this document;

“Lenders” shall have the meaning given to that term in paragraph 4.2(a) of Part 2 (Letter from ABS Partners) of this document;

“LIBOR” shall have the meaning given to that term in paragraph 4.4(b) of Part 2 (Letter from ABS Partners) of this document;

“Linked Share Irrevocable Undertaking” means the irrevocable undertakings of Messrs Robert Miller, Marcus Jacobs, Tjodolf Sommestad and Nicholas Matthew Pointon and Mmes Frances Williams and Jill Kyne to vote in favour of the Scheme at the King Linked Share Class Scheme Meeting (as described in paragraph 10 of Part 1 (Letter of Recommendation from the King Board) of this document);

“Linked Share Release” shall have the meaning given to that term in paragraph 7 of Part 3 (Information Required under Section 452 of the Act);

“Meetings” means each of the Scheme Meetings and the EGM, and “Meeting” means any of them as the context requires;

“MIHC” means Midasplayer International Holding Company Limited (a private limited company incorporated under the laws of Malta);

“NASDAQ” means the NASDAQ Stock Market;

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“Non-GAAP Financial Measures” shall have the meaning given to that term in paragraph 13 of Part 3 (Information Required under Section 452 of the Act) of this document;

“NYSE” means the New York Stock Exchange;

“New King Shares” means the King Shares to be issued credited as fully paid up to ABS Partners and/or its nominees (to hold on bare trust from ABS Partners) pursuant to the Scheme;

“Offer” or “Takeover Offer” means an offer in accordance with Clause 3.6 of the Transaction Agreement for the entire issued and to be issued share capital of King, including any amendment or revision thereto pursuant to the Transaction Agreement, the full terms of which would be set out in the Takeover Offer Documents;

“Offer Period” means the period commencing on 2 November 2015 and ending on the earlier of the date on which the Acquisition becomes Effective and the date on which the Acquisition lapses or is withdrawn (or such other date at the Panel may decide or the Irish Takeover Rules dictate);

“Overseas Shareholders” means King Shareholders resident in, or citizens of, jurisdictions outside Ireland or the United States;

“Panel” means the Irish Takeover Panel;

“Parties” means King, Activision Blizzard and ABS Partners, and “Party” shall mean either King, on the one hand, or Activision Blizzard or ABS Partners (whether individually or collectively) on the other hand (as the context requires);

“P/E Ratio” shall have the meaning given to that term in paragraph 12 of Part 3 (Information Required under Section 452 of the Act) of this document;

“Person” or “person” means an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any relevant governmental authority or any department, agency or political subdivision thereof;

“PFIC” shall have the meaning given to that term in paragraph 8.8 of Part 8 (Additional Information) of this document;

“Pre-lPO King Option” means an option to subscribe for King Shares granted prior to 26 March 2014;

“Pre-lPO Option Agreement” means the agreement or agreements governing a Pre-lPO King Option;

“Proxy Return Time”, means 12.01 a.m. (ET/New York time) on 11 January 2016 or, if any of the Meetings are adjourned, at 12.01 a.m. (ET/New York time) on the day falling one Business Day immediately before the date appointed for the adjourned Meeting(s);

“Registrar of Companies” means the Registrar of Companies in Dublin, Ireland as defined in Section 2 of the Act;

“Register of Members” means the register of members maintained by the Company pursuant to the Act;

“Registrar” means King’s registrar, Computershare Investor Services (Ireland) Limited;

“Registrar of Companies” means the Registrar of Companies in Dublin, Ireland as defined in Section 2 of the Act;

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“Registration Rights Agreement” shall have the meaning given to that term in paragraph 5.4 of Part 8 (Additional Information) of this document;

“Relevant Securities” shall have the meaning assigned to it by the Irish Takeover Rules;

“Resolutions” means, collectively, the Scheme Meeting Resolutions and the EGM Resolutions, which are set out in this document;

“Restricted Jurisdiction” means any jurisdiction in relation to which King, Activision Blizzard or ABS Partners (as the case may be) is advised that the release, publication or distribution of this document or the related proxy forms, would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration, filing or other formality that King is unable to comply with or regards as unduly onerous to comply with;

“Restricted Share Irrevocable Undertaking” means the irrevocable undertakings of Messrs Allan Mertner, Danny Moy, Marcus Jacobs, Patrik Stymne, Adam Schaub, Henrik Sebring, Henrik Davidsson, Arvid Klingstrom, Manel Sort Gonzalez, Robert Cohn (a member of the King Board) and Mmes. Levina Persson and Simone Goodman to vote in favour of the Scheme at the King Restricted Share Class Scheme Meeting (as described in paragraph 10 of Part 1 (Letter of Recommendation from the King Board) of this document;

“Restricted Share Award Agreement” means the agreement or agreements evidencing a King Restricted Share Award;

“Rule 2.5 Announcement” means the announcement made by King and Activision Blizzard pursuant to Rule 2.5 of the Irish Takeover Rules on 2 November 2015;

“Rule 15 Linked Options Proposal” means the proposal made or to be made by Activision Blizzard pursuant to Rule 15 of the Irish Takeover Rules to holders of King Linked Shares;

“Scheme” or “Scheme of Arrangement” means the proposed scheme of arrangement under Chapter 1 of Part 9 of the Act and the related capital reduction under Sections 84 and 85 of the Act to effect the Acquisition pursuant to the Transaction Agreement, on the terms (including the Conditions) and for the Consideration and on such other terms and in such form not being inconsistent therewith as the Parties mutually agree in writing, including any revision thereof as may be so agreed between the Parties;

“Scheme Meeting(s)” means the King Ordinary Share Class Scheme Meeting, the King Linked Share Class Scheme Meeting and the King Restricted Share Class Scheme Meeting collectively, and “Scheme Meeting” means any of them as the context requires;

“Scheme Meeting Resolution” means, with respect to each Scheme Meeting, the resolution to be considered and voted on at that Scheme Meeting proposing that the Scheme, with or without amendment (but subject to such amendment being acceptable to each of King and Activision Blizzard, except for a technical or procedural amendment which is required for the proper implementation of the Scheme and does not have a substantive consequence on the implementation of the Scheme), be agreed to;

“Scheme Record Time” means 11.59 p.m. (Irish time) on the last Business Day before the Effective Date;

“Scheme Shareholder” means a holder of Scheme Shares;

“Scheme Shares” means the Cancellation Shares and the Transfer Shares;

“SEC” means the U.S. Securities and Exchange Commission;

“Second Agreement” shall have the meaning given to that term in paragraph 4.2(b) of Part 2 (Letter from ABS Partners) of this document;

“Securities Act” means the U.S. Securities Act of 1933, as amended;

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“Selling Shareholders” shall have the meaning given to that term in paragraph 5.5 of Part 8 (Additional Information) of this document;

“Subsidiary” and “Subsidiary Undertaking” means in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power;

“Subsidiary Guarantor” shall have the meaning given to that term in paragraph 4.4(f) of Part 2 (Letter from ABS Partners) of this document;

“Trading Day” means any day on which the NYSE is open for business;

“Tranche A Term Loans” shall have the meaning given to that term in paragraph 4.4(a) of Part 2 (Letter from ABS Partners) of this document;

“Tranche B-2 Term Loans” shall have the meaning given to that term in paragraph 4.3 of Part 2 (Letter from ABS Partners) of this document;

“Transaction Agreement” means the Transaction Agreement entered into between King, ABS Partners and Activision Blizzard dated 2 November 2015 relating to, amongst other things, the implementation of the Acquisition as described in paragraph 9 of Part 1 (Letter of Recommendation from the King Board) of this document;

“Transfer Agent” means King’s transfer agent, Computershare, Inc.;

“Transfer Shares” means the King Shares issued at or after the Cancellation Record Time and/or at or before the Scheme Record Time;

“Underwriting Agreement” shall have the meaning given to that term in paragraph 5.5 of Part 8 (Additional Information) of this document;

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland;

“Unlevered Free Cash Flow” shall have the meaning given to that term in paragraph 13 of Part 3 (Information Required under Section 452 of the Act) of this document;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction; and

“U.S. Antitrust Authorities” shall have the meaning given to that term in paragraph 12 of Part 8 (Additional Information) of this document;

“Vivendi” shall have the meaning given to that term in paragraph 1 of Part 6 (Information on Activision Blizzard and ABS Partners) of this document;

“Vivendi Games” shall have the meaning given to that term in paragraph 1 of Part 6 (Information on Activision Blizzard and ABS Partners) of this document;

“Voting Record Time” means 5.00 p.m. (ET/New York time) on 15 November 2015; and

“Zynga” means Zynga, Inc.

2.	All amounts contained within this document referred to by “€” and “c” refer to the euro and cent and amounts contained within this document referred to by “U.S.$”, “USD” or “$” refer to the U.S. dollar amounts.

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3.	Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof. Any reference to any legislation is to Irish legislation unless specified otherwise.

4.	Words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neutral gender.

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Part 10

NOTICE OF KING ORDINARY SHARE CLASS SCHEME MEETING

IN THE MATTER OF KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

– and –

IN THE MATTER OF THE COMPANIES ACT 2014

NOTICE IS HEREBY GIVEN that by an order dated 30 November 2015 made in the above matters, the High Court has directed a meeting to be convened of the holders of the King Ordinary Shares (other than holders of King Linked Shares or King Restricted Shares, as each such term is defined in the proposed scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving a resolution to approve (with or without modification) a scheme of arrangement pursuant to Chapter 1 of Part 9 of the Companies Act 2014 proposed to be made between King Digital Entertainment Public Limited Company (the “Company”) and the holders of the Scheme Shares (the “Scheme”) (and that such meeting will be held at 2 Grand Canal Square, Dublin 2, Ireland on 12 January 2016, at 11.00 a.m. (Irish time)), at which place and time all holders of the said shares are invited to attend; such resolution being in the following terms:

“THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.”

To be passed, the resolution requires the approval of a majority (more than 50%) in number of King Ordinary Shareholders (other than holders of King Linked Shares or King Restricted Shares) representing not less than three-fourths (75%) in value of the Scheme Shares held by such holders voting in person or by proxy.

A copy of the said scheme of arrangement and a copy of the circular required to be furnished pursuant to Section 452 of the Companies Act 2014 are incorporated in the document of which this Notice forms part.

By the said order, the High Court has appointed Gerhard Florin or, failing him, any other director approved by the directors of the Company to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the High Court.

The High Court has ordered that, subject to the approval of the resolutions proposed at the meeting convened by this Notice and the Notices of meeting set out in each of Part 11 (Notice of King Linked Share Class Scheme Meeting) and Part 12 (Notice of King Restricted Share Class Scheme Meeting) of the document of which this Notice forms part and the resolutions to be proposed at the extraordinary general meeting of the Company convened for 12 January 2016 and the prior satisfaction of the Conditions, the hearing by the High Court of the petition to sanction the Scheme is anticipated to take place during March 2016.

The said scheme of arrangement will be subject to the subsequent sanction of the High Court.

Dated: 30 November 2015

William Fry

2 Grand Canal Square

Dublin 2

Ireland

Solicitors for King Digital Entertainment Public Limited Company

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Statement of procedures

Entitlement to attend and vote

(i)	Only those King Ordinary Shareholders registered on the Register of Members of the Company at 5.00pm (ET/New York time) on 15 November 2015 shall be entitled to attend and vote at the King Ordinary Share Class Scheme Meeting, or, if relevant any adjournment thereof.

Availability of documents and information in connection with the King Ordinary Share Class Scheme Meeting on the Company’s website

(ii)	Information regarding the King Ordinary Share Class Scheme Meeting, including the full, unabridged text of the documents and resolution to be submitted to the King Ordinary Share Class Scheme Meeting, will be available from investor.king.com/acquisition.

Attending in person

(iii)	The King Ordinary Share Class Scheme Meeting will be held at 2 Grand Canal Square, Dublin 2, Ireland. If you are a King Ordinary Shareholder of record and you wish to attend the King Ordinary Share Class Scheme Meeting in person, you are recommended to attend at least 15 minutes before the time appointed for the holding of the King Ordinary Share Class Scheme Meeting to allow time for registration. You will be entitled to be admitted to the meeting as a King Ordinary Shareholder of record only if your shareholder status may be verified by checking your name against the Register of Members of the Company.

Appointment of proxies

(iv)	A King Ordinary Shareholder of record at the Voting Record Time who is entitled to attend and vote at the King Ordinary Share Class Scheme Meeting is entitled to appoint another person (whether a member of the Company or not) as their proxy to attend, speak and vote in their place.

(v)	A proxy card marked “Meeting 1 – King Ordinary Share Class Scheme Meeting” for use at the said King Ordinary Share Class Scheme Meeting is enclosed with this Notice. Completion and return of the proxy card will not preclude a shareholder from attending and voting in person at the said meeting, or any adjournment thereof, if that shareholder wishes to do so.

(vi)	To be effective, the proxy card marked “Meeting 1 – King Ordinary Share Class Scheme Meeting” duly signed in accordance with the instructions printed thereon together with any authority under which it is executed (if applicable) or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland (if applicable), must be returned to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by the Proxy Return Time (as defined in the document of which this Notice forms part). The proxy card may also be submitted via the Internet at www.proxyvote.com or by telephone (U.S.) 1800-690-6903 by the Proxy Return Time. Broadridge shall deposit all proxy cards received by it at the registered office of the Company in advance of the King Ordinary Share Class Scheme Meeting.

(vii)	In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

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King Ordinary Shareholders who hold shares through DTC

(viii)	A King Ordinary Shareholder who holds shares through DTC at the Voting Record Time should follow the voting instructions provided by their brokerage firm, bank, dealer or other similar organisation, including the Computershare UK King employee platform, to vote their shares.

(ix)	King Ordinary Shareholders who hold through DTC at the Voting Record Time are invited to attend the King Ordinary Share Class Scheme Meeting but may not vote their shares in person at the meeting. In order to be entitled to be admitted to the King Ordinary Share Class Scheme Meeting, King Ordinary Shareholders will need a form of photo identification and valid proof of ownership of their King Ordinary Shares.

Issued shares and total voting rights

The total number of issued King Ordinary Shares at the Voting Record Time was 312,845,414. The resolution at the King Ordinary Share Class Scheme Meeting shall be decided on a poll. Every King Ordinary Shareholder shall have one vote for every share carrying voting rights of which he, she or it is the holder. A King Ordinary Shareholder (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way. To be passed, the resolution requires the approval of a majority (more than 50%) in number of King Ordinary Shareholders representing at least three-fourths (75%) in value of the King Ordinary Shareholders voting in person or by proxy.

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Part 11

NOTICE OF KING LINKED SHARE CLASS SCHEME MEETING

IN THE MATTER OF KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

– and –

IN THE MATTER OF THE COMPANIES ACT 2014

NOTICE IS HEREBY GIVEN that by an order dated 30 November 2015 made in the above matters, the High Court has directed a meeting to be convened of the holders of the King Linked Shares (as defined in the proposed scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving a resolution to approve (with or without modification) a scheme of arrangement pursuant to Chapter 1 of Part 9 of the Companies Act 2014 proposed to be made between King Digital Entertainment Public Limited Company (the “Company”) and the holders of the Scheme Shares (the “Scheme”) (and that such meeting will be held at 2 Grand Canal Square, Dublin 2, Ireland on 12 January 2016, at 11.05 a.m. (Irish time)) (or, if later, as soon thereafter as the preceding King Ordinary Share Class Scheme Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned), at which place and time all holders of the said shares are invited to attend; such resolution being in the following terms:

“THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.”

To be passed, the resolution requires the approval of a majority (more than 50%) in number of King Linked Shareholders representing not less than three-fourths (75%) in value of the Scheme Shares held by such holders voting in person or by proxy.

A copy of the said scheme of arrangement and a copy of the circular required to be furnished pursuant to Section 452 of the Companies Act 2014 are incorporated in the document of which this Notice forms part.

By the said order, the High Court has appointed Gerhard Florin or, failing him, any other director approved by the directors of the Company to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the High Court.

The High Court has ordered that, subject to the approval of the resolutions proposed at the meeting convened by this Notice and the Notices of meeting set out in each of Part 10 (Notice of King Ordinary Share Class Scheme Meeting) and Part 12 (Notice of King Restricted Share Class Scheme Meeting) of the document of which this Notice forms part and the resolutions to be proposed at the extraordinary general meeting of the Company convened for 12 January 2016 and the prior satisfaction of the Conditions, the hearing by the High Court of the petition to sanction the Scheme is anticipated to take place during March 2016.

The said scheme of arrangement will be subject to the subsequent sanction of the High Court.

Dated: 30 November 2015

William Fry

2 Grand Canal Square

Dublin 2

Ireland

Solicitors for King Digital Entertainment Public Limited Company

151

Statement of procedures

Entitlement to attend and vote

(i)	Only those King Linked Shareholders registered on the Register of Members of the Company at 5.00 p.m. (ET/New York time) on 15 November 2015 shall be entitled to attend and vote at the King Linked Share Class Scheme Meeting, or, if relevant any adjournment thereof.

Availability of documents and information in connection with the King Linked Share Class Scheme Meeting on the Company’s website

(ii)	Information regarding the King Linked Share Class Scheme Meeting, including the full, unabridged text of the documents and resolution to be submitted to the King Linked Share Class Scheme Meeting, will be available from investor.king.com/acquisition.

Attending in person

(iii)	The King Linked Share Class Scheme Meeting will be held at 2 Grand Canal Square, Dublin 2, Ireland. If you are a King Linked Shareholder of record and you wish to attend the King Linked Share Class Scheme Meeting in person, you are recommended to attend at least 15 minutes before the time appointed for the holding of the King Linked Share Class Scheme Meeting to allow time for registration. You will be entitled to be admitted to the meeting as a King Linked Shareholder of record only if your shareholder status may be verified by checking your name against the Register of Members of the Company.

Appointment of proxies

(iv)	A King Linked Shareholder of record at the Voting Record Time who is entitled to attend and vote at the King Linked Share Class Scheme Meeting is entitled to appoint another person (whether a member of the Company or not) as their proxy to attend, speak and vote in their place.

(v)	A proxy card marked “Meeting 2 – King Linked Share Class Scheme Meeting” for use at the said King Linked Share Class Scheme Meeting is enclosed with this Notice. Completion and return of the proxy card will not preclude a shareholder from attending and voting in person at the said meeting, or any adjournment thereof, if that shareholder wishes to do so.

(vi)	To be effective, the proxy card marked “Meeting 2 – King Linked Share Class Scheme Meeting” duly signed in accordance with the instructions printed thereon together with any authority under which it is executed (if applicable) or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland (if applicable), must be returned to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by the Proxy Return Time (as defined in the document of which this Notice forms part). The proxy card may also be submitted via the Internet at www.proxyvote.com or by telephone (U.S.) 1800-690-6903 by the Proxy Return Time. Broadridge shall deposit all proxy cards received by it at the registered office of the Company in advance of the King Linked Share Class Scheme Meeting.

(vii)	In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

Issued shares and total voting rights

The total number of issued King Linked Shares at the Voting Record Time was 2,455,813. The resolution at the King Linked Share Class Scheme Meeting shall be decided on a poll. Every King Linked Shareholder shall have one vote for every share carrying voting rights of which he, she or it is the holder.

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A King Linked Shareholder (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way. To be passed, the resolution requires the approval of a majority (more than 50%) in number of King Linked Shareholders representing at least three-fourths (75%) in value of the King Linked Shareholders voting in person or by proxy.

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Part 12

NOTICE OF KING RESTRICTED SHARE CLASS SCHEME MEETING

IN THE MATTER OF KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

– and –

IN THE MATTER OF THE COMPANIES ACT 2014

NOTICE IS HEREBY GIVEN that by an order dated 30 November 2015 made in the above matters, the High Court has directed a meeting to be convened of the holders of the King Restricted Shares (as defined in the proposed scheme of arrangement referred to below) for the purpose of considering and, if thought fit, approving a resolution to approve (with or without modification) a scheme of arrangement pursuant to Chapter 1 of Part 9 of the Companies Act 2014 proposed to be made between King Digital Entertainment Public Limited Company (the “Company”) and the holders of the King Scheme Shares (the “Scheme”) (and that such meeting will be held at 2 Grand Canal Square, Dublin 2, Ireland on 12 January 2016, at 11.10 a.m. (Irish time)) (or, if later, as soon thereafter as the preceding King Linked Share Class Scheme Meeting (as defined in the document of which this Notice forms part) shall have been concluded or adjourned), at which place and time all holders of the said shares are invited to attend; such resolution being in the following terms:

“THAT the Scheme in its original form or with or subject to any modification(s), addition(s) or condition(s) approved or imposed by the High Court be agreed to.”

To be passed, the resolution requires the approval of a majority (more than 50%) in number of King Restricted Shareholders representing not less than three-fourths (75%) in value of the Scheme Shares held by such holders voting in person or by proxy.

A copy of the said scheme of arrangement and a copy of the circular required to be furnished pursuant to Section 452 of the Companies Act 2014 are incorporated in the document of which this Notice forms part.

By the said order, the High Court has appointed Gerhard Florin or, failing him, any other director approved by the directors of the Company to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the High Court.

The High Court has ordered that, subject to the approval of the resolutions proposed at the meeting convened by this Notice and the Notices of meeting set out in Part 10 (Notice of King Ordinary Share Class Scheme Meeting) and Part 11 (Notice of King Linked Share Class Scheme Meeting) of the document of which this Notice forms part and the resolutions to be proposed at the extraordinary general meeting of the Company convened for 12 January 2016 and the prior satisfaction of the Conditions, the hearing by the High Court of the petition to sanction the Scheme is anticipated to take place during March 2016.

The said scheme of arrangement will be subject to the subsequent sanction of the High Court.

Dated: 30 November 2015

William Fry

2 Grand Canal Square

Dublin 2

Ireland

Solicitors for King Digital Entertainment Public Limited Company

154

Statement of procedures

Entitlement to attend and vote

(i)	Only those King Restricted Shareholders registered on the Register of Members of the Company at 5:00 p.m. (ET/New York time) on 15 November 2015 shall be entitled to attend and vote at the King Restricted Share Class Scheme Meeting, or, if relevant any adjournment thereof.

Availability of documents and information in connection with the King Restricted Share Class Scheme Meeting on the Company’s website

(ii)	Information regarding the King Restricted Share Class Scheme Meeting, including the full, unabridged text of the documents and resolution to be submitted to the King Restricted Share Class Scheme Meeting, will be available from investor.king.com/acquisition.

Attending in person

(iii)	The King Restricted Share Class Scheme Meeting will be held at 2 Grand Canal Square, Dublin 2, Ireland. If you are a King Restricted Shareholder of record and you wish to attend the King Restricted Share Class Scheme Meeting in person, you are recommended to attend at least 15 minutes before the time appointed for the holding of the King Restricted Share Class Scheme Meeting to allow time for registration. You will be entitled to be admitted to the meeting as a King Restricted Shareholder of record only if your shareholder status may be verified by checking your name against the Register of Members of the Company.

Appointment of proxies

(iv)	A King Restricted Shareholder of record at the Voting Record Time who is entitled to attend and vote at the King Restricted Share Class Scheme Meeting is entitled to appoint another person (whether a member of the Company or not) as their proxy to attend, speak and vote in their place.

(v)	A proxy card marked “Meeting 3 – King Restricted Share Class Scheme Meeting” for use at the said King Restricted Share Class Scheme Meeting is enclosed with this Notice. Completion and return of the proxy card will not preclude a shareholder from attending and voting in person at the said meeting, or any adjournment thereof, if that shareholder wishes to do so.

(vi)	To be effective, the proxy card marked “Meeting 3 – King Restricted Share Class Scheme Meeting” duly signed in accordance with the instructions printed thereon together with any authority under which it is executed (if applicable) or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland (if applicable), must be returned to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by the Proxy Return Time (as defined in the document of which this Notice forms part). The proxy card may also be submitted via the Internet at www.proxyvote.com or by telephone (U.S.) 1800-690-6903 by the Proxy Return Time. Broadridge shall deposit all proxy cards received by it at the registered office of the Company in advance of the King Restricted Share Class Scheme Meeting.

(vii)	In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

Issued shares and total voting rights

The total number of issued King Restricted Shares at the Voting Record Time was 639,432. The resolution at the King Restricted Share Class Scheme Meeting shall be decided on a poll. Every King

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Restricted Shareholder shall have one vote for every share carrying voting rights of which he, she or it is the holder. A King Restricted Shareholder (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way. To be passed, the resolution requires the approval of a majority (more than 50%) in number of King Restricted Shareholders representing at least three-fourths (75%) in value of the King Restricted Shareholders voting in person or by proxy.

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Part 13

NOTICE OF EXTRAORDINARY GENERAL MEETING OF KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (“EGM”) of King Digital Entertainment Public Limited Company (the “Company”) will be held at 2 Grand Canal Square, Dublin 2, Ireland on 12 January 2016 at 11.15 a.m. (Irish time) (or, if later, as soon thereafter as the Scheme Meetings (as defined in the document of which this Notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions 1 and 3 will be proposed as ordinary resolutions and resolutions 2 and 4 as special resolutions:

1.	Ordinary Resolution: To Approve the Scheme of Arrangement

That, subject to the approval by the requisite majorities of the Scheme of Arrangement (as defined in the document of which this Notice forms part) at the Scheme Meetings, the Scheme of Arrangement (a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman thereof) in its original form (or such amended form as the High Court may permit to put before the Scheme Meeting) or with or subject to any modification, addition or condition approved or imposed by the High Court be approved and the directors of the Company be authorised to take all such action as they consider necessary or appropriate for carrying the Scheme of Arrangement into effect.

2.	Special Resolution: Cancellation of Cancellation Shares

That, subject to the passing of Resolution 1 (above) and to the confirmation of the High Court pursuant to Section 84 of the Companies Act 2014 and pursuant to Article 52 of the Company’s Articles of Association, the issued capital of the Company be reduced by cancelling and extinguishing all the Cancellation Shares (as defined in the Scheme of Arrangement) but without thereby reducing the authorised share capital of the Company.

3.	Ordinary Resolution: Directors’ Authority to Allot Securities and Application of Reserves

That, subject to the passing of Resolutions 1 and 2 above:

(i)	the directors of the Company be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 1021 of the Companies Act 2014 to give effect to this resolution and accordingly to effect the allotment of the New King Shares (as defined in the Scheme of Arrangement) referred to in paragraph (ii) below provided that (a) this authority shall expire on 31 December 2016, (b) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be an amount equal to the nominal value of the Cancellation Shares and (c) this authority shall be without prejudice to any other authority under the said Section 1021 previously granted before the date on which this resolution is passed; and

(ii)	forthwith upon the reduction of capital referred to in Resolution 2 above taking effect, the reserve credit arising in the books of account of the Company as a result of the cancellation of the Cancellation Shares be applied in paying up in full at par such number of New King Shares as shall be equal to the aggregate of the number of Cancellation Shares cancelled pursuant to Resolution 2 above, such New King Shares to be allotted and issued to ABS Partners C.V., a partnership formed in the Netherlands, (“ABS Partners”) and/or its nominee(s) in the manner described in the Scheme of Arrangement, credited as fully paid up and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.

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4.	Special Resolution: Amendment to Articles

That, subject to the Scheme becoming effective, the Articles of Association of the Company be amended by adding the following new Article 150:

“150.      Scheme of Arrangement

(b)	In these Articles, the “Scheme” means the scheme of arrangement dated 30 November 2015 between the Company and the holders of the scheme shares (which comprise the ordinary shares of the Company that are cancelled or transferred under the Scheme) (the “Scheme Shares”) under Chapter 1 of Part 9 of the Act in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court and expressions defined in the Scheme and (if not so defined) in the document containing the circular circulated with the Scheme under Section 452 of the Act shall have the same meanings in this Article.

(c)	Notwithstanding any other provision of these Articles, if the Company allots and issues any ordinary shares (other than to ABS Partners C.V., a partnership formed in the Netherlands, (“ABS Partners”) or its nominee(s) (holding on bare trust for ABS Partners) on or after 5.00 p.m. (ET/New York time) on 15 November 2015 and prior to 5.00 p.m. (ET/New York time) on the last Business Day before the date on which the Scheme becomes effective, (the “Scheme Record Time”), such shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of those shares shall be bound by the Scheme accordingly.

(d)	Notwithstanding any other provision of these Articles, if any new ordinary shares of the Company are allotted or issued to any person (a “new member”) (other than under the Scheme to ABS Partners or any subsidiary of ABS Partners or anyone acting on behalf of ABS Partners (holding on bare trust for ABS Partners) on or after the Scheme Record Time, the new member shall, provided the Scheme has become effective, have such shares transferred immediately, free of all encumbrances, to ABS Partners and/or its nominee(s) (holding on bare trust for ABS Partners) in consideration of and conditional on the payment by ABS Partners to the new member of the amount of cash to which the new member would have been entitled under the terms of the Scheme had such shares transferred to ABS Partners hereunder been Scheme Shares at the Scheme Record Time, such new ordinary shares of the Company to rank pari passu in all respects with all other ordinary shares of the Company for the time being in issue and ranking for any dividends or distributions made, paid or declared thereon following the date on which the transfer of such new ordinary shares of the Company is executed.

(e)	In order to give effect to any such transfer required by this Article 150, the Company may appoint any person to execute and deliver a form of transfer on behalf of, or as attorney for, the new member in favour of ABS Partners and/or its nominee(s) (holding on bare trust for ABS Partners) pursuant to the Scheme without the need for any further action being required to give effect thereto. Pending the registration of ABS Partners as a holder of any share to be transferred under this Article 150, the new member shall not be entitled to exercise any rights attaching to any such shares unless so agreed by ABS Partners and ABS Partners shall be irrevocably empowered to appoint a person nominated by ABS Partners I, LLC (in its capacity as the general partner of ABS Partners) to act as attorney or agent on behalf of any holder of that share in accordance with any directions ABS Partners may give in relation to any dealings with or disposal of that share (or any interest in it), the exercise of any rights attached to it or receipt of any distribution or other benefit accruing or payable in respect of it and any holder(s) of that share must exercise all rights

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attaching to it in accordance with the directions of ABS Partners. The Company shall not be obliged to issue a certificate to the new member for any such share.”

By order of the Board of Directors

King Digital Entertainment Public Limited Company

6th Floor

2 Grand Canal Square

Dublin 2

Ireland

Gerhard Florin

Chairman of the Board

Dated: 30 November 2015

Notes:

A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend, speak and vote on his behalf. A proxy need not be a King Shareholder.

King Linked Shareholders are not entitled to attend or vote at the EGM.

Statement of procedures

Entitlement to attend and vote

(i)	Only those King Ordinary Shareholders and King Restricted Shareholders registered on the Register of Members of the Company at 5.00 p.m. (ET/New York time) on 15 November 2015 shall be entitled to attend and vote at the EGM, or, if relevant any adjournment thereof.

Availability of documents and information in connection with the EGM on the Company’s website

(ii)	Information regarding the EGM, including the full, unabridged text of the documents and resolution to be submitted to the EGM, will be available from investor.king.com/acquisition.

Attending in person

(iii)	The EGM will be held at 2 Grand Canal Square, Dublin 2, Ireland. If you are a King Ordinary Shareholder or King Restricted Shareholder of record and you wish to attend the EGM in person, you are recommended to attend at least 15 minutes before the time appointed for the holding of the EGM to allow time for registration. You will be entitled to be admitted to the meeting as a King Ordinary Shareholder or King Restricted Shareholder of record only if your shareholder status may be verified by checking your name against the Register of Members of the Company.

Appointment of proxies

(iv)	A King Ordinary Shareholder or King Restricted Shareholder of record at the Voting Record Time who is entitled to attend and vote at the EGM is entitled to appoint another person (whether a member of the Company or not) as their proxy to attend, speak and vote in their place.

(v)	A proxy card marked “Meeting 4 – King Extraordinary General Meeting” for use at the said EGM is enclosed with this Notice. Completion and return of the proxy card will not preclude a shareholder from attending and voting in person at the said meeting, or any adjournment thereof, if that shareholder wishes to do so.

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(vi)	To be effective, the proxy card marked “Meeting 4 – King Extraordinary General Meeting” duly signed in accordance with the instructions printed thereon together with any authority under which it is executed (if applicable) or a copy of such authority certified notarially or by a solicitor practising in the Republic of Ireland (if applicable), must be returned to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, as soon as possible but, in any event, so as to be received by post or, during normal business hours, by hand, by the Proxy Return Time (as defined in the document of which this Notice forms part). The proxy card may also be submitted via the Internet at www.proxyvote.com or by telephone (U.S.) 1800-690-6903 by the Proxy Return Time. Broadridge shall deposit all proxy cards received by it at the registered office of the Company in advance of the EGM.

(vii)	In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

King Ordinary Shareholders who hold shares through DTC

(viii)	A King Ordinary Shareholder who holds shares through DTC at the Voting Record Time should follow the voting instructions provided by their brokerage firm, bank, dealer or other similar organisation, including the Computershare UK King employee platform, to vote their shares.

(ix)	King Ordinary Shareholders who hold through DTC at the Voting Record Time are invited to attend the EGM but may not vote their shares in person at the meeting. In order to be entitled to be admitted to the EGM, King Ordinary Shareholders will need a form of photo identification and valid proof of ownership of their King Ordinary Shares.

Issued shares and total voting rights

(x)	The total number of issued King Shares carrying the right to vote at the EGM at the Voting Record Time was 313,484,846. The resolution at the EGM shall be decided on a poll. Every King Shareholder entitled to vote at the EGM shall have one vote for every share carrying voting rights of which he, she or it is the holder. A King Shareholder (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way.

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Annex I

Transaction Agreement

EXECUTION VERSION

KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

ACTIVISION BLIZZARD, INC.

ABS PARTNERS C.V.

TRANSACTION AGREEMENT

William Fry

Solicitors

2 Grand Canal Square

Dublin 2

www.williamfry.com

CONTENTS

1. Interpretation	1
2. Rule 2.5 Announcement and Scheme Document	15
3. Implementation of the Scheme	16
4. Rule 15 Proposals	23
5. King and AB Conduct	30
6. Warranties	33
7. Additional Agreements	44
8. Completion of Acquisition	55
9. Termination	56
10. General	57

Schedule 1 – King Conduct	63

Annex: Rule 2.5 Announcement

THIS AGREEMENT is made on November 2, 2015

BETWEEN:

KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY

a company incorporated in Ireland

with registered number 529753

having its registered office at

6th Floor, 2 Grand Canal Square, Dublin 2, Ireland

(hereinafter called “King”)

ACTIVISION BLIZZARD, INC.,

a corporation incorporated in the

State of Delaware

(hereinafter called “AB”)

-and-

ABS PARTNERS C.V.

a partnership formed in The Netherlands and a wholly-owned

Subsidiary of AB

(hereinafter called “AB Sub”)

RECITALS:

A.	AB has agreed to make a proposal to cause AB Sub to acquire King on the terms set out in the Rule 2.5 Announcement (as defined below).

B.	This Transaction Agreement (this “Agreement”) sets out certain matters relating to the conduct of the Acquisition (as defined below) that have been agreed by the Parties (as defined below).

C.	The Parties intend that the Acquisition will be implemented by way of the Scheme (as defined below), although this may, subject to the consent of the Panel (where required), be switched to a Takeover Offer (as defined below) in accordance with the terms set out in this Agreement.

THE PARTIES AGREE as follows:

1.	Interpretation

1.1	Definitions

In this Agreement, including the Recitals, the following words and expressions shall have the meanings set opposite them:

“AB”, shall have the meaning given to that term in the Preamble;

“AB Board”, the board of directors of AB;

“AB Bylaws”, shall have the meaning given to that term in Clause 6.2.1;

“AB Certificate of Incorporation”, shall have the meaning given to that term in Clause 6.2.1;

“AB Confidentiality Agreement”, the confidentiality agreement between King and AB dated

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April 20, 2015 as amended by agreement between AB and King dated May 26, 2015 and as it may be further amended in writing by AB and King from time to time;

“AB Executive Service Agreement”, the Service Agreement between AB and each of the CEO, COO, CCO and certain other executives of King, having effect from the Completion Date;

“AB Financing Information”, shall have the meaning given to that term in Clause 3.4.3;

“AB Group”, collectively, AB and all of its Subsidiaries, including AB Sub;

“AB Parties”, collectively, AB and AB Sub;

“AB Reimbursement Payment”, shall have the meaning given to that term in the Expenses Reimbursement Agreement;

“AB Shares”, shares of common stock of AB, par value $0.000001 per share;

“AB Sub”, shall have the meaning given to that term in the Preamble;

“Accelerated EMI Option Shares”, shall have the meaning given to that term in Clause 4.2.1;

“Accelerated Linked Options”, shall have the meaning given to that term in Clause 4.3.2;

“Accelerated Restricted Shares”, shall have the meaning given to that term in Clause 4.7.1;

“Acquisition”, the proposed acquisition by AB Sub of King by means of the Scheme (to be described in the Rule 2.5 Announcement) or a Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to this Agreement (whether by way of the Scheme or, in accordance with Rule 41.3 of the Takeover Rules, such Takeover Offer) as provided for in this Agreement;

“Act”, the Companies Act 2014 and all enactments which are to be read as one with, or construed or read together as one with, the Companies Act 2014;

“Acting in Concert”, shall have the meaning given to that term in the Takeover Panel Act;

“Action”, any lawsuit, claim, complaint, action or proceeding before any Relevant Authority;

“Affiliate”, in relation to any person, another person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise);

“Agreement”, shall have the meaning given to that term in the Recitals;

“Antitrust Laws”, shall have the meaning given to that term in Clause 7.1.4(a);

“Assumed Non-Executive Director Share Option”, shall have the meaning given to that term in Clause 4.9.2;

“Assumed Performance Option”, shall have the meaning given to that term in Clause 4.5.1;

“Assumed RSU Award”, shall have the meaning given to that term in Clause 4.8.1;

“Assumed Share Option”, shall have the meaning given to that term in Clause 4.4.2;

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“Assumed Under-water Option”, shall have the meaning given to that term in Clause 4.6.1;

“Applicable Courts”, shall have the meaning given to that term in Clause 10.14.3;

“Business Day”, any day, other than a Saturday, Sunday, public holiday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Cancellation Record Time”, the date and time specified in the Scheme Document as being the “Cancellation Record Time”;

“Capitalization Date”, shall have the meaning given to that term in Clause 6.1.3(a);

“Cashless Option Exercise”, the exercise of a King Option in connection with the Acquisition by means of a cashless exercise facility pursuant to which the Optionholder shall (i) direct King that such option, to the extent vested and exercisable, be exercised immediately prior to the Effective Time and conditional upon the Scheme becoming effective, and that the King Shares issued to him upon such exercise be disposed of in the Acquisition, (ii) irrevocably undertake to pay King the applicable option exercise price, (iii) acknowledge that applicable Taxes will be deducted from the Consideration payable to him in respect of the King Shares issued upon such exercise, and (iv) direct AB to deduct the applicable option exercise price from such Consideration and pay it to King on his behalf;

“CCO” the Chief Creative Officer of King on the date hereof;

“CEO”, the Chief Executive Officer of King on the date hereof;

“Chief Technology Officer”, the individual with such title listed in Section 1.1 of Part A of the King Disclosure Letter;

“Clawback Right”, the right of AB, exercisable by written notice within 28 days after the date on which an individual ceases employment with the AB Group for any reason, to require the individual to pay the EMI Option Clawback Amount or the Good Reason Leaver Clawback Amount, by means of setting off such amount against the after-tax amount of any salary, profit share bonus or other payment due by the AB Group to such individual or from the proceeds of any award over AB Shares held by or beneficially owned by such individual or the sale of AB Shares subject to such award or, in the absence of such set-off being possible, by demanding payment of the EMI Option Clawback Amount or the Good Reason Leaver Clawback Amount in cash within 14 days after notice of such demand is received by the individual;

“Clearances”, all consents, licenses, authorizations, clearances, approvals, permissions, permits, non-actions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party;

“Completion”, completion of the Acquisition;

“Completion Date”, shall have the meaning given to that term in Clause 8.1.1;

“Concert Parties”, in relation to any Party, such persons as are deemed to be Acting in Concert with that Party pursuant to Rule 3.3 of Part A of the Takeover Rules and such persons as are Acting in Concert with that Party;

“Conditions”, the conditions to the Scheme and the Acquisition set forth in Part A of Appendix 1 to the Rule 2.5 Announcement, and “Condition” means any one of the Conditions;

“Consideration”, $18.00 per King Share;

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“Contract”, any legally binding written, oral or other agreement, amendment, contract, subcontract, lease, understanding, instrument, note, debenture, indenture, warrant, option, warranty, purchase order, license, sublicense, insurance policy or other similar legally binding commitment or undertaking of any nature;

“COO”, the Chief Operating Officer of King on the date hereof;

“Copyrights”, any and all US and foreign copyrights, mask works and all other rights with respect to Works of Authorship and all registrations thereof, applications therefor, and renewals, extensions and reversions thereof (including moral and economic rights, however denominated);

“Core Trademark”, the word and logo Trademarks for core King goods and services for the titles of the Material King Products offered by King as of the date hereof;

“Court Hearing”, the hearing by the High Court of the Petition to sanction the Scheme under Section 450 of the Act;

“Court Order”, the order or orders of the High Court sanctioning the Scheme under Section 453 of the Act and confirming the related reduction of capital that forms part of it under Sections 84 and 85 of the Act;

“Customer Associate Assignment Agreements”, the policies requiring each King Associate who is or was involved in the development of material Intellectual Property for any member of the King Group to execute proprietary information, confidentiality and assignment agreements appropriate for the jurisdiction in which such King Associate resides and works;

“Databases”, shall have the meaning given to that term in the definition of Intellectual Property;

“Domain Names”, shall have the meaning given to that term in the definition of Intellectual Property;

“Effective Date”, the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time”, the time on the Effective Date at which the Court Order and a copy of the minute required by Section 86 of the Act are registered by the Registrar of Companies;

“EGM”, the extraordinary general meeting of King Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the Scheme Meeting shall have been concluded or adjourned (it being understood that if the Scheme Meeting is adjourned, the EGM shall be correspondingly adjourned);

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the related reduction of capital of King, changes to the Articles of Association of King and such other matters as King reasonably determines to be necessary for the purposes of implementing the Acquisition or, subject to the consent of AB (such consent not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Scheme or the Acquisition;

“EMI Option”, a Pre-IPO King Option granted under Schedule 5 Income Tax (Earnings and Pensions) Act 2003 (Enterprise Management Incentive) of the United Kingdom;

“EMI Option Agreement”, the agreement or agreements governing an EMI Option;

“EMI Option Clawback Amount”, the Consideration, net of (i) the Tax Payment Amount, and (ii) the applicable option exercise price, paid to an individual in respect of EMI Option Clawback Shares;

“EMI Option Clawback Shares”, the number of Accelerated EMI Option Shares for which the

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EMI Option would not have been vested and exercisable on the date of the EMI Optionholder’s cessation of employment with the AB Group, in accordance with the vesting provisions set out in the EMI Option Agreement (save to the extent, if any, varied by the EMI Optionholder’s AB Executive Service Agreement) and determined without regard to any acceleration effected pursuant to this Agreement;

“EMI Optionholder”, the holder of an EMI Option;

“Encumbrance”, any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, option, right of first refusal, pre-emptive right, community property interest or other similar restriction on (i) the voting of any security; (ii) the possession or transfer of any security or other asset; (iii) the receipt of any income derived from any asset; or (iv) use of any asset;

“End Date”, the date that is six months after the date hereof or, if later, the date that is four months after AB’s election to implement the Acquisition by way of a Takeover Offer pursuant to Clause 3.6; provided, that if as of such date all Conditions (other than Conditions 2.3, 2.4, 3.1.1, 3.1.2 and 3.6) have been satisfied (or, in the sole discretion of the applicable Party, waived (where permissible)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where permissible)) if the Acquisition were completed on such date, the “End Date” shall be the date that is nine months after the date hereof (or such earlier date as may be specified by the Panel, or such later date as AB Sub and King may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow);

“ERISA”, the United States Employee Retirement Income Security Act of 1974, as amended;

“Escrow Payment Terms”, shall have the meaning given to that term in Clause 4.3.4;

“EU Merger Regulation”, Council Regulation (EC) No. 139/2004;

“Exchange Act”, the United States Securities Exchange Act of 1934, as amended;

“Exchange Ratio”, shall have the meaning given to that term in Clause 4.4.2;

“Executive Officers”, the executive officers of King listed in Section 1.1 of Part A of the King Disclosure Letter;

“Expenses Reimbursement Agreement”, the expenses reimbursement agreement dated the date hereof between AB and King, the terms of which have been approved by the Panel;

“Final Recommendation Change Notice”, shall have the meaning given to that term in Clause 5.2.5;

“Financing”, third-party debt financing provided to any member of the AB Group for the purposes of financing the Transactions;

“Financing Sources”, the entities that have committed to provide or arrange the Financing or other financings in connection with the Transactions, including the parties to any joinder agreements or credit agreements entered pursuant thereto or relating thereto, and together with each former, current and future Affiliate thereof and each former, current and future officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such entity, other Person or Affiliate or the heirs, executors, successors and assigns of any of the foregoing, but excluding in each case for the avoidance of doubt:

(a)	the Parties and their Subsidiaries, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; and

(b)	Goldman, Sachs & Co. solely in its capacity as financial advisor to AB in respect of the cash confirmation to be provided in the Rule 2.5 Announcement and Scheme Document in accordance with the requirements of the Takeover Rules;

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“Good Reason Accelerated Options”, shall have the meaning given to that term in Clause 4.11;

“Good Reason Accelerated RSUs”, shall have the meaning given to that term in Clause 4.11;

“Good Reason Leaver”, shall have the meaning given to that term in Clause 4.11;

“Good Reason Leaver Clawback Amount”, the Consideration, net of (i) the Tax Payment Amount, and (ii) in relation to a King Option, the applicable option exercise price, paid to an individual in respect of Good Reason Leaver Clawback Shares;

“Good Reason Leaver Clawback Shares”, the number of King Shares equal to the aggregate of (i) the number of Good Reason Accelerated RSUs and (ii) the number of King Shares subject to Good Reason Accelerated Options (, that would not have been vested and exercisable, respectively, in accordance with the vesting provisions set out in the King Award Agreements or the Good Reason Leaver Service Agreement, and without regard to any acceleration effected pursuant to this Agreement, on the date prior to the expiration of the Transition Period on which the Good Reason Leaver’s employment with the AB Group ceases;

“Good Reason Leaver Service Agreement”, shall have the meaning given to that term in Clause 4.11;

“Governmental Authorisation”, any consent, approval, order, waiver, permit, license, permission, clearance, registration, qualification or authorisation issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any applicable Law (including any of the foregoing that relate to export control);

“Governmental Body”, any Irish, United States, foreign or supranational, federal, state, local or other governmental or regulatory authority or agency in any jurisdiction;

“High Court”, the High Court of Ireland;

“HSR Act”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“IASB”, the International Accounting Standards Board;

“IFRS”, international financial reporting standards, as issued by the IASB;

“Indebtedness”, any and all (i) indebtedness for borrowed money, whether current or funded, secured or unsecured, including that evidenced by notes, bonds, debentures or other similar instruments (and including all outstanding principal, prepayment premiums, if any, and accrued interest, fees and expenses related thereto), (ii) amounts owed with respect to drawn letters of credit, (iii) cash overdrafts, and (iv) outstanding guarantees of obligations of the type described in clauses (i) through (iii) above;

“Individual Option and Subscription Agreement”, the agreement or agreements governing a Pre-IPO King Option and a subscription for King Linked Shares in respect of that option;

“Intellectual Property”, any and all: (i) Technology; (ii) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier, personnel and other information and materials; (iii) models, devices, prototypes, schematics and development tools; (iv) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works and other works of authorship and copyrightable subject matter (“Works of Authorship”); (v) databases and other compilations and collections of data or information (“Databases”); (vi) any and

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all US and foreign trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing (“Trademarks”); (vii) domain names, uniform resource locators and other names and locators associated with the Internet including social media accounts (“Domain Names”); and (viii) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information;

“Intellectual Property Rights”, any and all rights, licenses, entitlements and interests, whether registered or unregistered or capable of registration, in and to any and all Intellectual Property;

“Ireland”, the island of Ireland, excluding the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland, and the word “Irish” shall be construed accordingly;

“King”, shall have the meaning given to that term in the Preamble;

“King 2014 Plan”, the King Digital Entertainment plc 2014 Equity Incentive Plan;

“King Associate”, any current employee, independent contractor, consultant or director of or to any member of the King Group;

“King Alternative Proposal”, any bona fide proposal or bona fide offer, which proposal or offer may be subject to due diligence, definitive documentation or both, made by any person (other than a proposal or offer pursuant to Rule 2.5 of the Takeover Rules by AB or any of its Concert Parties) for:

(a)	a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving King that, if consummated, would result in any Person beneficially owning shares with more than 20% of the voting power of King,

(b)	the direct or indirect acquisition by any Person of more than 20% of the value of the assets of the King Group, taken as a whole, or

(c)	the direct or indirect acquisition by any Person of more than 20% of the voting power or the issued share capital of King, including any offer or exchange offer that if consummated would result in any Person beneficially owning shares with more than 20% of the voting power of King;

“King Award Agreement”, with respect to each King Option, King Linked Option, EMI Option, King RSU Award and King Restricted Share Award, the Pre-IPO Option Agreement, 2014 Plan Option Agreement, King Linked Option Agreement, EMI Option Agreement, RSU Award Agreement or Restricted Share Award Agreement, respectively, governing such option or award, as in effect immediately prior to the Effective Time;

“King Benefit Plan”, each employee or director benefit plan, arrangement or agreement, whether or not written, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA and any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not any such plan is subject to ERISA), any pension plan, and any bonus, incentive, deferred compensation, vacation, severance, employment, change of control or fringe benefit plan, program or agreement that is or has been sponsored, maintained or contributed to by any member of the King Group;

“King Board”, the board of directors of King from time to time and for the time being;

“King Change of Recommendation”, shall have the meaning given to that term in Clause 5.2.4;

“King Disclosure Letter”, the disclosure letter delivered by King to AB on the date hereof;

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“King Employee”, an employee of any member of the King Group who remains employed after the Effective Time;

“King Group”, King and all of its Subsidiaries;

“King Indemnified Parties” and “King Indemnified Party”, shall have the meaning given to those terms in Clause 7.2.1;

“King Intellectual Property”, any and all Intellectual Property Rights that are owned (solely or jointly) by, or exclusively licensed to, any member of the King Group (or that any member of the King Group claims or purports to own);

“King Linked Option”, a Pre-IPO King Option in respect of which the Optionholder holds King Linked Shares immediately prior to the Effective Time, excluding the King Under-water Option;

“King Linked Option Agreement”, the agreement or agreements governing a King Linked Option and King Linked Shares;

“King Linked Optionholder”, the holder of a King Linked Option;

“King Linked Share”, a King Share held by an individual that is expressed in the letter of allotment issued by King in respect of such King Share to be a “Linked Share” for purposes of a specified Pre-IPO King Option;

“King Linked Shares”, King Shares that are not transferable by the holder and are held subject to the terms of an Individual Option and Subscription Agreement;

“King Memorandum and Articles of Association”, King’s memorandum and articles of association as filed with the Companies Registration Office in Dublin;

“King Non-Executive Director”, a non-executive member of the King Board as of immediately prior to the Effective Time;

“King Option”, a Pre-IPO King Option or an option to subscribe for King Shares granted under the King 2014 Plan;

“King Performance Option”, the Pre-IPO King Option granted to each of the CCO, CEO and COO on January 31, 2014, with respect only to the Type B Option Shares described in Schedule 1, Part B, to the King Award Agreement;

“King Performance Optionholder”, the holder of a King Performance Option;

“King Product”, any current product or service made, sold or licensed by any member of the King Group;

“King Product Software”, any Software in which the Copyrights are owned (or claimed or purported to be owned) by any member of the King Group and contained or included in, or provided with any King Product;

“King Profit Sharing Plan”, shall have the meaning given to that term in Clause 7.3.3;

“King Relevant Employee”, an employee of any member of the King Group with a title of Senior Vice President or above;

“King Restricted Share Award”, an award of King Shares (other than King Linked Shares) that were acquired by means of subscription and, as of the Effective Time, are subject to restrictions, including restrictions on transfer and/or a risk of forfeiture;

“King RSU”, a restricted stock unit issued under the King 2014 Plan, including a restricted stock

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unit issued to an employee of King in China that by its terms is to be settled only in cash;

“King RSU Award”, an award of King RSUs;

“King SEC Documents”, all forms, documents and reports (including exhibits and other information incorporated therein) filed or furnished by King with the SEC;

“King Share Awards”, the King RSU Awards and the King Restricted Share Awards;

“King Share Plans”, the King 2014 Plan, the Pre-IPO Option Agreements, the Restricted Share Award Agreements and the Individual Option and Subscription Agreements;

“King Shareholder Approval”,

(a)	the approval of the Scheme Meeting Resolution by a majority in number of King Shareholders representing at least 75% or more in value of King Shares held by such King Shareholders, present and voting either in person or by proxy, at the requisite Scheme Meeting (or at any adjournment of such meeting); and

(b)	the EGM Resolutions being duly passed by the requisite majorities of King Shareholders at the EGM (or at any adjournment of such meeting);

“King Shareholders”, the holders of King Shares;

“King Shares”, the existing unconditionally allotted or issued and fully paid ordinary shares with a nominal value of US$0.00008 each in the capital of King and further such shares which are unconditionally allotted or issued before the date on which the Scheme is declared effective;

“King Superior Proposal”, a written bona fide King Alternative Proposal (where each reference to 20% set forth in the definition of such term shall be deemed to refer to 51%, but provided that such King Alternative Proposal may not be subject to due diligence or definitive documentation (other than the execution thereof)) that the King Board determines in good faith (after consultation with King’s financial advisors and outside legal counsel) is more favourable to the King Shareholders than the Transactions, taking into account such financial, regulatory, legal, structuring, timing and other aspects of such proposal as the King Board considers to be appropriate;

“King Under-water Option”, the Pre-IPO King Option granted to the COO on January 31, 2014, having an exercise price of $31.37 per King Share and in respect of which the COO holds King Linked Shares;

“Knowledge”, the knowledge, after due inquiry, of the Executive Officers and all King Relevant Employees, provided, that for purposes of Clause 6.1.12, “Knowledge” shall mean the knowledge, after due inquiry, of the Executive Officers and the Chief Technology Officer of King;

“Law”, any applicable federal, state, local, municipal, foreign, supranational or other law, statute, constitution, principle of common law, resolution, ordinance, code, agency requirement, license, permit, edict, binding directive, decree, rule, regulation, judgment, order, injunction, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body or Relevant Authority (or under the authority of NASDAQ or the NYSE, as applicable);

“Linked Share Release”, shall have the meaning given to that term in Clause 4.3.1;

“Loss”, shall have the meaning given to that term in Clause 7.4.2.

“Material Contracts”, the Contracts described in Clauses 6.1.9(a)(i) and (ii);

“Material King Products”, the following games: Candy Crush Saga, Farm Heroes Saga, Pet

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Rescue Saga, Candy Crush Soda Saga and Bubble Witch 2 Saga;

“Most Recent Balance Sheet”, the unaudited consolidated balance sheet of King and its consolidated Subsidiaries as of June 30, 2015 included in King’s Form 6-K furnished with the SEC on August 14, 2015;

“NASDAQ”, shall have the meaning given to that term in Clause 4.4.2;

“New Plans”, shall have the meaning given to that term in Clause 7.3.4;

“Notice Period”, shall have the meaning given to that term in Clause 5.2.5;

“NYSE”, the New York Stock Exchange;

“Old Plans”, shall have the meaning given to that term in Clause 7.3.4;

“Open Source Software”, Software or similar subject matter that is generally available under any license approved by the Open Source Initiative, or that meets the Open Source Definition (www.opensource.org/osd.html) or the Free Software Definition (http://www.gnu.org/philosophy/free-sw.html), such as the GNU General Public License, GNU Lesser General Public License, Apache License, New BSD License, MIT License, and Common Public License;

“Optionholder”, the holder of a King Option;

“Orders”, shall have the meaning given to that term in Clause 6.1.6;

“Organisational Documents”, articles of association, articles of incorporation, certificate of incorporation or bylaws or other equivalent organisational document, as appropriate;

“Panel”, the Irish Takeover Panel;

“Parties”, King, AB and AB Sub, and “Party” shall mean either King, on the one hand, or AB or AB Sub (whether individually or collectively), on the other hand (as the context requires);

“Patents”, any and all US and foreign patent rights, including all: (i) patents (including utility, utility model, plant and design patents, and certificates of invention); (ii) patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals and all patents granted thereon; (iii) patents-of-addition, reissues, re-examinations, confirmations, re-registrations, invalidations, and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof; and (iv) foreign counterparts of any of the foregoing;

“Permitted Encumbrances”, any Encumbrance:

(a)	for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or which may hereafter be paid without penalty or for which adequate accruals or reserves have been established in accordance with IFRS (where required);

(b)	which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business consistent with past practice;

(c)	which is disclosed on the most recent consolidated balance sheet of King (or AB, as the context requires) or notes thereto or securing liabilities reflected on such balance sheet;

(d)	which was incurred in the ordinary course of business consistent with past practice since the date of the most recent consolidated balance sheet of King (or AB, as the context requires); or

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(e)	which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used;

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

“Petition”, the petition to the High Court seeking the Court Order;

“Pre-IPO King Option”, an option to subscribe for King Shares granted prior to March 26, 2014;

“Pre-IPO Option Agreement”, the agreement or agreements governing a Pre-IPO King Option;

“Registered IP”, all Intellectual Property Rights that are registered, filed, issued or granted under the authority of, with or by any Governmental Body, including all patented Technology, registered Copyrights, registered Trademarks, Domain Names and all applications for any of the foregoing;

“Registrar of Companies”, the Registrar of Companies in Dublin, Ireland as defined in Section 2 of the Act;

“Regulation S-X”, shall have the meaning given to that term in Clause 7.4.1(c);

“Regulatory Information Service”, a regulatory information service as defined in the Takeover Rules;

“Release” or “Released”, in relation to King Linked Shares means all restrictions on the transfer of the King Linked Shares that apply pursuant to the King Linked Option Agreement ceasing to so apply;

“Relevant Authority”, any Irish, United States, foreign or supranational, federal, state or local governmental commission, board, body, bureau, arbitrator, arbitration panel, or other regulatory authority, agency, including courts and other judicial bodies, or any competition, antitrust, foreign investment review or supervisory body, central bank or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing, in each case, in any jurisdiction, including the Panel, the High Court and the SEC;

“Representatives”, in relation to any person, the directors, officers, employees, agents (excluding any brand licensing agents), investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or representatives of such person;

“Resolutions”, collectively, the Scheme Meeting Resolution and the EGM Resolutions, which will be set out in the Scheme Document;

“Restricted Share Award Agreement”, the agreement or agreements evidencing a King Restricted Share Award;

“Restricted Share Award Holder”, the holder of a King Restricted Share Award;

“RSU Award Agreement”, the agreement or agreements governing a King RSU Award;

“RSU Award Holder”, the holder of a King RSU Award;

“Rule 2.5 Announcement”, the announcement to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules, a copy of which is annexed to this Agreement;

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“Rule 15 Proposals”, the proposals required to be made pursuant to Rule 15 of the Takeover Rules to holders of King Options and King Share Awards;

“Sanction Date”, the date of sanction of the Scheme pursuant to Section 449 to 455 of the Act and confirmation of the related reduction of capital involved therein by the High Court;

“Scheme”, the proposed scheme of arrangement under Chapter 1 of Part 9 of the Act and the related capital reduction under Sections 84 and 85 of the Act to effect the Acquisition pursuant to this Agreement, on the terms (including the Conditions) and for the consideration set out in Rule 2.5 Announcement and on such other terms and in such form not being inconsistent therewith as the Parties mutually agree in writing, including any revision thereof as may be so agreed between the Parties;

“Scheme Document”, a document comprising the scheme document (including any amendments or supplements thereto) to be distributed to King Shareholders and, for information only, to holders of King Options or King Share Awards, containing:

(a)	the Scheme;

(b)	the notice or notices of the Scheme Meeting and the EGM;

(c)	an explanatory statement as required by Section 452 of the Act with respect to the Scheme;

(d)	such other information as may be required or necessary pursuant to the Act, the Exchange Act or the Takeover Rules; and

(e)	such other information as King and AB shall agree, each acting reasonably;

“Scheme Meeting”, the meeting or meetings of the King Shareholders or, if applicable, any class of King Shareholders (as may be directed by the High Court pursuant to Section 450(5) of the Act) (and any adjournment of any such meeting or meetings) convened by (i) resolution of the King Board or (ii) order of the High Court, in either case pursuant to Section 450 of the Act, to consider and vote on the Scheme Meeting Resolution;

“Scheme Meeting Resolution”, the resolution to be considered and voted on at the Scheme Meeting proposing that the Scheme, with or without amendment (but subject to such amendment being acceptable to each of King and AB, except for a technical or procedural amendment which is required for the proper implementation of the Scheme and does not have a substantive consequence on the implementation of the Scheme), be agreed to;

“Scheme Recommendation”, the unanimous recommendation of the King Board that King Shareholders vote in favour of the Resolutions;

“SEC”, the United States Securities and Exchange Commission;

“Securities Act”, the United States Securities Act of 1933, as amended;

“Significant Subsidiary”, a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X;

“Software”, all (i) computer programs and other software, including software implementations of algorithms, models and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof; (ii) computerized Databases, including all data and information included in such Databases; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, development tools and other materials used to design, plan, organize and develop any of the foregoing; and (v) documentation associated with any of the foregoing;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other

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form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power;

“Superior Proposal Notice”, shall have the meaning given to that term in Clause 5.2.5;

“Takeover Offer”, an offer in accordance with Clause 3.6 for the entire issued and to be issued share capital of King, including any amendment or revision thereto pursuant to this Agreement, the full terms of which would be set out in the Takeover Offer Documents;

“Takeover Offer Documents”, if following the date hereof, AB elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6, the documents to be dispatched to King Shareholders and others by AB Sub containing, amongst other things, the Takeover Offer, the Conditions (save insofar as not appropriate in the case of a Takeover Offer, and as amended in such manner as AB and King shall determine, and the Panel shall agree, to be necessary to reflect the terms of the Takeover Offer) and certain information about AB, AB Sub and King and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

“Takeover Panel Act”, the Irish Takeover Panel Act 1997, as amended;

“Takeover Rules”, the Irish Takeover Panel Act 1997, Takeover Rules, 2013, as amended;

“Tax” (or “Taxes” and, with correlative meaning, the term “Taxable”), all national, federal, state, local or other taxes imposed by the United States, Ireland, and any other Relevant Authority or Tax Authority, including income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, universal social charge, pay related social insurance and other similar contributions, sales, employment, unemployment, disability, use, property, gift tax, inheritance tax, unclaimed property, escheat, withholding, excise, production, value added, goods and services, trading, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, surcharges and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, whether disputed or not;

“Tax Authority”, any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to Taxes or for making any decision or ruling on any matter relating to Tax (including the US Internal Revenue Service and the Irish Revenue Commissioners);

“Tax Payment Amount”, the amount in respect of Tax required to be deducted by King or AB from the Consideration payable to the holder of a King Option or King Share Award, and/or in respect of any such holder who has an obligation to account for and pay Tax directly to a Tax Authority in relation to such Consideration, 40% of the amount of such Consideration, or such higher portion as the holder of the King Option or King Share Award can demonstrate shall be required by him to pay such Tax;

“Tax Return”, any return (including any information return), report, statement, declaration, estimate, schedule, or information, including any amendments thereof, filed with, or required to be filed with, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax;

“Technology”, all Software, designs (including circuit designs and layouts), semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, procedures, methods, techniques, ideas, know-how, Patents, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), discoveries, apparatus, creations, improvements, Works of Authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and

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all related technology;

“Trademarks”, shall have the meaning given to that term in the definition of Intellectual Property;

“Transactions”, the transactions contemplated by this Agreement, including the Acquisition;

“Transition Period”, shall have the meaning given to that term in Clause 4.11;

“US$”, “$” or “USD”, United States dollars, the lawful currency of the United States of America;

“US” or “United States”, the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US GAAP”, US generally accepted accounting principles;

“WARN Act”, collectively, the Worker Adjustment and Retraining Notification Act and its regulations and any other similar Laws;

“Works of Authorship”, shall have the meaning given to that term in the definition of Intellectual Property;

“€”, “EUR”, or “euro”, the single currency unit provided for in Council Regulation (EC) NO974/98 of 8 May 1990, being the lawful currency of Ireland; and

“2014 Plan Option Agreement”, the agreement or agreements governing an option granted under the King 2014 Plan.

1.2	Construction

1.2.1	In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

1.2.2	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, subsection, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

1.2.3	In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

1.2.4	In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

1.2.5	In this Agreement, the term “officers” shall be construed to mean corporate officers and executive officers.

1.2.6	In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.2.7	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including

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by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.2.8	In this Agreement, the phrase “all reasonable endeavours” and words of similar import shall not be construed to mean that a Party must take, or procure the taking of, any action that would be unreasonable under the circumstances.

1.3	Captions

The table of contents and the headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4	Time

References to times are to Irish times unless otherwise specified.

2.	Rule 2.5 Announcement and Scheme Document

2.1	Rule 2.5 Announcement

2.1.1	Each Party confirms that its respective board of directors (or a duly authorised committee thereof) has approved the contents and release of the Rule 2.5 Announcement.

2.1.2	Forthwith upon the execution of this Agreement, the Parties shall, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a Regulatory Information Service by no earlier than 6:00 p.m., Pacific time and no later than 11:59 p.m., Pacific time, on November 2, 2015, or such later time on that date as may be agreed between the Parties in writing.

2.1.3	The obligations of the Parties under this Agreement, other than the obligations under Clause 2.1.2, shall be conditional on the release of the Rule 2.5 Announcement to a Regulatory Information Service on November 2, 2015 (Pacific time).

2.1.4	King confirms that, as of the date hereof, the King Board unanimously considers that the terms of the Scheme as contemplated by this Agreement are fair to the King Shareholders and that the King Board has unanimously resolved to recommend to the King Shareholders that they vote in favour of the Resolutions. The unanimous recommendation of the King Board that the King Shareholders vote in favour of the Resolutions, and the related opinion of the financial advisors to the King Board, are set out in the Rule 2.5 Announcement and, subject to Clause 5.2, shall be incorporated in the Scheme Document and, to the extent required by the Takeover Rules, in any other document sent to King Shareholders in connection with the Acquisition.

2.1.5	The Conditions are hereby incorporated in, and shall constitute a part of, this Agreement.

2.2	Scheme

2.2.1	King agrees that it shall put the Scheme to the King Shareholders in the manner set out in Clause 3 and, subject to the satisfaction or, in the sole discretion of AB Sub, waiver (where permissible) of the Conditions (with the exception of Conditions 2.3 and 2.4 and any other Conditions that by their nature are to be satisfied on the Sanction Date, but subject to the satisfaction of such Conditions), shall, in the manner set out in Clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Acquisition.

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2.2.2	Each of the AB Parties agrees, subject to Clause 3.6, that it shall participate in the Scheme and agree to be bound by its terms and that it shall, subject to the satisfaction or, in the sole discretion of AB Sub, waiver (where permissible) of the Conditions, effect the Acquisition through the Scheme on the terms set out in this Agreement and the Scheme.

2.2.3	Each of the Parties agrees that it shall fully and promptly perform all of the obligations required of it in respect of the Acquisition on the terms set out in this Agreement and/or the Scheme and each shall, subject to the terms and conditions of this Agreement, use all reasonable endeavours to (including by causing its controlled Concert Parties to, and using all reasonable endeavours to cause its Representatives and non-controlled Concert Parties to) act in a manner consistent with the terms of this Agreement pertinent to such Party and take such other steps as are reasonably required for the proper implementation of the Scheme and in connection with Completion.

3.	Implementation of the Scheme

3.1	Responsibilities of King in respect of the Scheme

King shall:

3.1.1	be responsible for the preparation of the Scheme Document (subject to Clause 3.2.6) and all other documentation necessary to effect the Scheme and to convene the Scheme Meeting and the EGM; and King shall provide AB with drafts of the Scheme Document and afford AB reasonable opportunities to review and make comments on the Scheme Document and such other documents, and shall accommodate such comments to the extent it, acting reasonably, considers them to be appropriate and/or required in order to ensure that the Scheme Document and such other documents are consistent with the Rule 2.5 Announcement; and as promptly as practicable after the date hereof and, subject to the foregoing provisions, King shall cause to be filed with the SEC and the Panel the Scheme Document;

3.1.2	for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing, the identity of whom shall be agreed with AB, such agreement not to be unreasonably withheld, conditioned or delayed) and provide AB and its advisors with the opportunity to attend any meetings with such barrister to discuss substantive matters pertaining to the Scheme and any issues arising in connection with it, provided that where and to the extent that the barrister is to advise on matters relating to the fiduciary duties of the directors of King or their responsibilities under the Takeover Rules or any King Alternative Proposal, AB and its advisors shall not be entitled to attend any such meeting;

3.1.3	notify AB upon the receipt of any comments from the Panel or the SEC on, or any request from the Panel or the SEC for amendments or supplements to, the Scheme Document and the related forms of proxy to be so filed or furnished;

3.1.4	prior to filing or despatch of any amendment or supplement to the Scheme Document requested by the Panel or the SEC, or responding in writing to any comments of the Panel or the SEC with respect thereto, King shall:

(a)	promptly provide AB with a reasonable opportunity to review and comment on such document or response; and

(b)	promptly discuss with AB and include in such document or response all comments reasonably and promptly proposed by AB to the extent that such comments are required in order to ensure that such document is

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consistent with the Rule 2.5 Announcement, to the extent that King, acting reasonably, considers them to be appropriate;

3.1.5	provide AB with drafts of pleadings, affidavits, petitions and other filings prepared by King for submission to the High Court in connection with the Scheme prior to their filing, and afford AB reasonable opportunities to review and make comments on all such documents, and shall accommodate such comments to the extent it, acting reasonably, considers them to be appropriate and/or required in order to ensure that such documents are consistent with the Rule 2.5 Announcement;

3.1.6	as promptly as practicable make all necessary applications to the High Court in connection with the implementation of the Scheme where so resolved by the King Board or required to implement the Scheme and in particular King will promptly after the date of the Rule 2.5 Announcement issue appropriate proceedings requesting the High Court to give directions under Section 450(5) of the Act as to what are the appropriate Scheme Meetings to be held and to order that the Scheme Meeting be convened as promptly as practicable following the publication of the Rule 2.5 Announcement, and use all reasonable endeavours so as to ensure that the hearing of such proceedings occurs as promptly as practicable in order to facilitate the despatch of the Scheme Document as promptly as practicable after such hearing and seek such directions of the High Court as it (or AB) considers necessary or desirable to facilitate the convening of such Scheme Meeting and thereafter comply with such directions;

3.1.7	as promptly as practicable after approval by the King Board of a resolution to convene the Scheme Meeting or, if the High Court is so petitioned, receipt of directions from the High Court directing the convening of the Scheme Meeting, post the Scheme Document to King Shareholders and, for information only, to holders of King Options and King Share Awards;

3.1.8	procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the forms of proxy for the use at the Scheme Meeting and the EGM (the forms of which shall be agreed between the Parties) to King Shareholders on the register of members of King on the record date as agreed with the High Court, as promptly as practicable after the approval of the High Court to despatch the documents being obtained and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the High Court and/or the Panel may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable Law as promptly as practicable after the approval or (as the case may be) direction of the High Court and/or the Panel to publish or post such documents being obtained;

3.1.9	unless the King Board has effected a King Change of Recommendation pursuant to Clause 5.2, procure that the Scheme Document shall include the Scheme Recommendation;

3.1.10	include in the Scheme Document a notice convening the EGM to be held immediately following the Scheme Meeting to consider and, if thought fit, approve the EGM Resolutions;

3.1.11	keep AB informed on a daily basis from the date falling seven days after the date of dispatch of the Scheme Document to the date of the Scheme Meeting and the EGM of the number of proxy votes received in respect of resolutions to be proposed at the Scheme Meeting and the EGM;

3.1.12	keep AB reasonably informed and, as reasonably requested by AB, consult with AB, as to the performance of the obligations and responsibilities required of King

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pursuant to this Agreement and/or the Scheme and as to any material developments (other than as to a King Alternative Proposal, the timing and scope of provision of information about which are governed by Clause 5.2) relevant to the proper implementation of the Scheme including the satisfaction of the Conditions;

3.1.13	unless this Agreement has been terminated pursuant to Clause 9, hold the Scheme Meeting and the EGM on the date set out in the Scheme Document, or such later date as may be agreed in writing between the Parties, and in such a manner as shall be approved, if necessary, by the High Court and/or the Panel and propose the Resolutions without any amendments, unless such amendments have been agreed to in writing with AB, such agreement not to be unreasonably withheld, conditioned or delayed unless these amendments would result in the Scheme being inconsistent with the Rule 2.5 Announcement;

3.1.14	afford all such cooperation and assistance as may reasonably be requested of it by AB in respect of the preparation and verification of any document or in connection with any Clearance or confirmation reasonably required for the implementation of the Scheme including the provision to AB of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as AB may reasonably request (and shall do so in a timely manner) and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to King Shareholders or filed with the High Court or in any announcement;

3.1.15	review and provide comments (if any) in a timely manner on all documentation submitted to it;

3.1.16	following the Scheme Meeting and EGM, provided that the Resolutions are duly passed (including by the requisite majorities required under Section 450 of the Act in the case of the Scheme Meeting) and all other Conditions are satisfied or, in the sole discretion of AB Sub, waived (where permissible) (with the exception of Conditions 2.3 and 2.4 and any other Conditions that by their nature are to be satisfied on the Sanction Date), take all necessary steps on the part of King to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the High Court to the Scheme as soon as possible thereafter; and

3.1.17	give such undertakings as are required by the High Court as are reasonably necessary for the proper implementation of the Scheme.

3.2	Responsibilities of AB in Respect of the Scheme

AB and AB Sub shall:

3.2.1	instruct counsel to appear on its behalf at the Court Hearing and undertake to the High Court to be bound by the terms of the Scheme insofar as it relates to AB or AB Sub;

3.2.2	if, and to the extent that, it or any of its Concert Parties owns or is interested in King Shares, exercise all rights, and, insofar as lies within its powers, procure that each of its Concert Parties shall exercise all rights, in respect of such King Shares so as to implement, and otherwise support the implementation of, the Scheme, including by voting (and, in respect of interests in King held via Contracts for difference or other derivative instruments, insofar as lies with its powers, procuring that instructions are given to the holder of the underlying King Shares to vote) in favour of the Resolutions or, if required by Law, the High Court, the Takeover Rules or other rules, refraining from voting, at any Scheme Meeting and/or EGM as the case may be;

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3.2.3	keep King reasonably informed and, as reasonably requested by King, consult with King, as to the performance of the obligations and responsibilities required of AB and/or AB Sub pursuant to this Agreement and/or the Scheme and as to any material developments relevant to the proper implementation of the Scheme including the satisfaction of the Conditions;

3.2.4	afford (and shall use all reasonable endeavours to procure that its Concert Parties shall afford) all such cooperation and assistance as may reasonably be requested of it by King in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme including the provision to King of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as King may reasonably request (and shall do so in a timely manner) and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to King Shareholders or filed with the High Court or in any announcement;

3.2.5	review and provide comments (if any) in a timely manner on all documentation submitted to it; and

3.2.6	provide King with all such information regarding the AB Group that may reasonably be required for inclusion in the Scheme Document and provide all such other assistance as King may reasonably require in connection with the preparation of the Scheme Document.

3.3	Mutual Responsibilities of the Parties

3.3.1	If any of the Parties becomes aware of any information that, pursuant to the Takeover Rules, the Act or the Exchange Act should be disclosed in an amendment or supplement to the Scheme Document, or that is required to be included therein in order that the information therein shall not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statements are made, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in submitting or filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if required, in mailing such amendment or supplement to the King Shareholders and, for information only, if required, to the holders of King Options or King Share Awards.

3.3.2	Each Party shall take, or cause to be taken, such other steps as are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to Clause 8 in connection with Completion.

3.3.3	Each Party shall, as promptly as reasonably practicable, notify the other of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document, the Scheme or the Acquisition as the case may be.

3.4	Dealings with the Panel

3.4.1	Each of the Parties shall promptly provide such assistance and information as may reasonably be requested by the other Party for the purposes of, or in connection with, any correspondence or discussions with the Panel in connection with the Acquisition and/or the Scheme.

3.4.2	Save in each case where not reasonably practicable owing to time restraints imposed by the Panel or where prohibited by the Panel, each of the Parties shall

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give the other reasonable prior notice of any proposed meeting or material substantive discussion or correspondence between it or its Representatives with the Panel, or amendment to be proposed to the Scheme in connection therewith, and shall afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate, and shall keep the other reasonably informed of all such meetings, discussions or correspondence that it or its Representative(s) have with the Panel and not participate in any meeting or discussion with the Panel concerning this Agreement or the Transactions unless it consults with the other Party in advance, and, unless prohibited by the Panel, gives such other Party the opportunity to attend such meetings and provide advance copies of all written submissions it intends to make to the Panel and afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate, copies of the submissions made and copies (or, where verbal, a verbal or written summary of the substance) of the Panel responses thereto, provided always that any correspondence or other information required to be provided under this Clause 3.4.2 may be redacted:

(a)	by AB, to remove references concerning the valuation of the businesses of King;

(b)	by AB, in connection to a switch to a Takeover Offer;

(c)	as necessary to comply with contractual obligations; and

(d)	as necessary to address reasonable privilege or confidentiality concerns.

3.4.3	King undertakes, if so requested by AB, to issue as promptly as practicable its written consent to AB and to the Panel in respect of any application made by AB to the Panel:

(a)	seeking confirmation that there is no requirement under the Takeover Rules to disclose AB’s financing arrangements for the Acquisition and related transactions (the “AB Financing Information”) in the Scheme Document, any supplemental document or other document sent to King Shareholders, the holders of King Options or King Share Awards or, alternatively, seeking a waiver of or derogation from such requirement;

(b)	to redact any commercially sensitive or confidential information specific to the AB Financing Information from any documents that AB is required to display pursuant to Rule 26(b)(xi) of the Takeover Rules;

(c)	requesting consent or as the case may be a derogation from Rule 16.1 of the Takeover Rules to permit AB to pay fees to lenders in connection with syndication arrangements with respect to its financing arrangements and to provide information to lenders and prospective lenders on such terms as the Panel may permit; and

(d)	requesting a derogation from the disclosure requirements of Rule 24.3 of the Takeover Rules and seeking consent to the aggregation of dealings for the purposes of disclosure in the Scheme Document.

3.4.4	AB undertakes, if so requested by King, to issue as promptly as practicable its written consent to King and to the Panel in respect of any application made by King to the Panel:

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(a)	requesting a derogation from the timing requirement pursuant to Rule 30.2 of the Takeover Rules in connection with the despatch of the Scheme Document to King Shareholders where compliance with such timing requirement will not be possible within the 28 day period after the date of the Rule 2.5 announcement;

(b)	requesting consent under Rule 21.1 of the Takeover Rules to permit the issuance of King Shares and implementation of any associated matters (including the grant of equity awards) in connection with the matters contemplated by sub-paragraphs 8.1 to 8.6 of Schedule 1 and/or as set out in Section 6.1.3(d) of Part A of the King Disclosure Letter;

(c)	seeking consent in relation to the implementation of the management retention arrangements provided for in the respective AB Executive Service Agreements in connection with the Acquisition pursuant to Rule 16.2 of the Takeover Rules; and

(d)	requesting a derogation from the disclosure requirements of Rule 25.3 of the Takeover Rules and seeking consent to the aggregation of dealings for the purposes of disclosure in the Scheme Document.

3.4.5	Notwithstanding anything to the contrary in the foregoing provisions of this Clause 3.4, neither King nor AB shall be required to take any action pursuant to such provisions if such action is prohibited by the Panel.

3.4.6	Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

3.5	No Scheme Amendment by King

Save as required by Law, the High Court and/or the Panel, King shall not, in each case, after despatch of the Scheme Document without the consent of AB:

3.5.1	amend the Scheme;

3.5.2	adjourn or postpone the Scheme Meeting or the EGM (provided, however, that King may, without the consent of AB, adjourn or postpone the Scheme Meeting or the EGM):

(a)	in the case of adjournment, if directed by King Shareholders to do so pursuant to Article 67 of the King Memorandum and Articles of Association (other than pursuant to a proposal by King or any of its directors or officers), or

(b)	to permit dissemination of information which is material to shareholders voting at the Scheme Meeting or the EGM, but only for so long as the King Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give King Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated; or

(c)	if, as of the time for which the Scheme Meeting or the EGM is scheduled (as set forth in the Scheme Document), there are insufficient King Shares represented (either in person or by proxy) (i) to constitute a quorum necessary to conduct the business of the Scheme Meeting or the EGM, but only until a meeting can be held at which there are a sufficient number of King Shares represented to constitute a quorum or (ii) voting for the approval of the Scheme Meeting Resolution or the EGM Resolutions, as applicable, but only until King determines in good faith that a meeting can

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be held at which there are a sufficient number of votes of holders of King Shares to approve the Scheme Meeting Resolution or the EGM Resolutions, as applicable); or

3.5.3	amend the Resolutions (in each case, in the form set out in the Scheme Document).

3.6	Switching to a Takeover Offer

3.6.1	At any time prior to the date that is five months after the date hereof, AB may elect (with the Panel’s consent) to implement the Acquisition by way of a Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted, subject to the terms of this Clause 3.6, and AB shall notify King promptly of any such election (whether or not the implementation thereof is subject to the consent of the Panel) made by it to implement the Acquisition by way of a Takeover Offer (rather than the Scheme).

3.6.2	If AB elects to implement the Acquisition by way of a Takeover Offer, King undertakes to provide AB as promptly as reasonably practicable with all such information about King (including directors and their Concert Parties) as may reasonably be required for inclusion in the Takeover Offer Documents and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation by AB or AB Sub of the Takeover Offer Documents, including reasonable access to, and ensuring the provision of reasonable assistance by, its Representatives.

3.6.3	If AB elects to implement the Acquisition by way of a Takeover Offer, King agrees:

(a)	that the Takeover Offer Documents shall contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between AB and King; provided, however, that the terms and conditions of the Takeover Offer shall be at least as favourable to the King Shareholders (except for the 80% acceptance condition, which may be waived down to “50% plus one King Share” by mutual agreement of AB and King);

(b)	to reasonably co-operate and consult with AB in the preparation by AB or AB Sub of the Takeover Offer Documents or any other document or filing which is required for the purposes of implementing the Acquisition; and

(c)	unless the King Board has effected a King Change of Recommendation pursuant to Clause 5.2, to incorporate in the Rule 2.5 Announcement and the Takeover Offer Documents a recommendation to the holders of King Shares from the King Board to accept the Takeover Offer, and such recommendation shall not be withdrawn, adversely modified or qualified except as contemplated by Clause 5.2.

3.6.4	If AB elects to implement the Acquisition by way of the Takeover Offer in accordance with Clause 3.6.1, the Parties mutually agree:

(a)	to prepare and file with, or submit to, the SEC and, to the extent necessary, the Panel and the High Court, all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Securities Act or the Exchange Act or otherwise by Law, and to make any applications or initiate any appearances that may be required or desirable to and in front of the High Court for the purpose of discontinuance of High Court proceedings initiated in connection with the Scheme, and each Party shall have reasonable opportunities to review

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and make comments on all such documents, amendments and supplements and, following accommodation of such comments and approval of such documents, amendments and supplements by the other Party, which shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC;

(b)	to provide the other Party with any comments received from the SEC on any documents filed by it with or furnished by it to the SEC as promptly as reasonably practicable after receipt thereof; and

(c)	to the extent reasonably practicable, to provide the other Party with reasonable prior notice of any proposed oral communication with the SEC and afford the other party reasonable opportunity to participate therein.

3.6.5	If the Takeover Offer is consummated, AB shall, or shall cause AB Sub to, effect as promptly as reasonably practicable a compulsory acquisition of any King Shares under section 457 of the Act not acquired in the Takeover Offer for the same consideration per share.

4.	Rule 15 Proposals

4.1	The Rule 15 Proposals will be made jointly by AB and King, by letters to be issued no later than five Business Days after the issuance of the Scheme Document, to all (i) EMI Optionholders, (ii) King Linked Optionholders, (iii) Optionholders (other than EMI Optionholders, King Linked Optionholders, King Performance Optionholders, the holder of the King Under-water Option and the King Non-Executive Directors), (iv) King Performance Optionholders, (v) the holder of the King Under-water Option, (vi) RSU Award Holders (other than the King Non-Executive Directors), (vii) Restricted Share Award Holders (other than the King Non-Executive Directors) and (viii) the King Non-Executive Directors.

4.2	The Rule 15 Proposal to EMI Optionholders shall provide as follows:

4.2.1	each EMI Option may be exercised with respect to all of the King Shares subject to such EMI Option, including King Shares for which such EMI Option is not yet vested and exercisable in accordance with the vesting provisions of the EMI Option Agreement (“Accelerated EMI Option Shares”). The exercise shall be by means of a Cashless Option Exercise. The EMI Optionholder shall agree, by accepting the Rule 15 Proposal, that if he ceases to be employed by the AB Group after the Effective Time and before the EMI Option would have become fully vested and exercisable, AB shall be entitled to exercise the Clawback Right in respect of the EMI Option Clawback Amount; and

4.2.2	in the event an EMI Optionholder does not accept the Rule 15 Proposal described in Clause 4.2.1, the EMI Option shall lapse at the Effective Time in accordance with the provisions of the EMI Option Agreement.

4.3	The Rule 15 Proposal to King Linked Optionholders shall provide as follows:

4.3.1	to the extent that a King Linked Option will be vested and exercisable immediately prior to the Effective Time in accordance with its terms and without regard to the Transactions (including the acceleration provided under Clause 4.3.2), the King Linked Optionholder shall submit such option for exercise immediately prior to the Effective Time and conditional on the Scheme becoming effective. Such exercise shall be satisfied to the maximum extent possible by the Release of King Linked Shares in accordance with the provisions of the King Linked Option Agreement and the King Linked Option shall lapse to the extent provided in such agreement (a “Linked Share Release”). By accepting the Rule 15 Proposal, the King Linked Optionholder shall direct that the King Linked Shares so Released

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be disposed of in the Acquisition. To the extent the exercise of the King Linked Option will not be satisfied by means of a Linked Share Release pursuant to this Clause 4.3.1 or Clause 4.3.2, the King Linked Option shall be subject to the Rule 15 Proposal to Optionholders described in Clause 4.4.1;

4.3.2	to the extent that a King Linked Option is not vested and exercisable immediately prior to the Effective Time in accordance with its terms and without regard to the Transactions (including the acceleration provided for in this Clause 4.3.2), the vesting of such King Linked Option shall accelerate and it shall become exercisable in accordance with the provisions of the King Linked Option Agreement immediately prior to the Effective Time and conditional upon the Scheme becoming effective with respect to the lesser of (i) the number of King Shares that would result in all of the King Linked Shares being Released in a Linked Share Release, and (ii) all of the King Shares subject to the King Linked Option (“Accelerated Linked Options”); provided that if the King Linked Optionholder is a Good Reason Leaver within the meaning of Clause 4.11, the number of Accelerated Linked Options shall be the aggregate number of King Shares for which the King Linked Option would have become exercisable (i) during the Transition Period applicable to such Good Reason Leaver and (ii) on the Good Reason Leaver’s date of cessation of employment with the AB Group (including any King Linked Options that would have vested on an accelerated basis as of such date pursuant to the vesting provisions of the King Award Agreement or the Good Reason Leaver’s Service Agreement. The King Linked Optionholder shall complete a Linked Share Release in respect of the Accelerated Linked Options and shall direct that the Linked Shares Released pursuant to such exercise be disposed of in the Acquisition. Any King Linked Shares that are not to be Released pursuant to the Linked Share Release shall be transferred to King immediately prior to the Cancellation Record Time for no consideration in accordance with the Articles of Association of King and the King Award Agreement;

further, by accepting the Rule 15 Proposal, the King Linked Optionholder shall agree that the Consideration in respect of the King Linked Shares Released pursuant to this Clause 4.3.2, less the Tax Payment Amount, shall be deposited in an escrow account held jointly by the King Linked Optionholder and AB. A portion of the Consideration so deposited shall automatically be released from the relevant escrow account to the King Linked Optionholder (i) within three Business Days of each date after the Effective Time on which his Accelerated Linked Options would have become exercisable in accordance with the vesting provisions of the King Linked Option Agreement, on a pro-rata basis until depleted and, and (ii) subject to Clause 4.3.3, within five Business Days after the date the King Linked Optionholder’s employment with the AB Group ceases, with respect to the portion of the Consideration that is referable to the number of Accelerated Linked Options for which the King Linked Option would have been vested and exercisable on such cessation date, including any Accelerated Linked Options that would have vested on an accelerated basis as of such date pursuant to the vesting provisions of the King Award Agreement, and in each case on the basis that all other conditions for exercise would have been deemed satisfied;

4.3.3	in the case of a King Linked Optionholder who is party to an AB Executive Service Agreement, the entire balance remaining in the escrow account described in Clause 4.3.2 on the date of cessation of the King Linked Optionholder’s cessation of employment with AB shall automatically be released to the King Linked Optionholder within five Business Days after such cessation date, unless AB shall have delivered to the King Linked Optionholder a certificate setting out the reasons why the circumstances of such cessation constitute “Cause” as defined in his AB Executive Service Agreement or otherwise do not entitle him to King Award Agreements Accelerated Vesting, as defined in his AB Executive Service Agreement, and the King Linked Optionholder has not notified AB within 10 Business Days after receiving such notification that he does not accept such

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certificate, in which case such remaining balance shall be paid to AB. To the extent that a King Linked Optionholder has notified AB that he does not accept AB’s certificate, the remaining balance shall be held in escrow until a resolution of the dispute over the King Linked Optionholder’s right to such balance is reached;

4.3.4	in the event that any payment due to a King Linked Optionholder is not made in accordance with the provisions of Clause 4.3.3, and such default is not cured within 10 Business Days of notice of such default being served by the King Linked Optionholder, such default shall constitute a breach by AB of the terms of the King Linked Optionholder’s service agreement with the AB Group (the “Escrow Payment Terms”);

4.3.5	to the extent that a King Linked Option is accelerated only in part pursuant to Clause 4.3.2, it shall be subject to the Rule 15 Proposal to Optionholders as set out in Clause 4.4, and on the basis that the Accelerated Linked Options would have been the first to vest and become exercisable after the Effective Time, such that the King Linked Option shall not become vested and exercisable for any additional King Shares until after the date on which all Accelerated Linked Options would have become vested and exercisable in accordance with the vesting provisions of the King Linked Option; and

4.3.6	if a King Linked Optionholder does not accept the Rule 15 Proposal for a Linked Share Release as set out in Clauses 4.3.1 through 4.3.3, inclusive, and the King Linked Option is not subject to the Rule 15 Proposal to Optionholders as set out in Clauses 4.4.1 or 4.4.2, the King Linked Option subject to such proposal shall lapse at the Effective Time and the King Linked Shares that would have been Released in connection with such Linked Share Release shall be transferred to King immediately prior to the Cancellation Record Time for no consideration in accordance with the Articles of Association of King and the King Award Agreement.

4.4	The Rule 15 Proposal to Optionholders, other than EMI Optionholders, Performance Optionholders, the holder of the King Under-water Option and King Non-Executive Directors, and subject to the provisions of Clause 4.3 in respect of King Linked Options, shall provide as follows:

4.4.1	the holder of each King Option subject to this Clause 4 shall, to the extent a King Option is vested and exercisable as of immediately prior to the Effective Time, be given the opportunity to exercise the King Option in full immediately prior to the Effective Time through a Cashless Option Exercise;

4.4.2	each King Option subject to this Clause 4 that is outstanding immediately prior to the Effective Time, whether vested or unvested, save to the extent a Cashless Option Exercise is to be effected in respect of such King Option as set forth in Clause 4.4.1, shall, as of the Effective Time, subject to the consent of the Optionholder to the extent required pursuant to the King Award Agreement, be assumed and converted into an option (an “Assumed Share Option”) to acquire the number of AB Shares (rounded down to the nearest whole share) that is equal to the product of (i) the number of King Shares subject to such King Option immediately prior to the Effective Time, and (ii) the quotient obtained by dividing (A) the Consideration by (B) the average closing price per AB Share on the NASDAQ Stock Market (“NASDAQ”) for the five trading day period ending on the trading day preceding the Effective Date or, if AB Shares were not available for trading on NASDAQ on the day preceding the Effective Date, on the last day prior to the day preceding the Effective Date that AB Shares were available for trading on NASDAQ (the “Exchange Ratio”). The Assumed Share Option shall have an exercise price per AB Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per King Share of such

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King Option in effect immediately prior to the Effective Date by (y) the Exchange Ratio. The remaining term, vesting schedule and all of the other terms of each Assumed Share Option shall otherwise be on the terms of the King Award Agreement for the King Option save, in the case of King Options held by an Optionholder who is party to an AB Executive Service Agreement, to the extent varied by such agreement; and

4.4.3	to the extent a King Option is not subject to a Cashless Option Exercise or to be assumed and converted into an Assumed Share Option, it shall lapse at the Effective Time in accordance with the provisions of the King Award Agreement.

4.5	The Rule 15 Proposal to King Performance Optionholders shall provide as follows:

4.5.1	each King Performance Option shall, subject to the consent of the Optionholder, be assumed and converted into an option (an “Assumed Performance Option”) to acquire the number of AB Shares (rounded down to the nearest whole share) that is equal to the product of (i) the number of King Shares subject to the King Performance Option immediately prior to the Effective Time, and (ii) the Exchange Ratio. The Assumed Performance Option shall have an exercise price per AB Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per King Share of the King Performance Option in effect immediately prior to the Effective Date by (y) the Exchange Ratio. The terms of each Assumed Performance Option shall be the terms of the King Award Agreement for the King Performance Option save to the extent varied by the King Performance Optionholder’s AB Executive Service Agreement; and

4.5.2	if a King Performance Optionholder does not accept the Rule 15 Proposal described in Clause 4.5.1, his King Performance Option shall lapse at the Effective Time in accordance with the provisions of the King Award Agreement.

4.6	The Rule 15 Proposal to the holder of the King Under-water Option shall provide as follows:

4.6.1	the King Under-water Option shall, subject to the consent of the Optionholder, be assumed and converted into an option (the “Assumed Under-water Option”) to acquire the number of AB Shares (rounded down to the nearest whole share) that is equal to the product of (i) the number of King Shares subject to the King Under-water Option immediately prior to the Effective Time, and (ii) the Exchange Ratio. The Assumed Under-water Option shall have an exercise price per AB Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per King Share of the King Under-water Option in effect immediately prior to the Effective Date by (y) the Exchange Ratio. The terms of the Assumed Under-water Option shall be the terms of the King Award Agreement for the King Under-water Option, save to the extent varied by the Optionholder’s AB Executive Service Agreement;

4.6.2	if the holder of the King Under-water Performance Optionholder does not accept the Rule 15 Proposal described in Clause 4.6.1, the King Under-water Option shall lapse at the Effective Time in accordance with the provisions of the King Award Agreement; and

4.6.3	the King Linked Shares that are linked to the King Under-water Option shall be transferred to King immediately prior to the Cancellation Record Time for no consideration in accordance with the Articles of Association of King and the King Award Agreement.

4.7	The Rule 15 Proposal to Restricted Share Award Holders, other than the King Non-Executive Directors, shall provide as follows:

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4.7.1	all unvested King Shares subject to a King Restricted Share Award outstanding immediately prior to the Effective Time (or, in the case of a Restricted Share Award Holder who is a Good Reason Leaver within the meaning of Clause 4.11, the lesser, aggregate number of King Shares subject to the King Restricted Share Award that would have become “Vested”, within the meaning of the Restricted Share Award Agreement, (i) during the Transition Period applicable to such Good Reason Leaver, and (ii) on the Good Reason Leaver’s date of cessation of employment with the AB Group, including any King Shares that would have become so Vested on an accelerated basis as of such date pursuant to the vesting provisions of the King Award Agreement or the Good Reason Leaver’s service agreement with King) shall become “Vested”, within the meaning of the Restricted Share Award Agreement, immediately prior to and conditional upon the Scheme becoming effective, subject to the condition that the Restricted Share Award Holder shall direct that such King Shares (the “Accelerated Restricted Shares”) be disposed of in the Acquisition;

further, by accepting the Rule 15 Proposal, the Restricted Share Award Holder shall agree that the Consideration in respect of the Accelerated Restricted Shares, less the Tax Payment Amount, shall be deposited to an escrow account held jointly by the Restricted Share Award Holder and AB. A portion of the Consideration so deposited shall automatically be released from the relevant escrow account to the Restricted Share Award Holder (i) within three Business Days of each date after the Effective Time on which his Accelerated Restricted Shares would have become vested in accordance with the vesting provisions of the Restricted Share Award Agreement, on a pro-rata basis until depleted, and (ii) subject to Clause 4.7.2, within five Business Days after the date the Restricted Share Award Holder’s employment with the AB Group ceases, with respect to the portion of the Consideration paid in respect of the number of Accelerated Restricted Shares that would have been vested on such cessation date, including any Accelerated Restricted Shares that would have vested on an accelerated basis as of such date pursuant to the vesting provisions of the King Award Agreement, and in each case on the basis that all other conditions for vesting would have been deemed satisfied. Any remaining balance remaining in the escrow at a Restricted Share Award Holder’s cessation date not paid to such holder in accordance with the immediately preceding sentence shall be paid to AB;

4.7.2	in the case of a Restricted Share Award Holder who is party to an AB Executive Service Agreement, the entire balance remaining in the escrow account described in Clause 4.7.1 on the date of cessation of the Restricted Share Award Holder’s cessation of employment with AB shall automatically be released to the King Restricted Share Award Holder within five Business Days after such cessation date, unless (i) AB shall have delivered to the Restricted Share Award Holder a certificate setting out the reasons why the circumstances of such cessation constitute “Cause” as defined in his AB Executive Service Agreement or otherwise do not entitle him to King Award Agreements Accelerated Vesting, as defined in his AB Executive Service Agreement, and (ii) the Restricted Share Award Holder has not notified AB within 10 Business Days after receiving such notification that he does not accept such certificate, in which case such remaining balance shall be paid to AB. To the extent that a Restricted Share Award Holder has notified AB that he does not accept AB’s certificate, the remaining balance shall be held in escrow until a resolution of the dispute over the Restricted Share Award Holder’s right to such balance is reached;

4.7.3	payment of the funds held in the escrow account described in Clause 4.7.2 shall be subject to the Escrow Payment Terms as described in Clause 4.3.4; and

4.7.4	to the extent that King Shares comprised in a King Restricted Share Award will not vest pursuant to the Rule 15 Proposal described in Clause 4.7.1, they shall be transferred to King immediately prior to the Cancellation Record Time for no

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consideration in accordance with the Articles of Association of King and the King Award Agreement.

4.8	The Rule 15 Proposal to RSU Award Holders, other than the King Non-Executive Directors, shall provide as follows:

4.8.1	each King RSU Award that is outstanding immediately prior to the Effective Time shall, subject to the consent of the RSU Award Holder, to the extent required pursuant to the RSU Award Agreement, as of the Effective Time be assumed and converted into a restricted stock unit award (an “Assumed RSU Award”) with respect to the number of AB Shares (rounded down to the nearest whole share) that is equal to the product of (i) the number of King Shares subject to such King RSU Award and (ii) the Exchange Ratio. The vesting schedule and all of the other terms of each Assumed RSU Award shall otherwise be on the terms of the King Award Agreement for the King RSU Award save, in the case of King RSU Awards held by an RSU Award Holder who is party to an AB Executive Service Agreement, to the extent varied by such agreement; and

4.8.2	each King RSU Award that is not to be so assumed and converted shall lapse at the Effective Time in accordance with the provisions of the King 2014 Plan.

4.9	The Rule 15 Proposal to King Non-Executive Directors shall provide as follows:

4.9.1	each King RSU Award that is outstanding immediately prior to the Effective Time and is held by a King Non-Executive Director shall, in accordance with the terms of the King Award Agreement, accelerate and become fully vested immediately prior to the Effective Time and shall be settled by the issuance of the applicable number of King Shares to the King Non-Executive Director immediately prior to the Effective Time;

4.9.2	each King Option that is outstanding immediately prior to the Effective Time and is held by a King Non-Executive Director shall, to the extent not vested and exercisable in full, accelerate and become fully vested and exercisable immediately prior to the Effective Time in accordance with the terms of the King Award Agreement, and the King Non-Executive Director shall be offered the opportunity to (i) exercise the King Option in full immediately prior to the Effective Time through a Cashless Option Exercise or (ii) agree that the King Option shall be assumed and converted into an option (an “Assumed Non-Executive Director Share Option”) to acquire the number of AB Shares (rounded down to the nearest whole share) that is equal to the product of (i) the number of King Shares subject to such King Option immediately prior to the Effective Time, and (ii) the Exchange Ratio. The Assumed Non-Executive Director Share Option shall have an exercise price per AB Share equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (x) the exercise price per King Share of the King Option in effect immediately prior to the Effective Date by (y) the Exchange Ratio. The remaining term, vesting schedule and all of the other terms of each Assumed Non-Executive Director Share Option shall otherwise be on the terms of the King Award Agreement for the King Option. If the Non-Executive Director does not accept the Rule 15 Proposal described in this Clause 4.9.2, the King Option shall lapse at the Effective Time in accordance with the provisions of the King Award Agreement; and

4.9.3	each King Restricted Share Award held by a King Non-Executive Director immediately prior to the Effective Time shall become “Vested”, within the meaning of the Restricted Share Award Agreement, immediately prior to and conditional upon the Scheme becoming effective, in accordance with the provisions of the King Award Agreement.

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4.10	AB shall assume the King 2014 Plan and the King Award Agreements in order to effectuate the provisions of Clauses 4.2 through 4.9, inclusive.

4.11	Notwithstanding any other provision in this Clause 4, in the event that (i) an individual is entitled under a King Award Agreement to accelerated vesting of a King Option or a King Share Award upon a Change in Control Termination (as such term is defined in the King Award Agreement or the individual’s service agreement with King, a “Good Reason Leaver Service Agreement”), (ii) in the reasonable judgment of King, the individual has a reasonable basis to assert that an event or circumstance arising from the Transactions constitutes or will constitute Good Reason for purposes of the definition of a Change in Control Termination in the applicable King Award Agreements or Good Reason Leaver Service Agreement and is identified in a written notice to AB delivered by King contemporaneously with the execution hereof or is identified by King no later than 30 days prior to the Effective Date as having such a reasonable basis and AB concurs with King’s assessment, such concurrence not to be unreasonably withheld, (a “Good Reason Leaver”), and (iii) the Good Reason Leaver agrees to remain in employment with the AB Group for a period, to be determined by King, but not in excess of six months after the Effective Date (the “Transition Period”), then, subject to the agreement of the Good Reason Leaver, (i) each unvested King Option (other than an EMI Option or Linked Option) held by the Good Reason Leaver shall accelerate and become fully vested and exercisable immediately prior to the Effective Time with respect to the aggregate number of King Shares subject to such King Option that would have vested and become exercisable (x) during the Transition Period and (y) pursuant to the terms of the King Award Agreement or Good Reason Leaver Service Agreement upon the Good Reason Leaver’s Change in Control Termination upon the expiration of the Transition Period (the “Good Reason Accelerated Options”) and (ii) each King RSU Award held by the Good Reason Leaver shall accelerate and become fully vested immediately prior to the Effective Time with respect to the aggregate number of King RSUs that would have vested (x) during the Transition Period and (y) pursuant to the terms of the King Award Agreement or the Good Reason Leaver Service Agreement upon the Good Reason Leaver’s Change in Control Termination upon the expiration of the Transition Period (the “Good Reason Accelerated RSUs”). To the extent not otherwise vested immediately prior to the Effective Time in accordance with their vesting schedule or accelerated pursuant to this provision, each King Option and King RSU Award held by a Good Reason Leaver shall lapse at the Effective Time. In the event that a Good Reason Leaver voluntarily terminates his or her employment with the AB Group prior to the end of the Transition Period, AB shall be entitled to exercise the Clawback Right with respect to the Good Reason Leaver Clawback Shares.

4.12	Prior to the Effective Time, King and AB shall take all necessary or appropriate action to effectuate the provisions of Clauses 4.2 through 4.11, inclusive, including King, the King Board and Compensation Committee of the King Board taking any and all actions and making all determinations necessary or appropriate under the King Award Agreements and the King 2014 Plan and amending the King 2014 Plan and the Pre-IPO Option Agreements, subject to the terms of the King 2014 Plan and the Pre-IPO Option Agreements permitting King to make such amendments, as AB shall reasonably request, to permit and facilitate the assumptions and conversions contemplated by Clauses 4.2 through 4.11, inclusive, and, to the extent permitted by the King 2014 Plan, the Pre-IPO Option Agreements and applicable Law, cause the assumed King Options subject to the Pre-IPO Option Agreements to be treated as Substitute Awards as defined in the King 2014 Plan, as assumed by AB, provided always that (i) no such action shall result in any impairment of the rights of the holder of a King Share Award or King Option in effect immediately prior to the Effective Time and (ii) no such action shall result in less favourable tax treatment for the holder of a King Share Award or King Option.

4.13	As soon as practicable after the Effective Time, but in no event later than 10 Business Days thereafter, AB shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering the number of AB Shares necessary to fulfil AB’s obligations under Clauses 4.2 through 4.11, inclusive, and shall take all other necessary or appropriate action to effectuate the provisions of Clauses 4.2 through 4.11, inclusive.

4.14	Withholding Taxes

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All amounts payable pursuant to this Clause 4 shall be subject to any required withholding in respect of Tax, which shall be paid as soon as practicable following the Effective Time or such other date or dates as expressly provided for in this Agreement or as required by applicable Law.

4.15	Amendment of Articles

King shall procure that the EGM Resolutions include a special resolution proposing that the Articles of Association of King be amended so that any King Shares allotted following the EGM will either be subject to the terms of the Scheme or acquired by AB Sub for the same consideration per King Share as shall be payable to King Shareholders by AB Sub under the Scheme (depending upon the timing of such allotment); provided, however that nothing in such amendment to the Articles of Association of King shall prohibit the sale (whether on a stock exchange or otherwise) of any King Shares issued on the exercise of King Options or vesting or settlement of King Share Awards, as applicable, following the EGM but prior to the sanction of the Scheme by the High Court, it being always acknowledged that each and every King Share will be bound by the terms of the Scheme.

4.16	Change of Control Period Definition

For the purposes of implementing the provisions of certain King Award Agreements that contain the term “date of exchange of contracts” in the definition of “Change of Control Period”, each of AB and King shall treat the date hereof as such date of exchange of contracts.

4.17	Cash Severance Payments to Good Reason Leavers

Notwithstanding Clause 4.11, a Good Reason Leaver shall become entitled as of the date of the termination of his employment with AB to payment of any cash amount payable under the terms of any Good Leaver Service Agreement by reason of a Change in Control Termination (as defined in such Good Leaver Service Agreement).

5.	King and AB Conduct

5.1	Conduct of Business by King

5.1.1	At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as required or expressly permitted by this Agreement, or with the prior written consent of AB (such consent not to be unreasonably withheld, conditioned or delayed), King shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice in all material respects.

5.1.2	King covenants with AB in the manner set forth in Schedule 1.

5.2	Non-Solicitation

5.2.1	Subject to any actions which King is required to take so as to comply with the requirements of the Takeover Rules, King agrees that neither it nor any member of the King Group shall, and that it shall cause its and their respective Representatives and it shall use all reasonable endeavours to cause any Concert Party of King not to, directly or indirectly:

(a)	solicit, initiate, knowingly facilitate or knowingly encourage any enquiry with respect to, or the making or submission of, any King Alternative Proposal or any proposal which would reasonably be expected to lead to a King Alternative Proposal;

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(b)	participate in any discussions or negotiations regarding a King Alternative Proposal with, or, save as required by Law, furnish any non-public information regarding King to, any person that has made or, to the Knowledge of King, is considering making a King Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.2;

(c)	expressly waive, terminate, amend or modify any provision of any “standstill” or similar obligation of any person with respect to any member of the King Group; provided that King shall not be (i) prohibited from permitting any person to make a King Alternative Proposal privately to the King Board or (ii) required to take, or be prohibited from taking, any action otherwise prohibited or required by this sub-clause (c) if the King Board determines, in good faith (after consultation with its outside legal counsel), that failure to take such action or permit such inaction would be inconsistent with the directors’ fiduciary duties under applicable Law.

King shall, and shall cause its Subsidiaries and its and their respective Representatives and shall use all reasonable endeavours to cause its and their Concert Parties to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any King Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a King Alternative Proposal, request the prompt return or destruction of all confidential information previously furnished in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such person or its Representatives. King shall be responsible for any act done by one of its Concert Parties which, if done by King, would constitute a breach of the foregoing provisions of this Clause 5.2.1. Notwithstanding the foregoing, if King shall have used all reasonable endeavours to cause a non-controlled Concert Party not to engage in any act which would constitute a breach of this Clause 5.2.1 and such Concert Party nonetheless engages in such an act, such act shall be deemed a breach of this Agreement solely for the purposes of Clause 5.2.2.

5.2.2	Notwithstanding the limitations set forth in Clause 5.2.1, if King receives a written King Alternative Proposal which did not or does not result from a knowing or intentional breach of Clause 5.2.1, King may take any or all of the following actions:

(a)	contact the person who makes such King Alternative Proposal to understand the terms and conditions thereof;

(b)	furnish non-public information to the third party (and any persons Acting in Concert with such third party and to their respective potential financing sources and Representatives) making such King Alternative Proposal (provided that all such information has previously been provided to AB or is provided to AB substantially concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, King receives from the third party an executed confidentiality agreement, or as of the date hereof such third party is party to such a confidentiality agreement, containing terms no less restrictive on such third party than the terms in the AB Confidentiality Agreement are restrictive on AB; provided, however, that if such confidentiality agreement is executed after the date hereof, such confidentiality agreement shall permit King to disclose all information contemplated by Clause 5.2.3 to AB); and

(c)	engage in discussions or negotiations with the third party (and such other persons) with respect to such King Alternative Proposal;

provided that King shall not be permitted to take the action set forth in sub-clauses (b)

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or (c) unless the King Board has determined in good faith (after consultation with King’s financial advisors and outside legal counsel) that such King Alternative Proposal is, or would reasonably be expected to lead to, a King Superior Proposal.

5.2.3	King shall promptly (and in any event within 24 hours of receipt, or 48 hours if, within such initial 24-hour period, no Executive Officer is or becomes aware of such receipt) notify AB of the receipt of any King Alternative Proposal and shall indicate the material terms and conditions of such King Alternative Proposal and, to the extent permitted by the terms of any confidentiality agreement with such person existing on the date hereof, the identity of the person making any such King Alternative Proposal, and thereafter shall promptly keep AB reasonably informed of any material change to the terms of any such King Alternative Proposal. Subject to any such existing confidentiality agreement, King shall provide to AB as soon as reasonably practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all written correspondence and other written material exchanged between any member of the King Group (or any of their respective Representatives) and the person making a King Alternative Proposal (or such person’s Representatives) that describes the material terms or conditions of such King Alternative Proposal, including draft agreements, indications of interest or term sheets submitted by either party in connection therewith. King shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person following the date hereof that prohibits King from providing such information to AB.

5.2.4	Except as set forth in Clause 5.2.5, neither the King Board nor any committee thereof shall:

(a)	withdraw (or modify in any manner adverse to AB), or propose publicly to withdraw (or modify in any manner adverse to AB), the Scheme Recommendation;

(b)	approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any King Alternative Proposal (any of the foregoing actions in this Clause 5.2.4 being a “King Change of Recommendation”) (it being agreed that the provision by King to AB of notice or information in connection with a King Alternative Proposal or King Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a King Change of Recommendation); or

(c)	cause or allow any member of the King Group to execute or enter into, any expense reimbursement or break fee payment agreement, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any King Alternative Proposal, or requiring, or reasonably expected to cause, King to abandon, terminate, delay or fail to consummate the Acquisition other than as contemplated by Clause 9.1.1(h) and other than a confidentiality agreement referred to in Clause 5.2.2.

5.2.5	Nothing in this Agreement shall prohibit or restrict the King Board from making a King Change of Recommendation if the King Board has given not less than 24 hours’ notice to AB of the holding of a meeting of the King Board (or a committee thereof) at which a King Change of Recommendation is to be considered and has

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concluded, in good faith (after consultation with King’s outside legal counsel and financial advisors):

(a)	that a King Alternative Proposal constitutes a King Superior Proposal; and

(b)	that the failure to make a King Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

provided that (x) promptly (and in any event within 24 hours) following the King Board’s determination (after consultation with King’s outside legal counsel and financial advisors) that a King Alternative Proposal constitutes a King Superior Proposal, King has provided a written notice to AB (a “Superior Proposal Notice”) advising AB that King has received a King Alternative Proposal and specifying the material terms of such King Alternative Proposal, the identity of the person making such King Alternative Proposal and such other information with respect thereto required by Clause 5.2.3 and including written notice of the determination of the King Board that such King Alternative Proposal constitutes a King Superior Proposal, (y) King has provided AB with an opportunity, for a period of four Business Days following the time of delivery to AB of the Superior Proposal Notice (as it may be extended pursuant to the last sentence of this Clause 5.2.5, the “Notice Period”), to discuss in good faith the terms and conditions of this Agreement and the Transactions, including an increase in, or modification of, the Consideration, and such other terms and conditions such that such King Alternative Proposal no longer constitutes a King Superior Proposal and (z) following the expiration of such Notice Period, the King Board has determined in good faith (after consultation with King’s outside legal counsel and financial advisors) that such King Alternative Proposal continues to constitute a King Superior Proposal taking into account all changes proposed in writing by AB during the Notice Period and has provided to AB a further written notice to such effect (a “Final Recommendation Change Notice”). If, during the Notice Period any material revision is made to the financial terms or other material terms and conditions of the pertinent King Alternative Proposal in writing, King shall, promptly following each such revision, deliver a new Superior Proposal Notice to AB and comply with the requirements of this Clause 5.2.5 with respect to such new Superior Proposal Notice, except that the Notice Period shall be the greater of one Business Day and the amount of time remaining in the initial Notice Period.

5.2.6	Nothing contained in this Agreement shall prohibit or restrict King or the King Board from (a) making any disclosure to the King Shareholders required by Law (after consultation with King’s outside legal counsel) provided such disclosure does not constitute a King Change of Recommendation or (b) taking and disclosing to the King Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders); provided, however, that in no event shall this Clause 5.2.6 affect the obligations of King set forth in Clauses 5.2.1 through 5.2.5, inclusive; provided, further, that any such disclosure pursuant to sub-clause (b) above shall constitute a King Change of Recommendation unless such disclosure (i) expressly states that the Scheme Recommendation has not changed, (ii) expressly states that the King Board rejects the applicable King Alternative Proposal or (iii) is a “stop, look and listen” communication contemplated by Rule 14d-9(f) promulgated under the Exchange Act.

6.	Warranties

6.1	King Warranties

Except (i) as fairly and accurately disclosed in Part A of the King Disclosure Letter, which identifies items of disclosure by reference to a particular Clause or sub-clause of this Agreement, as applicable, or any other part of Part A of the King Disclosure Letter where it is reasonably

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apparent on its face based on the substance of such disclosure or the context in which such disclosure is made that such disclosure shall be deemed to be disclosed with respect to any other Clause or sub-clause of this Agreement, and (ii) as disclosed in the forms, documents and reports (including exhibits and other information incorporated therein) filed or furnished by King with the SEC since January 1, 2015 and publicly available prior to the date hereof (but excluding any disclosures in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), King represents and warrants to AB as of the date hereof as follows:

6.1.1	Each of King and each of its Significant Subsidiaries is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. King has furnished to the SEC, prior to the date hereof, a complete and accurate copy of the King Memorandum and Articles of Association of King as amended to the date hereof. The King Memorandum and Articles of Association are in full force and effect and King is not in violation of the King Memorandum and Articles of Association in any material respect. Section 6.1.1 of Part A of the King Disclosure Letter contains a correct and complete list of all members of the King Group, which of King’s Subsidiaries are Significant Subsidiaries, the ownership interest of King in each such Subsidiary and the ownership interest of any other Person or Persons in each such Subsidiary.

6.1.2	All the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of King have been validly issued and are fully paid and non-assessable and are owned, directly or indirectly, by King free and clear of all Encumbrances, other than Permitted Encumbrances.

6.1.3	Capital

(a)	The authorised share capital of King consists of 1,000,000,000 King Shares, 40,000 Euro Deferred Shares of €1 each, and 12,500,000 Preferred Shares of $0.00008 each. At October 28, 2015 (the “Capitalization Date”):

(i)	315,541,571 King Shares were issued and outstanding, which includes King Shares subject to King Restricted Share Awards and King Linked Shares;

(ii)	40,000 Euro Deferred Shares of €1 each in the capital of King were issued and held by the Persons identified in Section 6.1.3(a)(ii) of Part A of the King Disclosure Letter (with the amount of Euro Deferred Shares held by such Person opposite such Person’s name);

(iii)	no King Shares were held in treasury;

(iv)	31,097,946 King Shares were reserved for issuance pursuant to the King 2014 Plan, of which number (A) 5,625,657 King Shares were subject to outstanding King RSU Awards, and (B) 3,201,147 King Shares were issuable upon the exercise of outstanding King Options granted under the King 2014 Plan;

(v)	20,263,011 King Shares were issuable upon the exercise of outstanding Pre-IPO King Options;

(vi)	no King Shares were beneficially owned by any Subsidiary of King; and

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(vii)	no Preferred Shares were issued and outstanding.

(b)	Section 6.1.3(b) of Part A of the King Disclosure Letter sets forth, at the Capitalization Date:

(i)	the number of King Shares that were subject to each King Option outstanding under the King 2014 Plan and the exercise price per King Share of each such King Option;

(ii)	the number of King RSUs that were subject to King RSU Awards;

(iii)	the number of King Shares that were subject to outstanding Pre-IPO King Options and the exercise price per King Share of each such King Option;

(iv)	the number of King Shares that were subject to Restricted Share Awards; and

(v)	the number of King Linked Shares and the Pre-IPO King Options to which they were linked.

(c)	All of the outstanding King Shares are, and all King Shares available for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(d)	Except as set forth in Clauses 6.1.3(a) and 6.1.3(b), as of the Capitalization Date: (i) no shares in the share capital of King or other voting securities of King were issued, reserved for issuance or outstanding, and (ii) there were no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of shares of capital to which any member of the King Group is a party obligating any member of the King Group to (A) issue, transfer or sell any shares in the capital or other equity interests of any member of the King Group or securities convertible into or exchangeable for such shares or equity interests (in each case other than to any member of the King Group); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares in its capital or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned.

(e)	No member of the King Group has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the King Shareholders on any matter.

(f)	There are no voting trusts or other agreements or understandings to which any member of the King Group is a party with respect to the voting of the shares in the capital or other equity interest of any member of the King Group.

(g)	No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the King Memorandum and Articles of Association is, or at Completion will be, applicable to King or the Transactions.

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6.1.4	Corporate Authority

(a)	King has all requisite corporate power and authority to enter into this Agreement and the Expenses Reimbursement Agreement, subject (in the case of this Agreement) to receipt of the King Shareholder Approval to consummate the Transactions. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the Transactions have been duly and validly authorised by the King Board and, except for (i) the King Shareholder Approval, (ii) the filing of the required documents and other actions in connection with the Scheme with, and the receipt of the required approval of the Scheme by, the High Court, and (iii) the filing of the Court Order with the Registrar of Companies, no other corporate proceedings on the part of King are necessary to authorise the consummation of the Transactions. On or prior to the date hereof, the King Board has determined that the Transactions are fair to and in the best interests of King and the King Shareholders and has adopted a resolution to make, subject to Clause 5.2 and to the obligations of the King Board under the Takeover Rules, the Scheme Recommendation. This Agreement has been duly and validly executed and delivered by King and, assuming this Agreement constitutes the valid and binding agreement of the AB Parties, constitutes the valid and binding agreement of King, enforceable against King in accordance with its terms.

(b)	Other than in connection with or in compliance with (i) the provisions of the Act, (ii) the Takeover Panel Act and the Takeover Rules, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act, (vi) any applicable requirements under the EU Merger Regulation, (vii) any applicable requirements of other Antitrust Laws and (viii) any applicable requirements of NASDAQ or the NYSE, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by King of the Transactions, except for such authorisations, consents, approvals or filings (A) that, if not obtained or made, would not reasonably be expected to materially impede or prevent the consummation of the Acquisition or (B) as may arise as a result of facts or circumstances solely or primarily relating to AB or its Affiliates or Laws or Contracts binding on AB or its Affiliates.

(c)	Assuming compliance with the Scheme, Chapter 1 of Part 9 of the Act and any directions or orders of the High Court, none of the execution, delivery or performance of this Agreement or the consummation of the Acquisition will: (i) contravene, conflict with or result in a violation of any of the provisions of the King Memorandum and Articles of Association or other Organisational Documents of any member of the King Group; or (ii) contravene or conflict with in any material respect, or result in a material violation of, any applicable Law or any order, ruling, writ, injunction, judgment, arbitration award or decree to which King, or any of the material assets owned by any member of the King Group, is subject.

6.1.5	Investment Company

No member of the King Group is an “investment company” within the meaning of the US Investment Company Act of 1940, as amended.

6.1.6	Legal Compliance

Each member of the King Group and each of their respective businesses and their respective directors and officers (in their capacities as such) are, and during the last 24 months have been, in compliance in all material respects with all applicable Laws and

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all applicable orders, rulings, decrees, writs, injunctions, judgments or arbitration awards of any court or arbitrator or of any Governmental Body (collectively, “Orders”), including with respect to employment, employment practices, terms and conditions of employment, wages, hours, WARN Act (in the United States) and other comparable applicable non-US Laws, and all applicable Laws and applicable Orders covering discrimination, equal employment opportunity, labour relations, leave of absence, occupational health and safety, wrongful discharge or violation of the personal rights of employees, privacy, data protection, advertising, consumer protection, anti-corruption (e.g. the UK Bribery Act of 2010 and the US Foreign Corrupt Practices Act of 1977), antitrust, fair competition, securities, corporate, disclosure, reporting, Taxes (provided that, as to Taxes, such Laws shall be limited to those governing the filing of Tax Returns, the payment and collection of Taxes and the determinations of amounts in respect of such filings, payments and collections), the Act (including the Companies Acts 1963 to 2005 and all other enactments to be read as one with, or construed or read together as one with such Acts), environmental and intellectual property. Each member of the King Group holds all material Governmental Authorisations required to lawfully operate its business as currently conducted. Assuming compliance with the provisions of this Agreement, none of the execution, delivery or performance of this Agreement or the consummation of the Acquisition will contravene or conflict with in any material respect, or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorisation that is held by any member of the King Group.

6.1.7	Litigation and Claims

During the prior 24 months, (a) there has been no material investigation or review pending (or, to the Knowledge of King, threatened) by any Governmental Body with respect to any member of the King Group or any of their businesses, and (b) there have been no material Actions pending (or, to the Knowledge of King, threatened) against any member of the King Group or any of their respective businesses.

6.1.8	Liabilities

Except (a) as and to the extent disclosed, reflected or reserved against on the Most Recent Balance Sheet (including any notes thereto), (b) for liabilities incurred in the ordinary course of business consistent with past practice since the date of the Most Recent Balance Sheet, (c) as expressly permitted or required by this Agreement or incurred in connection with the preparation and negotiation of this Agreement and/or the Transactions, including King’s associated strategic process, but in each case not involving any breach of any Contract, and (d) for liabilities which have been discharged or paid in full in the ordinary course of business, no member of the King Group has any material obligations or material liabilities, whether or not accrued, contingent or otherwise, that would be required by IFRS to be reflected on a consolidated balance sheet of King and its consolidated Subsidiaries (or in the notes thereto).

6.1.9	Contracts

(a)	Section 6.1.9(a) of Part A of the King Disclosure Letter contains a list of all Contracts in effect as of the date hereof (as amended or supplemented) to which any member of the King Group is a party, or by which any property or asset of any member of the King Group is bound that (i) provides by its terms for committed payments in excess of $15 million per annum or receipts in excess of $100 million per annum; (ii) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (iii) other than with respect to exclusive brand licenses for merchandise, imposes on any member of the King Group any material restriction or prohibition with respect to: (A) competing with any other Person; (B) acquiring any product or other asset or any services from any other Person; (C) developing, selling, supplying, distributing,

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offering, supporting or servicing any product or any Technology or other asset; (D) performing services for or investing in any other Person; or (E) other than as required by applicable Law, engaging in any business anywhere in the world; (iv) grants a right of first refusal, first offer or similar right with respect to a material asset or material portion of King’s business; (v) provides for any joint venture, off-balance sheet partnership or any similar arrangement (including any Contract relating to any transaction or relationship between or among any member of the King Group, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any member of the King Group in King’s published financial statements or any King SEC Documents; or (vi) imposes or, to the Knowledge of King, purports on its face to impose any material obligation on AB or any of its Subsidiaries (other than, after Completion, any member of the King Group).

(b)	None of the execution, delivery or performance of this Agreement or the consummation of the Acquisition will contravene or conflict with in any material respect, or result in a material violation or breach of, or result in a default under, any Material Contract, or give any Person the right (with or without notice or lapse of time) to: (i) declare a default or exercise any material remedy under any Material Contract; (ii) accelerate the maturity or performance of any Material Contract; or (iii) cancel, terminate or modify in any material respect any Material Contract.

6.1.10	Financial Controls and Statements

(a)	King maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) designed to provide reasonable assurance that: (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS; (ii) receipts and expenditures are executed only in accordance with the authorisation of management and the directors of King; and (iii) any unauthorised acquisition, use, or disposition of the King Group’s assets that could have a material effect on King’s financial statements would be detected or prevented in a timely manner. King maintains, with respect to the King Group, a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that all material information concerning the King Group is made known on a timely basis to the individuals responsible for the preparation of the King SEC Documents and other required public disclosure documents, and otherwise to ensure that information required to be disclosed by King in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the required certifications in connection therein.

(b)	King has disclosed to King’s outside auditors and the audit committee of King (and made copies of such disclosures available to AB): (i) all “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) of which King has Knowledge and that are reasonably likely to adversely affect in any material respect King’s ability to record, process, summarize and report financial data; and (ii) any fraud, whether or not material, that involves management or other

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employees who have a significant role in King’s internal controls over financial reporting. King has not received from its independent accountants any notification of any: (i) “significant deficiency” in the internal controls over financial reporting; (ii) “material weakness” in the internal controls over financial reporting; or (iii) fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 5.

(c)	The financial statements (including any related notes) contained in the King SEC Documents, other than the financial information furnished as part of King’s periodic earnings releases, (i) were prepared in accordance with IFRS applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount); and (ii) fairly present in all material respects the consolidated financial position of the King Group as of the respective dates thereof and the consolidated results of operations and cash flows of the King Group for the periods covered thereby (subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material in amount).

6.1.11	Tax Matters

Each of the Tax Returns required to be filed by or on behalf of King and each member of the King Group: (a) has, in the case of any Tax Return for material Taxes, been timely filed (after giving effect to any valid extensions of time in which to make such filing); and (b) is accurate and complete in all material respects. King has made available to AB: (i) accurate and complete copies of all Tax Returns of King and each member of the King Group relating to Taxable periods ended on or after December 31, 2012 that are listed in Section 6.1.11 of Part A of the King Disclosure Letter; and (ii) any audit report issued by a Governmental Body within the last three years relating to any Taxes due from or with respect to King and each member of the King Group. All income or other Taxes payable by or on behalf of each member of the King Group have been timely paid, other than Taxes contested in good faith by appropriate proceedings under circumstances in which the taxpayer is lawfully permitted to delay or refrain from paying such Taxes pending the outcome of such contest and for which sufficient reserves have been established in accordance with IFRS. There are no Encumbrances for Taxes (other than Permitted Encumbrances). There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by King or any member of the King Group with respect to any Tax.

6.1.12	Intellectual Property

(a)	King or a wholly-owned Subsidiary of King (i) solely and exclusively owns all rights, title and interest in and to each item of material Registered IP and material unregistered Intellectual Property that is used or embodied in any Material King Products, or (ii) to the Knowledge of King, holds a valid license to use each item of material Registered IP and material unregistered Intellectual Property that is owned by a third party and that is used or embodied in any Material King Products; in each case free and clear of any Encumbrances (other than Permitted Encumbrances); provided that the foregoing representation concerning the absence of Encumbrances (other than Permitted Encumbrances) on third-party

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Intellectual Property is made only to the Knowledge of King. Section 6.1.12(a) of Part A of the King Disclosure Letter lists all material third-party Intellectual Property that is used or embodied in any Material King Products, other than third-party Intellectual Property that is generally available on a commercial basis on standard terms and conditions.

(b)	No member of the King Group is a party to or bound by any Order specifically applicable to any member of the King Group that is reasonably expected to: (i) require any member of the King Group to grant to any third party any license, covenant not to sue, release, immunity or other right with respect to any material King Intellectual Property; or (ii) affect any of the material terms or conditions of any license, covenant not to sue, release, immunity or other right that any member of the King Group has granted, grants, may grant or must grant with respect to any material King Intellectual Property.

(c)	No member of the King Group has received notice that any Core Trademark as used in an interactive video game of the King Group is currently involved in any material interference, opposition, reissue, re-examination, review or other Action of any nature in the United States, Canada, the European Union, Japan, South Korea or China in which the scope, validity or enforceability of any such Core Trademark is being or has been contested or challenged and, to the Knowledge of the King Group, no such Action has been threatened.

(d)	Each member of the King Group uses commercially reasonable efforts to enforce Customer Associate Assignment Agreements.

(e)	No member of the King Group has received any written claim from any King Associate challenging or disputing the ownership of any material King Intellectual Property.

(f)	To the Knowledge of King, no member of the King Group is a party to or bound by any Contract with any Person (other than the King Associates) that materially prohibits or materially restricts a group of its employees from: (i) certain work assignments; (ii) moving within, between or among any members of the King Group and their Affiliates (or their organization or business units); or (iii) performing any services for or working with any third party, to the extent that each of the foregoing prohibitions or restrictions, individually or in the aggregate, are material to the business of any member of the King Group.

(g)	To the Knowledge of King, there are no facts or circumstances that King reasonably expects would render invalid or unenforceable any Core Trademark as used in an interactive video game of the King Group in the United States, Canada, the European Union, Japan, South Korea or China.

(h)	To the Knowledge of King, no member of the King Group and none of the King Products or King Product Software is currently infringing (directly, contributorily, by inducement or otherwise), misappropriating, or otherwise violating or, at any time during the 24-month period prior to the date hereof, has infringed (directly, contributorily, by inducement or otherwise), misappropriated, or otherwise violated any Intellectual Property Right of any other Person, where such infringement, misappropriation, or violation would, individually or in the aggregate, have or reasonably be likely to have a material adverse effect on the King Group.

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(i)	To the Knowledge of King, none of the King Product Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other similar code, in each case, that has resulted in any of the following, or any other code designed or intended to have any of the following functions: (i) materially disrupting, disabling, harming or otherwise materially impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) materially damaging or destroying any data or file without the user’s consent.

(j)	To the Knowledge of King, no member of the King Group is in violation of any provision of the applicable license agreement for any Open Source Software that is contained in, distributed with or used in the development of any King Product Software or any King Product containing or used in conjunction with any King Product Software, which violation would, individually or in the aggregate, have or be reasonably likely to have a material adverse effect on the King Group.

(k)	During the last 24 months, no member of the King Group has received any written claim from a third party that any Material King Product incorporates, is integrated with, or, links to any Open Source Software in such a manner that requires any member of the King Group to distribute any material proprietary source code for such King Product under the terms of an Open Source Software license, and, to the Knowledge of King, there would be no reasonable basis for such a claim to be made by a third party. Each member of the King Group has used commercially reasonable efforts to regulate its use and distribution of Open Source Software in compliance with applicable Open Source Software licenses.

(l)	No material source code for any King Product Software has been delivered, licensed or disclosed to any escrow agent or other Person (other than (i) to employees of the King Group or other King Associates, in each case, provided in the course of his, her or its employment or engagement by any member of the King Group for the benefit of such member of the King Group; or (ii) otherwise pursuant to Contracts entered into in the ordinary course of business consistent with past practice). No member of the King Group has any duty or obligation (whether present, contingent or otherwise) to deliver, license or disclose the source code for any material King Product Software to any escrow agent or other Person. Except with respect to the foregoing, to the Knowledge of King, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any material source code for any material King Product Software to any other Person.

(m)	Section 6.1.12(m) of Part A of the King Disclosure Letter contains a list, as of the date hereof, of all standards-setting organization and multi-party special interest groups in which any member of the King Group participates where such participation requires any member of the King Group to grant third parties a license with respect to any material King Intellectual Property.

6.1.13	Information Provided

The information relating to the members of the King Group to be contained in the Scheme Document and, if applicable, the Takeover Offer Documents (including in each case any amendments or supplements thereto) and any other documents filed with the High Court or pursuant to the Takeover Rules, in connection with this Agreement, will

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not, on the date the Scheme Document is or, if applicable, the Takeover Documents are first posted or disseminated to King Shareholders contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made.

6.1.14	AB acknowledges that: (a) the only representations or warranties given by King in connection with the Transactions with respect to any member of the King Group are those contained in Clauses 6.1.1 through 6.1.13, inclusive, and (b) neither King nor any of its Representatives makes any express or implied representation or warranty or with respect to any other information provided or made available to AB in connection with the Transactions. Neither King nor any of its Representatives will have or be subject to any liability or indemnification obligation to AB or any other person resulting from the distribution to AB and/or to AB’s Representatives, or AB’s use of, any such information, including any information, documents, projections, forecasts or other material made available to AB and/or to AB’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

6.2	AB Warranties

Except as disclosed in the forms, documents and reports (including exhibits and other information incorporated therein) filed or furnished by AB with the SEC since January 1, 2015 and publicly available prior to the date hereof (but excluding any disclosures in any “risk factors” section, any disclosures in any “forward-looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature), AB and AB Sub jointly and severally represent and warrant to King as of the date hereof as follows:

6.2.1	Qualification, Organisation, etc.

(a)	Each of AB and AB Sub is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. AB has filed with the SEC, prior to the date hereof, complete and accurate copies of the Third Amended and Restated Certificate of Incorporation of AB (the “AB Certificate of Incorporation”) and the Second Amended and Restated Bylaws of AB (the “AB Bylaws”) as amended to the date hereof. The AB Certificate of Incorporation and the AB Bylaws are in full force and effect and AB is not in violation of the AB Certificate of Incorporation or the AB Bylaws in any material respect.

(b)	All the issued and outstanding shares of capital stock of, or other equity interests in, AB Sub have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by AB free and clear of all Encumbrances, other than Permitted Encumbrances.

(c)	AB Sub has, and at the date of the Effective Time will have, sufficient cash, available lines of credit or other sources of immediately available and cleared funds to enable it to pay the aggregate Consideration in full in accordance with the terms of the Scheme as well as to make all other required payments payable in connection with the Transactions, including those payments required to be made to holders of King Options and King Share Awards.

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(d)	King acknowledges that: (i) the only representations or warranties given by AB and AB Sub in connection with the Transactions with respect to AB or AB Sub are those contained in Clauses 6.2.1 through 6.2.4, inclusive, and (ii) neither AB or AB Sub nor any of their respective Representatives makes any express or implied representation or warranty or with respect to any other information provided or made available to King in connection with the Transactions. Neither AB or AB Sub nor any of their respective Representatives will be subject to any liability or indemnification obligation to King or any other person resulting from the distribution to King and/or King’s Representatives, or King’s use of, any such information, including any information, documents, projections, forecasts or other material made available to King and/or to King’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

6.2.2	Corporate Authority Relevant to this Agreement; No Violation

(a)	Each of AB and AB Sub has all requisite corporate power and authority to enter into this Agreement and, with respect to AB, the Expenses Reimbursement Agreement, to consummate the Transactions. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the Transactions have been duly and validly authorised by the AB Board and the board of directors of AB Sub and, except for the filing of the required documents in connection with the Scheme with, and the receipt of the required approval of the Scheme by, the High Court, no other corporate proceedings on the part of AB or AB Sub are necessary to authorise the consummation of the Transactions. This Agreement has been duly and validly executed and delivered by AB and AB Sub and, assuming this Agreement constitutes the valid and binding agreement of King, constitutes the valid and binding agreement of AB and AB Sub, enforceable against AB and AB Sub in accordance with its terms.

(b)	Other than in connection with or in compliance with (i) the provisions of the Act, (ii) the Takeover Panel Act and the Takeover Rules, (iii) the Securities Act, (iv) the Exchange Act, (v) the HSR Act, (vi) any applicable requirements under the EU Merger Regulation, (vii) any applicable requirements of other Antitrust Laws and (viii) any applicable requirements of NASDAQ or the NYSE, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by AB and AB Sub of the Transactions, except for such authorisations, consents, approvals or filings (A) that, if not obtained or made, would not reasonably be expected to materially impede or prevent the consummation of the Acquisition or (B) as may arise as a result of facts or circumstances solely or primarily relating to King or its Affiliates or Laws or Contracts binding on King or its Affiliates.

(c)	No approval of the stockholders of AB is required to consummate the Transactions.

6.2.3	Information Provided

The information relating to AB and its Subsidiaries to be contained in the Scheme Document and, if applicable, the Takeover Offer Documents (including in each case any amendments or supplements thereto) and any other documents filed with the High Court or pursuant to the Takeover Rules, in connection with this Agreement to the extent provided by AB in writing and reproduced therein, will not, on the date the Scheme Document is or, if applicable, the Takeover Documents are first posted or disseminated

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to AB Shareholders, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made.

6.2.4	Acting in Concert

As of the date hereof, neither AB nor any of its controlled Concert Parties has any interest in any King Shares. In entering into this Agreement, AB is acting as principal only and not Acting in Concert with any other person (other than AB Sub and its Representatives) for the purposes of acquiring control of King or any of its material assets.

7.	Additional Agreements

7.1	Consents and Regulatory Approvals

7.1.1	The terms of the Acquisition at the date of publication of the Scheme Document shall be set out in the Rule 2.5 Announcement and the Scheme Document, to the extent required by applicable Law.

7.1.2	Subject to the terms and conditions hereof, the Parties shall use all reasonable endeavours to achieve satisfaction of the Conditions as promptly as reasonably practicable following the publication of the Scheme Document and in any event no later than the End Date.

7.1.3	Subject to the terms and conditions hereof, King and AB shall (and AB shall cause AB Sub to) use all reasonable endeavours to:

(a)	take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as practicable;

(b)	as promptly as reasonably practicable, obtain from, make with or provide to any Relevant Authority any Clearances required to be obtained, made or provided by King or AB or any of their respective Subsidiaries in connection with the consummation of the Transactions;

(c)	as promptly as reasonably practicable, make all filings, and thereafter make any other required or appropriate submissions, that are required or reasonably necessary to consummate the Transactions, including:

(i)	under the HSR Act (it being agreed that the Parties shall make their respective filings under the HSR Act no later than 10 Business Days after the date hereof);

(ii)	under the EU Merger Regulation;

(iii)	under any other Antitrust Laws or foreign investment Laws;

(iv)	under the Takeover Rules and the Act;

(v)	under the Exchange Act or the Securities Act; or

(vi)	as required by the High Court; and

(d)	as promptly as reasonably practicable, take reasonable actions to obtain from, make with or provide to any third party any Clearances required to

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be obtained, made or provided by King or AB or any of their respective Subsidiaries in connection with the consummation of the Transactions (including the Acquisition); provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall King or AB or any of their respective Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any third party (other than a Relevant Authority) for any Clearance required in connection with the consummation of the Transactions under any Contract.

7.1.4	Subject to the terms and conditions hereof, including, with respect to King, Clauses 7.1.7 and 7.1.8, and on the basis that AB shall not be obligated to undertake or accept or agree to implement any of the matters, actions or remedies set forth in Clause 7.1.8, each of the Parties shall, and shall cause each of their respective Subsidiaries to, cooperate and use all reasonable endeavours to:

(a)	obtain any Clearances required in connection with the consummation of the Transactions under the HSR Act, the EU Merger Regulation and any other federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade or to regulate foreign investment (collectively, “Antitrust Laws”);

(b)	respond to any requests of any Relevant Authority for information or documentary material under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Acquisition or any other Transactions under any Antitrust Law. The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission;

(c)	in particular in jurisdictions in which AB is under the duty to notify or a joint notification is possible, AB shall:

(i)	procure that, where applicable, pre-notification discussions concerning the Transactions are commenced as promptly as reasonably practicable;

(ii)	procure the filing of the notification in a form reasonably approved by King (such approval not to be unreasonably withheld, conditioned or delayed) as promptly as reasonably practicable;

(iii)	provide King with final drafts of all written communications intended to be sent to any Relevant Authority, give King a reasonable opportunity to comment thereon, not send such communications without the prior approval of King (such approval not to be unreasonably withheld, conditioned or delayed) and provide King with final copies of all such communications save that in relation to all disclosure under this sub-clause, business secrets and other confidential material may be redacted);

(d)	each Party shall, and shall use all reasonable endeavours to cause its advisors to, co-operate with the other Parties in providing to the other Parties such assistance as is reasonably necessary and it is reasonably able to provide, and to provide to any Relevant Authority such information

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as may reasonably be necessary and it is reasonably able to provide to ensure that:

(i)	the Transactions are validly and promptly notified to any Relevant Authority; and

(ii)	any request for information from any Relevant Authority is fulfilled promptly and in any event in accordance with any relevant time limit, and that, where practicable, it provides copies of any proposed communication with any Relevant Authority in relation to the Transactions to the other Parties and that it takes due consideration of any reasonable comments that the other Parties may have in relation to such proposed communication, provided that it shall not be required to provide the other Parties with any confidential information or business secrets.

7.1.5	AB and King shall:

(a)	promptly advise each other of (and AB or King shall so advise with respect to communications received by any Subsidiary of AB or King, as the case may be) any written or oral communication from any Relevant Authority or third party whose Clearance is required or reasonably necessary in connection with the consummation of the Transactions;

(b)	not participate in any meeting or discussion with any Relevant Authority in respect of any filing, investigation or enquiry concerning this Agreement or the Transactions unless it consults with the other Party in advance, and, unless prohibited by such Relevant Authority, gives the other Party the opportunity to attend; and

(c)	promptly furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Relevant Authority or its respective staff, on the other hand, with respect to this Agreement and the Transactions, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of King or AB or their respective Affiliates, (y) as necessary to comply with contractual arrangements and (z) as necessary to address reasonable privilege or confidentiality concerns. AB shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Relevant Authority without the consent of King, and King shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Relevant Authority without the consent of AB, which consent, in each case, shall not be unreasonably withheld, conditioned or delayed. With respect to any notice, documentation or other communication required to be given by either Party to the other Party pursuant to this Clause 7.1.5, such first Party may give such notice, documentation or other communication to such second Party’s outside counsel, instead of directly to such second Party, if such first Party reasonably believes that doing so is required by, or advisable pursuant to, applicable Law.

7.1.6	Each Party shall provide as promptly as practicable such information and documentary material as may be requested by a Relevant Authority following any such filing or notification and, subject to Clauses 7.1.7 and 7.1.8, shall negotiate with any Relevant Authority in relation to any undertakings, orders, agreements or commitments which any such Relevant Authority requires to facilitate the Acquisition.

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7.1.7	Each member of the King Group agrees to take, or cause to be taken, subject to receipt by King of the prior written consent of AB (which consent may not be unreasonably withheld, conditioned or delayed), and AB and its Subsidiaries agree to take, or cause to be taken, subject to Clause 7.1.8, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve such objections, if any, that a Relevant Authority may assert under any Antitrust Law with respect to the Acquisition and to avoid or eliminate each and every objection under any Antitrust Law that may be asserted by any Relevant Authority with respect to the Acquisition, in each case, so as to enable the Completion to occur as promptly as practicable and in any event no later than the End Date, provided that any such steps or undertakings are immaterial to AB, King or their combined business (assuming for this purpose that such combined businesses were the size of King).

7.1.8	Nothing in this Agreement shall require, or be deemed to require, AB (or any of its Subsidiaries) to (and King shall not, and shall cause its Subsidiaries not to, without the prior written consent of AB) take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its Subsidiaries’) business in any specified manner) if such action would (a) require any entity (including its Subsidiaries) to divest, hold separate or otherwise take any action that limits such entity’s freedom of action, ownership or control with respect to, or its ability to retain or hold, directly or indirectly, any of its businesses, assets, equity interests, product lines or properties or any equity interest in any joint venture held by such entity, (b) require any undertaking to license any Intellectual Property of the AB Group or any King Intellectual Property or to grant any third party access for marketing purposes to the player networks of any member of the AB Group or the King Group, (c) reasonably be expected to impose any limitation on or result in a material delay in the ability of AB Sub to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares (or the equivalent) in, or to exercise voting or management control over, King or any member of the King Group or on the ability of any member of the King Group to hold or exercise effectively, directly or indirectly, rights of ownership of shares (or the equivalent) in, or to exercise rights of voting or management control over, any member of the King Group, (d) be a limitation on the ability of AB or its Subsidiaries to integrate or co-ordinate its business, or any part of it, with the business of the King Group, or (e) result in a member of the AB Group or the King Group ceasing to be able to carry on business in any jurisdiction it does at the date hereof. For the avoidance of doubt, the obligation to use all reasonable endeavours to achieve satisfaction of the Conditions for the purposes of Clause 7.1.2 will not cause AB or King to be obliged to do or permit or consent to anything that is inconsistent with this Clause 7.1.8.

7.1.9	In the event that the Acquisition is not consummated by reason of objections raised by any Relevant Authority under any Antitrust Laws or failure to obtain a Clearance referenced in Condition 3.6, and (a) such objections would reasonably have been expected to be resolved if AB had agreed to take or cause to be taken specified actions (including actions of the type described in Clause 7.1.8) that would have been immaterial to AB, King or their combined business (assuming for this purpose that such combined businesses were the size of King) and (b) AB did not agree to take or cause to be taken such specified actions, then AB shall be obligated to pay King $100,000,000 in cleared, immediately available funds as promptly as possible (but in any event within three Business Days) thereafter.

7.1.10	Until the Effective Time (or termination of this Agreement in accordance with its terms), no member of the AB Group shall acquire, agree to acquire, submit a notification to a Relevant Authority regarding an acquisition or intention to

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acquire or publicly announce a legally binding Contract or specific plans to acquire (in each case, other than the Acquisition) any Person (or any assets or securities thereof) that is primarily engaged in the business of developing and/or publishing mobile games, if such acquisition or legally binding Contract would involve payment of aggregate consideration in an amount or having a value in excess of $1,000,000,000.

7.1.11	Notwithstanding the reference in Condition 3.1.1 to the “sole discretion” of AB Sub, the exercise of such sole discretion by AB Sub shall require compliance by AB Sub with the provisions of this Clause 7.

7.2	Directors’ and Officers’ Indemnification and Insurance

7.2.1	For a period of six years after the Effective Date, AB shall maintain in effect the provisions for indemnification, advancement of expenses, payment of related enforcement costs or exculpation in the Organisational Documents of each member of the King Group or in any agreement to which any member of the King Group is a party and shall, if it is amending any such Organisational Documents, retain such provisions in a manner that will ensure that the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of any member of the King Group or were directors, officers, members, trustees or fiduciaries of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of any member of the King Group (each, together with his or her respective heirs and representatives, a “King Indemnified Party” and, collectively, the “King Indemnified Parties”) in respect of actions or omissions occurring on or prior to the Effective Date (including actions or omissions occurring at or prior to the Effective Time arising out of the Transactions) will not be adversely affected; provided, however, that in the event any claim, action, suit proceeding or investigation is pending, asserted or made whether prior to the Effective Date or within such six-year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.2.1 in respect thereof shall continue until disposition thereof even if such disposition occurs after the sixth anniversary of the Effective Date. For a period of six years after the Effective Date, AB shall assume, be jointly and severally liable for, and honour and guarantee, and shall cause King and its Subsidiaries to honour, in accordance with their respective terms, (a) the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of each member of the King Group and its Subsidiaries or in any agreement to which any member of the King Group is a party and (b) each of the covenants contained in this Clause 7.2.

7.2.2	For a period of six years from the Effective Date, AB shall cause to be maintained in effect:

(a)	the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Completion Date maintained by any member of the King Group with respect to matters arising on or before the Effective Time (provided that AB may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured persons (other than changes to the terms and conditions in the applicable insurer’s form that are not material to the beneficiaries thereof)); or

(b)	a “tail” policy (which King may purchase at its option, subject to AB’s prior consultation, prior to the Effective Time, and, in such case, AB shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by King) under King’s existing directors’ and officers’ insurance policy that covers those persons who

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are currently covered by King’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, is from a carrier with comparable credit ratings to King’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that, in the aggregate, are no less favourable to the insured persons than those of King’s directors’ and officers’ insurance policy in effect as of the date hereof;

provided, however, that, notwithstanding the foregoing, AB shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by King prior to the date hereof in respect of the coverage required to be obtained pursuant to paragraph (a) of this Clause 7.2.2 and AB shall not be required to pay, and King shall not be permitted to pay, a total premium in excess of 600% of the last such annual premium in respect of any “tail” policy obtained pursuant to paragraph (b) of this Clause 7.2.2, but in either such case the relevant Party shall purchase as much coverage as reasonably practicable for such amount.

7.2.3	The rights of each King Indemnified Party under this Clause 7.2 shall be in addition to, and not in limitation of, any other rights such King Indemnified Party may have under the Organisational Documents of each member of the King Group as applicable, any agreement, any insurance policy, the Act (or any other applicable Law) or otherwise. The provisions of this Clause 7.2 shall survive the consummation of the Transactions and shall not be terminated or modified in such a manner as to adversely affect any King Indemnified Party without the written consent of such affected King Indemnified Party (it being expressly agreed that the King Indemnified Parties shall be third-party beneficiaries of this Clause 7.2 and shall be entitled to enforce the covenants contained in this Clause 7.2).

7.3	Employment and Benefit Matters

7.3.1	For a period of two years following the Effective Date, AB shall provide, or shall cause to be provided, to each King Employee:

(a)	base compensation that is equal to or greater than the base compensation provided to such King Employee prior to the Effective Time; and

(b)	cash bonus opportunities, the aggregate annual amount of which are substantially comparable in target amount to those provided to such King Employee immediately prior to the Effective Time.

For a period of two years following the Effective Date, AB shall provide, or shall cause to be provided, on an aggregate (and not individual) basis across the King Group, pensions, retirement and benefits (excluding severance benefits) that are substantially comparable in the aggregate to those provided to the King Employees immediately prior to the Effective Time, subject to an aggregate increase in annual cost not to exceed 10% to such King Employees’ employers.

Further, and notwithstanding any other provision of this Agreement to the contrary, AB shall provide, or shall cause to be provided, during the two-year period following the Effective Date, severance benefits to each King Employee in accordance with, or no less favourable than, King’s past practice or policy, giving full credit for each King Employee’s full years of service with the King Group and its predecessors prior to the Effective Time and full years of service with AB and its Affiliates following the Effective Time.

7.3.2	King shall have the right to pay to each employee of any member of the King Group all unpaid bonuses that have been earned or accrued, and which have

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become payable, in the ordinary course consistent with past practice relating to the period (or any part thereof) up to the Effective Date, and where any such bonuses become payable after Completion, AB shall procure that the relevant member of the King Group shall pay such bonuses to their employees in accordance with the terms and conditions applicable to the payment of such bonuses.

7.3.3	From the Effective Date, each King Employee (other than any King Employees identified by King as transitional for this purpose) shall become a participant in the King profit sharing plan which is anticipated to be established for 2016 and consistent with the summary of terms agreed by the Parties prior to the date hereof (the “King Profit Sharing Plan”) and the profit sharing pool under the King Profit Sharing Plan shall be calculated for the calendar year 2016 as if the plan had commenced on January 1, 2016. King shall reasonably consult with AB regarding the timing and content of any announcement to King employees about the King Profit Sharing Plan. Except as provided in the next succeeding sentence, for 2016, an amount equal to (i) the sum of the grant date values of all incentive equity that is granted by King to its employees on or after January 1, 2016 (including, for the 2016 annual grants, promotions, adhoc grants for retention purposes and new hire grants), as determined accordance with the US GAAP used by AB with respect to similar awards for purposes of measuring compensation expense for such awards accrued for financial accounting purposes, reduced (but not below zero) by (ii) $15 million, shall be deducted from the 2016 profit sharing pool as detailed in the King Profit Sharing Plan. In determining the equity incentives to be taken into account under the immediately preceding sentence, any equity incentives approved prior to October 30, 2015 that are granted in 2016 in accordance with the authority provided under paragraph 8.1 of Schedule 1 shall be excluded. Other than as contemplated by sub-paragraphs 8.1, 8.2, 8.4 and 8.5 of Schedule 1 or as set out in Section 6.1.3(d) of Part A of the King Disclosure Letter, King agrees that the only equity incentive grants to be made from the date hereof prior to January 1, 2016 shall be for new hires, promotions or adhoc grants for retention purposes and such grants shall be in such amounts and have such terms and conditions which are in the ordinary course of business consistent with past practice.

7.3.4	For the purposes of vesting, eligibility to participate and level of benefits under the King Benefit Plans pursuant to which AB provides benefits to any King Employee after the Effective Time (the “New Plans”), each King Employee shall be credited with his or her years of service with the King Group and its predecessors before the Effective Date, to the same extent as such King Employee was entitled, before the Effective Time, to credit for such service under any similar King Benefit Plan in which such King Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing:

(a)	each King Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a King Benefit Plan in which such King Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”); and

(b)	for the purposes of each New Plan providing disability, medical, dental, pharmaceutical and/or vision benefits to any King Employee, AB shall use all reasonable endeavours to cause (and where this is not possible, provide reasonable compensation for):

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(i)	all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless and to the extent the individual, immediately prior to his or her coverage under the New Plans, was subject to such conditions under the comparable Old Plans; and

(ii)	any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for the purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

7.3.5	Where AB maintains any of the Old Plans in full force and effect, the provisions of Clause 7.3.4 shall not apply with respect to the benefits available under such Old Plans unless and until AB replaces such Old Plans with New Plans. Nothing in this Agreement shall require AB to replace the Old Plans with New Plans where the Old Plans remain in full force and effect.

7.3.6	Nothing in this Agreement shall confer upon any King Employee any right to continue in the employment or service of any member of the King Group, AB or any Affiliate of AB, or shall interfere with or restrict in any way the rights of any member of the King Group, AB or any Affiliate of AB, which rights are hereby expressly reserved, to discharge or terminate the services of any King Employee at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Clause 7.3 shall (x) be deemed or construed to be an amendment or other modification of any King Benefit Plan or employee benefit plan, arrangement or agreement of AB, or (y) create any third-party rights in any current or former service provider of AB, King or any of their respective Affiliates (or any beneficiaries or dependents thereof).

7.4	Financing Cooperation

7.4.1	Prior to the Completion Date, King shall use all reasonable endeavours to provide to AB, and shall cause its Subsidiaries to, and shall use all reasonable endeavours to cause the respective officers, directors, employees and advisors and other Representatives, including legal and accounting, of each member of the King Group to, provide to AB and its Subsidiaries such cooperation as may be reasonably requested by AB in connection with the syndication and consummation of the Financing (provided that, in each case, such requested cooperation does not unreasonably interfere with the business or operations of any member of the King Group), including:

(a)	participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions or sessions with prospective lenders, investors and rating agencies, in each case as reasonably requested and upon reasonable advance notice; provided, however, that such participation will be limited to King’s Executive Officers and will be solely for the purpose of providing information in relation to King;

(b)	providing information in connection with the preparation of materials for rating agency presentations, bank information memoranda, lender presentations, investor presentations and other customary marketing materials and documents required or necessary in connection with the Financing and the Transactions, including furnishing customary and

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reasonable business and financial projections reasonably requested by AB or any of its Subsidiaries, furnishing customary and reasonable records, data or other information necessary to support any statistical information or claims relating to any member of the King Group appearing in the aforementioned marketing materials, and, at the reasonable request of AB, providing necessary support and information to enable AB to prepare materials demonstrating the meaningful differences in measurement of the King Group’s historical financial performance under IFRS compared to US GAAP, consenting (such consent not to be unreasonably withheld, conditioned or delayed) to AB filing a Form 8-K with the SEC disclosing information identified by AB relating to the King Group (other than projections) for purposes of permitting such information to be included in marketing materials or memoranda for the Financing to be provided to potential investors who do not wish to receive material non-public information with respect to AB and its Subsidiaries, the King Group or any of their respective securities; provided, however, that nothing in this sub-clause requires King to provide (i) information regarding compensation, (ii) US GAAP financial information or (iii) anything that will result in unreasonable interference with the business of King;

(c)	furnishing AB, as promptly as reasonably practicable upon request by AB in connection with the Financing, with the following financial information regarding the King Group: (i) the audited consolidated statements of financial position for the fiscal years ended on December 31, 2012, December 31, 2013 and December 31, 2014 (and, if applicable, each subsequent fiscal year ended at least 90 days prior to the Completion Date) and related audited consolidated statements of operations, comprehensive income, changes in equity and cash flows of the King Group for the fiscal years ended on December 31, 2012, December 31, 2013 and December 31, 2014 (and, if applicable, each subsequent fiscal year ended at least 90 days prior to the Completion Date), in each case, prepared in accordance with IFRS, and in compliance with Regulation S-X promulgated under the Securities Act (“Regulation S-X”), and (ii) the unaudited consolidated statements of financial position and related consolidated statements of operations of the King Group for each subsequent fiscal quarter ended at least 45 days prior to the Completion Date, and for the comparable period of the prior fiscal year, in each case, prepared in accordance with International Accounting Standard 34, as issued by IASB; provided, however, that nothing in this sub-clause (c) requires King to provide (A) information regarding compensation, (B) US GAAP financial information or (C) information that is subject to confidentiality agreements, or is privileged, or is otherwise confidential and is a trade secret or competitively sensitive (unless disclosure is required to avoid a material misstatement or omission or is material non-public information and disclosed pursuant to Clause 7.4.1(b) above). Subject to disclosures contemplated by sub-clause (C) of the immediately preceding sentence, AB shall cause all non-public or other confidential information provided by or on behalf of King or any of its Subsidiaries or Representatives pursuant to this Clause 7.4 to be kept confidential in accordance with the AB Confidentiality Agreement;

(d)	furnishing AB, as promptly as reasonably practicable and prior to Completion with financial and other information with respect to the members of the King Group prepared in accordance with the applicable provisions of US GAAP and Regulation S-X reasonably necessary for AB to (i) evaluate the significance of the members of the King Group pursuant to Regulation S-X and (ii) prepare pro forma financial statements (including financial information with respect to the members of the King

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Group as of and for (x) the most recent annual period provided pursuant to sub-clause (c)(i) above, (y) the most recent interim period provided pursuant to sub-clause (c)(ii) above and (z) the 12-month period ending on the most recent statements of financial position date of King provided pursuant to sub-clauses (c)(i) or (c)(ii) above), prepared by AB after giving effect to the Transactions and the Financing as if such transactions and the Financing had occurred as of such date (in the case of statements of financial position) or at the beginning of such period (in the case of other financial statements) in accordance with the applicable provisions of US GAAP and Regulation S-X;

(e)	reasonably cooperating with requests for due diligence to the extent customary for financings of a type similar to the Financing and provided that such requests do not unreasonably interfere with the business of King;

(f)	providing promptly, and in any event, at least three Business Days prior to the Completion Date, such customary documentation and other customary information about the King Group as is reasonably requested in writing by AB reasonably in advance of, and in any event, at least 20 calendar days prior to, the Completion Date in connection with the Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(g)	assisting with the preparation of any credit agreements, indentures, notes, security purchase agreements, guarantees, pledge and security documents, hedging arrangements, other definitive financing documents, and other certificates or documents and back-up therefor and back-up for legal opinions customary in connection with financings of a type similar to the Financing as may be reasonably requested by AB or any of its Subsidiaries; and

(h)	cooperating with AB and AB’s efforts to obtain corporate and facilities ratings as reasonably requested by AB.

provided that:

(i)	no member of the King Group shall be required to pay any commitment or other fee or incur any cost, expense or liability (other than fees and expenses that are to be promptly reimbursed by AB under Clause 7.4.2) in connection with the Financing prior to the Completion Date;

(ii)	the King Board and officers of King prior to the Completion Date and the directors and officers of the Subsidiaries of King prior to the Completion Date shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained;

(iii)	no member of the King Group shall be required to execute, prior to the Completion Date, any financing agreements, including any credit, security, pledge or other agreements in connection with the Financing, or deliver any solvency, officers’ or similar certificates or legal opinions in connection with the Financing, in each case, that are not subject to the occurrence of the Completion Date (other than representation letters required by King and its Subsidiaries’ auditors in connection with the delivery of “comfort letters”); and

(iv)	except as expressly provided above, no member of the King Group shall be required to take any corporate actions that are not subject to

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the occurrence of the Completion Date to permit the consummation of the Financing.

7.4.2	AB shall, promptly upon request by King, reimburse King for all reasonable documented out-of-pocket costs and expenses incurred by any member of the King Group in connection with cooperation under this Clause 7.4 and shall indemnify and hold harmless King, its Subsidiaries and their respective Representatives (including the King Board and officers of King or any of its Subsidiaries prior to the Completion Date) from and against any and all liabilities, losses, damages, claims, expenses, interest, judgments and penalties (each, a “Loss”) suffered or incurred by them in connection with the syndication or consummation of the Financing, any information utilised in connection therewith and any action taken by them at the request of AB or its Representatives (other than information provided by any member of the King Group or to the extent a Loss arises from the gross negligence, bad faith or misconduct of or a breach of this Agreement by an indemnified party).

7.4.3	King shall, or shall cause its Subsidiaries to, supplement the information provided in connection with the Financing on a reasonably current basis to the extent that any such information, to the Knowledge of King, contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading in any material respect at the time and in light of the circumstances under which such statement is made, promptly after gaining Knowledge thereof.

7.4.4	King hereby consents to the use of the names and marks of King and its Affiliates (including any Trademarks derived therefrom) in connection with the Financing; provided, that such names and marks are used solely in a manner that is not intended to or reasonably likely to harm or disparage King or its Affiliates or their reputation, goodwill or intellectual property.

7.4.5	King shall use all reasonable endeavours to assist in the delivery to AB of customary payoff letters, lien terminations and instruments of discharge in form and substance reasonably satisfactory to AB to allow for the payoff, discharge and termination in full on the ABL credit facility under the ABL Credit Agreement dated as of October 7, 2013, as amended, among Midasplayer International Holding Company Limited, King.com Limited, Midasplayer Vertriebs GmbH, JP Morgan Chase Bank, N.A. and the other parties thereto.

7.4.6	Notwithstanding anything to the contrary in the foregoing, nothing in this Clause 7.4 shall require any member of the King Group to take any action that would violate Section 82 of the Act.

7.5	Transaction Challenges

7.5.1	King shall consult and cooperate with AB in King’s defence or settlement of any actual or threatened shareholder litigation (other than any litigation or settlement between King or any of its Affiliates and AB, AB Sub or any of their respective Affiliates) against King or its directors or officers, and any actual or threatened complaints or challenges that may be brought in the High Court or any other court in Ireland and/or any court in the United States in connection with the Scheme, the Transactions, this Agreement or the Expenses Reimbursement Agreement.

7.5.2	AB shall consult and cooperate with King in AB’s defence or settlement of any actual or threatened shareholder litigation (other than any litigation or settlement between AB, AB Sub or any of their respective Affiliates and King and any of its Affiliates) against AB or its directors or officers, and any actual or threatened complaints or challenges that may be brought in the High Court or any other court

54

in Ireland and/or in any court in the United States in connection with the Scheme, the Transactions, this Agreement or the Expenses Reimbursement Agreement.

8.	Completion of Acquisition

8.1	Completion Date

8.1.1	Completion shall take place at 5:00 p.m., Irish time, on a date to be agreed by the Parties, being not more than three Business Days (or such shorter period of time as remains before 11:59 p.m., Irish time, on the End Date) after the satisfaction or, in the sole discretion of AB Sub, waiver (where permissible) of all of the Conditions with the exception of Condition 2.4 (delivery and registration of the Court Order and a copy of the minute required by Section 86 of the Act) (but subject to the satisfaction of such Condition) and the receipt by King of the Court Order (the “Completion Date”).

8.1.2	Completion shall take place at the offices of William Fry, Dublin.

8.2	On or prior to Completion:

King shall procure that a meeting of the King Board (or a duly authorised committee thereof) is held at which resolutions are passed (conditional on registration of the Court Order with the Registrar of Companies occurring and effective as of the Effective Time) approving:

8.2.1	the allotment and issue to AB Sub (and/or its nominees) in accordance with the Scheme of the number of new shares in the capital of King provided for in the Scheme;

8.2.2	the removal of the directors of King as AB shall determine; and

8.2.3	the appointment of such persons as AB may nominate as the directors of King.

8.3	On Completion:

8.3.1	King shall deliver to AB:

(a)	a certified copy of the resolutions of the King Board referred to in Clause 8.2;

(b)	letters of resignation from the directors that are removed from King in accordance with Clause 8.2.2 (each such letter containing an acknowledgement that such resignation is without any claim or right of action of any nature whatsoever outstanding against King or any member of the King Group or any of their officers or employees for breach of contract, compensation for loss of office, redundancy or unfair dismissal or on any other grounds whatsoever in respect of the removal); and

(c)	share certificates in respect of the aggregate number of shares in the capital of King to be issued to AB Sub (and/or its nominees) in accordance with the Scheme.

8.3.2	King shall cause an office copy of the Court Order and a copy of the minute required by Section 86 of the Act to be filed with the Companies Registration Office and obtain from the Registrar of Companies a Certificate of Registration in relation to the reduction of share capital involved in the Scheme.

8.4	Payment of Consideration

AB shall pay the Consideration within 14 days following the Effective Date in accordance with

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the terms and conditions of the Scheme, which includes paying the Consideration due to each King Shareholder in respect of each King Share held.

9.	Termination

9.1	Termination

9.1.1	This Agreement may be terminated at any time prior to the Effective Time:

(a)	by either King or AB if the Scheme Meeting or the EGM shall have been completed and the Scheme Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities;

(b)	by either King or AB if the Effective Time shall not have occurred by 11:59 p.m., Irish time, on the End Date, provided that the right to terminate this Agreement pursuant to this Clause 9.1.1(b) shall not be available to a Party whose breach of any provision of this Agreement shall have caused the failure of the Effective Time to have occurred by such time;

(c)	by either King or AB if the High Court declines or refuses to sanction the Scheme unless both Parties agree that the decision of the High Court shall be appealed (it being agreed that King shall make such an appeal if requested to do so by AB);

(d)	by either King or AB if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Acquisition and such injunction shall have become final and non-appealable;

(e)	by King, if any AB Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which material breach or failure to perform:

(i)	would result in a failure of any Conditions; and

(ii)	if curable, is not cured within 30 days following King’s delivery of written notice to AB of such breach or failure to perform (which notice shall state King’s intention to terminate this Agreement pursuant to this Clause 9.1.1(e) and the basis for such termination);

(f)	by AB, if King shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which material breach or failure to perform:

(i)	would result in a failure of any Conditions; and

(ii)	if curable, is not cured within 30 days following AB’s delivery of written notice to King of such breach or failure to perform (which notice shall state AB’s intention to terminate this Agreement pursuant to this Clause 9.1.1(f) and the basis for such termination);

(g)	by AB, in the event that a King Change of Recommendation shall have occurred;

(h)	by King upon written notice at any time following delivery of a Final Recommendation Change Notice in accordance with Clause 5.2.5; or

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(i)	by mutual written consent of King and AB.

9.1.2	Termination of this Agreement in accordance with Clause 9.1.1 shall not give rise to any liability of the Parties except as provided in the Expenses Reimbursement Agreement or Clause 7.1.9, and, following such termination, no Party shall have any liability to the other Parties in connection with this Agreement or the Transactions, except as provided in the Expenses Reimbursement Agreement; provided that such termination shall not relieve any Party from liability for fraud or willful breach of, or failure to perform, this Agreement. Clause 10 (other than Clauses 10.1 and 10.11) shall survive, and continue in full force and effect, notwithstanding the termination of this Agreement. If AB or AB Sub bring a successful action against King for liability for willful breach of, or failure to perform, this Agreement, then all amounts (if any) paid by King to AB under Clause 3.2.1(a) of the Expenses Reimbursement Agreement which are included in any award made by a court of competent jurisdiction against King arising from liability for willful breach of, or failure to perform, this Agreement shall be credited against the amount of such award.

9.1.3	Each Party understands and confirms that termination of this Agreement shall:

(a)	be without prejudice to the provisions of the Expenses Reimbursement Agreement or the AB Confidentiality Agreement; and

(b)	not affect the obligations of each Party to pay the costs and expenses provided in Clause 10.12.

10.	General

10.1	Announcements

(a)	Subject to the requirements of applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including the Panel), the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal public announcement which either Party may make primarily regarding the Transactions, the Scheme or this Agreement. AB and King shall give each other a reasonable opportunity to review and comment upon any such public announcement and shall not issue any such public announcement prior to such consultation, except as may be required by applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including the Panel). The Parties agree that the initial press release to be issued with respect to the Transactions shall be in the form of the Rule 2.5 Announcement.

(b)	For the avoidance of doubt, the provisions of Clause 10.1(a) do not apply to any announcement, document or publication in connection with a King Alternative Proposal or King Superior Proposal or a change in the Scheme Recommendation, provided that King shall have provided an advance copy of any such proposed announcement to AB before release, or any amendment to the terms of the Scheme proposed by AB that would effect an increase in the Consideration whether before or after a withdrawal or adverse modification of the Scheme Recommendation.

10.2	Notices

10.2.1	Any notice or other document to be served under this Agreement may be delivered by overnight delivery service (with proof of service), by email or hand delivery to the Party to be served as follows:

(a)	if to AB, to:

Chris Walther

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Chief Legal Officer

3100 Ocean Park Boulevard

Santa Monica, CA 90405

United States

Email: chris.walther@activision.com

with copy to:

Mason Hayes & Curran

South Bank House

Barrow Street

Dublin 4

Attention: Justin McKenna

Email: jmckenna@mhc.ie

and

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

United States

Attention: Jeffrey J. Rosen; William D. Regner

E-mail: jrosen@debevoise.com; wdregner@debevoise.com

(b)	if to King, to:

Robert Miller

Chief Legal Officer

10th Floor

1 Central St Giles

London WC2H 8AG

United Kingdom

Attention: Chief Legal Officer

Email: Rob@king.com, legal@king.com

and

William Fry

2 Grand Canal Square

Dublin 2

Ireland

Attention: David Fitzgibbon

Email: david.fitzgibbon@williamfry.com

and

Fenwick and West

Mountain View Office

Silicon Valley Center

801 California Street

Mountain View, CA 94041

United States

Attention: Mark Stevens; David Michaels; Ken Myers

Email: mstevens@fenwick.com; dmichaels@fenwick.com;

          kmyers@fenwick.com

or such other postal address or email address as it may have notified to the other Party in writing in accordance with the provisions of this Clause 10.2.

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10.2.2	Any notice or document shall be deemed to have been served:

(a)	if delivered by overnight delivery or by hand, at the time of delivery; or

(b)	if sent by e-mail, at the time of the sending of the e-mail (provided that any notice deemed to have been served on any day that is not a Business Day, or on any Business Day after 5:30 p.m. (addressee’s local time), shall be deemed to have been served at 9:00 a.m. (addressee’s local time) on the next Business Day).

10.3	Assignment

Neither Party shall assign all or any part of the benefit of, or rights or benefits under, this Agreement without the prior written consent of the other Party, provided that AB may assign any or all of its rights and interests hereunder to one or more of its Subsidiaries, provided that prior consent in writing has been obtained from the Panel if required in respect of such assignment, but no such assignment shall relieve AB of its obligations hereunder.

10.4	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, e-mail or otherwise).

10.5	Amendment

10.5.1	No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties, except that following obtainment of the King Shareholder Approval there shall be no amendment to the provisions hereof which by Law requires further approval by the King Shareholders without such further approval nor shall there be any amendment or change not permitted under applicable Law.

10.5.2	Notwithstanding anything to the contrary contained herein, none of this Clause 10.5.2, Clause 10.14.3 or Clause 10.14.4 may be amended, modified, waived or terminated in a manner that adversely affects in any respect the Financing Sources without the prior written consent of the Financing Sources that are party to the Financing and so adversely affected. It is expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of the immediately preceding sentence of this Clause 10.5 and shall be entitled to enforce such sentence as if they were a party to this Agreement. It is further expressly agreed that the preceding two sentences of this Clause 10.5 shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such state that would result in the application of the laws of any other state or jurisdiction.

10.6	Entire Agreement

This Agreement, together with the AB Confidentiality Agreement, the Expenses Reimbursement Agreement and any documents delivered by the AB Parties and King in connection herewith, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the AB Parties (or any of them) and King with respect to the subject matter hereof, it being understood that the AB Confidentiality Agreement shall survive the execution and delivery of this Agreement and that no action by any Party contemplated by this Agreement shall be deemed to breach the AB Confidentiality Agreement.

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10.7	Inadequacy of Damages

Each Party agrees that damages would not be an adequate remedy for any breach by it of this Agreement and accordingly each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement.

10.8	Remedies and Waivers

No delay or omission by either Party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

10.8.1	affect that right, power or remedy; or

10.8.2	operate as a waiver of it.

The exercise or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

10.9	Severability

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction that shall not affect or impair:

10.9.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

10.9.2	the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement; and

it is agreed by the Parties that a court of competent jurisdiction may sever any such invalid, illegal or unenforceable provision and should any provision of this Agreement be invalid or unenforceable, then such provision shall be deemed to have been automatically amended in such a way that, as amended, it is valid, legal and enforceable and to the maximum extent possible carries out the original intent of the Parties as to the matter or matters in question.

10.10	No Partnership and No Agency

10.10.1	Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, association, joint venture or other co-operative entity between any of the Parties.

10.10.2	Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, either Party the agent of the other Party for any purpose. No Party has, pursuant to this Agreement, any authority or power to bind or to contract in the name of the other Party.

10.11	Further Assurance

Without limitation to the provisions of this Agreement, the Parties shall, and shall procure that each member of their respective Groups shall, issue, execute or despatch such documentation in a timely fashion or take other actions as is necessary or desirable to facilitate the implementation of the Transactions or carry out the purposes of this Agreement.

10.12	Costs and Expenses

Save for:

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10.12.1	the Panel’s document review fees (which shall be borne and discharged by AB); and

10.12.2	the filing fees incurred in connection with notifications with any Relevant Authorities under any Antitrust Laws (which shall be borne and discharged by AB);

each Party shall pay its own costs and expenses of and incidental to this Agreement, the Acquisition and all other Transactions, except as otherwise provided in this Agreement.

10.13	No Third-Party Rights

Subject as provided in Clauses 7.2, 10.5, 10.14.3 and 10.14.4, no one other than a Party shall have any right to enforce any of its terms and no third party shall be a beneficiary in any way of this Agreement or have the right to rely on any provision hereof.

10.14	Governing Law and Jurisdiction

10.14.1	Except as provided herein, this Agreement shall be governed by, and construed in accordance with, the Laws of Ireland, without regard to the conflicts of law rules of Ireland that would result in the application of the laws of any other jurisdiction.

10.14.2	Except as provided herein, each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts in Ireland. Any proceeding, suit or action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

10.14.3	Financing Sources Arrangements

Notwithstanding anything to the contrary contained herein. King, on behalf of itself and its Affiliates and Representatives, hereby (i) acknowledges that none of the Financing Sources in their capacities as such shall have any liability under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions, including any dispute related to, or arising from, the Financing, the related commitment letter or the performance thereof, (ii) waives any rights or claims against any of the Financing Sources in their capacities as such in connection with this Agreement, the Financing or the related commitment letter, whether at law or equity, in contract, in tort or otherwise, and (iii) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Source in its capacity as such in connection with this Agreement, the Financing, the related commitment letter or the Transactions. With respect to any dispute or proceeding relating to this Clause 10.14.3, King, on behalf of itself and its Affiliates and Representatives, (w) submits to the exclusive jurisdiction of the courts of the State of New York or federal courts of the United States of America, in each case, sitting in the Borough of Manhattan, and any appellate court from any thereof (the courts described in this clause (w), the “Applicable Courts”), and agrees that all claims in respect of any such litigation may be heard and determined only in the Applicable Courts, (x) waives, to the fullest extent it may legally do so, any objection which it may now or hereafter have to the laying of venue of any proceeding in any Applicable Court, (y) waives, to the fullest extent permitted by law, the defences of an inconvenient forum to the maintenance of such proceeding in any Applicable Court, and (z) agrees that a final judgment in any such proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Clause 10.14.3 is intended to, or shall, affect the rights or remedies of the parties to the Financing.

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It is expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Clause 10.14.3 and shall be entitled to enforce the provisions contained in this Clause 10.14.3 as if they were a party to this Agreement. It is further expressly agree that the provisions of this Clause 10.14.3, shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such state that would result in the application of the laws of any other state or jurisdiction.

10.14.4	Each of the Parties hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any Action (whether at law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, this Agreement, any of the Transactions, the Financing or the performance of services thereunder or related thereto against any Financing Source in its capacity as such, including any Action described in Clause 10.14.3 in any such court described in Clause 10.14.3. It is expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Clause 10.14.4 and shall be entitled to enforce the provisions contained in this Clause 10.14.4 as if they were a party to this Agreement. It is further expressly agreed that the immediately preceding sentence of this Clause 10.14.4 shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such state that would result in the application of the laws of any other state or jurisdiction.

10.15	Non-Survival of Representations and Warranties

None of the representations and warranties in this Agreement shall survive the Effective Time or the termination of this Agreement.

IN WITNESS whereof the Parties have entered into this Agreement on the date first specified above.

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Schedule 1

King Conduct

At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by applicable Law, or as expressly contemplated or expressly permitted elsewhere in this Agreement or in Part B of the King Disclosure Letter, or as expressly agreed to in writing by AB (AB acting reasonably at all times and such agreement not to be unreasonably withheld, conditioned or delayed), King undertakes to and covenants with AB that it:

1.	shall not, and shall procure that its Subsidiaries shall not, authorise or pay any dividends on or make any distribution with respect to the outstanding shares in its capital (whether in cash, assets, shares or other securities of any member of the King Group);

2.	shall not, and shall procure that its Subsidiaries shall not, split, combine or reclassify any of its shares of capital in issue, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital;

3.	shall not, and shall procure that its Subsidiaries shall not:

3.1	increase the compensation or other benefits payable (other than those permitted by sub-paragraph 3.6) or provided to current or former King officers (holding an executive position) or members of the King Board other than (a) the commencement of the automatic enrolment pension and employer defined contribution scheme for employees of any member of the King Group based in the United Kingdom, or (b) any increase in any such employee’s compensation which comes into effect as part of King’s ordinary course annual review of employee compensation and by a gross amount of no more than 10% of the gross compensation or other benefits payable, as applicable, to such employee;

3.2	hire any individual to act as an executive officer of King or terminate the employment of (a) any Executive Officer, or (b) any such individual acting as an executive officer of King;

3.3	increase the compensation or other benefits payable (other than those permitted by sub-paragraph 3.6) or provided to any employee of any member of the King Group with a title of Vice President or Senior Vice President (a “King Specified Employee”) who is not a current or former King officer (holding an executive position) or member of the King Board other than (a) the commencement of the automatic enrolment pension and employer defined contribution scheme for employees of any member of the King Group based in the United Kingdom, (b) in the ordinary course of business consistent with past practice and by a gross amount of no more than 10% of the gross compensation or other benefits payable, as applicable, to such King Specified Employee on the date hereof, or (c) in connection with ordinary course promotions of employees to Vice Presidents and Vice Presidents to Senior Vice Presidents in such amounts and in such forms as are in the ordinary course of business consistent with past practice;

3.4	increase the compensation and other benefits payable to all employees of members of the King Group by a gross amount of more than 5% of the gross compensation or other benefits payable, as applicable, to all such employees on the date hereof;

3.5	enter into any employment, change of control, severance or retention agreement with any King Specified Employee other than (a) employment agreements with newly hired King Specified Employees that are terminable on not more than six calendar months’ notice without penalty or liability other than amounts required to be paid under applicable Law or existing policies of any member of the King Group, or (b) severance agreements that provide severance benefits that are entered into with

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King Specified Employees in the ordinary course of business in connection with terminations of employment;

3.6	establish, adopt, enter into, amend or terminate any King Benefit Plan or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries other than (i) the commencement of the automatic enrolment pension and employer defined contribution scheme for employees of any member of the King Group based in the United Kingdom; (ii) the renewal of existing benefits made in the ordinary course consistent with past practice; or (iii) establishment, adoption, entry into or amendment made to any constituent part of any King Benefit Plan which does not increase the cost or expected cost of that constituent part of that King Benefit Plan to employees of any member of the King Group in a particular country by more than 5% of payroll in that country;

3.7	fund any rabbi trust or similar arrangement;

3.8	accelerate any rights or benefits of any King Specified Employee in a manner that is not in the ordinary course consistent with past practice; or

3.9	change any actuarial assumptions used to calculate the funding obligations with respect to any King Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by IFRS or applicable Law (except, in the case of each of sub-paragraphs 3.1 through 3.9 of this paragraph 3, inclusive, as otherwise permitted pursuant to this paragraph 3 or as required by King Benefit Plans in effect as of the date hereof or as otherwise required by applicable Law);

4.	shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by a change in IFRS, US GAAP, applicable Law or SEC policy;

5.	shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in any joint venture arrangement, or acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations (for the purpose of this paragraph 5, each such event an “Investment”), other than (i) as expressly permitted by Clause 5.2 of the Agreement, or (ii) in respect of any Investment which relates to a minority investment by any member of the King Group, for consideration of not more than $5 million for each Investment (so long as it is an Investment which results in King’s and its Subsidiaries’ ownership being less than 20% of the equity interests of the invested entity and King cannot consolidate such entity for financial reporting or tax purposes) and limited to no more than five such Investments;

6.	shall not amend the King Memorandum and Articles of Association or any other Organisational Documents and shall not permit any of its Subsidiaries to adopt any material amendments to its Organisational Documents;

7.	shall not, and shall procure that its Subsidiaries shall not, enter into any Contract (other than (a) amendments to Contracts in the ordinary course of business or (b) any standard terms and conditions or amendments thereto) that would be a Material Contract if such Contract had been entered into prior to the date hereof (and where agreement to effect any of the matters set out in this paragraph 7 is sought from AB, AB shall have 72 hours from receipt of any written request from King to respond in writing to such request, failing which AB shall be deemed to have agreed to such action);

8.	shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or

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encumbrance of, any shares in its capital, voting securities or other equity interest in any member of the King Group or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise un-exercisable option under any of the King Share Plans (except as otherwise provided by the express terms of any options outstanding on the date hereof), other than:

8.1	issuances of King Options or King RSU Awards under the King 2014 Plan after the date hereof to individuals who, in the ordinary course of business, would have received a grant of equity incentives prior to the date hereof under King’s usual compensation practices, but who have not yet received such grants due to the pendency of the negotiations of this Agreement, in respect of an aggregate amount of no more than 400,000 King Shares in such amounts and on such terms as are in the ordinary course of business consistent with past practice for awards to employees in comparable roles;

8.2	issuances of King Options or King RSU Awards under the King 2014 Plan to any person who becomes an employee of any member of the King Group after the date hereof in such amounts and on such terms as are in the ordinary course consistent with past practice for awards to employees in comparable roles;

8.3	the issuance during the course of the first quarter of 2016 of new King Options or new King RSU Awards under the King 2014 Plan to the then existing employees of any member of the King Group or, thereafter, in connection with ordinary course promotions, in each case in such amounts and on such terms as are in the ordinary course consistent with past practice;

8.4	issuances of King Shares or releases of King Linked Shares in respect of any exercise (or, in the case of King Linked Shares, purported exercise) of options or the vesting or settlement of share awards pursuant to the King Share Plans;

8.5	selling or withholding of King Shares to satisfy tax obligations pertaining to the exercise of options or the vesting or settlement of share awards or to satisfy the exercise price with respect to options or to effectuate an optionee direction upon exercise; and

8.6	granting participation in the King Profit Sharing Plan to King Employees and making issuances pursuant to the King Profit Sharing Plan as contemplated by Clause 7.3.3;

9.	shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, other than acquisitions of King Shares subject to Restricted Share Awards or King Linked Shares in accordance with their terms;

10.	shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), provided that the foregoing shall not prohibit King and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

11.	shall not, and shall not permit any of its Subsidiaries to, acquire, lease, license or otherwise obtain any of its material properties or assets or to, sell, lease, exclusively license, transfer, exchange, swap or otherwise dispose of, or subject to any Encumbrance (other than Permitted Encumbrances), any of its material properties or assets, other than:

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11.1	dispositions of inventory or equipment in the ordinary course of business;

11.2	non-exclusive intellectual property licenses in connection with product development, publishing or brand licensing for the benefit of King, or exclusive intellectual property licenses in connection with brand licenses, in each case in the ordinary course of business consistent with past practice;

11.3	for transactions among King and its wholly-owned Subsidiaries or among its wholly-owned Subsidiaries in the ordinary course of business consistent with past practice; or

11.4	for transactions (excluding transactions for the purchase or sale of Intellectual Property) in the ordinary course of business consistent with past practice involving less than $15 million individually and $30 million in the aggregate;

12.	shall not, and shall procure that its Subsidiaries shall not, enter into a new line of business that: (A) is material to the King Group; or (B) represents a category of revenue that is not discussed in Item 1 of King’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014;

13.	shall not, and shall procure that its Subsidiaries shall not, (A) other than in the ordinary course of business consistent with past practices, enter into any Contract pursuant to which any member of the King Group grants to any other Person any non-competition, “most-favoured nation”, exclusive marketing or other exclusive rights (other than exclusive brand licenses, and non-solicitation agreements with respect to employees) of any type or scope, or that otherwise restricts or purports on its face to restrict in a material respect any member of the King Group from engaging or competing in any material line of business in any location; or (B) enter into any Contract that, upon completion of the Acquisition, would restrict or purport on its face to restrict AB or any of its Subsidiaries (including any member of the King Group) from engaging or competing in any line of business in any location;

14.	shall not, and shall procure that its Subsidiaries shall not, adopt, approve or implement any “poison pill” or similar rights plan or related agreement;

15.	shall not, and shall procure that its Subsidiaries shall not, announce, implement or effect any reduction in labour force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the King Group, other than (i) routine employee terminations in the ordinary course of business consistent with past practices, or (ii) where any of the foregoing actions set out in this paragraph 15 affects 19 or fewer employees in one location;

16.	shall not, and shall procure that its Subsidiaries shall not, engage in any merger;

17.	shall not, and shall not permit any of its Subsidiaries to, compromise or settle any material claim, litigation, investigation or proceeding, in each case made or pending against any member of the King Group or any of their officers and directors in their capacities as such, other than the compromise or settlement of claims, litigation, investigations or proceedings where any such compromise or settlement (x) results in the actual expense to be incurred being no greater, individually or in the aggregate, than $10 million; and (y) does not impose any injunctive relief or otherwise limit any action or inaction other than the payment of monetary relief as set forth in this paragraph 17 by King and its Subsidiaries;

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18.	shall not, and shall not permit any of its Subsidiaries to, (i) make, change or revoke any material Tax election, change any annual Tax accounting period or method of Tax accounting unless in each case required by applicable Law, (ii) settle or compromise any corporate income tax audit or proceeding relating to a material amount of Taxes, or material claim for refund, or enter into any closing or similar agreement with any Tax Authority other than entering into the process for claiming tax credits in Malta in the ordinary course consistent with past practice, or (iii) make, change or revoke any Tax election which results in any modification of the pass through or transparency status, or lack thereof, of any entity in any jurisdiction, and where such agreement to effect any of the matters set out in this paragraph 18 is sought from AB, AB will have 72 hours from receipt of any written request from King to respond in writing to such request, failing which AB will be deemed to have agreed to such action;

19.	shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure, or commit to do so, except as permitted, in excess of $35 million in aggregate;

20.	shall not, and shall not permit any of its Subsidiaries to, alter any intercompany arrangements or agreements or the ownership structure among King and its wholly-owned Subsidiaries or among King’s wholly-owned Subsidiaries;

21.	to the extent permitted by applicable Law, shall, and shall procure that its Subsidiaries shall, upon request by AB reasonably in advance, provide AB with reasonable access, during normal business hours and where not unduly disruptive to King’s business, to the King Group’s personnel, assets, properties, offices and other facilities, and books and records, and shall furnish AB and AB’s Representatives with such financial, operating and other information as reasonably requested by AB which is not subject to legal privilege, any confidentiality or non-disclosure provisions in favour of a third party or in relation to any King Alternative Proposal;

22.	shall, and shall procure that its Subsidiaries shall, promptly notify AB orally and in writing: upon an Executive Officer becoming actually aware (i) that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by King to comply in any material respect with any material covenant or condition of this Agreement required to be complied with by it pursuant to this Agreement; and (ii) of any material Action commenced against King or any of its Subsidiaries; it being acknowledged and agreed by each of the Parties that one or more breaches of this paragraph 22 shall not permit AB to terminate this Agreement or constitute a failure of any Condition unless the cumulative effect of such matters not disclosed would have or would reasonably be expected have a material adverse effect on the King Group.

Nothing contained in this Agreement shall give AB, directly or indirectly, the right to control or direct the King Group operations prior to the Effective Date.

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ANNEX

Rule 2.5 Announcement

SIGNED for and on behalf of KING DIGITAL ENTERTAINMENT PUBLIC LIMITED COMPANY	/s/ Sebastian Knutsson
Signature Sebastian Knutsson
/s/ Tjodolf Sommestad	Print Name
Witness

Tjodolf Sommestad
Print Name of Witness

Print Address of Witness

SVP
Occupation of Witness

SIGNED for and on behalf of ABS PARTNERS C.V., represented by its general partner ABS Partners I, LLC by	/s/ Chris B. Walther
Signature Chris B. Walther
/s/ Jeffrey A. Brown	Print Name
Witness

Jeffrey A. Brown
Print Name of Witness

3100 Ocean Park Blvd., Santa Monica, CA 90266
Print Address of Witness

Attorney
Occupation of Witness

SIGNED for and on behalf of ACTIVISION BLIZZARD, INC.	/s/ Chris B. Walther
Signature Chris B. Walther
/s/ Jeffrey A. Brown	Print Name
Witness

Jeffrey A. Brown
Print Name of Witness

3100 Ocean Park Blvd., Santa Monica, CA 90266
Print Address of Witness

Attorney
Occupation of Witness

[Signature Page to Transaction Agreement]

Annex II

JPM Fairness Opinion

J.P.Morgan

November 2, 2015

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Ordinary Shares (as defined below) of the consideration to be paid to such holders in the proposed acquisition (the "Transaction") of King Digital Entertainment public limited company (the "Company") by ABS Partners C.V. ("Acquisition Sub"), a subsidiary of Activision Blizzard, Inc. (the "Acquiror"), to be effected by means of a scheme of arrangement pursuant to the Transaction Agreement, to be dated as of November 2, 2015 (the "Agreement"), among the Company, the Acquiror and Acquisition Sub. Pursuant to the Agreement, the Company will become a wholly-owned subsidiary of Acquisition Sub, and each outstanding Company Ordinary Share will be converted into the right to receive $18.00 per share in cash (the "Consideration"). The Agreement further provides that, subject to the consent of the Irish Takeover Panel, the Scheme (as defined in the Agreement) may be switched to a Takeover Offer (as defined in the Agreement) in accordance with the terms set out in the Agreement. "Company Ordinary Shares" means ordinary shares, nominal value $0.00008 per share, of the Company, other than such ordinary shares that are designated as linked or restricted shares.

In connection with preparing our opinion, we have (i) reviewed a draft dated November 2, 2015 of the Agreement; (ii) reviewed a draft dated November 2, 2015 of the Expenses Reimbursement Agreement, between the Company and the Acquiror; (iii) reviewed a draft dated November 2, 2015 of the Rule 2.5 Announcement to be issued pursuant to the Agreement (the agreements and documents referenced in clauses (i)-(iii) being referred to as the "Transaction Documents"); (iv) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (v) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (vi) compared the financial and operating performance of the Company with publicly available information

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concerning certain other companies we deemed relevant and reviewed the current and historical market prices of Company Ordinary Shares and certain publicly traded securities of such other companies; (vii) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Transaction Documents will be consummated as described in the Transaction Documents, and that the definitive Transaction Documents will not differ in any material respects from the drafts thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Acquisition Sub in the Transaction Documents are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in

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effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of Company Ordinary Shares in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, including any restricted or linked shares, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of Company Ordinary Shares in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, the Acquiror and with Bellaria Holding S.à r.l., the Company's 44.7% shareholder ("Apax") and certain of its portfolio companies (collectively with Apax, the "Apax Group"), for which we and such affiliates have received customary compensation. Such services during such period have included acting as a joint bookrunner on the Company's initial public offering of Ordinary Shares in March of 2014, and performing a variety of investment banking services for members of the Apax Group, including acting as financial advisor in connection with acquisitions and divestitures, acting as sole or joint lead arranger on offerings of debt securities, acting as sole or joint lead arranger on syndicated credit facilities, acting as sole or joint bookrunner on equity offerings and providing treasury services. We and our affiliates collectively own, on a proprietary basis, 0.04% of the Acquiror's common stock and 0.14% of the Company's Ordinary Shares. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, the Acquiror and ASAC II LP, a 24-percent shareholder of the Acquiror, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof

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Annex III

King Profit Forecast

Profit Forecast including basis and assumptions

1.	General

Set forth below is the King Group’s financial forecast for the 2015 fiscal year:

For the fiscal year ending 31 December 2015, King has forecast King Adjusted EBITDA, excluding professional fees in relation to the current Transaction, of U.S.$785 million to U.S.$815 million.

Adjusted EBIDTA is a Non-GAAP Financial Measure. More information about the use of Non-GAAP Financial Measures is detailed in paragraph 13 of Part 3 (Information Required under Section 452 of the Act) of this document. A reconciliation of the forecast King Adjusted EBITDA set forth in the preceding paragraph to the most directly comparable IFRS measure cannot be provided without unreasonable effort because a forecast of certain items that are required for such reconciliation is not practical. However, the following table shows a reconciliation of King Adjusted EBITDA to the IFRS measure of Profit for the financial year ended 31 December 2014, as derived from the audited consolidated financial statements of King for its financial year ended 31 December 2014:

In U.S.$ thousands

Profit	574,851
Income tax expense	193,427
Foreign currency exchange credit	(29,100)
Acquisition-related expense	4,248
Non-operating expense	413
Net finance costs	905
Share-based and other equity-related compensation	167,289
Change in deferred revenue	23,368
Depreciation and amortisation	14,845
King Adjusted EBITDA	950,246

The above statement regarding King Adjusted EBITDA for the fiscal year ending 31 December 2015 constitutes a profit forecast (the “Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Rules. Except as may be required under the Irish Takeover Rules, King assumes no obligation, nor intends to update or otherwise revise the Profit Forecast.

2.	Basis of preparation

The King Profit Forecast has been prepared, except as described above, on a consistent basis with the accounting policies being adopted by the King Group for the period ending 31 December 2015, which are in accordance with IFRS and which are comparable with the accounting policies adopted in its consolidated financial statements for the year ended 31 December 2014.

The King Profit Forecast does not take into account any effects of the proposed Acquisition, including fees paid to advisers for work performed in connection with the Acquisition.

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3.	Key assumptions

The principal assumptions upon which the King Profit Forecast is based are set forth below:

Specific assumptions adopted by the King Directors

●	Overall revenue will be driven by continued performance of existing games and new game launches; existing games will not decline faster than they have done historically and new launches will occur in line with our current operational plans;

●	There will be no material changes in King’s management, existing operational strategies, accounting policies and methodologies during the year ending 31 December 2015;

●	There will be no material changes to the financial or operational technology used in our business;

●	The King Profit Forecast does not account for the impact of the Acquisition, including fees paid to advisers for work performed in connection with the Acquisition, or of any future acquisitions, disposals or partnerships.

Factors outside the King Directors’ influence or control

●	There will be no material changes to existing prevailing global macroeconomic or political conditions for the year ending 31 December 2015.

●	There will be no changes in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which King operates.

●	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements that would have a material impact on King’s operations or its accounting policies;

●	There will be no material adverse events that will have a significant impact on King’s financial performance or operational performance, including user preferences and the balance of paying and non-paying users;

●	There will be no material change in King’s labour costs, including medical and pension and other post-retirement benefits driven by external parties or regulations;

●	There will be no material adverse outcome to any litigation, regulatory matter or government investigation for which provisions may or may not have been provided; and

●	There will be no business interruptions that materially adversely affect King, its key customers or its key suppliers.

Reports on King Profit Forecast

The reports on the King Profit Forecast as required by Rule 28.3 of the Irish Takeover Rules have been prepared by (1) PricewaterhouseCoopers LLP and (2) J.P. Morgan.

Copies of their respective reports are available at Annex IV and Annex V of this document.

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Annex IV

Report of PricewaterhouseCoopers LLP on King Profit Forecast

PricewaterhouseCoopers LLP has prepared the Accountant’s Report that follows at King’s request solely to enable King to meet certain of its obligations pursuant to the Irish Takeover Rules. The Accountant’s Report was prepared in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and published by the Institute of Chartered Accountants in Ireland (“Applicable Standards”). PricewaterhouseCoopers LLP’s work on these financial projections does not constitute an audit. It was not carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) nor does the Accountant’s Report constitute an examination, compilation or review under those standards. Accordingly, it should not be relied upon as if it had been carried out in accordance with those United States standards and practices or any standards other than the Applicable Standards.

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Annex V

Report of J.P. Morgan on King Profit Forecast

J.P.Morgan CAZENOVE

30 November 2015

Dear Sirs

We refer to the profit forecast comprising the statements made by King in respect of adjusted EBITDA, excluding the professional fees in relation to the Transaction, of $785m to $815m, for the fiscal year ending December 31, 2015 (the "Profit Forecast"). The Profit Forecast, and the bases and material assumptions upon which it has been prepared, are set out in the Profit Forecast document to be issued by King and in which this report is included. We have given and have not withdrawn our consent to the publication of this report accompanying the Profit Forecast.

We have discussed the Profit Forecast and the bases and assumptions on which it has been prepared with the financial officers of King and with PwC, reporting accountants to King. We have assumed with your consent that the Profit Forecast reflects the best currently available estimates and judgements of the management of King as to the future financial performance of King for the period to which it relates. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with the financial officers of King and with PwC. We have also considered PwC's report on today's date addressed to you and us on these matters. The directors of King have confirmed to us that all information relevant to the Profit Forecast has been disclosed to us. The directors of King have also acknowledged and confirmed that they have reviewed the Profit Forecast and that they are solely responsible for the Profit Forecast and the assumptions on which it is based.

For purposes of rendering this report, we have, with your consent, relied upon and assumed the accuracy and completeness of all the financial, legal, regulatory, tax, accounting and other information provided to or discussed with us without assuming any responsibility for independent verification thereof.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors of King are solely responsible, has been made with due care and consideration by the directors of King.

This report is provided to you solely in connection with Rule 28 of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the "Irish Takeover Rules") and for no other purpose. We are acting exclusively as financial advisor to King and no one else in connection with the Transaction, and it was solely for the purpose of complying with the provision of Irish law that King requested J.P. Morgan Cazenove prepare a report on the Profit Forecast. No person other than the directors of King can rely on the contents of this report and, to the fullest extent permitted by law, we accept no responsibility and we exclude all liability to any person other than the directors of King in respect of this report or the work undertaken by us in connection with this report.

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